Form 20-F
period 2000-12-31
INFICON HOLDING AG
filed 2001-04-02
CIK 1126659

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(Mark One)

|_|      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
          OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
|X|      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
          OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
|_|      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
          OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission file number__________
                               INFICON Holding AG
             (Exact name of Registrant as specified in its charter)
                              INFICON Holdings Inc.
                 (Translation of Registrant's name into English)
                                   Switzerland
                 (Jurisdiction of incorporation or organization)
                                  INFICON Inc.
                              Two Technology Place
                          East Syracuse, New York 13057
                    (Address of principal executive offices)
                                   ----------
Securities registered or to be registered pursuant to Section 12(b) of the Act.


                                      None
                                   ----------
Securities registered or to be registered pursuant to Section 12(g) of the Act.


Title of each class:                  Name of each exchange on which registered:
    American Depositary Shares,       The Nasdaq National Market
    each representing one-tenth of
    one INFICON Holding AG share
    with a par value of CHF 10
    INFICON Holding AG shares with    The SWX Swiss Exchange
    a par value of CHF 10 each
                                   ----------

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
                                   ----------
                                (Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                                2,315,000 shares

Indicate by check mark whether the Registrant (1) as filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No |_|. Not applicable.

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 |_| Item 18 |X|

                                TABLE OF CONTENTS

PART I.....................................................................  1
  Item 1. Identity of Directors, Senior Management and Advisors............  1
  Item 2. Offer Statistics and Expected Timetable..........................  1
  Item 3. Key Information..................................................  1
  Item 4. Information on the Company.......................................  9
  Item 5. Operating and Financial Review and Prospects..................... 23
  Item 6. Directors, Senior Management and Employees....................... 30
  Item 7. Major Shareholders and Related Party Transactions................ 37
  Item 8. Financial Information............................................ 42
  Item 9. The Offer and Listing............................................ 43
  Item 10. Additional Information.......................................... 44
  Item 11. Quantitative and Qualitative Disclosures about Market Risk...... 57
  Item 12. Description of Securities Other Than Equity Securities.......... 58

PART II.................................................................... 58
  Item 13. Defaults, Dividend Arrearages and Delinquencies................. 58
  Item 14. Material Modifications to the Rights of Security Holders
           and Use of Proceeds............................................. 58
  Item 15. [Reserved]...................................................... 58
  Item 16. [Reserved]...................................................... 58

PART III................................................................... 58
  Item 17. Financial Statements............................................ 58
  Item 18. Financial Statements............................................ 59
  Item 19. Exhibits........................................................ 59

INFICON Holding AG is a corporation (Aktiengesellschaft) organized under the laws of Switzerland. In this annual report, "INFICON Holding AG" refers solely to the ultimate parent company of the INFICON Group. "INFICON", the "INFICON Group", "we", "us" and "our" refer to INFICON Holding AG and its consolidated subsidiaries. All references to "Unaxis" refer to our major shareholder, Unaxis Holding AG, a corporation (Aktiengesellschaft) organized under the laws of Switzerland.


                      PRESENTATION OF FINANCIAL INFORMATION

     We have prepared our consolidated financial statements in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. However, our shares are quoted on the SWX Swiss Exchange in Swiss francs. Although we do not anticipate paying dividends in the foreseeable future, any cash dividends declared in respect of our shares will be declared in Swiss Francs.

                         MARKET SHARE AND INDUSTRY DATA

         Market information contained in this annual report, including information on our market share and the position of our business relative to our competition, largely reflects our management's best estimates. These estimates are based upon information obtained from customers, from trade or business organizations and associations, from other contacts within the industries in which we compete and, in some cases, upon published statistical data from independent third parties. We also rely on forecasts of future market conditions from third-party sources. These third-party statistical data and forecasts typically address a broad market for finished products made by our customers and do not address the vacuum instrumentation market directly. We do not know the assumptions upon which these forecasts are based, including the rates of general economic growth that were assumed in preparing the forecasts. In addition, we have not independently verified the data prepared by these third-party sources, but we believe them to be reliable. Except as otherwise stated, market share information and our assessments of our competitive position have been derived by comparing our sales to our estimates of our competitors' sales, as well as general market conditions. Amounts and percentages included in this annual report have been rounded and, accordingly, may not total.


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F and other materials we have filed or may file with the Securities and Exchange Commission, as well as information included in oral statements or other written statements made, or to be made, by us, contain disclosures which are "forward-looking statements". Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "may", "believe", "will", "expect", "project", "estimate", "anticipate", "plan" or "continue". These forward-looking statements address, among other things, our strategic objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries, the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed under "Key Information---Risk Factors".

     As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisors

              Not applicable.

Item 2. Offer Statistics and Expected Timetable

              Not applicable.

Item 3. Key Information

A. Selected Financial Data

     The following tables present our selected historical combined financial data. This data has been derived from our consolidated financial statements for the relevant periods prepared in accordance with U.S. GAAP. The information set forth below should be read together with "Operating and Financial Review and Prospects" and our historical financial statements and notes to those statements included in this annual report. Our income statement data set forth below for the years ended December 31, 1998, 1999 and 2000 and the balance sheet data as of December 31, 1999 and 2000 are derived from our audited consolidated financial statements and the notes to those statements included in this annual report. Our selected historical combined financial and other data for the year ended December 31, 1997 and the balance sheet data as of December 31, 1998 have been derived from our audited combined financial statements, which are not included in this annual report. Our selected historical combined financial and other data for the year ended December 31, 1996 have been derived from our unaudited combined financial statements, which are not included in this annual report. In the opinion of our management, all adjustments considered necessary for a fair presentation have been included in our unaudited combined financial statements.

     In 1997, Unaxis formed its vacuum instrumentation group by bringing the Balzers, Leybold and INFICON instrumentation businesses under a single global management. In connection with this initiative, we decided to focus on increasing our sales to semiconductor and related markets, to rationalize our product offerings and to consolidate our operations and research and development efforts to operate more efficiently and support our new focus. As a result of these changes, the financial data for 1996 are not necessarily comparable to the financial data for the years 1997 through 2000.

     Up until the present date, no dividends were declared by us.


                                                               Years ended December 31,
                                                               ------------------------
                                           1996           1997           1998           1999           2000
                                           ----           ----           ----           ----           ----
                                              U.S. $ in thousands except for shares and per share amount
                                       (unaudited)                            (audited)
Income Statement Data:
Net sales
   Semiconductor vacuum
      instrumentation.....                 $44,295        $40,259        $36,402        $42,154        $65,952
   General vacuum
      instrumentation.....                  94,826         91,496         81,919         87,838        104,024
                                            ------         ------         ------         ------        -------
Total net sales...........                 139,121        131,755        118,321        129,992        169,976
Cost of sales.............                  66,291         66,106         61,562         69,243         83,231
                                            ------         ------         ------         ------         ------
Gross profit..............                  72,830         65,649         56,759         60,749         86,745
Research and development..                  14,152         14,082         12,970         11,523         11,037
Selling, general and
   administrative.........                  39,384         38,748         38,995         38,332         41,889
                                            ------         ------         ------         ------         ------
Income from operations....                  19,294         12,819          4,794         10,894         33,819


                                                               Years ended December 31,
                                                               ------------------------
                                           1996           1997           1998           1999           2000
                                           ----           ----           ----           ----           ----
                                              U.S. $ in thousands except for shares and per share amount
                                       (unaudited)                            (audited)


Interest expense, net.....                       128            107            130            130            292
Other expense, net........                     (434)              9            732            804          1,854
                                               -----              -            ---            ---          -----
Income before taxes.......                    19,600         12,703          3,932          9,960         31,673
Income taxes..............                     6,340          5,186             21          2,584          8,742
                                               -----          -----             --          -----          -----
Net income................                   $13,260         $7,517         $3,911         $7,376         22,931
                                             -------         ------         ------         ------         ------
Basic net income per share                     $6.63          $3.76          $1.95          $3.69         $11.21
Diluted net income
 per share................                     $6.63          $3.76          $1.95          $3.69         $11.21
Weighted average number
   of shares..............                 2,000,000      2,000,000      2,000,000      2,000,000      2,046,000
Balance Sheet Data:
Working capital...........                   $36,354        $38,760        $35,880        $29,719        $53,561
Total assets..............                    64,124         64,392         64,946         56,198        151,070
Total debt................                        --             --             --             --            869
Stockholders' equity......                    44,366         50,907         47,051         41,360        108,531


Exchange Rate Information

     Because the main listing of our shares is on the SWX Swiss Exchange in Swiss francs, we have set forth below, for the periods and dates indicated, information regarding the noon buying rate in the City of New York for cable transfers in Swiss francs as certified for customs purposes by the Federal Reserve Bank of New York, or the "noon buying rate", expressed in Swiss francs per dollar.

     We have provided these rates solely for your convenience. They should not be construed as a representation that Swiss franc amounts actually represent the dollar amounts or that the Swiss franc amounts could have been, or could be, converted into dollars at these rates or at any other rate. We do not use these rates for preparing our consolidated financial statements that we have included elsewhere in this annual report. On March 21, 2001 the noon buying rate was U.S.$1.00=CHF 1.7095.


                                                CHF      CHF
            Month                              High      Low
            -----                              ----      ---

            October 2000                       1.83      1.72
            November 2000                      1.82      1.75
            December 2000                      1.76      1.61
            January 2001                       1.67      1.59
            February 2001                      1.70      1.62

                        CHF            CHF        CHF           CHF
Calendar Year        Average(1)        High       Low      At Period End

1995.............      1.1744         1.3130     1.1172       1.1540
1996.............      1.2419         1.3515     1.1573       1.3390
1997.............      1.4521         1.5360     1.3430       1.4610
1998.............      1.4507         1.5420     1.2935       1.3735
1999.............      1.5139         1.6015     1.3585       1.5930
2000 ............      1.6885         1.8300     1.5420       1.6116

-----------

(1) The average of the noon buying rates on the last business day of each month during the relevant period.

B. Capitalization and Indebtedness.

                  Not applicable.

C. Reasons for the Offer and Use of Proceeds.

                  Not applicable.

D. Risk Factors.

     Investing in our shares or ADSs involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below before investing in our shares or ADSs. If any of the following risks actually occur, our business, prospects, financial condition and results of operations could be harmed. In that case, the value of our shares or ADSs could decline, and you could lose all or part of your investment.

         Risks Relating to Our Business

DOWNTURNS IN THE SEMICONDUCTOR CHIP MANUFACTURING INDUSTRY HAVE HAD IN THE PAST, AND MAY HAVE IN THE FUTURE, A MATERIAL ADVERSE EFFECT ON OUR SALES AND PROFITABILITY.

     Our business depends substantially upon the strength of demand from semiconductor chip manufacturers and semiconductor equipment manufacturers, or OEMs, which in turn depend upon the current and anticipated demand for semiconductors and products using semiconductors. In the year ended December 31, 2000, we estimate that approximately 65% of our semiconductor vacuum instrumentation sales, and approximately 14% of our general vacuum instrumentation sales were to semiconductor chip manufacturers, OEMs and related markets. For the year ended December 31, 1999, we estimate that approximately 54% of our semiconductor vacuum instrumentation sales and approximately 10% of our general vacuum instrumentation sales were to semiconductor chip manufacturers, OEMs and related markets. As we pursue our strategy of focusing on the semiconductor industry, we expect that sales to such customers will account for an increasing proportion of our sales. Periodic reductions in demand from semiconductor chip manufacturers and OEMs may reduce revenues and we may be unable to increase sales to new or existing customers.

     Historically, the semiconductor chip manufacturing market has been highly cyclical and has experienced periods of overcapacity, resulting in significantly reduced demand for capital equipment. For example, in 1998 the semiconductor chip manufacturing industry experienced a severe downturn, which contributed to a 10.2% decrease in our net sales from 1997. Although the semiconductor chip manufacturing industry recovered in late 1999 and 2000, we believe that the industry has entered another downturn. We cannot assure you that:

o    the semiconductor chip manufacturing industry will improve;

o the semiconductor industry is not experiencing a downturn which may be severe or prolonged; or

o any recovery will result in increased demand for capital equipment by the semiconductor chip manufacturing industry.

     Any downturn in the semiconductor chip manufacturing industry could reduce, or limit the growth of, revenues from semiconductor chip manufacturers and OEMs, which we expect to account for an increasing portion of our sales.

THE LOSS OF SALES TO OUR MAJOR CUSTOMERS WOULD LIKELY HAVE A MATERIAL ADVERSE EFFECT ON US.

     Our largest customers in 2000, Pfeiffer Vacuum and various entities related to Unaxis, including Leybold Vacuum and Leybold Optics, accounted for an aggregate of approximately 30% of our net sales. The loss of a major customer or any reduction in orders by these customers, including reductions due to market or competitive conditions, would likely result in a significant decrease in revenue for an extended period of time until new or existing customer orders make up for the reduction.

     Attempts to mitigate the adverse impact of any loss or reduction of orders through the rapid addition of new customers could be difficult. This is because prospective customers typically require lengthy qualification periods to test and evaluate new products before placing large orders with a new supplier. Our future success will continue to depend upon:

o    our ability to maintain relationships with existing key customers;

o    our ability to attract new customers; and

o the success of our OEM customers in creating demand for manufacturing systems which incorporate our products.

SOME OF OUR CUSTOMERS COMPETE, OR MAY IN THE FUTURE COMPETE, WITH UNAXIS, AND TO THE EXTENT THAT WE ARE PERCEIVED TO BE CONTROLLED BY, OR UNDER COMMON CONTROL WITH, UNAXIS, WE MAY LOSE THEIR BUSINESS.

     Some of our customers compete, or may in the future compete, with our principal shareholder, Unaxis. Unaxis currently owns 19.51% of our shares and two Unaxis officers serve on our board of directors. In addition, Unaxis has agreed to provide us services on a continuing basis. Because of this, some of our customers may perceive us to be closely affiliated with Unaxis. To the extent that any of these customers are competitors of Unaxis, they may choose to stop buying our products, and our revenues may decrease as a result.

OUR FUTURE GROWTH AND COMPETITIVENESS DEPEND UPON OUR ABILITY TO DEVELOP NEW AND ENHANCED PRODUCTS FOR INDUSTRIES WE TARGET AND TO ADAPT RAPIDLY TO CHANGING TECHNOLOGIES. WE CANNOT ASSURE YOU THAT WE WILL BE SUCCESSFUL IN OUR PRODUCT DEVELOPMENT EFFORTS OR THAT OUR NEW PRODUCTS WILL GAIN GENERAL MARKET ACCEPTANCE.

     The markets in which we sell our products, including the semiconductor manufacturing and equipment markets, are characterized by rapidly changing technology, evolving industry standards and practices, frequent new product and services introductions and enhancements, pricing pressure and changing customer demands. Our future growth will depend, in part, on our ability to adapt to rapidly changing technology and to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost-effective basis. We cannot assure you that these new products and enhancements will gain market acceptance. For example, our product development efforts in our semiconductor vacuum instrumentation group will include continuing to design in situ analyzers and integrating them with manufacturing equipment designed by our OEM customers. Market practice among semiconductor chip manufacturers has been to test product wafers off-line, i.e., outside of the manufacturing process. We cannot assure you that manufacturers will move from off-line to in situ analysis. We may also experience difficulties or delays in our development efforts with respect to these and other products.

     In addition, products or technologies developed by our competitors might render our products or technologies obsolete or noncompetitive. A fundamental shift away from vacuum technology in the semiconductor chip manufacturing market could render our product offerings obsolete and significantly reduce our revenues and cause the value of our shares or ADSs to decrease.

THE MARKETS FOR OUR PRODUCTS ARE HIGHLY COMPETITIVE. THIS COMPETITION MAY CAUSE US TO REDUCE PRICES AND MAY RESULT IN DECREASES IN MARKET SHARE OF OUR PRODUCTS.

     We are exposed to the competitive characteristics of several different geographic and product markets. Competition is based on a variety of factors including price, quality, functionality, brand recognition and the effectiveness of our marketing, sales and customer service efforts. We believe that rapid identification of new product applications and the ability to supply commercial quantities of products that enable these applications are important competitive factors. As the markets for our products expand, particularly with respect to our semiconductor vacuum instrumentation products, we expect that additional competition will emerge and that existing competitors may commit more resources to the markets in which we participate. In particularly competitive markets, we have reduced the prices on our products in order to maintain market share. For example, our fittings and valves are especially subject to pricing pressure, because there is little technical differentiation among competing products. Increased competition in these markets may lead to further price reductions.

     Our sales and operating profit will depend upon our ability to deliver products with functional specifications and prices that compete successfully with those of our competitors, as well as on our ability to manage operating costs. Some of our competitors may have greater financial, technical and marketing resources than we do. We cannot assure you that we will be able to compete effectively in the future.

OUR FAILURE TO PROTECT OUR PROPRIETARY TECHNOLOGY RELATING TO VACUUM INSTRUMENTATION MAY SIGNIFICANTLY IMPAIR OUR COMPETITIVE POSITION, WHICH COULD RESULT IN A LOSS OF REVENUES AND PROFITS.

     We rely, in part, on patent, trade secret, copyright and trademark law to protect our intellectual property. Our future success and competitive position depend upon our ability to obtain and maintain proprietary technology used in our principal product families. We have obtained a number of patents relating to our key product families and have filed applications for additional patents. There can be no assurance that any pending patent applications will be approved, that we will develop additional proprietary technology that is patentable, that any patents obtained by or issued to us will provide us with competitive advantages or that these patents will not be challenged by any third parties. Furthermore, there can be no assurance that third parties will not design around our patents. Any of the foregoing results could harm our competitive position and result in lost revenue.

     In addition to patent protection, we rely upon trade secret protection for our confidential and proprietary information and technology. We routinely enter into confidentiality agreements with our employees. However, there can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that our confidential and proprietary information and technology will not be independently developed by, or become otherwise known, to third parties.

     We license technology used in our products from and to third parties. Our inability to acquire third-party licenses, or to integrate the related third-party technologies into our products, could result in delays in our product developments and enhancements until equivalent technologies can be identified, licensed and integrated. We may also require new licenses in the future as our business grows and technology evolves. We cannot assure you that these licenses will be available to us on commercially reasonable terms, if at all.

     Our commercial success also depends upon our ability to avoid infringing or misappropriating any patents or other proprietary rights owned by third parties. If we are found to infringe or misappropriate a third party's patent or other proprietary rights, we could be required to pay damages to such third party, alter our products or processes, obtain a license from the third party or cease activities using such proprietary rights. If we are required to do any of the foregoing, we cannot assure you that we will be able to do so on commercially favorable terms, if at all. Our inability to do any of the foregoing on commercially favorable terms could have a material adverse effect on our business, prospects, financial condition and results of operations.

     Litigation may be necessary in order to enforce our patents or other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement from third parties. Any such litigation could result in substantial costs and diversion of resources.

THE LICENSE AGREEMENTS WE HAVE ENTERED INTO WITH RESPECT TO OUR ULTRA CLEAN PROCESSING BUSINESS CONTAIN PROVISIONS THAT COULD DISCOURAGE A TAKEOVER OR PREVENT OR DELAY A MERGER THAT SHAREHOLDERS BELIEVE IS FAVORABLE.

     Our rights to use the patents, that are licensed to us in connection with our ultra clean business, will terminate on a change of control of our company to which Unaxis does not consent. This could make us less attractive as a takeover target, could reduce the price that investors might be willing to pay for our shares or ADSs and could result in the market prices of our shares and ADSs being lower than they would be without these provisions.

OUR INABILITY TO CONVINCE OEMS TO USE OUR PRODUCTS IN THE MANUFACTURING SYSTEMS THEY SELL COULD WEAKEN OUR COMPETITIVE POSITION.

     Manufacturing systems built by OEMs typically have a lifespan of five to ten years. OEMs subject components to rigorous and lengthy testing processes before incorporating them into their systems. Once an OEM has selected a particular vendor's equipment for a manufacturing system, the OEM generally relies, to the extent possible, upon that vendor's equipment. As a result, when another vendor's equipment is incorporated into an OEM's system, we may have difficulty convincing that OEM to use our products unless there are compelling reasons for a change, such as significant performance or cost advantages. In addition, a semiconductor chip manufacturer who purchases a system from an OEM would typically seek replacement parts only from that OEM's supplier. Inducing this manufacturer to change suppliers would require a significant sales effort. Our success, therefore, depends in large part on our ability to convince OEMs to choose our products for use in each new generation of their equipment. If we are unsuccessful in doing so, our competitive position may be harmed.

WE MUST COMPETE INTENSIVELY TO ATTRACT AND RETAIN KEY TECHNICAL PERSONNEL TO HELP MAINTAIN OUR CURRENT LEVEL OF SUCCESS AND TO SUPPORT OUR FUTURE GROWTH.

     Our success depends largely upon the efforts and abilities of our key managers and other employees, particularly those with expertise in semiconductor manufacturing and related industries. The loss of key employees or officers could temporarily impair our ability to effectively manage our business until new personnel are found. Our future growth and success will depend upon our ability to attract and retain highly skilled technical, financial, managerial and marketing personnel. Competition for such personnel in our industry is intense, and we cannot be certain that we will be successful in attracting and retaining such personnel.

OUR ABILITY TO EXPAND OUR MANUFACTURING CAPACITY MAY BE LIMITED BY OUR SUPPLIERS' ABILITY TO MEET OUR REQUIREMENTS.

     During periods of increased demand for semiconductor equipment, we have had periodic difficulties in receiving sufficient material from some of our suppliers. These shortages may lead to delays in production and delivery of our products and may limit our ability to satisfy our customers' demand.

WE HAVE SIGNIFICANT INTERNATIONAL SALES TO CUSTOMERS OUTSIDE THE UNITED STATES. A REDUCTION IN DEMAND FOR OUR PRODUCTS RESULTING FROM ECONOMIC DOWNTURNS IN ONE OR MORE OF THE MARKETS WE SERVE MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR SALES AND PROFITABILITY.

     We distribute our products in many countries around the world. Approximately 70.3% of our net sales 2000, and approximately 72.0% of our net sales in 1999 were to customers outside the United States. Our overall success as a global business depends, in part, upon our ability to succeed in differing economic, social and political conditions. For example, the markets in Asia, one of the principal markets for our semiconductor vacuum instrumentation, experienced significant turbulence in the late 1990s. Our direct net sales to customers in the Asia-Pacific market represented approximately 26.3% and 19.4% of our net sales in the years ended December 31, 2000 and 1999, respectively, and we expect this percentage to increase in the future. Although Asian markets have recovered from the economic downturn of the late 1990s, future downturns in these or other markets could reduce our revenues.

     We are also confronted with different legal and regulatory requirements in many jurisdictions. These include, but are not limited to, tariffs and trade barriers, requirements relating to withholding taxes on remittances and other payments by subsidiaries, and different regimes controlling the protection of intellectual property. Our international operations also expose us to different local business risks and challenges. For example, we must design local solutions to manage credit risks of local customers and distributors. We cannot assure you that we will continue to succeed in developing and implementing policies and strategies that are effective in each country where we do business.

UNFAVORABLE EXCHANGE RATE FLUCTUATIONS MAY HARM OUR RESULTS OF OPERATIONS.

Our operations are conducted through subsidiaries in many countries. The results of operations and the financial position of each of these subsidiaries are reported in its relevant local currency and then translated into U.S. dollars at the applicable foreign currency exchange rate for inclusion in our combined financial statements. Exchange rate fluctuations between these foreign currencies and the U.S. dollar may have a material adverse effect on our combined financial statements as reported in U.S. dollars.

     We also face transaction risk from fluctuations in exchange rates between the various currencies in which we do business. We believe that a substantial portion of the transaction risk of our operations in multiple currencies is mitigated by our hedging activities, as well as the structural matching that occurs because many of our operating and financial expenses are incurred in the same currency in which the sales relating to such expenses are invoiced. This is particularly the case following the introduction of the Euro. We are nevertheless exposed to fluctuations in exchange rates between these currencies, and we may need to raise our prices in response to fluctuations, which could result in reduced sales. We cannot assure you that our operating profit will not be materially adversely affected by large exchange rate fluctuations.

     We had (gains) and losses from foreign currency transactions and foreign exchange contracts of U.S.$136,000, U.S.$379,000, and U.S.$(167,000) for the years ended December 31, 2000, 1999 and 1998, respectively.

     In addition, our shares are quoted on the SWX Swiss Exchange in Swiss francs. Although we do not anticipate paying dividends in the foreseeable future, any cash dividends declared in respect of our shares will be declared in Swiss francs. Fluctuations in the exchange rate between the Swiss franc and other currencies, including the Euro and the U.S. dollar, may affect, among other things, the foreign currency equivalent of the Swiss franc value of an investment in our shares and of dividends and other distribution payments on the shares.

WE MUST MAKE EXPENDITURES TO COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS RELATING TO THE PRODUCTION OF OUR VACUUM INSTRUMENTATION PRODUCTS.

     We must comply with environmental laws and regulations relating to the generation, storage, handling, emission, transportation and discharge of materials. We require environmental permits to carry out some of our operations, and these permits are subject to modification and renewal by issuing authorities. If we violate these environmental laws and regulations, we may be subject to fines or be prevented from conducting some of our activities. We do not believe that we will be required under existing environmental laws and enforcement policies to spend any amounts that will adversely affect our financial condition or results of operations. However, environmental laws and enforcement policies have generally become more stringent in recent years. As a result, we cannot predict the ultimate cost of compliance with these laws.

     Risks Relating to Our Separation from Unaxis

OUR HISTORICAL FINANCIAL INFORMATION MAY NOT BE REPRESENTATIVE OF OUR RESULTS AS AN INDEPENDENT COMPANY.

     Our consolidated financial statements have been carved out from the combined financial statements of Unaxis using the historical cost basis of assets, liabilities and operating results of the Unaxis vacuum instrumentation operations that comprise our business. Accordingly, the historical financial information that we include in this annual report does not necessarily reflect what our financial condition, operating results and cash flows would have been had we been a separate, stand-alone entity for the periods presented. Unaxis did not account for us as a separate, stand-alone entity during these periods.

     Our costs and expenses include direct expenses and an allocation from Unaxis for centralized corporate and infrastructure costs, including finance, legal, tax, information technology and human resources functions. This allocation, which was not the result of an arm's-length negotiation with Unaxis, is based on Unaxis' internal expense allocation methodology which charges these expenses to operating locations based primarily on net sales. Although we believe that this allocation methodology is reasonable and allocated costs are representative of the operating expenses that would have been incurred had we operated on a stand- alone basis, our consolidated historical financial information is not necessarily indicative of what our financial condition, operating results and cash flows will be in the future. We have not made any adjustments to our historical financial statements to reflect any significant changes that will occur in our cost structure and operations as a result of our separation with Unaxis, including the increased costs associated with being a publicly traded, independent company.

WE ARE NO LONGER ABLE TO RELY ON UNAXIS TO FUND OUR FUTURE CAPITAL REQUIREMENTS, AND FINANCING FROM OTHER SOURCES MAY NOT BE AVAILABLE ON TERMS AS FAVORABLE AS UNAXIS COULD OBTAIN.

     In the past, we were part of Unaxis' integrated cash management system in which we forwarded available cash to Unaxis, and Unaxis provided us with cash for our operations. Now that we are separated from Unaxis, Unaxis may no longer provide funds to finance our working capital or other cash requirements. We cannot assure you that financing from other sources, if needed, will be available on favorable terms.

     On November 23, 2000, we obtained a working capital credit facility from Credit Suisse in a maximum amount of U.S.$ 30 million. We believe that this credit facility provides us with sufficient liquidity to meet our current and anticipated future capital requirements and business needs. However, in the future, we may require or choose to obtain additional debt or equity financing in order to finance our operations, acquisitions or other investments in our business. Future equity financing will be dilutive to the existing holders of our shares. Future debt financing could involve restrictive covenants that will limit the manner in which we conduct our business. In addition, we may not be able to obtain debt financing on terms as favorable as those Unaxis could obtain. As a result, our cost of capital could be higher than that reflected in our historical financial statements.

WE HAVE SIGNIFICANT SALES TO UNAXIS AND ITS AFFILIATES.

     In 2000, Leybold Vacuum, a division of Unaxis, accounted for approximately 9% of our net sales, and other Unaxis entities accounted for an additional 7% of our net sales. There can be no assurance that, as Unaxis reduces its ownership interest in INFICON, these companies will maintain similar levels of purchases from us. In addition, Unaxis has announced its intention to spin off Leybold Vacuum. A significant decrease in sales to Leybold Vacuum would reduce our revenues.

IF THE SERVICES WE PURCHASE FROM UNAXIS ARE NOT SUFFICIENT TO MEET OUR NEEDS, OR IF WE ARE NOT ABLE TO REPLACE THESE SERVICES AFTER OUR AGREEMENTS WITH UNAXIS EXPIRE, WE MAY BE UNABLE TO MANAGE CRITICAL OPERATIONAL FUNCTIONS OF OUR BUSINESS.

     Unaxis has agreed to provide services to us, including services related to financial, accounting, tax, information technology and human resources. Although Unaxis is contractually obligated to provide us with these services, these services may not be provided at the same level as when we were a part of Unaxis, and we may not be able to obtain the same benefits. After the expiration of these various arrangements, we may not be able to replace the services or enter into appropriate leases in a timely manner or on terms and conditions, including cost, as favorable as those we receive from Unaxis.

     Risks Relating to our Shares and ADSs

UNAXIS HAS A SIGNIFICANT INFLUENCE ON OUR COMPANY AND MAY MAKE DECISIONS THAT ARE NOT IN THE BEST INTERESTS OF ALL SHAREHOLDERS.

     Insider control of a significant proportion of our shares could have an adverse effect on the market price of our shares and ADSs. Unaxis currently beneficially owns 19.51% of our shares. In addition, two of our directors are officers of Unaxis. This could present the potential for a conflict of interest with respect to areas in which we compete with Unaxis and with respect to matters related to the agreements between us and Unaxis described under "Major Shareholders and Related Party Transactions---Related Party Transactions---Agreements in Connection with our Separation from Unaxis---Agreements with Unaxis". In light of its stock ownership position and its representation on our board of directors, Unaxis has significant influence on the outcome of corporate actions requiring shareholder approval, including the election of directors, the amendment of our articles of incorporation, and mergers, consolidations and sales of assets that could give our shareholders the opportunity to realize a premium over the then-prevailing market price of their shares. This influence may have the effect of delaying or preventing a change of control of INFICON, even if this change of control benefits our shareholders generally.

FUTURE SALES BY UNAXIS COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR SHARES AND ADSS.

     Sales of our shares in the public market could adversely affect the market price of the shares and ADSs. All of our shares, are freely tradable in the open market, except for the shares sold to our executive officers, directors and employees and the shares held by Unaxis and certain institutional investors which are subject to lock-up agreements. The shares sold to our directors may be sold after the expiration of 180-day lock-up agreements, on May 9, 2001. Up to 579,000 additional shares may be sold by Unaxis and certain institutional investors after the expiration of a 365-day lock-up agreement on November 9, 2001. In addition, none of the 33,450 shares sold to our executive officers and employees under our two equity purchase programs described below under "Directors, Senior Management and Employees---Share Ownership" may be sold before November 9, 2002.

IT MAY BE DIFFICULT TO INITIATE LEGAL PROCEEDINGS OR ENFORCE JUDGMENTS AGAINST
US.

     We were incorporated under the laws of Switzerland and a substantial portion of our assets are located outside the United States. As a result, it may be difficult to effect service of process on us or directors who reside in Switzerland or to enforce judgments in Switzerland based on the civil liability provisions of the securities laws of the United States. In addition, awards of punitive damages obtained in courts in the United States may not be enforceable in Switzerland or other countries where we conduct operations.

THERE MAY NOT BE AN ACTIVE TRADING MARKET FOR OUR SHARES OR ADSS.

     There may not be an active trading market for our shares or ADSs, and the market price of our shares or ADSs may decline below the current price. We issued only a limited number of ADSs and there may not be a sufficient amount of investor interest in the ADSs to lead to the development of a liquid trading market for the ADSs.

IF YOU HOLD OUR ADSS, YOU ARE UNABLE TO EXERCISE CERTAIN SHAREHOLDER RIGHTS.

     An ADR holder is not being treated as one of our shareholders and is unable to exercise some shareholder rights. The Bank of New York is the holder of shares underlying the ADSs. An ADR holder has those rights as set forth in a deposit agreement among us, The Bank of New York and the ADR holders, described under "Additional Information---The Rights of ADR Holders". These rights are different from those of holders of our shares, including with respect to the receipt of information, the receipt of dividends or other distributions and the exercise of voting rights. In particular, an ADR holder must instruct The Bank of New York to vote the shares underlying the ADRs, but only if we ask The Bank of New York to ask for the ADR holder's instructions. As a result, it may be more difficult for you to exercise those rights. In addition, there are fees and expenses related to the issuance and cancellation of the ADRs.

Item 4. Information on the Company

A. History and Development of the Company.

     INFICON Holding AG (commercial name: "INFICON") was incorporated on August 2, 2000 for an indefinite term. INFICON Holding AG is a corporation (Aktiengesellschaft) organized under the laws of Switzerland. Its registered office (Sitz) is located at Hintergasse 15 B, 7310 Bad Ragaz, Switzerland. The telephone number of our registered office is 41-81-300-4980. Our global headquarters are at Two Technology Place, East Syracuse, New York 13057, United States. Our telephone number in the United States is 1-315-434-1100. Our address on the Internet is www.Inficon.com. The information on our website is not incorporated by reference into this annual report.

     In our initial public offering on November 8, 2000, 1,736,000 INFICON shares, with a par value of CHF 10 each, directly or in the form of ADSs, were sold publicly in Switzerland and the United States and to institutional investors outside Switzerland and the United States. Of the 1,736,000 shares, 315,000 shares were sold by us and 1,421,000 shares were sold by Unaxis as selling shareholder.

     Prior to our initial public offering, our business was wholly owned by Unaxis. In order to implement our initial public offering, Unaxis restructured the corporate ownership of the businesses in its instrumentation group, and created INFICON Holding AG under the laws of Switzerland to hold the companies through which we now conduct our operations. These companies have acquired from Unaxis substantially all of the assets relating to our business.

     In 1999, Unaxis began the process of focusing its business on surface technology and information technology, including the development, manufacture and sale of highly advanced semiconductor equipment systems. Unaxis has divested, or is seeking to divest, businesses which are not consistent with this new focus. Although our business is also focused on the semiconductor sector of the information technology market, a number of our customers are manufacturers of semiconductor equipment systems who compete, or may in the future compete, with Unaxis. Unaxis' new strategic focus raised a concern that our other semiconductor equipment systems customers would be reluctant to rely on a subsidiary of a competitor as a critical supplier and as a partner in developing solutions for their manufacturing problems. Accordingly, Unaxis concluded that its investors would recognize greater value from our business if it were sold than if it were retained as part of the Unaxis group of companies.

     Unaxis currently owns 19.51% of our shares. Subject to its lock-up agreement, which expires on November 9, 2001, and general market conditions, Unaxis currently intends to sell its remaining shares of INFICON. As a result, we believe that our initial public offering and our independence from Unaxis is being viewed favorably by our customers and will help to strengthen our customer relationships.

     We also believe that, as a result of our initial public offering, we have greater flexibility in managing our operations and pursuing our business strategy in order to bring greater long-term value to our shareholders. We are able to use our shares and ADSs as consideration to acquire other companies, and our employees are able to participate in incentive plans that align their interests with the interests of our other shareholders. Our initial public offering has also created a basis for investors to value our business separately from the business of Unaxis.

     Our capital expenditures amounted to U.S.$3.8 million U.S.$3.3 million and U.S.$4.9 million, respectively in 1998, 1999 and 2000, respectively. These amounts were used primarily for the purchase of manufacturing equipment, tooling, office computer equipment, facility maintenance and leasehold improvements.

     We had equipment divestitures in the amounts of U.S.$154,000, U.S.$127,000 and U.S.$0, respectively in 1998, 1999 and 2000, respectively.

     The principal investing activities currently in progress are for building infrastructure changes for our facility in Cologne, Germany and the move to a new building of our operations in Balzers, Liechtenstein planned for the second half of 2001. We expect to invest U.S.$4.0 million for these purposes in 2001. These capital expenditures will be funded with cash from our operations.


B. Business Overview.

General

     We are a leading developer, manufacturer and supplier of vacuum instrumentation to semiconductor and other industries worldwide. Manufacturers use our instrumentation for sophisticated testing, analysis, monitoring, measurement and control applications that improve their productivity and the quality of their products and processes. Historically, our products have been designed for customers in a number of diverse industries. In 1997, Unaxis formed our business by bringing its instrumentation businesses under a single global management. In connection with this initiative we decided to focus on increasing our sales to semiconductor and related markets, to rationalize our product offerings and to consolidate our operations and research and development efforts to operate more efficiently and support our new focus. We expect to continue to focus on semiconductor and related markets, because we believe that they are the largest and fastest growing markets for our products.

     We have two business groups and four major product lines. Our semiconductor vacuum instrumentation group focuses on semiconductor and related markets with:

o in situ analyzers, which allow semiconductor chip manufacturers to monitor and control their manufacturing processes by providing immediate information on the condition of the wafer and on the process and equipment parameters; and

o ultra clean processing products, which employ electrically charged gas technology to prepare semiconductor chips and carriers for packaging.

     Our general vacuum instrumentation group serves selected industries, including the refrigeration and air conditioning and automotive markets, with:

o leak detectors, which are designed to determine whether any gaseous impurities enter vacuum systems and to test system integrity to ensure that no environmentally damaging, hazardous or expensive gases escape from pressurized, sealed systems; and

o vacuum control products, which measure and control gas pressures during a manufacturing process.

     Based on our knowledge of our competitors and the markets we serve, we believe that many of our key products maintain leading market share positions, and that these leading market positions and our competitive strengths will enable us to take advantage of expected growth in semiconductor and related markets.

     Our principal customers in our target markets are large manufacturers who incorporate our products into their vacuum processes and original equipment manufacturers, or OEMs, who incorporate our products into systems they build for their customers. In addition, we sell to several large distributors who serve diverse markets. Our customers are located principally in the United States, Europe and Asia. As we increase our penetration of the semiconductor industry, we will continue to build our sales and marketing operations in Asia and the United States.

Our Competitive Advantages

     We believe that we have leading market shares in the in situ analysis, ultra clean processing and leak detection markets, and a strong position in the vacuum control market. We believe we can enhance our market position, growth and profitability through the following competitive advantages:

o Market-Driven Technology and Product Innovation. Our customers operate in an environment of constant technological change. The cornerstone of our strong market position is our investment in technology and product innovation to keep pace with these changes. Our investment is made through internal product development and the acquisition of advanced technology that complements our vacuum instrumentation portfolio. Our engineers and technical experts work directly with our customers to develop optimal solutions for their manufacturing problems. We seek to translate our knowledge of customer process requirements and our advanced technology into innovative products that improve our customers' process yield, quality, costs and profitability.

o Global Presence and Comprehensive Customer Support. We have direct sales, application support and service centers in 12 countries around the world. This global reach is an increasingly critical success factor for a customer base that itself is increasingly multinational in scope. Large end users have factories worldwide and products sold to OEMs are often exported to other parts of the world. Our customers expect us to provide comprehensive service and application support at all locations where our products are used. We believe we have an excellent reputation for sales, logistic, application and service support in all important market areas of the world.

o State-of-the-Art Enabling Technologies. We maintain major manufacturing operations in Syracuse, New York, USA; Balzers, Liechtenstein; and Cologne, Germany. Each of these manufacturing locations is highly focused on specific product lines. In the last three years, each of our three factories has installed state-of-the-art "enabling technologies" aimed at providing us with the best available manufacturing efficiency, quality and information technology to support our business.

o Demand-based Manufacturing. We employ a demand-based manufacturing system, where products are manufactured upon receiving an order, that enables us to manufacture products rapidly and efficiently to meet specific customer demands. Combined with aggressive supply chain management, our demand-based manufacturing system minimizes inventory, dramatically reduces manufacturing cycle times, improves on-time delivery, lowers manufacturing costs and improves quality.

o Total Quality Management and ISO Registration. All our factories were early adopters of sophisticated total quality management techniques, including extensive employee participation at all levels in team-oriented programs aimed at improving product quality and manufacturing process efficiency. All our factories were among the earliest to apply for and achieve ISO 9001 Registration.

     This world-recognized quality methodology mandates that companies adhere to, and document their compliance with, stringent product/process specifications.

o Integrated Management Information Systems. We have a company-wide integrated management information system which provides us with information on our manufacturing, sales, service and accounting functions on a real-time basis.

o Brand Recognition. As a result of our strong market position, there is considerable name recognition for INFICON brands. Our name recognition, coupled with our reputation for high quality and comprehensive customer service, provides significant support for our introduction of new and innovative products.

o Strong and Committed Management Team. We believe that our company benefits from a cohesive and highly experienced management team. Our six executive officers collectively have over 89 years of experience with INFICON and our predecessors and come from several different national backgrounds. We believe that we have the leadership we need to continue to leverage our competitive advantages in the future.

     While we believe that these competitive advantages will enable us to compete favorably in the vacuum instrumentation markets, there can be no assurance that we will continue to do so. We encounter substantial competition in each of our product lines from numerous competitors. Certain of our competitors have greater financial and other resources than we do. Other smaller competitors are well-established in specific product niches making it difficult to break into those smaller markets. Furthermore, in some cases, semiconductor chip manufacturers may direct semiconductor capital equipment manufacturers to use a specified supplier's product in their equipment. Our success accordingly depends in part on our ability to have semiconductor chip manufacturers specify that our products be used at their manufacturing facilities. We may encounter difficulties in changing established relationships of competitors with a large installed base of products at those customers' manufacturing facilities.

Our Strategy

     Our principal business objective is to exploit our core competence in vacuum technology to increase our sales, cash flow and profitability. We seek to maintain and enhance our position as a premier supplier of vacuum-related instrumentation to semiconductor, refrigeration and air conditioning, automotive and other selected industrial markets. In this regard, we intend to:

o Focus on the High-growth Semiconductor and Related Markets. We intend to focus our sales and marketing, product development efforts and potential future acquisitions on the semiconductor and related markets, which are the largest and fastest growing markets for vacuum- related instrumentation. Our line of products for in situ analysis enables semiconductor manufacturers to monitor and control the vacuum manufacturing process directly, without the need for time consuming external analysis to determine product defects and process malfunctions. We believe that our in situ analysis products are well-positioned to benefit from the trend toward more difficult manufacturing processes in the semiconductor industry necessary because of the demand for smaller, faster and more complex chips. Our ultra clean processing product line permits rapid damage-free surface preparation for semiconductor packaging using highly efficient, environmentally sound electrically charged gas technology. Our latest generation of vacuum gauge products has been enjoying increased sales to semiconductor manufacturers. We believe that our technological expertise and market knowledge will continue to enable us to introduce new products and increase our market share in semiconductor and related industries.

o Invest in Technological Innovation. We intend to continue to invest in product and process innovation in order to provide technologically advanced products to our customers. Industries whose manufacturing processes use vacuum systems, in particular the air conditioning, refrigeration, automotive, semiconductor and thin-film coating industries, require increasingly sophisticated instrumentation. For example, we have developed and will continue to develop more sophisticated leak detectors to meet the increasing demand for such instrumental equipment in the automotive industry. In the semi conductor industry, the trend from 200mm diameter to more expensive 300mm diameter wafers has necessitated more rapid fault detection with reduced reliance on test wafers. Our line of mass spectrometers and other products for in situ analysis permits customers to monitor and control the semiconductor manufacturing process within the process chamber. We generally seek to introduce innovative, high-margin products that will enable us to maintain profitability in a competitive market.

o Strengthen Our Position in Core Geographic Markets. The United States and Asia are the strongest markets for the semiconductor business. These are already the largest markets for our semiconductor vacuum instrumentation, and we are further strengthening our sales, distribution and customer service and support infrastructure in these areas to meet the rising demand.

o Maintain the Strength of the INFICON Brand. We intend to continue to promote the image of quality, reliability, high performance and innovation associated with the INFICON brand. We have developed our reputation by offering customers technologically advanced products and providing responsive customer support services. We believe that our strong brand awareness, brand loyalty and reputation for superior products enhance our competitiveness and provide us with a solid foundation for future growth. We intend to maintain the efforts that have already cemented customer loyalty to the INFICON brand.

o Enhance Our Distribution Channels to Reach Distinct Customer Bases. We have developed specialized sales forces to target our distinct customer segments. In our semiconductor and related markets, we employ a specially trained force of direct sales, service and application support professionals. Similarly, we have a specialized group of sales distributors and representatives who concentrate exclusively on the refrigeration and air conditioning industry. In the more diffuse markets for general vacuum instrumentation, we distribute our products through vacuum pump manufacturers, who have developed strong relationships with small to mid-size vacuum instrumentation users. We intend to continue to use our specialized sales forces to build strong customer relationships in our major industrial and geographic markets.

o Continue to Improve Manufacturing Efficiency. In order to maintain the highest quality standards, we focus our internal manufacturing efforts on our core proprietary vacuum sensor and accessory technology, on the final assembly of our products and on quality assurance. We outsource the construction of most other parts and components, including circuit boards, mechanical assemblies and housings. This strategy enables us to focus on our key technologies that have been central to our success and on assuring the high quality of our products, while reducing the capital investments and fixed costs associated with non-core activities. In addition, we believe that this manufacturing approach significantly reduces our susceptibility to periodic downturns in the volatile semiconductor market. We also use a demand-based manufacturing system to reduce inventory cycle times and production defects, and our Total Quality Management Programs and ISO registration support our objectives of improving business practices and product quality to increase profitability.

o Pursue Strategic Acquisitions. We intend to pursue strategic acquisitions to strengthen our position in existing markets and to expand our international presence. We may also consider strategic acquisitions that could enhance our product offerings and technological platforms. We intend to pursue acquisition targets that we believe are consistent with our principal product focus and will add value to our shareholders in the medium- to long-term.

Our Principal Products

     We develop, manufacture and supply products in two principal areas:

o    semiconductor vacuum instrumentation; and

o    general vacuum instrumentation.

     Our semiconductor vacuum instrumentation generally consists of technologically advanced products developed specifically for use in semiconductor and related applications. For the years ended December 31, 2000 and 1999, respectively, we estimate that approximately 65%, and 54%, respectively, of our sales in the semiconductor vacuum instrumentation segment were to semiconductor and related markets. The remaining net sales of this group were to distributors who resell our product under their own private-label brands to customers we are unable to track, and from products originally designed for the semiconductor market which we have adapted for use in other industries. Our general vacuum instruments are versatile products which typically can be used in multiple applications. For the years ended December 31, 2000 and 1999, respectively, we estimate that approximately 14% and 10%, respectively, of our sales in the general vacuum instrumentation segment were to semiconductor and related markets. In both segments, our sales to semiconductor and related markets were significantly lower in 1998 than in 1999 and 2000.

     Semiconductor Vacuum Instrumentation

     Our semiconductor vacuum instrumentation consists of two principal product lines: in situ analysis and ultra clean processing.

In Situ Analysis

     Our in situ sensors and integrating software are used in front-end chip manufacturing to provide process verification and control, including immediate and automatic feedback to the process equipment or a process engineer on any faults detected and their probable cause. Net sales from our in situ analysis business for the years ended December 31, 2000, 1999 and 1998, respectively were U.S.$54.2 million, U.S.$36.7 million and U.S.$ 31.9 million, respectively.

     As the cost of wafers increases and the requirement for faster fault detection becomes more critical, we believe that the industry will conduct more and more of these analyses in the process chamber itself, leading to growth in the in situ analysis market. The Semiconductor Industry Association's National Technology Roadmap for Semiconductor Manufacturing supports this expectation.

     Products. Our in situ analysis product offerings include the following:

     Wafer State Sensors

o OES1200. The OES1200 is an optical emission spectrometer which is used to determine the end-point of etch processes. This product's design allows customers to determine the end point in the most difficult etch processes.

o Thin Film Deposition Controllers. Our thin film deposition controllers determine the thickness of a material deposited in a batch evaporation process. Although these processes are less common in semiconductor processing today, they are still used for very specific applications. They are used more frequently in depositions in the optical industry, including both high-precision, scientific optics and consumer optics. Recently, they have found use in the manufacture of dense wavelength division multiplexing thin-film optical filters.

     Process State Sensors

o Gas Analyzers. Our gas analyzers are well established in the semiconductor market as diagnostic tools to aid process engineers in determining the source of contaminant gases. They also find use in continuously monitoring the manufacturing process for the presence of contaminant gases and for verifying the presence of desired process gases. Our gas analyzers use mass spectrometer technology. Our products include a photoresist detector designed to stop a physical vapor deposition process if a wafer is contaminated with photoresist.

o Composer. The Composer, based on acoustic resonance technology, monitors and controls the reactant feedgas to ensure that the gas concentration is constant. The Composer is applied most frequently in metal organic chemical vapor deposition applications.

     Integration Software

o FabGuard. The FabGuard software takes data from the in situ analysis sensors, integrates that data with data from the process equipment itself, and condenses and analyzes it to provide the process engineer with actionable information. Alternatively, the engineer can choose to have FabGuard automatically send control commands directly to the process equipment. The software is typically sold in conjunction with our in situ analysis sensor products or separately as an upgrade for use with the products.

     To address the broader, non-semiconductor market for gas analysis, we adapt and package our mass spectrometers for distribution through Pfeiffer Vacuum, a vacuum pump manufacturer. Thus, we leverage our product development efforts and technology without diminishing our direct sales force's focus on the semiconductor and related markets.

     Because the semiconductor market is in a constant state of technological change, we must continually innovate and produce both next-generation products and new products for evolving applications. Our internal development is twofold:
(1) adapting our hardware technologies for changing applications and (2) increasing our emphasis on software development. In addition, we remain alert to new technology acquisitions that would enhance our offering of in situ analysis sensors and software capability.

Ultra Clean Processing

     The final stage of semiconductor processing is packaging. The individual semiconductor chip that has been manufactured in the front-end process must be attached and electrically connected to a chip carrier in the back-end process.

     A chip carrier provides the leads through which a chip communicates with the outside world. Chip carriers also mount individual chips during the assembly process. The final step in the back-end manufacturing process is to encapsulate the assembled chip carrier with the attached semiconductor chip in a molded plastic package. It is this finished product which is installed into electronic devices, such as personal computers.

     Semiconductor chips are attached to their chip carriers and packages with a high number of very fine leads. The latest generation packages for high performance chips include a variety of designs, such as plastic ball grid array, flip chips and chip scale packaging. Any contaminants on the chip, wires, lead frame or plastic package can cause the finished product to fail.

     Our ultra clean processing product is designed for damage-free cleaning of these critical and sensitive surfaces without the use of toxic substances. Net sales from this product line for the years ended December 31, 2000, 1999 and 1998, respectively were U.S.$ 11.8 million, U.S.$ 5.5 million and U.S.$ 4.5 million, respectively.

     Products. Our ultra clean processing products use sophisticated electrically charged gas technology, which cleans chips and chip carriers by chemical reactions that occur on the surfaces of the chips and chip carriers, rather than by physical abrasion, which is more likely to damage the sensitive leads. This patented technique has proven particularly useful for cleaning chips which are intended for mobile communications, because they are extremely small and sensitive to damage from an abrasive cleaning process. In addition, our ultra clean processing products do not use any toxic substances which could harm personnel or the environment.

     The largest application of our ultra clean processing products is in plastic ball grid array packaging, which is an advanced technology for chips used in wireless communications. In July 2000, Dataquest predicted that the market for plastic ball grid arrays would grow at an annual compound growth rate of 27% from 1999 to 2003.

     Semiconductor Vacuum Instrumentation Market

     Our customers for in situ analysis include semiconductor chip manufacturers, such as IBM, Motorola and Samsung; OEMs such as Applied Materials, Tokyo Electron and Novellus; optics manufacturers or optical coating

OEMs which use our thin film deposition controllers, such as Zeiss and Anelva; and a private label distributor, Pfeiffer Vacuum. Semiconductor chip manufacturers constitute the larger part of the market. Geographically, the semiconductor market is concentrated in Asia and the United States.

     The market for our ultra clean processing products is highly concentrated with only eight customers representing 80% of the market. Geographically, the market is concentrated in Asia. Our customers for ultra clean processing include ASAT, Lucent Technologies, SPIL and ST Microelectronics.

     General Vacuum Instrumentation

     We have two product lines which serve general vacuum applications: leak detection and vacuum control.

     Leak Detection

     Our leak detection products are used for a wide variety of purposes in numerous industries. They are used in vacuum applications, for example, to confirm the integrity of a vacuum chamber, and in the maintenance of gas lines, which must be airtight. We offer two families of leak detectors: helium leak detectors and refrigerant leak detectors.

     Helium leak detectors are used by manufacturers for quality control in a broad range of applications. They are used primarily to test the integrity of a container, whether it is a vacuum chamber or a pressurized container. The central element of any leak detector is a sensor which is designed to detect the presence of a certain gas. Helium is an ideal gas for use in leak detection because (1) helium atoms are very small and can seep through the tiniest cracks in a chamber and (2) helium is not commonly found in the atmosphere, so the likelihood of false readings is reduced. A typical helium leak detection process involves pressurizing a container with helium, sealing the container and using sensors to detect if any helium leaks out. Another technique is to evacuate the container, expose it to a helium environment and use the sensors to detect the presence of helium inside the container. Our helium leak detection products perform both of these functions and range in size from portable to large cabinet-sized units.

     Refrigerant leak detectors have sensors that can detect a range of refrigerant gases. Refrigerant leak detectors are often used in conjunction with helium leak detectors. For example, manufacturers of refrigeration systems will initially test a refrigeration coil with a helium leak detector to ensure that the chamber is leak-free. Later in the manufacturing process, the coil is filled with refrigerant, resealed and then tested with a refrigerant leak detector to assure integrity of the final seal. Our refrigerant leak detection products range in size from large units which are used in assembly lines to small, hand-held units that are used by air conditioning repairmen.

     Net sales for our leak detection business for the years ended December 31, 2000, 1999 and 1998, respectively were U.S.$ 53.9 million, U.S.$ 41.6 million and U.S.$ 37.3 million, respectively.

     Products. Our most important leak detector products include the following:

     Helium Leak Detectors

o UL500. The UL500 is our cabinet-sized model which provides fast leak detection capability for very large vacuum chambers. It is widely used in the semiconductor industry to perform leak detection tests on high volume chambers, especially by equipment manufacturers.

o UL200 family. The UL200 family of leak detectors consists of portable helium leak detectors which provide flexibility and speed for our customers in a wide range of industries. They are typically used for leak tests on smaller parts and for maintenance purposes. Their ease of use and high quality performance have contributed to their widespread use.

o Protec. The Protec leak detector is often used in the automotive and refrigeration and air conditioning industries to test the integrity of a system before it is charged with refrigerant. This quality control measure helps manufacturers ensure that resources are not wasted by charging faulty systems with refrigerant.

o LDS1000. The LDS1000 is designed for OEMs to incorporate into the larger leak test systems they build.

     Refrigerant Leak Detectors

o Ecotec II. The Ecotec II is used in assembly lines in the automotive and refrigeration and air conditioning industries. The Ecotec II can differentiate among refrigerants and is used to perform a final quality control test on systems after they are charged.

o HLD4000. The HLD4000 is a lower-cost instrument used by manufacturers where refrigerant differentiation requirements are less stringent.

o D-Tek family. The D-Tek family of leak detectors consists of hand-held units which are used by field service technicians in the refrigeration and air conditioning and automotive industries.

     We plan to continue to develop new leak detection products to expand the range of leak detection applications and to serve our existing customers' changing needs. For example, we recently developed the Contura Z, a leak detector designed for the food packaging industry.

     Markets. Our largest markets for leak detectors are the refrigeration and air conditioning, automotive and semiconductor markets. In the refrigeration and air conditioning market, our key customers include Carrier, Whirlpool and York International. In the automotive market, our customers include DaimlerChrysler, Delphi Automotive Systems and Eaton Aeroquip. Our leak detector customers in the semiconductor industry include Applied Materials, IBM and LAM Research. The users of our D-Tek leak detectors are service technicians whom we reach through third-party distributors. In addition, we serve other markets that require sensitive leak detection, such as power plants, airplane manufacturers, printer manufacturers, petroleum companies and research and development institutes.

     The market for leak detectors is global. We believe that we are a strong leader in the European market and that we are well established in the United States and South America. We also plan to continue expanding our presence in the Asian market for leak detectors. We are a recognized provider of leak detectors to the Chinese refrigeration and air conditioning market, and we intend to use our Singapore office to pursue opportunities in countries such as Thailand, Malaysia, the Philippines and Indonesia.

     Vacuum control

     Our vacuum control products include gauges, valves and fittings. Gauges enable our customers to monitor gas pressures during various stages of the manufacturing process. Gauges vary widely in design depending on the pressure range and the application. Valves, which control gas flow, and fittings, which are used to connect components to a vacuum chamber, are used in all vacuum systems.

     Net sales generated by our vacuum control products for the years ended December 31, 2000, 1999 and 1998, respectively were U.S.$ 50.2 million, U.S.$
46.3 million and U.S.$ 44.6 million, respectively.

     Products. Our principal vacuum control products include the following:

o Capacitance Diaphragm Gauge. Capacitance diaphragm gauges are used in a wide variety of applications to provide precise pressure measurement within a narrow pressure range. Our SKY capacitance diaphragm gauge features a ceramic diaphragm which provides higher accuracy, stability, longer life and greater resistance to corrosive gases than conventional metal diaphragms. These benefits are possible because ceramic has some advantages over metal, such as better thermal and chemical characteristics and less propensity to fatigue.

o Bayard Alpert and Penning Gauges. These high-vacuum gauges provide reliable pressure measurement in a wide range of industries including optical coating, space simulation and heat-treating, as well as semiconductor manufacturing processes. Our transmitter gauges are particularly well suited for incorporation in OEM vacuum systems because they function as "smart sensors" requiring no additional controllers.

o Pirani Gauge. Our Pirani gauge is the most cost-effective product we offer to measure moderate vacuum ranges directly or as part of a pumping system in applications such as thin film coating, analytical instrumentation or research and development.

o Combination Gauge. Our combination gauge integrates a low-vacuum gauge, a high-vacuum gauge and an electronic controller into one compact measuring device. These innovative gauges enable customers to replace two traditional gauges and a controller to provide a cost-effective way to measure a wide range of pressures. We intend to expand our range of combination gauges into other semiconductor and thin film coating applications.

o Valves and Fittings. We offer a wide range of valves and fittings for a variety of vacuum applications.

o Gas Dosing Controller. Our gas-dosing controller has two different valves that act as a complete, integrated upstream control system for a variety of vacuum applications. This device has been specifically designed to control pressure by communicating with all our gauges. We believe that the option of buying the combination of a gauge, a valve and a controller from one supplier is attractive to our customers because it reduces complexity and cost.

     Markets. Gauges, valves and fittings are used in all vacuum applications in a range of industries. We focus on serving OEMs and manufacturers of vacuum pumps. The market for valves and fittings is characterized by high price competition, low barriers to entry and less technical differentiation among competing products. The target customers of our gauges, valves and fittings products fall into three general categories:

o Manufacturers of vacuum pumps, who distribute our products under their own private-label brands to small-end users with industrial, analytical instrumentation and research and development applications. Our private-label customers typically require a wide array of our products to fit into their lines of vacuum pumps. Our largest customers in this category are Leybold Vacuum and Pfeiffer Vacuum.

o Large OEMs, including semiconductor and non-semiconductor coating equipment manufacturers. Our large OEM customers generally use large quantities of products specifically geared toward their applications. Our largest customers in this market segment are Singulus Technologies and Unaxis. We have recently received orders for our gauges from Applied Materials, Novellus and TEL, and we intend to continue our efforts to increase sales to large OEM customers.

o    Large end-users who purchase replacement parts.

     The fastest growing market for vacuum control is the semiconductor market, and we believe that the demand for the products sold to this market, such as capacitance diaphragm gauges, will grow significantly. Growth in other market segments may be limited because of price competition and trends toward the use of combination gauges to replace multiple stand-alone gauges. We intend to pursue growth in this product line by focusing our sales efforts on the semiconductor industry and intensifying our sales efforts in the United States and Asia.

     For a breakdown of our total net sales by segments and by geographic market, please see "Operating and Financial Review and Prospects---Results of Operations."

Sales and Marketing

     We sell our semiconductor vacuum instrumentation products primarily through our direct sales force, which is critical to our strategy of maintaining close relationships with semiconductor chip manufacturers and OEMs. We have direct sales organizations in China, France, Germany, Hong Kong, Japan, Korea, Liechtenstein, Singapore, Taiwan, the United Kingdom and the United States. We sell our general vacuum instrumentation products primarily through the vacuum pump sales forces of our distributors. We also have sales representatives and agents who sell our leak detectors in other countries, such as Argentina, Brazil, Canada, Denmark, Israel and Mexico. For the year ended December 31, 2000, approximately 47% of our sales were through our direct sales force and approximately 53% were to distributors.


     The following table shows where we direct our worldwide operations for each product line:


Product Line                               Location

In situ analysis........................   Syracuse, New York, USA
Ultra clean processing..................   Balzers, Liechtenstein
Leak detection..........................   Cologne, Germany
Vacuum control..........................   Balzers, Liechtenstein


     Our largest customer, Pfeiffer Vacuum, accounted for 14%, 17% and 20% of total net sales in 2000, 1999 and 1998, respectively. Our next largest customer is Unaxis. Leybold Vacuum, a division of Unaxis, accounted for 9%, 8% and 8% of total sales in 2000, 1999 and 1998, respectively. Various other Unaxis entities accounted for 7%, 10% and 15% of total net sales in 2000, 1999 and 1998, respectively. The next six largest customers accounted in the aggregate for 15%, 8% and 10% of total net sales in 2000, 1999 and 1998, respectively.

Customer Service and Support

     We believe that strong customer service and support is an important factor in creating and maintaining the long-term customer relationships which are critical to our success. Customer service and support covers such varied functions as installation, training, on-site or telephone applications advice including data interpretation, field repair and maintenance and factory repairs. The functional lines between service/repair, technical support, sales and marketing are blurred because all customer contact people strive to meet the demands of our customers. Some forms of support are included in the price of the product; others are paid based on a service contract or a one-time arrangement. The nature of the product, the application and the marketing concept determine the particular approach used.

     Because we address global markets, our customer service and support is also global. We have personnel located in China, France, Finland, Germany, Hong Kong, Japan, Korea, Liechtenstein, Singapore, Taiwan, the United Kingdom and the United States. In addition, many of our distributors also provide customer service and support.

Research and Development

     We firmly believe that market-driven innovation is the key to success in our fast-moving industry. We invest heavily in product research and development, particularly in the semiconductor vacuum instrumentation segment. We also pursue technology acquisitions in the semiconductor and related markets when appropriate. Our research and development staff works closely with our marketing personnel and our customers to establish product innovation projects and goals. We strive to minimize the time-to-market of our innovations, and we are committed to developing and maintaining strong proprietary positions through patents and other intellectual property rights.

     For the years ended December 31, 2000, 1999 and 1998, respectively, our research and development expenditures were U.S.$ 11.0 million, U.S.$ 11.5 million and U.S.$ 13.0 million, respectively, which represented approximately 6.5% and 8.9% and 11.0% of net sales, respectively.

Patents and Other Intellectual Property Rights

     We rely on a combination of patent, trademark, copyright and trade secret protection, as well as license arrangements, in the United States and in other countries, to establish and protect our proprietary rights in our products and our business. Although our intellectual property is important to our business, we are not substantially dependent on any single patent, trademark, copyright or trade secret.

     We have approximately 110 patents and patent applications. We intend to file additional applications as we deem appropriate. We also own approximately 50 trademarks and trademark applications. In addition, we have copyrights related to our business, including copyrights in computer software.

     We have entered into intellectual property license agreements with Unaxis entities as part of the reorganization. Under these license agreements, the Unaxis entities license certain intellectual property rights to us, and we license certain intellectual property rights to the Unaxis entities. See "Major Shareholders and Related Party Transactions---Related Party Transactions---Agreements in Connection with our Separation from Unaxis---Intellectual Property Assignment and License Agreements" for a description of these license agreements.

     In addition to patent, trademark and copyright protections, we rely on trade secret protection for our confidential and proprietary information and technology. We routinely enter into confidentiality agreements with our employees and contractors, pursuant to which they agree to maintain the confidentiality of all our proprietary information and to assign to us all inventions made while in our employ.

     We cannot assure you that any of our pending patent or trademark applications will be granted, that we will develop additional proprietary technology or that any of our proprietary technology will provide us with competitive advantages. Moreover, despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technologies. Monitoring unauthorized use of our technology is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States.

     Finally, there has been substantial litigation regarding patent and other intellectual property rights in our industries. In the future, we may be a party to litigation to protect our intellectual property or to respond to allegations that we infringe third-party intellectual property rights. An assertion that our products infringe third-party proprietary rights would force us to defend ourselves against the alleged infringement. If we are unsuccessful in any intellectual property litigation, then we may be subject to significant liability for damages and loss of our proprietary rights. Intellectual property litigation, regardless of its success, would likely be time-consuming, expensive and would divert management time and attention. Any of the foregoing results could have a material adverse effect on our business, prospects, financial condition or results of operations.

Manufacturing, Source of Supply and Quality Control

     We concentrate our in-house operations on the manufacture of our core proprietary vacuum sensor technology and the final assembly of our products in order to assure the highest quality standards. We outsource all "non-core" manufacturing, such as printed circuit boards, mechanical assemblies and housings. This practice allows us to concentrate on those areas that are key success factors, while reducing our investment and fixed costs associated with non-core activities. In this manner, we strive to reduce our cost vulnerability in periodic downturns associated with the high-growth, but volatile, semiconductor market.

     Manufacturing is conducted primarily in three locations: Syracuse, New York; Cologne, Germany; and Balzers, Liechtenstein. We employ a demand-based manufacturing system to reduce our inventory, cycle times and defects. Also, both our quality management programs and our ISO registration stress team-driven, continuous improvement and comprehensive documentation of process and product specifications.

     Suppliers are certified to meet our standards for quality, delivery and financial stability. In a few instances, we have sole-source relationships with suppliers.

Competition

     The markets for our products are highly competitive. In all our markets, we compete primarily on the basis of the following factors:

o    performance and features;

o    quality and reliability;

o    on-time delivery;

o    price;

o    range of products;

o    historical customer relationships;

o    applications expertise;

o    manufacturing capacity; and

o    customer service and support.

     With respect to our semiconductor vacuum instrumentation, the most important competitive factors are performance and features, applications expertise and historical customer relationships. With respect to our general vacuum instrumentation, the most important competitive factors are price, customer service and support and manufacturing capacity.

     In some instances, especially with respect to vacuum control, our success depends to a large extent on our ability to convince OEMs to use our products in the manufacturing systems that they produce. Manufacturers are generally hesitant to substitute brands when replacing parts on their manufacturing systems without time-consuming evaluations. As a result, the company whose vacuum components are specified into a manufacturing system at the time of initial system design enjoys great potential for subsequent sales of replacement parts.

     We encounter substantial competition in each of our product lines from numerous competitors, although there is no one competitor that competes with us across all our product lines. Our major competitors in the in situ analysis market are MKS Instruments, Stanford Research Systems and ULVAC Technologies. Our major competitors in the ultra clean processing market are E&R Engineering, March Instruments and TePla. Our major competitors in the leak detection market are Alcatel, Varian and Ulvac. Our major competitors in the vacuum measurement market are BOC Edwards, Helix Technologies, Millipore and MKS Instruments. Our major competitors in the vacuum components market are BOC Edwards, MDC, Nor-Cal Products, Varian and VAT. Our assessments of our competitive position have been derived by comparing our sales to our estimates of our competitors' sales as well as general market conditions.

Seasonality

     Our net sales and results of operations are seasonally affected by the summer vacations of our suppliers' and customers' employees. As a result, our net sales and results of operations are usually lower in the third quarter of each calendar year. This seasonality causes our operating results to vary from quarter to quarter.

Sources and Availability of Raw Materials

     It has been our experience that the raw materials used for our products are generally readily available at relatively stable prices. Any scarcity in raw materials used for our products has always been limited to a very small portion thereof and has never had a material adverse effect on our business or financial condition.

C. Organizational Structure.

     INFICON Holding AG is the parent company of the INFICON group which operates from 11 different countries and consists of a parent company, four manufacturing companies, six sales subsidiaries and a management company located in Bad Ragaz, Switzerland which performs administrative, intercompany financing and intellectual property management functions. The organizational structure of INFICON group is as follows:


                               [GRAPHIC OMITTED]

[The material in this position was originally depicted as an Organizational Chart which is further described in the next paragraph which sets forth the names of, and other information regarding our subsidiaries.]

     The following table sets forth the legal name, location (and country of incorporation) and percentage ownership of each of our subsidiaries.


Subsidiary Name                Location                  Ownership Percentage

INFICON Inc.................   United States of America                  100%
INFICON AG..................   Liechtenstein                             100%
INFICON GmbH................   Germany                                   100%(1)
INFICON GmbH................   Switzerland                              99.5%
INFICON Aaland Ab...........   Finland                                   100%
INFICON Ltd.................   United Kingdom                            100%
INFICON S.A.R.L.............   France                                    100%
INFICON Co., Ltd............   Japan                                     100%
INFICON Ltd.................   Taiwan                                    100%
INFICON Ltd.................   Korea                                     100%
INFICON Pte. Ltd............   Singapore                               99.99%
INFICON Ltd.................   Hong Kong                               99.96%

(1) This subsidiary is held through our Swiss subsidiary INFICON GmbH. All other subsidiaries are held directly by INFICON Holding AG.

D. Property, Plants and Equipment.

     Our global headquarters are located in Syracuse, New York, USA, and our manufacturing facilities include the following:


                                Owned or   Expiration
Location of Facility             Leased     of Lease     Size (sq.ft.)(1) Primary Products
--------------------            --------   ----------    ---------------------------------
Syracuse, New York, USA.......   Owned         N/A           150,000 In situ analysis
Balzers, Liechtenstein(2).....   Leased       2001           130,000 Vacuum control
                                                                     Ultra clean processing
Cologne, Germany(3)...........   Leased       2010            50,000 Leak detection
Mariehamn, Finland............   Leased       2002            15,000 Vacuum measurement


----------

(1) This figure includes gross space, i.e., including traffic and utility areas.

(2) We intend to relocate our operations to a new facility in the second half of 2001. In connection with this move, we expect to incur capital expenditures of approximately U.S.$3 million to outfit the new facility for our requirements.

(3) We are currently in the process of relocating a part of our operations to other buildings in the same building complex. In connection with this relocation, we estimate to incur capital expenditures of approximately U.S.$1 million.


Item 5. Operating and Financial Review and Prospects

     YOU SHOULD READ THE FOLLOWING DISCUSSION TOGETHER WITH THE REST OF THE ANNUAL REPORT, INCLUDING OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES. THE RESULTS DESCRIBED BELOW ARE NOT NECESSARILY INDICATIVE OF THE RESULTS TO BE EXPECTED IN ANY FUTURE PERIODS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS BASED ON CURRENT EXPECTATIONS, WHICH INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS AND THE TIMING OF CERTAIN EVENTS MAY DIFFER SIGNIFICANTLY FROM THOSE PROJECTED IN THESE FORWARD-LOOKING STATEMENTS, DUE TO A NUMBER OF FACTORS, INCLUDING THOSE SET FORTH IN THE SECTION ENTITLED "RISK FACTORS" AND ELSEWHERE IN THIS ANNUAL REPORT.

Overview

     We are a leading developer, manufacturer and supplier of vacuum instrumentation to semiconductor and other industries worldwide. Up until the public offering in November 2000, our business was wholly owned by Unaxis Holding AG. Historically, our products have been designed for customers in a number of diverse industries. In 1997, Unaxis formed an instrumentation group by bringing its Balzers, Leybold and INFICON instrumentation businesses under a single global management. In connection with this initiative, we decided to focus on increasing our sales to semiconductor and related markets, to rationalize our product offerings and to consolidate our operations and research and development efforts to operate more efficiently and support our focus. The consolidation, which was completed in mid-1999, allowed us to reduce our personnel costs and other manufacturing overheads and achieve economies of scale. We are continuing to enhance our presence in the semiconductor and related markets, because we believe they are the largest and fastest growing markets for our products.

     We operate in two business segments: the semiconductor vacuum instrumentation segment and the general vacuum instrumentation segment. We have two major product lines that we include in the semiconductor vacuum instrumentation segment: our in situ analysis and our ultra clean processing product lines. The products we sell in our semiconductor vacuum instrumentation segment are technologically advanced products, which were developed for use in various semiconductor-manufacturing applications. Although we sell some of these products outside of the semiconductor market, our general level of sales of these products is sensitive to the cyclical fluctuations of the semiconductor equipment market, which is generally more volatile than the semiconductor chip manufacturing market. For the year 2000 and the year 1999, we estimate that approximately 65% and 54%, respectively, of our sales in this segment were to semiconductor and related markets such as manufacturers of semiconductor chips, flat screen televisions and monitors, computer disc drive components and various electronic storage media, such as compact discs, digital video discs and floppy discs. While the semiconductor chip manufacturing market has been highly cyclical, it has shown improvement during 1999 and 2000. This has resulted in increased demand for our products. As a result the revenue growth of our semiconductor instrumentation segment during 2000 has been greater than the growth rate of our general vacuum instrumentation segment.

     Our other segment, general vacuum instrumentation, consists of versatile products, which are suitable for multiple applications in many manufacturing, and industrial markets. Our products in this segment fall into two product lines: our leak detection and our vacuum control product lines. These products are used in many markets, including air conditioning, refrigeration, automotive and semiconductor manufacturing. For the year 2000 and the year 1999, we estimate that approximately 14% and 10%, respectively, of our sales in this segment were to semiconductor and related markets. We anticipate that the percentage of our sales in this segment to the semiconductor industry will increase in future years as our vacuum gauges become more widely used in the semiconductor industry.

     We are subject to risks common to companies in the semiconductor industry, including the highly cyclical nature of the semiconductor industry leading to recurring periods of oversupply, development by our competitors of new technological innovations, dependence on key personnel, and the protection of proprietary technology. Our general vacuum instrumentation segment sells to diverse markets and, accordingly, we believe that it is less susceptible to the risks associated with the semiconductor or any other single market, but is susceptible to the performance of the economy as a whole. For more information on the risks of our business, see "Risk Factors."

     In April 2000, Unaxis announced that it was restructuring its operations to focus on building its core information technology business and would divest a number of other businesses for strategic portfolio streamlining purposes. In order to implement the divestiture of INFICON through an initial public offering, Unaxis formed INFICON Holding AG under the laws of Switzerland to hold the companies through which we now conduct our operations. These companies acquired substantially all of the assets relating to our business from various divisions and subsidiaries of Unaxis in the third and fourth quarter of 2000. Our consolidated financial statements included in this prospectus reflect Unaxis' historical cost basis in our assets and liabilities.

     We generally recognize revenue, i.e., net sales, and accrue for anticipated returns, warranty costs and commissions, upon shipment. However, where sales are contingent upon customer acceptance, we recognize revenue after confirmation of acceptance. We typically ship our products within four to six weeks after receiving orders. Because of this relatively short backlog period, our revenue closely tracks changes in market conditions. Research and development costs are expensed as incurred. We anticipate that we will have additional personnel in research and development, particularly in the semiconductor vacuum instrumentation group, and, accordingly, that our research and development costs in this group will increase in the future.

     The effective tax rate in each year is less than the U.S. federal statutory rate primarily due to the lower tax rates imposed by the local jurisdictions in which our foreign operations are located. We do not expect the creation of our Swiss holding company to negatively impact our future effective tax rate.

     From a cash flow perspective, the company will realize a future tax benefit as a result of the restructuring. Since the asset transfer that occurred in the third and fourth quarter of 2000 related to the restructuring was a taxable transaction for Unaxis, the transaction resulted in goodwill and other intangible assets for tax purposes that will be deductible for tax purposes over the next fifteen years. A deferred tax asset has been recorded on the balance sheet for this future benefit and the expected cash flow.

A. Results of Operations

     The following table sets forth, for the periods indicated, the amount and percentage of total net sales of certain line items included in our consolidated income statements:

                                              Years ended December 31,
                               ------------------------------------------------------
                                    1998                1999                2000
                               -----------------  -----------------   ---------------
                               U.S.$         %       U.S.$       %     U.S.$      %
                               ------     ------  --------    -----   ------    -----
                                                   (in thousands)
                                                      (audited)

Net sales
   Semiconductor vacuum
      instrumentation ....   $ 36,402      30.8% $ 42,154      32.4% $ 65,952   38.8%
   General vacuum
      instrumentation ....     81,919      69.2    87,838      67.6   104,024   61.2
                             --------   -------  --------   -------  --------   -----
         Total net sales .    118,321     100.0   129,992     100.0   169,976   100.0
Cost of sales ............     61,562      52.0    69,243      53.3    83,231    49.0
                             --------   -------  --------   -------  --------   -----
Gross profit .............     56,759      48.0    60,749      46.7    86,745    51.0
Research and development .     12,970      11.0    11,523       8.9    11,037     6.5
Selling, general and
administrative ...........     38,995      33.0    38,332      29.5    41,889    24.6
                             --------   -------  --------   -------  --------   -----
Income from operations ...      4,794       4.0    10,894       8.4    33,819    19.9
Interest expense, net ....        130        .1       130        .1       292      .2
Other expense, net .......        732        .6       804        .6     1,854     1.1
                             --------   -------  --------   -------  --------   -----
Income before income taxes      3,932       3.3     9,960       7.7    31,673    18.6
Provision for income taxes         21        --     2,584       2.0     8,742     5.1
                             --------   -------  --------   -------  --------   -----

Net income ...............   $  3,911       3.3% $  7,376       5.7% $ 22,931    13.5%
                             ========   =======  ========   =======  ========   =====


The following table sets forth, for the periods indicated, certain segment information:

                                                    Years ended December 31,
                                     ------------------------------------------------------
                                          1998                1999                2000
                                     -----------------  -----------------   ---------------
                                     U.S.$         %       U.S.$       %     U.S.$      %
                                     ------     ------  --------    -----   ------    -----
                                                         (in thousands)
                                                            (audited)
Semiconductor Vacuum
Instrumentation
-----------------------------------
Net sales:
     In situ analysis .............   $31,902   27.0%   $36,662    28.2%    $54,187   31.9%
     Ultra clean processing .......     4,500    3.8      5,492     4.2      11,765    6.9
                                      -------   -----   -------    ----      ------   ----
         Total net sales ..........    36,402   30.8     42,154    32.4      65,952   38.8
Gross profit ......................    18,931   16.0     22,146    17.0      39,034   22.9
Earnings before interest and taxes      1,011     .8      3,479     2.7      17,931   10.6
Identifiable assets(1) ............    22,731    --      19,669     --       62,740    --

General Vacuum Instrumentation
Net sales:
     Leak detection ...............    37,318   31.5     41,576    32.0      53,873   31.7
     Vacuum Control ...............    44,601   37.7     46,262    35.6      50,151   29.5
                                      -------   -----   -------    ----      ------   ----
         Total net sales ..........    81,919   69.2     87,838    67.6     104,024   61.2
Gross profit ......................    37,828   31.9     38,603    29.7      47,711   28.1
Earnings before interest and taxes      3,051    2.6      6,611     5.1      14,028    8.3
Identifiable assets(1) ............   $42,215    --     $36,529     --     $ 88,330    --



(1) Identifiable assets refers to the assets utilized by the corresponding segment, including working capital, property, plant and equipment and intangible assets. Total assets on our combined balance sheet include identifiable segment assets and general corporate assets, which are not allocated to either segment. At this time, we have no general corporate assets, which are not allocated to a specific segment.

     Our semiconductor vacuum instrumentation segment products generally have higher margins than our general vacuum instrumentation segment products due to our stronger market positions in those markets and patented technology that distinguishes our products from those of our competitors. The following table sets forth, for the periods indicated, sales to customers, based on customer location, in each geographical market expressed absolutely and as a percentage of total net sales. (1)


                                      Years ended December 31,
                       -------------------------------------------------------
                            1998                1999                2000
                       -----------------  -----------------   ----------------
                       U.S.$       %       U.S.$        %      U.S.$       %
                       ------   ------    -------     -----   -------    -----
                                         (in thousands)
                                            (audited)

Europe..............   $ 64,130  54.2%    $66,686    51.3%   $ 73,750    43.4%
United States.......     30,408  25.7%     36,398    28.0%     50,540    29.7%
Asia-Pacific........     21,771  18.4%     25,218    19.4%     44,670    26.3%
Other...............      2,012   1.7%      1,690     1.3%      1,016     0.6%
                      --------- -----   ---------  ------   ---------   -----
     Total..........  $ 118,321   100%  $ 129,992   100.0%  $ 169,976   100.0%
                      ========= =====   =========  ======   =========   =====


-----------------
(1) The table above summarizes sales on the basis of a product's country of destination, as opposed to its country of origin.


Year Ended December 31, 2000 Compared with Year Ended December 31, 1999

     Net Sales

     Net sales increased by 30.8% to U.S.$170.0 million for the year ended December 31, 2000 from U.S.$130.0 million for the year ended December 31, 1999. This increase is due to growth of sales volume in all business areas. Price changes did not have a significant impact on our net sales, however, our European sales are subject to a currency translation effect due to the weak European currencies. Sales for the year ended December 31, 2000 were negatively impacted by changes in currency exchange rates of U.S.$9.5 million, primarily with respect to the Swiss franc and the Euro, as compared to 1999.

     Semiconductor Vacuum Instrumentation Segment. Net sales increased by 56.5% to U.S.$66.0 million for the year ended December 31, 2000 from U.S.$42.2 million for the year ended December 31, 1999. This increase resulted from an increase in sales volume in the in situ analysis and in the ultra clean processing product lines due to a strong increase in demand for our products from semiconductor equipment manufacturers in the United States and Asia.

     General Vacuum Instrumentation Segment. Net sales increased by 18.4% to U.S.$104.0 million for the year ended December 31, 2000 from U.S.$87.8 million for the year ended December 31, 1999. This increase resulted primarily from increased sales volume of leak detectors due to the strong demand from semiconductor customers in the United States and Asia and strong demand for gauges, especially by OEMs in Europe and Japan.

     Gross Profit

     Gross profit increased by 42.8% to U.S.$86.7 million, or 51.0% of net sales, for the year ended December 31, 2000 from U.S.$60.7 million, or 46.7% of net sales, for the year ended December 31, 1999. The increases were primarily due to a favorable change in product mix towards higher margin products, fuller utilization of existing manufacturing capacity as a result of increased net sales volume, as well as reduced operating costs due to the completion of the consolidation of our vacuum gauge operations in Liechtenstein.

     Research and Development

     Research and development costs decreased by 4.2% to U.S.$11.0 million, or 6.5% of net sales, for the year ended December 31, 2000 from U.S.$11.5 million, or 8.9% of net sales, for the year ended December 31, 1999. This decrease resulted primarily from the currency translation effect of U.S.$0.8 million for our European research and development departments as a result of weaker European currencies and, to a lesser extent, from the completion of the consolidation of our vacuum gauge operation in Liechtenstein in 1999. This decrease was partially offset by increased compensation expense.

     Selling, General and Administrative

     Selling, general and administrative expenses increased by 9.3% to U.S.$41.9 million, or 24.6% of net sales, for the year ended December 31, 2000 from U.S.$38.3 million, or 29.5% of net sales, for the year ended December 31, 1999. This increase resulted primarily from increased compensation and incentive pay expense as well as expense for an employee stock purchase discount program in connection with our initial public offering. These increases were offset in part by reduced costs due to the completion of the consolidation of our vacuum gauge operations in Liechtenstein.

     Income from Operations

     For the reasons stated above, income from operations increased to U.S.$33.8 million, or 19.9% of net sales, for the year ended December 31, 2000 from U.S.$10.9 million, or 8.4% of net sales, for the year ended December 31, 1999.

     Provision for Income Taxes

     Provision for income taxes increased to U.S.$8.7 million, or 27.6% of income before income taxes for the year ended December 31, 2000 from U.S.$2.6 million, or 25.9% of income before taxes, for the year ended December 31, 1999. This increase resulted from an increase in taxable income and the change in the effective tax rate. The effective tax rate has increased due to increased earnings in higher-taxed jurisdictions.

     Net Income

     For the reasons stated above, net income increased to U.S.$22.9 million, or 13.5% of net sales, for the year ended December 31, 2000 from U.S.$7.4 million, or 5.7% of net sales, for the year ended December 31, 1999.


Year Ended December 31, 1999 Compared with Year Ended December 31, 1998

     Net Sales

     Net sales increased by 9.9% to U.S.$130.0 million for the year ended December 31, 1999 from U.S.$118.3 million for the year ended December 31, 1998. This increase is primarily driven by volume increases in both segments.

     Semiconductor Vacuum Instrumentation Segment. Net sales increased by 15.8% to U.S.$42.2 million for the year ended December 31, 1999 from U.S.$36.4 million for the year ended December 31, 1998. Increased sales in the United States and Asia reflected the recovery in the semiconductor industry from its downturn in 1998 and is primarily the result of a volume increase for the in situ analysis product line.

     General Vacuum Instrumentation Segment. Net sales increased by 7.2% to U.S.$87.8 million for the year ended December 31, 1999 from U.S.$81.9 million for the year ended December 31, 1998. This increase resulted primarily from improved sales of gauges in Europe as a result of increased volume to the OEM market and the successful introduction of a new leak detection product.

     Gross Profit

     Gross profit increased by 7.0% to U.S.$60.7 million, or 46.7% of net sales, for the year ended December 31, 1999 from U.S.$56.8 million, or 48.0% of net sales, for the year ended December 31, 1998. This increase resulted primarily from the increase in net sales. Gross profit increased in the semiconductor vacuum instrumentation segment, due to higher sales volume. Gross profit margins decreased largely due to decreased margins in the general vacuum instrumentation segment, as a result of competitive pressures and higher manufacturing costs during our consolidation of operations in the vacuum measurement and components business. The higher costs during the consolidation resulted primarily from temporary excess capacity in order to ensure a smooth transition of the manufacturing operation for gauges from Germany to Liechtenstein.

     Research and Development

     Research and development costs decreased by 11.2% to U.S.$11.5 million, or 8.9% of net sales, for the year ended December 31, 1999 from U.S.$13.0 million, or 11.0% net sales, for the year ended December 31, 1998. Research and development costs in our semiconductor vacuum instrumentation segment remained roughly flat. Research and development costs in the general vacuum instrumentation segment decreased by U.S.$1.3 million primarily as a result of consolidating resources in a single location.

     Selling, General and Administrative

     Selling, general and administrative expenses decreased by 1.7% to U.S.$38.3 million, or 29.5% of net sales, for the year ended December 31, 1999 from U.S.$39.0 million, or 33.0% of net sales, for the year ended December 31, 1998. This decrease resulted from the inclusion of a U.S.$1.4 million restructuring charge in 1998 for severance payments in connection with the transfer of some of our manufacturing operations from Cologne, Germany to Balzers, Liechtenstein, as well as lower implementation costs of U.S.$495,000 in 1999 for our company-wide integrated software package. This effect was offset by increased compensation expenses of U.S.$500,000 due to the elimination of 10% wage reductions which were temporarily instituted in 1998 as well as general increases in 1999, additional depreciation for some short-lived assets in 1999 and a U.S.$522,000 impairment charge to write down the goodwill and patents related to the acquisition of Low Entropy Systems, a Boston-based developer of in situ analysis products, to their fair value. The fair value was determined based on the present value of the estimated expected future cash flows of Low Entropy Systems. The determination of impairment was made as a result of the product having low actual and projected sales.

     The operations transferred from Germany to Liechtenstein consisted of our gauge manufacturing operations. This transfer was undertaken in order to achieve greater focus and economies of scale by combining our two manufacturing locations for gauges in a single location in Liechtenstein.

     Income from Operations

     For the reasons stated above, income from operations increased to U.S.$10.9 million, or 8.4% of net sales, for the year ended December 31, 1999 from U.S.$4.8 million, or 4.1% of net sales, for the year ended December 31, 1998.

     Provision for Income Taxes

     Provision for income taxes increased to U.S.$2.6 million for the year ended December 31, 1999 from U.S.$21,000 for the year ended December 31, 1998. This increase resulted from an increase in taxable income and an increase in the effective tax rate. The effective tax rate was 25.9% in 1999 and 0.5% in 1998. The low effective rate in 1998 was the result of realizing tax benefits in high-rate jurisdictions, offset by recognizing taxable income in low-rate jurisdictions.

     Net Income

     For the reasons stated above, net income increased to U.S.$7.4 million, or 5.7% of net sales, for the year ended December 31, 1999 from U.S.$3.9 million, or 3.3% of net sales, for the year ended December 31, 1998.

B. Liquidity and Capital Resources

     Historically, we have been able to finance our operations and capital requirements through cash provided by operations. Cash provided by operating activities was U.S.$18.7 million, U.S.$13.1 million and U.S.$12.9 million for the years ended December 31, 2000, 1999 and 1998 respectively. In 2000, cash provided by operating activities of U.S.$18.7 million consisted of net income of U.S.$22.9 million, depreciation and amortization of U.S.$3.6 million and a net increase in working capital of U.S.$8.4 million. In 1999, cash provided by operating activities of U.S.$13.1 million consisted of net income of U.S.$7.4 million, depreciation and amortization of U.S.$4.0 million and a net decrease in working capital of U.S.$2.2 million. In 1998, cash provided by operating activities of U.S.$ 12.9 million consisted of net income of U.S.$3.9 million, depreciation and amortization of U.S.$3.0 million and a net decrease in working capital of U.S.$6.0 million.

     Working capital was U.S.$53.6 million as of December 31, 2000, compared to U.S.$29.7 million as of December 31, 1999. The increase was due primarily to an increase in cash of U.S.$28.2 million, an increase of accounts receivables by U.S.$16.1 million, an increase in other assets of U.S$6.0 million and the effect of foreign currency adjustments, which totaled U.S.$(3.3) million offset by an increase in accounts payable of U.S.$24.4 million. Depreciation and amortization decreased to U.S.$3.6 million for the year ended December 31, 2000 from U.S.$4.0 million for the year ended December 31, 1999, due to an impairment write-down of U.S.$522,000 of intangible assets in 1999 that did not recur in 2000.

     Cash used in investing activities was U.S.$4.9 million, U.S.$2.9 million and U.S.$3.5 million for the years ended December 31, 2000, 1999 and 1998, respectively, primarily for the purchase of property and equipment in each period. Cash (used in) provided by financing activities was U.S.$12.9 million, U.S.$(9.2) million and U.S.$(10.2) million in 2000, 1999 and 1998, respectively. In 2000 we received U.S.$11.8 million as advances from Unaxis for restructuring and U.S.$34.5 million as proceeds from the initial public offering and used U.S.$28.2 million to repay short term debt to Unaxis and U.S.$5.1 million advances to Unaxis compared to U.S.$9.2 million and U.S.$10.2 million for advances to Unaxis in 1999 and 1998, respectively.

     We currently rely on a credit facility for up to U.S.$30 million by Credit Suisse and loans provided by Unaxis. The funds are borrowed and repaid throughout the year, as cash flow is available. The interest charged by Credit Suisse is currently LIBOR + 1.25% p.a. for fixed advances. For a more detailed description of this credit facility, please see "Additional Information--Material Contracts--Loan Agreement with Credit Suisse". The interest charged by Unaxis on the loans provided to us is 7% of the outstanding balance. The average balance outstanding with Unaxis, exclusive of advances related to our reorganization, was approximately U.S.$1.5 million in 2000. As of December 31, 2000, accounts payable to affiliates were U.S.$18.4 million. This outstanding balance relates primarily to payments due to Unaxis in connection with our reorganization prior to our initial public offering and we anticipate making substantially all of these payments before the end of the second quarter of 2001.

     During periods of strong growth, such as the one we experienced in the year 2000 in the semiconductor and related markets, we require increased levels of cash to sustain our continuing operations. Nevertheless, we currently believe that the cash generated from operations, together with the proceeds from our initial public offering, and borrowings available under our line of credit, will be sufficient to satisfy our working capital and capital expenditure requirements. Capital expenditures will be higher in 2001 than in 2000 because we expect to invest approximately U.S.$ 4.0 for building infrastructure changes and leasehold improvements for our manufacturing facility in Cologne, Germany and for the move of our Liechtenstein operations to a new facility in Balzers, Liechtenstein.

     We made full recourse loans available to our executive officers eligible to participate in the leveraged share plan for the purpose of purchasing up to 80% of the shares allocated to them under the plan. Loans made to executive officers have a term of 7 years and are on a recourse basis. The loans are secured by all of the shares purchased under the leveraged share plan, and we have either a first, or, if a portion of the shares are financed or refinanced by another lender, a second lien, on the shares. The loans have an interest rate equal to 120% of the mid-term applicable federal rate (as defined in the Internal Revenue
Code) determined on the date the loans are made. The lock-up agreement entered into with the underwriters will be released to the extent that it is necessary for us or any other lender to realize on security in the shares. Under U.S. GAAP, the balances of the loans payable to us are offset against the value of the shares on our balance sheet. As of December 31, 2000, we had outstanding loans to executive officers in an aggregate amount of approximately U.S.$1.3 million.

C. Research and development, patents and licenses, etc.

     For a description of our research and development policies for the last three years, please refer to "Information on the Company---Business Overview--Research and Development."

D. Trend Information

     Early in 2001 the semiconductor industry entered into a cyclical downturn and, although we have not yet been materially affected, we will not remain totally immune. We believe our broadly balanced portfolio of businesses, with the majority of our business generated by more stable general industrial markets, and the considerable geographic diversity of our markets will help mitigate the effects of a U.S.-led semiconductor sector downturn. In a period of market uncertainty in the semiconductor sector, we are well positioned to outperform the sector as a whole because of our focus and leadership in emerging technologies. We expect these new technologies to be substantially less effected by a technology sector downturn.

Euro Conversion

     Approximately 38% and 46% of our sales for the year ended December 31, 2000 and 1999, respectively, were to customers in the European Union. On January 1, 1999, a single currency called the euro was introduced in Europe. Eleven of the fifteen member countries of the European Union adopted the euro as their common legal currency on that date. Fixed conversion rates between these participating countries' existing currencies (the "legacy currencies") and the euro were established as of that date. The legacy currencies are scheduled to remain legal tender as denominations of the euro until at least January 1, 2002, but not later than July 1, 2002. During this transition period, parties may settle transactions using either the euro or a participating country's legacy currency.

     We believe that increased price transparency resulting from the use of a single currency will render the prices charged for our semiconductor instrumentation and vacuum instrumentation products more comparable and will increase cross-border business among the participating countries. This will affect our ability to price our products differently in the various European markets. A possible consequence may be price harmonization at lower average prices for products sold in some markets. Nevertheless, differences in national value-added tax regimes may reduce the potential for price harmonization.

     We believe that the conversion to the euro will reduce our exposure to changes in foreign exchange rates, due to the netting effect of having assets and liabilities denominated in a single currency, as opposed to the various legacy currencies. As a result, we expect that our foreign exchange hedging costs will be reduced. We believe that the introduction of the euro does not have any material tax consequences. We also believe that the euro conversion will not have a material effect on our financial position or results of operations.

Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. SFAS No. 133 is required to be adopted by us on January 1, 2001. We do not expect the application to have a material effect on our financial statements.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition". SAB 101 summarizes the staff's view in applying generally accepted accounting principles to revenue recognition. We applied the guidance in SAB 101 in the fiscal year 2000 and this did not have an impact on our operating results or financial position.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

     Our articles of incorporation provide that the board of directors may consist of one or more members at any time. Directors are elected and removed by shareholder resolution. Members of our board of directors serve three year terms and may be reelected upon completion of their term of office. The shareholders may remove the directors without cause. Our six directors currently in office were elected by shareholder resolution prior our initial public offering. We intend to propose an additional director for election at the next annual meeting of shareholders to be held on May 9, 2001.

     Our board of directors establishes the strategic, accounting, organizational and financing policies to be followed by us. Our board of directors further appoints the executive officers and the authorized signatories and supervises our management. Moreover, our board of directors is entrusted with preparing shareholders' meetings and carrying out shareholder resolutions.

     Our executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established by our Organizational Regulations and by the board of directors. Executive officers are appointed by and serve at the discretion of the board of directors, subject to any applicable employment agreements. Currently, only our Chief Executive Officer and President, Mr. Brissenden, has an employment agreement with us. The amended and restated employment agreement with Mr. Brissenden is effective until it is terminated by either Mr. Brissenden or us upon at least twelve months notice to the other party. Pursuant to the agreement, Mr. Brissenden's base salary is reviewed and adjusted by the Board and he is eligible to receive an annual bonus in an amount determined by the Board in its sole discretion. Mr. Brissenden is entitled to participate in the employee benefit plans provided to other employees in accordance with our general policies in effect from time to time.

     If either we or Mr. Brissenden terminate his employment without cause upon at least twelve month's notice, then Mr. Brissenden will continue to provide services to us during the notice period and we will continue to pay Mr. Brissenden his base salary and he will continue to participate in our employee benefit plans. Upon termination of the notice period, we will have no further obligation to Mr. Brissenden under the agreement. If Mr. Brissenden terminates his employment by reason of a disability, he shall continue to receive his base salary for up to three months following his termination of employment.

     Set forth below are the name, age, principal position and biographical description of each of our directors and executive officers:


Name                      Age                       Position
----                      ---                       --------

Paul Choffat...........    51    Chairman of the Board of Directors
John J. Grad...........    62    Vice-Chairman of the Board of Directors
Kurt Muck..............    46    Director
Paul E. Otth...........    57    Director
Karsten Ottenberg......    39    Director
James L. Brissenden....    62    Director, Chief Executive Officer and President
Peter G. Maier.........    38    Vice President and Chief Financial Officer
Ulrich Doebler.........    45    Vice President, Leak Detection
Linda Van Roekel.......    52    Vice President, In Situ Analysis
Lukas Winkler..........    38    Vice President, Vacuum control
Albert Zueger..........    55    Vice President, Ultra Clean Processing


     Paul Choffat. Before becoming an entrepreneur and private investor in September 1999, Mr. Choffat was the Managing Director and CEO of Fotolabo SA for three years. Prior to his engagement with Fotolabo SA, Mr. Choffat was a Member of the Executive Board of Sandoz AG for one year. Prior to his engagement with Sandoz AG, he was the President and CEO of Von Roll AG for one year. Mr. Choffat currently also holds directorships in several other Swiss corporations. Mr. Choffat holds a PhD in Law from the University of Lausanne and a M.B.A. from IMD, Lausanne.

     John J. Grad. Mr. Grad is President of John J. Grad and Associates, Inc. Management Consultants. In 1987, Mr. Grad joined Landis & Gyr AG where he became President of Landis & Gyr Powers, Inc. In 1991, he was named to their Executive Board and in 1993, he assumed the responsibility Landis & Gyr Holding, Inc., the holding company for all North American divisions, while retaining the position of a President and CEO of Landis & Gyr Powers, Inc. In March 1996, he became President and CEO of Landis & Staefa, Inc., a position that he retained until the creation of Siemens Building Technologies. From October 1998 through October 2000, Mr. Grad served as President and Chief

Executive Officer of Siemens Building Technologies, Inc. Mr. Grad holds a Bachelor of Science degree in Industrial Management and a M.B.A. from the University of Cincinnati.

     Kurt Muck In 2000, Mr. Muck became Chairman of the Board of Directors of Unaxis Deutsche Holding AG and Executive Vice President and Member of the Executive Board of Unaxis Holding AG. From 1991 to 1996 Mr. Muck held various positions at Philips GMBH including director of Philips Semiconductors AG and Managing Director for Central Europe for Philips Semiconductors GMBH. In 1996 Mr. Muck was appointed Chairman of the Active Components Division and Member of the Components Board of ZVEI. In 1997 Mr. Muck was appointed to various supervisory boards of Siemens companies world wide and from 1997 to 2000 he served as President of the General Purpose/Telecom Relays Division. Mr. Muck holds an Engineering degree from the Technical College in Nuremberg.

     Paul E. Otth. In June 2000, Mr. Otth became the Chief Financial Officer and a Member of the Executive Board of Unaxis Holding AG. Mr. Otth currently also holds directorships in several other Swiss corporations. From 1989 until November 1996, Mr. Otth was with Landis & Gyr AG, where he became the Chief Financial Officer and a Member of the Executive Board in November 1994. From November 1996 until October 1998, he served as the Chief Financial Officer and a Member of the Executive Board of Elektrowatt AG (a successor company of Landis & Gyr AG). From October 1998 until May 2000, he served as Chief Financial Officer of Siemens Building Technologies (a successor company of Elektrowatt AG). Mr. Otth is a Certified Public Accountant.

     Karsten Ottenberg. In November 1999, Mr. Ottenberg became Vice President and General Manager of the Emerging Business Unit of Philips Semiconductors. From October 1994 to October 1999, Mr. Ottenberg held various positions at Philips Semiconductors, including Marketing and Sales Manager Automotive and Identification Area Central Europe and European Sales Operations Manager. Prior to joining Philips Semiconductors, Mr. Ottenberg worked as a Research Project Manager of Image Interpretations at Philips Research Laboratories. Mr. Ottenberg holds a PhD in Computer Vision from the University of Utrecht.

     James L. Brissenden. Mr. Brissenden joined INFICON Leybold Hereaus as President and Chief Executive Officer in 1984. In 1996, Mr. Brissenden became President and Chief Executive Officer of Balzers and Leybold Instrumentation, our predecessor. Prior to joining INFICON, Mr. Brissenden spent 20 years with Carborundum Company with his last position being Vice President and General Manager, Electric Products Division. Mr. Brissenden has served as President of the Unaxis holding company in the United States and Chairman of Contraves Inc., a Unaxis subsidiary. Mr. Brissenden holds a BSBA from Ohio State University and an MBA from the State University of New York.

     Peter G. Maier. Mr. Maier joined INFICON in 1996 as Director of Information Systems and became Vice President of Finance for Leybold INFICON, and Controller for the Instrumentation Division in 1998. Prior to joining us, Mr. Maier served Deloitte Consulting as project manager and consultant for enterprise application integration from 1994 to 1996. From 1992 to 1994, Mr. Maier served as Controller for Heidelberger Druckmaschinen AG in Germany. Mr. Maier holds a masters degree in business administration and computer science from the University of Karlsruhe, Germany.

     Ulrich Doebler. Dr. Doebler joined INFICON in 1986. From 1996 to December 1999, Dr. Doebler was the Marketing and Engineering Manager of our Leak Detection business unit. Dr. Doebler holds a PhD in physics from the University of Cologne.

     Linda Van Roekel. Ms. Van Roekel joined INFICON in December 1984. Ms. Van Roekel has been an officer since November 1992, when she was named Vice President of Marketing. In April 2000, Ms. Van Roekel was elected president of the Association of Vacuum Equipment Manufacturers International. Ms. Van Roekel holds an M.S. in chemistry from the University of Washington and an MBA from Syracuse University.

     Lukas Winkler. Mr. Winkler joined the company in January 1993 and has served as our Vice President, Vacuum control since January 1997. From January 1995 to January 1997, Mr. Winkler served our Balzers AG subsidiary as General Manager Production. Mr. Winkler has a Masters Degree in engineering from the Swiss Federal Institute of Technology

     Albert Zueger. Mr. Zueger joined the company in 1964. From January 1997, he has been Vice President, Ultra Clean Processing. Prior to that, Mr. Zueger held various management positions within the company. Mr. Zueger holds a B.S. in mechanical engineering from the Liechtenstein Industrial College.

     Unaxis, as our sole shareholder prior to our initial public offering, has elected all of our directors. INFICON and Unaxis had an understanding that Unaxis would elect Messr. Muck and Otth, two of its own officers to our board of directors.

B. Compensation.

     During the fiscal year ended December 31, 2000, the aggregate amount of compensation (including any benefits in kind granted) that we paid to our six executive officers as a group amounted to U.S.$ 2.1 million. This includes annual performance bonuses for fiscal years 2000 and 1999 awarded to our executive officers in an aggregate amount of U.S.$ 1.2 million. The level of the paid bonuses were based on our financial results through the end of third quarter of fiscal year 2000 and our projected results through the fourth quarter of fiscal year 2000. No compensation was paid to our board of directors in fiscal year 2000. It is anticipated that members of our board of directors will receive an aggregate amount of CHF 420,000 (approximately U.S. $250,000) in remuneration during 2001. One half of this amount will be paid in cash, payable semi-annually. The other half will be provided in the form of options to purchase INFICON shares. Options will be granted on November 9 and May 9 of each year. On each grant date, the aggregate number of options to be provided to the directors will be calculated based on the sum of CHF 105,000 (approximately U.S. $62,500) divided by the closing price of the INFICON shares on the SWX Swiss Exchange on that date. The options will vest one year after the grant date and will be exercisable within a period of six years after the date of vesting at an exercise price that is equal to the closing price of the shares on the grant date.

     During 2000, we contributed an aggregate amount of approximately U.S.$115,000 to provide pension, retirement and similar benefits to our executive officers.

C. Board Practices.

General

     Members of our board of directors serve three year terms which for the current members expire on the date of the annual meeting of shareholders in 2003. Executive officers are appointed by and serve at the discretion of the board of directors, subject to any applicable employment agreements. Currently, only our Chief Executive Officer and President Mr. Brissenden has an employment agreement with us.

     None of the directors of us or any of our subsidiary has currently a service contract with us or any of our subsidiaries that provides for benefits upon termination of employment.

Committees of the Board of Directors

     In compliance with the requirements of The Nasdaq National Market, our board of directors established, by resolution passed on October 25, 2000, an audit committee and adopted a written audit committee charter. The audit committee must consist of directors who are not officers or employees of INFICON. The purpose of the audit committee is to assist the board of directors in fulfilling its responsibility to oversee our financial reporting process, including monitoring the integrity of our financial statements and the independence and performance of our internal and external auditors.

     The responsibilities of the audit committee include:
o recommending to the board of directors the independent public accountants to be selected to conduct the annual audit of our books and records;
o reviewing the proposed scope of such audit and approving the audit fees to be paid;
o reviewing the adequacy and effectiveness of our accounting and internal financial controls with the independent public accountants and our financial and accounting staff;
o reviewing and approving transactions between us and our directors, officers and affiliates; and

o reviewing and reassessing annually the adequacy of our audit committee charter.

     Our audit committee is currently comprised of Mr. Paul Choffat, Mr. John Grad and Mr. Karsten Ottenberg. It is currently contemplated that the audit committee meet at least four times each year.

     In addition, our board of directors has established a compensation committee. The responsibilities of the compensation committee are to provide a general review of our compensation and benefit plans to ensure that they meet corporate financial and strategic objectives. The responsibilities of the compensation committee also include administering the employee incentive plans described below under "Share Ownership".

     Our compensation committee currently consists of Mr. John Grad, Mr. Paul Otth and Mr. Kurt Muck . It is contemplated that Mr. Karsten Ottenberg will replace Mr. Paul Otth as member of the compensation committee after our next annual meeting of shareholders to be held on May 9, 2001.

D. Employees.

     As of December 31, 2000, we had 635 full time employees and on average during 2000, we had approximately 40 temporary or part time employees. We had 653, 698 and 729 employees as of December 31, 1999, 1998 and 1997, respectively. The reductions in our workforce were due primarily to consolidation of our operations in 1997 and 1998 and the effects of the semiconductor downturn in 1998 and 1999.

     The following table shows a breakdown of employees by main category of activity and geographic location:

                                    Year 2000
                                    ---------

                                         Employees by Region

Employees
by Activity                Europe    North America     Asia     Total
                          -------- ---------------- -------- ---------

Manufacturing                 114               98        5       217
Research and Development
                               59               43                102
Sales & Marketing              82               65       47       194
General
Administration                117               48       13       178
Total                         372              254       65       691


     Some of our non-management workers at our German facility belong to German workers unions. However, we do not negotiate collective bargaining agreements with these unions to cover our workers nor do we have any other direct relations with them. Instead, in accordance with German practice, unions negotiate agreements with industry-wide employers' associations. In recent years, unions have cooperated with industry, agreeing to concessions to improve operating efficiency. A German collective bargaining agreement governs the employment of all workers of the categories organized in the relevant union, whether or not the individual worker is a union member.

     In Germany, employers and unions generally negotiate collective bargaining agreements annually. The general umbrella agreement that covers our workers was entered into for an indefinite term. A separate agreement, which covers compensation and benefit matters and is usually entered into for a period of one year, has a two-year term this time which expires in April 2002.

     Our employees at our Cologne, Germany and Balzers, Liechtenstein facilities are represented by works councils (Betriebsrat), elected by all non-management employees. In Germany, the members serve a four-year term and the next elections are scheduled for February 2002. In Liechtenstein, elections of the new members were held in January 2001 and the members serve a three-year term.

     The works councils facilitate communications between us and our staff at the facility level. The members of our works councils share responsibilities with us for managing staff-related matters and working condition issues such as compensation issues (within the framework provided by the collective bargaining agreement), the hiring of new employees, working hours, working shifts or matters relating to employee facilities (e.g., cafeterias). In Germany, the rights and responsibilities of works council are set forth in the German Works Council Constitution Act (Betriebsverfassungsgesetz). The German Works Council Constitution Act provides, among other things, that any termination of an employee must be approved by members of the works council. Similarly, scheduled overtime work must generally be approved by the works council.

     We have never experienced a work stoppage, slowdown or strike, and we consider our relations with our employees to be excellent.

E. Share Ownership.

     Our directors and executive officers beneficially own, as a group, 14,545 shares and 14,542 options to purchase 72,710 INFICON shares. The terms of these options are described below.

     Under our leveraged share plan described below, 23,683 options to purchase 118,415 INFICON shares were granted to our executive officers and certain key employees. Each option entitles its holder to purchase five INFICON shares at the initial public offering price of CHF 225. The options are non-transferable and will expire on the seventh anniversary of the date of grant which was November 8, 2001.

     In connection with our initial public offering, we offered employees the right to participate in one of two equity purchase programs. These are the leveraged share plan and the discounted share purchase plan.

     Leveraged Share Plan. The leveraged share plan was available only in connection with our initial public offering to three tiers of employees: the Chief Executive Officer, other executive officers and key employees. No shares were being made available to our directors under the leverage share plan. Depending on an eligible employee's tier, an eligible employee could purchase shares in the offering at the initial public offering price for a total purchase price between CHF 40,000 and CHF 1,000,000 (U.S.$22,504 and U.S.$562,588,
respectively). For each share purchased in the initial public offering by an eligible employee pursuant to the leveraged share plan, such eligible employee received an option to purchase five shares at the offer price. The amount of shares authorized for issuance under the leveraged share plan had a maximum aggregate value of CHF 7.0 million (U.S.$3.9 million), representing 31,111 shares at the initial offering price of CHF 225. Employees are at all times fully vested in shares purchased under the plan.

     Except as otherwise determined by the board of directors, none of the shares purchased under this plan may be transferred or sold until the fourth anniversary of the closing of the offering. In the case of an employee's termination of employment as a result of resignation, dismissal for cause, retirement or disability (unless otherwise determined by the board of directors or any compensation committee of the board of directors), the shares will remain subject to the lock up agreement. In the case of an employee's termination of employment as a result of a dismissal without cause or upon death, the lock up agreement will be released immediately.

     The options are non-transferable and expire on the seventh anniversary of the date of grant. Fifty percent of the options vest and become exercisable on the second anniversary of the date of the grant and the remaining 50% of the options vest and become exercisable on the third anniversary of the date of grant. In the case of an employee's termination of employment as a result of resignation other than as a result of a material adverse change in (i) his or her compensation or (ii) the material terms or his or her employment, or dismissal (other than for cause) unvested options lapse without compensation, and vested options may be exercised within 90 days. Upon an employee's termination of employment as a result of a termination of employment without cause or a resignation due to a material adverse change in (i) his or her compensation or (ii) the material terms of his or her employment, all vested options remain exercisable for the term of the options and all unvested options continue to vest as if the employee had remained employed with the Company and such options remain exercisable for the term of the option. In the case of termination of employment for cause, all vested and unvested options lapse with immediate effect. In the case of termination of employment upon death or as a result of retirement or disability, unless otherwise determined by the board of directors or any compensation committee of the board of directors, unvested options lapse and vested options may be exercised within 360 days. The underlying shares related to the options will be made available by us through authorized but non-issued shares (conditional share capital) of us or through shares purchased in the market.

     Loans were made available to executive officers and key employees who participated in the leveraged share plan. We made loans available to executive officers for purposes of purchasing up to 80% of the shares allocated to them under the plan. The loans are for a term of 7 years. In addition, we made loans available to key employees for purposes of purchasing up to 50% of the shares allocated to them under the plan. The loans to key employees became due and payable in full 30 days following the initial public offering date.

     The loans were made on a full recourse basis and are secured by all shares purchased under the plan by such executive officer or key employee and we have either a first or if a portion of the shares are financed or refinanced by another lender, a second lien on the shares. The loans have an interest rate equal to 120% of the mid-term applicable federal rate (as defined in the Internal Revenue Code) determined on the date the loans are made. The lock-up agreement entered into with the underwriters and the restrictions on transfer under the leveraged share plan and the discounted share purchase plan will be released to the extent that it is necessary for us or any other lender to realize on security in the shares. As of December 31, 2000, we had outstanding loans to executive officers in an aggregate amount of approximately U.S.$1.3 million.

     During the period during which the option may be exercised, an employee may elect to pay for the shares, issuable upon exercise of such option and, if required by us, to satisfy tax withholding obligations related to the option, in full at the time of exercise as follows:

o    in cash;

o in the discretion of the board of director's with shares that are already owned by the participant;

o    in a combination of cash or already owned shares; or

o through an exercise procedure approved by the board of directors by which an employee sells some or all of the shares underlying the exercised portion of the option.

56 employees participated in the leveraged share plan purchasing an aggregate of 23,683 shares representing 1.02% of the voting rights. In addition, 23,683 options to purchase 118,415 INFICON shares at the initial public offering price of CHF 225 each were granted to our executive officers and certain key employees.

     Discounted Share Purchase Plan. The discounted share purchase plan were offered to employees who were not eligible to participate in the leveraged share plan. Under this plan, eligible persons were offered the opportunity to purchase shares on the closing of the offering at a 30% discount to the offer price. Each employee was entitled to purchase up to CHF 15,000 (U.S.$8,439) worth of shares (based on the offering price and rounded down to the nearest whole share) in the offering at a 30% discount. A total of approximately 600 employees were eligible to participate and a total of 589 employees eventually participated in discounted share purchase plan. Based on the amount of shares actually purchased by our employees under the program, we incurred compensation expense of CHF 659,272 (U.S.$371,170) in the fourth quarter of 2000. The amount of shares issued under the discounted share purchase plan had a maximum aggregate value of CHF 1,538,303 (U.S.$865,431), representing 9,767 shares, at the initial offering price of CHF 225, discounted by 30%. Employees are at all times fully vested in their shares.

     None of the shares purchased in the offering by employees under this plan may be transferred or sold until the second anniversary from the date of the closing of the offering, after which date they may either be retained or sold. In the case of an employee's termination of employment as a result of resignation, dismissal for cause, retirement or disability, the shares will remain subject to the lock up agreement. In the case of termination of employment upon dismissal (other than for cause) or death, the lock up agreement will be released.

     Shares purchased under the discounted share purchase plan and the leveraged share plan may be settled either in shares or ADSs. Options exercised under the leveraged share plan may be settled in shares.

     It is anticipated that our board of directors will establish an equity incentive plan to provide for future equity awards to employees in the foreseeable future.


Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

     The following table sets forth the number and the percentages of shares, on a fully diluted basis, that our principal shareholder Unaxis owned prior to the completion of our initial public offering on November 14, 2000 and on March 21, 2001.

                                    Prior to the Offering           As of March 21, 2001
                                    ---------------------           --------------------
Owner                   Number of Shares (1)(2)   Percent(1)  Number of Shares(2)(3)    Percent
-----                   -----------------------   ----------  ----------------------    -------

Unaxis Holding AG              2,000,000             100%             451,675           19.51%
Hofwiesenstrasse
135
P.O. Box 1309
CH-8021 Zurich

--------------------------------------------------------------------------------

(1) Under Swiss law, each director of INFICON Holding AG (other than the two directors who represent our major shareholder on our board of directors) must own at least one director's qualifying share. Although each of our directors (other than the two directors who represent our major shareholder on our board of directors) owns one share in compliance with this law, we disregarded these shares for the purpose of this table.

(2)  Each share, including any of the shares owned by Unaxis, has one vote.

(3) Under a share lending agreement entered into by Unaxis and the underwriters in our initial public offering, the underwriters obtained from Unaxis 260,000 shares to cover over- allotments. The over-allotment option was not exercised by the underwriters and the share lending agreement was settled by returning 133,075 shares to Unaxis and selling the remaining 127,325 shares to certain institutional investors.


     According to our records, 38,783 of our shares are held, directly or in the form of ADS, by an aggregate of 736 holders located in the United States. However, some of the shareholders located in the United States might have chosen not to register their name, citizenship or registered office and address in our share register. For this reason, our records may not accurately reflect the actual number of holders located in the United States and the shares held by these holders.

     There are no arrangements which Inficon is aware of, that may result in a change of control of Inficon.

B. Related Party Transactions.

Agreements in Connection with our Separation from Unaxis

     In connection with our separation from Unaxis and our initial public offering on November 8, 2000, we entered into a number of agreements with related parties. The summary description of these agreements below does not purport to be complete. You should read the full text of these agreements which were included as exhibits to the registration statement on Form F-1 filed with the Securities Exchange Commission in connection with our initial public offering and which are incorporated herein by reference. The registration statement (including the exhibits and schedules thereto) may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Securities and Exchange Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Securities and Exchange Commission also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of this website is http://www.sec.gov.

     Agreements with Unaxis

     We and Unaxis have entered into the master separation agreement which contains the key provisions relating to our separation from Unaxis, our capitalization by Unaxis and our initial public offering. In addition, the master separation agreement provides for ancillary agreements which have been entered into by us and companies which have or will become our subsidiaries on the one hand and Unaxis and its subsidiaries on the other. The ancillary agreements include:

o agreements with respect to the transfer of assets related to our business by Unaxis entities to companies which have or will become our subsidiaries (asset transfer agreements);

o    intercompany service agreements;

o    intellectual property assignments and license agreements; and

o    a tax deed.

     Master Separation Agreement

     Separation from Unaxis. The master separation agreement governs key matters relating to the separation of the INFICON divisions from the various Unaxis subsidiaries of which they were a part, and the transfer of these divisions into separate Unaxis subsidiaries. Unaxis' contribution of the subsidiaries engaged in the INFICON business to INFICON Holding AG was substantially complete on October 4, 2000. The master separation agreement sets forth the obligations of the parties after the separation, including each party's obligation to use its best efforts to cause its subsidiaries to comply with the terms of its respective intercompany service agreement and the following additional matters:

     Non-Compete. We use subsidiaries of Unaxis as a distribution channel for some of our vacuum control products. Generally speaking, we distribute these products directly to OEMs and end users and the Unaxis subsidiaries distribute these products to OEMs and end users under their private label. Except for these areas which relate to leak detection and those described in "Intellectual Property Assignment and License Agreements" below, we and Unaxis have agreed not to compete with each other in our core lines of business for a period of five years after the separation date.

     Generally speaking, our core lines of business for these purposes encompass the businesses we are in today, as described in this annual report.

     In more specific terms, Unaxis has agreed not to compete with us in the following businesses:

(1) In Situ Analysis:

     Wafer state sensors, including sensors to determine etch rate, uniformity of etch rate and completion of etch process; optical emission spectrometers; and thin film deposition controllers. Process state sensors, including gas analyzers based on mass spectrometer technology; and gas concentration controllers based on acoustic resonance technology. Sensor integration and analysis software, including FabGuard software.

(2) Ultra Clean Processing:

     Stand alone plasma cleaners. Plasma cleaning step before wire bonding or die attaching. Plasma treatment/activation before molding. Contact cleaning for PC boards.


(3)  Leak Detection:

     Helium leak detectors. Refrigerant leak detectors. Other leak detectors.

(4)  Vacuum control:

     Capacitance diaphragm gauges (including such gauges with a ceramic diaphragm), bayard alpert gauges, penning gauges, pirani gauges and combination gauges. Various valves and fittings, including integrated gas-dosing controllers.

     We have agreed not to compete with Unaxis in the following businesses:

(1) Information Technology:

     Semiconductor technology, including systems and processes used in the manufacture of application-specific integrated circuits and coatings for ultrathin semiconductor substrates. Data storage, including optical and magnetic storage. Displays, including TFT displays and large area coating. Optical coating systems and components. Coating materials.

(2) Surface Technology:

     Tool coatings. Component coatings. Decorative coatings.

     In the fields of information and surface technology we may, however, compete with Unaxis: in connection with copper wire bonding processes in back end semiconductor manufacturing processes; the continued sale of the small ultra high vacuum coater for research and development applications; and in any instrumentation that is used to monitor or control processes, such as our in situ products.

(3) Components:

     Systems/Products for Vacuum Generation including:

o    Dry pumps

o    Turbomolecular pumps (including drag pumps)

o    Cyrogenic pumps

o    Turbostream blowers

o    Forevacuum pumps

o    Cyro cooler technology

     Gas Chromatograph/Mass Spectrometers for Volatile organic compounds Payload fairings for space industry. Satellite and solar generator components.

     In addition to the above, the parties have also agreed (1) not to compete with each other in the ultra clean processing businesses of each party and (2) that each party may continue to compete with the other, to the extent that, and in the businesses they were competing in, on the effective date of the asset transfers.

     We believe that the non-compete arrangement allows us to continue to conduct our business as currently operated. However, technology in the semiconductor industry is constantly evolving and could move rapidly in a direction we have not anticipated. Accordingly, there can be no assurance that these limitations will not have a material adverse effect on us.

     Indemnities. Unaxis has agreed to indemnify us for any loss incurred by us as a result of any claim or action resulting out of or from the operation of any business other than our business prior to, on or after the date of separation. In turn, we have agreed to indemnify Unaxis or any of its subsidiaries for any loss incurred by any of them as a result of any claim or action resulting out of or from the operation of our business prior to, on or after the date of separation.

     Expenses. We shared the costs and expenses related to our initial public offering with Unaxis in relation to the amount of shares sold by each of Unaxis and us in the initial public offering. Unaxis paid most of the costs and expenses related to our separation from Unaxis.

     Termination. The master separation agreement terminates on the earlier of mutual consent of Unaxis and us and three years from the date of the separation.

     Although the Master Separation Agreement was not negotiated at arm's length, we believe that these terms and conditions, taken as a whole, are no less favorable to us than we could have obtained from unaffiliated third parties.

     Asset Transfer Agreements

     The asset transfer agreements identified the assets that Unaxis and other wholly owned subsidiaries of Unaxis have transferred to us, the liabilities we have assumed from them in 10 different jurisdictions and the terms of the asset transfers in connection with our reorganization. In each jurisdiction, the agreement was entered into by a subsidiary of INFICON as purchaser, and a Unaxis subsidiary located in the same jurisdiction as seller.

     Except with respect to China, Unaxis has transferred to INFICON all of its assets related to the businesses described in this annual report which are necessary to conduct the INFICON businesses as they were conducted by Unaxis prior to the asset transfers. The aggregate transfer price with respect to the various asset transfers of approximately CHF 250 million (U.S.$140.6 million) was not negotiated at arm's length. The transfer prices were determined by Unaxis in accordance with tax rulings, tax law requirements and other statutory requirements of the local jurisdictions in which the assets are located.

     The asset transfer agreements were entered into on various dates during the period from June 30, 2000 to December 15, 2000. Regulatory requirements in China delayed the transfer of Chinese assets. We expect that the Chinese transfer will become effective in the second quarter of 2001. During the current transition period, Unaxis holds any benefits and liabilities derived from these assets for the benefit of our new Hong Kong subsidiary.

     Intercompany Service Agreements

     Services. Each of our subsidiaries has signed one or several ~ntercompany service agreements with its respective Unaxis counterpart or counterparts in its jurisdiction. These agreements cover various services that differ from jurisdiction to jurisdiction, including finance, legal, tax, information technology, human resources and other services. Each agreement includes a detailed description of the services to be provided and service terms. The service fee for all the agreements was determined by Unaxis. Although these agreements were not negotiated at arm's length we believe that they are on terms no less favorable to INFICON than could have been obtained from unaffiliated third parties.

     Standard of Care, Duty to Cooperate and Delegation of Performance. Each providing company has agreed to maintain a high professional standard of care in rendering the services and to use reasonable efforts to follow the pre-existing policies, procedures and practices. The parties have agreed to use good faith efforts to cooperate with each other in all matters relating to the provision and receipt of the services. The providing company may engage a subcontractor to perform a service, provided that the subcontractor agrees to abide by the terms of the agreement and no extra compensation is owed to the providing company.

     Term and Termination. Except for the agreement of our Taiwan subsidiary which terminates March 30, 2001, the agreements remain in effect for an unlimited period of time unless terminated in accordance with the terms of the agreement. The agreement provides for a termination by any party upon six months' prior written notice. In addition, any party may terminate the agreement in case of a material breach of the agreement if the breaching party has not remedied such breach within sixty business days after being given notice of the breach. A termination may relate to all or any one or more services, except in the event of a material breach of a service where it relates to this particular service only.

     Fees. Fees are determined annually and are calculated based on the projected direct or indirect cost of providing the services for that year plus 7%. There are no adjustments made if the actual direct and indirect costs differ from those projected. Fees for any additional services are determined on a case by case basis.

     Payment Terms. Under each agreement, the providing company bills the receiving company on a monthly basis for all fees and expenses. The service fee is due on the first day of each month and payable by the receiving company within 15 days after receipt of an invoice. Late payments beyond 60 days are subject to an 8% per annum interest charge on the invoiced amount.

     Dispute Resolution. The parties agreed to make a good faith attempt to resolve any dispute first by negotiation and arbitration before resorting to litigation.

     Intellectual Property Assignment and License Agreements

     We have entered into intellectual property assignment and royalty-free license agreements with various Unaxis entities as part of the reorganization. Generally speaking, with the exception of the patents related to the ultra clean processing business, all of the Unaxis patents and other intellectual property which are currently used by Unaxis that relate to INFICON's business have been assigned to INFICON, with royalty-free licenses granted back to Unaxis on the basis described below. Unaxis has retained the patents related to the ultra clean processing business and has granted INFICON a royalty-free license to use such property on the basis described below. The licensing arrangements have been drafted to be consistent with the non-compete arrangement described under "Master Separation Agreement above".

o A license agreement between Unaxis, as licensor, and INFICON, as licensee, governs our use of a number of Unaxis patents related to the ultra clean processing business and the leak detection business. This license allows us to use Unaxis patents exclusively for five years, and non-exclusively thereafter, in the fields of plasma cleaning/activation of quad flat package, plastic ball grid array, personal computer board, chip scale package and multi chip module, with the exception of chip scale package and multi chip module processed for or within the multi-chamber systems and modules, such as cluster tools. This license also allows us to use such Unaxis patents non-exclusively in the fields of leak detector and plasma cleaning/activation processes for assembly and packaging concepts, including wafer level and board level techniques, including chip scale package and multi chip module processed for or within the multi-chamber systems and modules, such as cluster tools. This license is royalty-free, perpetual and worldwide. In addition, Unaxis has agreed that it will not grant any further licenses under the leak detector patents.

o A license agreement between INFICON, as licensor, and Unaxis, as licensee, provides for the Unaxis entities' use of the intellectual property we acquired under the intellectual property assignment agreements described above. This license allows the Unaxis entities to use such intellectual property exclusively for five years, and non-exclusively thereafter, in the field of designing, producing, selling and servicing information technology, surface technology and components relating thereto. This license also allows the Unaxis entities to use such intellectual property non-exclusively, in all other fields outside of the field of designing, producing, selling and servicing of in situ analysis systems, semiconductor cleaning systems, leak detection products and various gauges, valves and fittings associated with vacuum processes. This license is royalty-free, perpetual and worldwide.

     The licenses granted to the licensee in each agreement, other than the leak detector licenses, terminate upon a change of control which has not been consented to by the relevant licensor. For purposes of the foregoing, "control" means (i) the ownership of at least 50% of the equity of beneficial interest of a person, (ii) the right to vote for or appoint a majority of the board of directors or other governing body of such person or (iii) the power to directly or indirectly direct or cause the direction of the management and policies of such person by any means whatsoever.

     Although the license agreements were not negotiated at arm's length, we believe that their terms and conditions, taken as a whole, are no less favorable to us than we could have obtained from unaffiliated third parties. We also believe that the licensing arrangements described above will allow us to continue to conduct our business as currently operated. However, technology in the semiconductor industry is constantly evolving and could move rapidly in a direction we have not anticipated. Accordingly, there can be no assurance that the limitations in the ultra clean licenses will not have a material adverse effect on us.

     As part of the reorganization, we have also entered into a number of intercompany license agreements to allow INFICON affiliates to use the intellectual property acquired under the intellectual property assignment agreements described above.

     Tax Deed

     We and Unaxis have entered into a tax deed in order to regulate our and their subsidiaries' tax affairs in connection with our separation from Unaxis and our initial public offering. In general, under the tax deed, Unaxis is responsible for all taxes resulting from our separation, our initial public offering and all taxes relating to our business for any period ending on or before the date of separation. We are responsible for all taxes relating to our business for any period beginning after the date of separation. The tax deed also provides that each of Unaxis and us will indemnify the other for all taxes for which it is responsible.

     Although the tax deed was not negotiated at arm's length, we believe that its terms and conditions, taken as a whole, are reasonable.

Intercompany Loans

     We have currently the following intercompany loans outstanding:

                               Intercompany Loans
                                 (in thousands)

Borrower                      Lender               Currency    Face Amount   in USD   Interest Rate
--------                      ------               --------    -----------   ------   -------------
Inficon Inc, US               Inficon GmbH, CH     USD           65,322      65,332   6.85%
Inficon GmbH, Cologne         Inficon GmbH, CH     DEM           22,900      10,999   5.55%
Inficon AG, Liechtenstein     Inficon Holding AG   CHF           17,291      10,671   6.38%
Inficon Ltd, Korea            Inficon Holding AG   KRW          481,546         381   6.40%
Inficon Pte Ltd, Singapore    Inficon Holding AG   SGD          699,663         404   6.40%

     All of these loans are unsecured fixed advances extended in connection with the purchase by our subsidiaries of the assets relating to our business from Unaxis.

C. Interests of Experts and Counsel.

         Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

         Index to Financial Statements

                                                                    Page Number

1. Audited Financial Statements

Report of Independent Auditors                                          F-2

Consolidated Balance Sheets as of December
31, 1999 and 2000                                                       F-3

Consolidated Statements of Income for the three years in
the period ended December 31, 2000                                      F-4

Consolidated Statements of Stockholders'
Equity for the three years in the period ended
December 31, 2000                                                       F-5

Consolidated Statements of Cash Flows for the
three years in the period ended
December 31, 2000                                                       F-6

Notes to Consolidated Financial Statements                              F-7

2. Financial Statement Schedule

Schedule II - Valuation and Qualifying Accounts                         F-23

All other schedules have been omitted as the required information is not applicable or the information is presented in the financial statements or the notes thereto.

Legal Proceedings

     We are not currently involved in any material court, arbitral or administrative proceedings, nor are we aware of any such proceeding pending or threatened.

Dividend Policy

     We currently intend to retain all future earnings to finance future growth and therefore do not anticipate proposing to our shareholders the payment of any dividends in the foreseeable future.

B. Significant Changes.

     Since the date of the annual financial statements included in this annual report, no significant change has occurred.

Item 9. The Offer and Listing

A. Offer and Listing Details.

     Since we completed our initial public offering on November 8, 2000, the price history of our stock is necessarily limited. For the year 2000, the year we became a public company, our high and low market price were CHF 240 and CHF 150 for our shares and U.S.$12.88 and U.S $8.38 for our ADSs.

     For the four most recent months, our high and low marked prices have been:

    Month                                     High                                           Low
                             Shares (in CHF)        ADSs (in U.S.$)         Shares (in CHF)        ADSs (in U.S.$)
                             ---------------        ---------------         ---------------        ---------------
November, 2000                       240                12.8750                   180                  10.375
December, 2000                       211                12.125                    150                   9.75
January, 2001                        190                11.50                     160                  10.25
February, 2001                       181                11.0                      140                   8.375

B. Plan of Distribution.

         Not applicable.

C. Markets.

     Our shares are listed on the SWX Swiss Exchange and our ADSs are listed on The Nasdaq National Market, in each case under the symbol "IFCN".

D. Selling Shareholders.

         Not applicable.

E. Dilution

         Not applicable.

F. Expenses of the Issue.

         Not applicable.

Item 10. Additional Information

A. Share Capital.

         Not applicable.

B. Memorandum and Articles of Association.

     Set forth below is a summary description of the material provisions of our articles of incorporation and Swiss law relating to our company purpose and shareholders' rights.

Register Entry Number and Purpose of INFICON Holding AG

     Inficon Holding AG is registered in the commercial register of the Canton of St. Gallen, Switzerland. There is no register entry number. On their first page, our articles of incorporation describe the objects and purpose of our corporation as follows:

     "The purpose of the Corporation is to participate in manufacturing, trading and service businesses in Switzerland and abroad and to hold, acquire and sell such participations.

     The Corporation may, in Switzerland as well as abroad, establish branches and subsidiaries. The Corporation may perform all transactions which are directly or indirectly related to its purpose.

     Furthermore, the Corporation may acquire or sell real estate."

Transfer of Shares

     There are no restrictions on the free transferability of our shares. A transfer of shares is effectuated by corresponding entry in the books of a bank or depositary institution following assignment in writing by the selling shareholder and notification of such assignment to us which can be made by the bank or the depositary institution. In order to be registered in our share register as a shareholder with voting rights, a purchaser must file with us a share registration form disclosing its name, citizenship or registered office and address.

     A purchaser that does not make such disclosure will be registered as a shareholder without voting rights. This means that the purchase r may not participate in or vote at a shareholders' meeting, but will still be entitled to dividends and other rights with financial value. Notwithstanding the foregoing, any shares held by or on behalf of The Bank of New York, as depositary, or any successor depositary for the ADSs, will be registered with voting rights. We may enter into agreements with banks or finance companies which hold shares for the account of other persons (nominees) regarding the entry of the beneficial owners of our shares into the share register.

     The shares and the pecuniary rights arising therefrom may only be pledged in favor of the bank which has the book-entry regarding these shares by written pledge agreement. A notification to us is not required.

Voting Rights and Share Certificates

     Each of our shares carries one vote at our shareholders' meetings. Voting rights may be exercised only after a shareholder has been recorded in our share register (Aktienbuch) as a shareholder with voting rights. We may enter into agreements with banks or financial companies which hold shares for the account of other persons (nominees) regarding the exercise of the voting rights related to the shares. Registration with voting rights is subject to restrictions. See "Transfer of Shares".

     Our shares are cleared and settled through SIS SegaInterSettle AG. The shares will not be physically represented by certificates but will be managed collectively in book-entry form by SIS SegaInterSettle AG. Shareholders are therefore not entitled to have their shares physically represented and delivered in certificate form (aufgehobener Titeldruck). They can, however, request a statement confirming their ownership of the shares.

Net Profits, Dividends and Liquidation Rights

     Swiss law requires that at least 5% of our annual net profits must be retained by us as general reserves for so long as these reserves amount to less than 20% of our par share capital. Because INFICON Holding AG is a holding company, any net profits remaining thereafter are distributable at the shareholders' meeting.

     Under Swiss law, dividends may be paid out only if a company has sufficient distributable profits from previous business years, or if the reserves of the company are sufficient to allow the distribution of a dividend. In either event, dividends may be paid out only upon approval by the shareholders' meeting. The board of directors may propose that a dividend be paid out, but cannot itself declare the dividend. In practice, the shareholders' meeting usually approves the dividend proposal of the board.

     Dividends are usually due and payable immediately after the shareholders' resolution relating to the allocation of profits has been passed. The statute of limitations in respect of dividend payments is five years. For information about deduction of withholding taxes, see "Taxation", below.

     In the event of liquidation, any surplus arising out of a liquidation (after the settlement of all claims of all creditors) is distributed to shareholders in proportion to the paid par value of shares held, but this surplus is subject to Swiss withholding tax of 35%. See "Taxation".

No Liability of Our Shareholders for Capital Calls; No Redemption, Sinking Fund or Similar Provisions

     Our shares are fully paid-up and non-assessable. No shareholder has any liability to further capital calls by us. Our articles of incorporation do not contain any redemption provisions, sinking fund provisions or any provisions discriminating against any existing or prospective holder of our shares as a result of such shareholder owning a substantial number of shares.

Repurchase of Shares

     Swiss law limits the number of our shares which we may hold or repurchase. We and our subsidiaries may only repurchase our own shares if we have sufficient available reserves to pay the purchase price, and if the aggregate par value of such shares does not exceed 10% of our par share capital. Shares repurchased by us and our subsidiaries do not carry any rights to vote at shareholders' meetings but are generally entitled to the economic benefits applicable to our shares generally. Furthermore, we must create a reserve on our balance sheet in the amount of the purchase price of the acquired shares. Currently, we own none of our own shares.

Change of Shareholder Rights

     Under Swiss law, the rights of shareholders may only be changed by way of amending the articles of incorporation which requires a shareholders' resolution passed by the majority of the shares represented at the shareholders' meeting. In addition, certain changes to shareholder rights require a supermajority of votes. For instance, a reverse stock split may only be effectuated by an unanimous vote of the shareholders of a corporation. The creation of shares with privileged voting rights, restrictions on the transferability of shares or a restriction or elimination of preemptive rights of shareholders require a resolution passed at a shareholders' meeting with a supermajority (qualifiziertes Mehr) of two-thirds of the shares represented at such meeting and a simple majority of the aggregate par value of the shares represented at such meeting.

Shareholders' Meetings

     Under Swiss law, an annual shareholders' meeting must be held within six months after the end of a company's financial year. Shareholders' meetings may be convened by the board of directors or, if necessary, by the statutory auditors. The board of directors is further required to convene an extraordinary shareholders' meeting if so resolved by a shareholders' meeting or if so requested by holders of shares representing in aggregate at least 10% of the share capital of the company. Shareholders holding shares with a par value of at least CHF 1 million have the right to request in writing, at least 50 days prior to the day of the respective shareholders' meeting, that a specific proposal be discussed and voted upon at such shareholders' meeting. If the board of directors does not call a shareholders' meeting within a reasonable period after the request was made, it may be ordered by a judge at the request of the shareholders seeking such a meeting. A shareholders' meeting is convened by the board of directors publishing a notice in the Swiss official gazette of commerce (Schweizerisches Handelsamtsblatt) at least 20 days prior to such meeting. In addition, shareholders may be informed by a letter sent to the address indicated in the share register.

     There is no provision in our articles of incorporation requiring a presence quorum at shareholders' meetings.

Restrictions on Right to Own our Securities and on Ability to Effect a Change of Control

     Apart from the limitations described above on the right of a company to own its own securities and the restriction on the voting rights of a purchaser of our shares that does not file with us a share registration form disclosing its name, citizenship and registered office or address, there are no limitations on the rights to own securities of INFICON, regardless of who owns them.

     None of our organizational documents contain any provision that would have an effect of delaying, deferring or preventing a change of control of INFICON.

Disclosure of Principal Shareholders

     None of our organizational documents contain any provision governing the ownership threshold above which ownership must be disclosed. However, under the Swiss Stock Exchange Act, shareholders and groups of shareholders acting in concert who acquire or dispose of shares and thereby reach, exceed or fall below the respective threshold of 5%, 10%, 20%, 33.33%, 50% or 66.66% of the voting rights of a Swiss listed company with a registered office in Switzerland must notify the company and the SWX Swiss Exchange of such transactions in writing within four trading days, whether or not the voting rights can be exercised. Following receipt of such notification, the corporation must inform the public within two trading days.

     An additional disclosure obligation exists under the Swiss Code of Obligations pursuant to which a company must disclose the identity and size of shareholdings of all its shareholders and shareholder groups acting in concert who hold more than 5% of its voting rights. This disclosure must be made once a year in the notes to the financial statements as published in the company's annual report.

Changes in Capital

     Our articles of incorporation do not impose conditions governing changes in the capital that are more stringent than is required by law. Under Swiss law, additional capital may be raised by shareholders' resolution of a majority of shares except for an increase in our share capital (i) by way of capitalization of reserves (Kapitalerhohung aus Eigenkapital), (ii) against contribution in kind (Sacheinlage), (iii) for the acquisition of assets (Sachubernahme), (iv) involving the grant of special privileges or benefits, or (v) for the purpose of creating authorized or conditional share capital which require a resolution passed at a shareholders' meeting with the supermajority (qualifiziertes Mehr) of at least two-thirds of the shares represented at such meeting and a simple majority of the aggregate par value of the shares represented at such meeting.

Authorized and Conditional Share Capital

     Under the Swiss Code of Obligations, the shareholders may decide on an increase of the share capital in a specified aggregate par value up to 50% of the existing share capital in the form of:

(4) authorized capital (genehmigtes Kapital) to be utilized at the discretion of the board of directors within a period not exceeding two years; or

(5) conditional capital (bedingtes Kapital) for the purpose of issuing shares, inter alia, (i) to grant rights to employees of a company or its subsidiaries to subscribe to new shares or (ii) to grant conversion rights or warrants to holders of convertible bonds. Such capital is called "conditional" because the issuance of any new shares is conditioned upon third parties, such as employees of the company or convertible bondholders, exercising their rights to require the issuance of such shares.

Director's Power to Vote on a Proposal in which the Director is Materially Interested

     None of our organizational documents contain any provision with respect to
(a) a director's power to vote on a proposal, arrangement or contract in which the director is materially interested; (b) the director's power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body; (c) borrowing powers exercisable by the directors and how such borrowing powers can be varied; (d) retirement or non-retirement of directors under an age limit requirement; and (e) number of shares, if any, required for director's qualification.

     Under applicable Swiss law, however, a director or officer of a company is prohibited from representing the company in a transaction to which such director or officer is a party unless the director or officer is explicitly authorized to do so by the company, the transaction is later approved by the company or there is no potential risk of overreaching by the director or officer. The same holds true if a person who is a director or officer of two companies acts on both sides of a transaction between the two companies. However, Swiss case law seems to permit such "double representation" between affiliated companies, at least in transactions between a parent company and its wholly-owned subsidiary. In addition, the duty of loyalty imposed on a director or officer by Swiss corporation law requires such director or officer to abstain from voting on a matter in which the director or officer is not only materially interested but in which the director or officer's interest is directly opposite to the one of the company.

The Rights of ADR Holders

     The rights of our ADR holders are set out in and limited by the provisions of the deposit agreement among us, The Bank of New York and the owners and beneficial owners from time to time of ADRs .

     The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR which are included as exhibit hereto.

     Share Dividends and Other Distributions

     The Bank of New York has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

o Cash. The Bank of New York will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any approval from the Swiss government is needed and can not be obtained, the deposit agreement allows The Bank of New York to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

     Before making a distribution The Bank of New York will deduct any withholding taxes that must be paid under Swiss law. See "Additional Information---Taxation" below. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York cannot convert the foreign currency, you may lose some or all of the value of the distribution.

o Shares. The Bank of New York may distribute additional ADSs representing any shares we distribute as a dividend or free distribution, if we furnish it promptly with satisfactory evidence that it is legal to do so. The Bank of New York will only distribute whole ADSs. It will sell shares which would require it to issue a fractional ADS and distribute the net proceeds in the same way as it does with cash. If The Bank of New York does not distribute additional ADRs, each ADS will also represent the new shares.

o Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, The Bank of New York may make these rights available to you. The Bank of New York will first consult with us and we must furnish The Bank of New York with satisfactory evidence that it is legal to do so. If we don't furnish this evidence, and The Bank of New York decides it is practical to sell the rights, The Bank of New York will sell the rights and distribute the proceeds in the same way as it does with cash. The Bank of New York will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

     If The Bank of New York makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The Bank of New York will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

     U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, The Bank of New York may deliver the ADSs under a separate restricted deposit agreement which will contain the same provisions as the deposit agreement, except for changes needed to put the necessary restrictions in place.

o Other Distributions. The Bank of New York will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical, provided, if the distribution is of securities, that we furnish it with satisfactory evidence that it is legal to do so. If it cannot make the distribution in that way, The Bank of New York has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property.

     The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. For example:

o if Switzerland were to impose restrictions on convertibility of its currency into U.S. dollars or transfers of currency out of the country, it could be unlawful or impractical for The Bank of New York to make a cash distribution to ADR holders (currently no restrictions of this type exist);

o distribution of shares, rights or other securities to ADR holders could be unlawful if the distribution would be considered a sale under U.S. securities law and the shares, rights or other securities were not registered under the Securities Act of 1933 for offer and sale in the United States; and o a distribution to ADR holders could be impractical if the expenses The Bank of New York would incur in making the distribution would exceed the value of the distribution to ADR holders.

     We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

     Deposit, Withdrawal and Cancellation

     The Bank of New York will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will register the appropriate number of ADSs in the names you request and will deliver the ADRs at its office to the persons you request.

     You may turn in your ADRs at The Bank of New York's office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver the shares and any other deposited securities underlying the ADR to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, The Bank of New York will deliver the deposited securities at its office, if feasible.

     Voting Rights

     You may instruct The Bank of New York to vote the shares underlying your ADRs, but only if we ask The Bank of New York to ask for your instructions. Otherwise, you won't be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

     If we ask for your instructions, The Bank of New York will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct The Bank of New York to vote the shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, The Bank of New York must receive them on or before the date specified. The Bank of New York will try, as far as practical, subject to Swiss law and the provisions of our articles of incorporation, to vote or to have its agents vote the shares or other deposited securities as you instruct. The Bank of New York will only vote or attempt to vote as you instruct.

     We can not assure you that you will receive the voting materials in time to ensure that you can instruct The Bank of New York to vote your shares. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

     The rules of The Nasdaq National Market currently require us to solicit proxies from holders of ADSs. Accordingly, we intend to ask The Bank of New York to seek your voting instructions for all shareholder meetings. However if we were to delist the ADSs from The Nasdaq National Market, Nasdaq's rules no longer require solicitation, we would have the right not to ask for voting instructions. For example, we might decide to do so in order to save the expenses of the solicitation, or if we decide that too few ADR holders were interested in exercising voting rights, or if we preferred that the shares represented by ADSs not be voted.

     Fees and Expenses


       ADR holders must pay:                                      For:

       $5.00 (or less) per 100 ADSs                               o     Each issuance of an ADR, including as a result of a
                                                                          distribution of shares or rights or other property
                                                                  o     Each cancellation of an ADR for the purpose of
                                                                          withdrawal, including if the deposit agreement
                                                                          terminates
       $.02 (or less) per ADS                                     o     Any cash distribution to you
       A fee equivalent to the fee that would be payable          o     Distribution of securities distributed to holders
          if the securities distributed to you had been                 of deposited securities which are distributed by
          shares had been deposited for issuance of ADSs                The Bank of New York to ADR holders
       $1.50 per ADR delivered                                    o     Registration or transfer of ADRs
       Registration or transfer fees                              o     Transfer and registration of shares on our share
                                                                        register to or from the name of The Bank of New
                                                                        York or its agent when you deposit or withdraw
                                                                        shares. No such fees are currently charged for
                                                                        registration or transfer of our shares.
       Expenses of The Bank of New York                           o     Conversion of foreign currency to U.S. dollars
       Expenses of The Bank of New York                           o     Cable, telex and facsimile transmission expenses (if
                                                                          expressly provided in the deposit agreement)
       Taxes and other governmental charges The Bank of New York  o     As necessary.
          or the custodian have to pay on any ADR or share
          underlying an ADR, for example, stock transfer taxes,
          stamp duty or withholding taxes
       Anycharges payable by The Bank of New York or its agents   o     As incurred. No charges of this type are currently made in
          servicing the deposited securities.                           connection with in the Swiss market.


     Payment of Taxes

     The Bank of New York may deduct the amount of any taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If The Bank of New York sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

     Reclassifications, Recapitalizations and Mergers

       If we:                                                     Then:
       ------                                                     -----

       o Change the nominal or par value of our shares            The cash, shares or other
                                                                  securities received by The Bank of New York

       o Reclassify, split up or consolidate any                  Each ADS will automatically represent its equal share of the new
         of the deposited securities                              deposited securities.

       o Distribute securities on the shares that are             The Bank of New York may, and will if we ask it to,
         not distributed to you                                   distribute some or all of the cash, shares or other
                                                                  securities it received.  It may also issue new ADRs
       o  Recapitalize, reorganize, merge, liquidate,             or ask you to surrender your outstanding ADRs in exchange
          sell all or substantially all of our assets,            for new ADRs identifying the new deposited securities.
          or take any similar action


     Amendment and Termination

     We may agree with The Bank of New York to amend the deposit agreement and the ADRs without your consent for any reason. If the deposit amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of The Bank of New York for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADR holders, it will only become effective 30 days after The Bank of New York notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

     The Bank of New York will terminate the deposit agreement if we ask it to do so. The Bank of New York may also terminate the deposit agreement if The Bank of New York has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In both cases, The Bank of New York must notify you at least 30 days before termination.

     After termination, The Bank of New York and its agents will do the following under the deposit agreement but nothing else: (1) advise you that the deposit agreement is terminated, (2) collect distributions on the deposited securities, and (3) deliver shares and other deposited securities upon cancellation of ADRs. One year after termination, The Bank of New York may sell any remaining deposited securities by public or private sale. After that, The Bank of New York will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The Bank of New York's only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify The Bank of New York for some losses and to pay certain amounts to The Bank of New York.

     Limitations on Obligations and Liability

     The deposit agreement expressly limits our obligations and the obligations of The Bank of New York. It also limits our liability and the liability of The Bank of New York. We and The Bank of New York:

     o are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

     o are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

     o are not liable if either of us exercises discretion permitted under the deposit agreement;

     o have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other party; and

     o may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

     In the deposit agreement, we agree to indemnify The Bank of New York for acting as depositary, except for losses caused by The Bank of New York's own negligence or bad faith, and The Bank of New York agrees to indemnify us for losses resulting from its negligence or bad faith.

     Requirements for Depositary Actions

     Before The Bank of New York will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of shares, The Bank of New York may require:

     o payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

     o satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

     o compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

     The Bank of New York may refuse to deliver ADRs or register transfers of ADRs generally when the transfer books of The Bank of New York or our transfer books are closed or at any time if The Bank of New York or we think it advisable to do so.

     Your Right to Receive the Shares Underlying Your ADRs

     You have the right to cancel your ADRs and withdraw the underlying shares at any time except:

     o When temporary delays arise because: (1) The Bank of New York has closed its transfer books or we have closed our transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (3) we are paying a dividend on our shares.

     o When you or other ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges.

     o When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

     This right of withdrawal may not be limited by any other provision of the deposit agreement.

     Pre-release of ADRs

     The deposit agreement permits The Bank of New York to deliver ADRs before deposit of the underlying shares. This is called a pre-release of the ADR. The Bank of New York may also deliver shares upon cancellation of pre-released ADRs (even if the ADRs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to The Bank of New York. The Bank of New York may receive ADRs instead of shares to close out a pre-release. The Bank of New York may pre-release ADRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer owns the shares or ADRs to be deposited; (2) the pre-release must be fully collateralized with cash or other collateral that The Bank of New York considers appropriate; and (3) The Bank of New York must be able to close out the pre-release on not more than five business days' notice. In addition, The Bank of New York will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although The Bank of New York may disregard the limit from time to time, if it thinks it is appropriate to do so.

C. Material Contracts.

Agreements in Connection with our Separation from Unaxis

     For a summary description of these agreements, to the extent they are material, please see "Major Shareholders and Related Party
Transactions---Related Party Transactions" above.

     For a summary description of the deposit agreement between us, The Bank of New York as depositary and the owners and beneficial owners from time to time of ADRs, please see "Additional Information---The Rights of ADR Holders".

Loan Agreement with Credit Suisse

     On November 23, 2000, we entered into a loan agreement with Credit Suisse to provide us with working capital financing in an amount of up to U.S.$ 30.0 million in the form of either a current account loan, fixed advances, bid-/advance payment-/performance bonds, the issuance of letters of credit or margin coverage for foreign exchange forward transactions. The initial interest rates for any current account loan were fixed at 9% for loans in U.S.$, 7.75% for loans in Euro and 5.25% for loans in CHF. Credit Suisse, however, reserved the right to make adjustments to reflect prevailing money and capital market conditions. Credit Suisse will in each case determine the interest rates for any fixed advances in accordance with prevailing money and capital market rates and the pricing grid attached as annex 1 to the agreement. Currently, the interest rate for fixed advances is set at LIBOR +1.25% per annum. As consideration for its services, Credit Suisse charged us an upfront fee of 0.125% upon closing of the agreement, calculated on the facility amount, and will charge us a quarterly fee of 0.25% on the loan amount when used as current overdraft facility and a commitment fee of 0.1% per annum on the entire facility amount, payable quarterly in arrears, which latter amount will be deducted on payable interest and letter of credit fees on all utilizations under the credit facility. The agreement has a term of one year and will automatically be extended for another year, unless terminated with effect as of the end of a term by one party upon 90 days prior written notice. The agreement contains a pari passu covenant with respect to any existing or future similar bank loans and a material adverse change clause. The agreement is governed by Swiss law. Currently, we have not drawn funds under this facility.

Lease Agreements for Manufacturing Facilities in Balzers, Liechtenstein and Cologne, Germany

     The lease agreement between Unaxis Balzers AG as landlord and INFICON AG, Balzers as tenant for the manufacturing facility in Balzers, Liechtenstein was entered into on September 1, 2000 and is effective until December 31, 2001. It is renewable for additional terms of three months each unless terminated three months prior to expiration of its respective term. The rent is calculated based upon certain factors such as depreciation of and interest from building and infrastructure for costing purposes and adjusted by the parties to the agreement if there is a material change to any of these factors. As per September 1, 2000, the rent was CHF 1.1 million plus additional expenses in the amount of CHF 886,000. The rent is payable on a monthly basis. It is contemplated that INFICON AG will move into a new facility owned by the same landlord as per October 1, 2001.

     The lease agreement between BuL Vermietungsgesellschaft mbH & Co. KG as landlord and INFICON GmbH as tenant for the manufacturing facility in Cologne, Germany was entered into with effect as of July 1, 2000 for a term of ten years. The monthly rent is DM 61,822.22 and will be adjusted according to the prevailing German cost of living-index. There are additional monthly charges in the amounts of DM 12,794 and DM 2.238 to cover utilities and administrative expenses and a monthly prepayment in the amount of DM 9.194 for additional costs which will be calculated based on a certain formula. The lease agreement is governed by German law and contains customary representations and warranties. In addition, landlord and tenant agreed that in the beginning of 2001 the tenant will vacate some of the used area and take over some additional floor-space in other buildings and that the landlord will make a correlating adjustment to the rent.

D. Exchange Controls.

     Other than in connection with government sanctions imposed on Iraq, Serbia, Libya (currently suspended) and portions of Angola (UNITA), there are currently no government laws, decrees or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on the payment of dividends, interest or liquidation proceeds, if any, to non-resident holders of capital stock of Swiss corporations.

E. Taxation.

Swiss Taxation of Residents of the United States

     Under Swiss tax laws, dividends paid and similar cash or in-kind distribution made by us to a holder of shares (including dividends on liquidation proceeds and stock dividends) are subject to a Swiss federal withholding tax at a rate of presently 35%. The withholding tax must be withheld by us from the gross distribution and be paid to the Swiss Federal Tax Administration.

     Pursuant to the current Convention Between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income entered into force on December 19, 1997 (the "Treaty"), a U.S. holder of shares is eligible for a reduced rate of the withholding tax equal to 15% of the dividend, provided that such holder (1) is a resident of the United States for purposes of the Treaty, (2) qualifies for benefits under the Treaty and (3) holds less than 10% of the voting stock of the company.

     Such an eligible holder must apply for a refund of the amount of the Swiss withholding tax in excess of the 15% Treaty rate. The claim for refund must be filed on Swiss Tax Form 82, which may be obtained from any Swiss Consulate General in the United States or from the Federal Tax Administration of Switzerland at the address below. Three copies of the form must be duly completed, signed before a notary public of the United States, and sent to the Federal Tax Administration of Switzerland, Eigerstrasse 65, CH-3003 Berne, Switzerland. The form must be accompanied by suitable evidence of deduction of the Swiss withholding tax withheld at source, such as certificates of deduction, signed bank vouchers or credit slips. The form may be filed on or after July 1 or January 1 following the date the dividend was payable, but no later than December 31 of the third year following the calendar year in which the dividend became payable.

United States Taxation

     The following discussion, based on current law, is a summary of the material United States federal income tax considerations to you of the acquisition, ownership and disposition of the ADSs or shares as of the date hereof. The discussion of the United States federal income tax consequences set forth below is based upon the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, and judicial decisions and administrative interpretations thereunder, all as currently in effect, and such authorities may be subject to subsequent changes in United States law or in any double taxation convention or treaty between the United States and Switzerland, which changes may have retroactive effect, so as to result in federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the Depositary to us and assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms. This discussion does not purport to deal with all aspects of United States federal income taxation that may be relevant to a particular holder in light of the holder's circumstances, for example, persons subject to the alternative minimum tax provisions of the Internal Revenue Code. Also, this discussion does not deal with special rules that may apply to you if you are a member of a special class of holders subject to special rules, including:

     o    a dealer in securities or currencies,

     o a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

     o    a financial institution,

     o    a life insurance company,

     o    a tax-exempt organization,

     o a person that actually or constructively owns 10% or more of our voting stock,

     o a person holding ADS or shares as part of a hedging, conversion or constructive sale transaction or straddle, or

     o    a person whose "functional currency" is not the United States dollar.

     The discussion also does not discuss any aspect of state, local or foreign law, nor federal estate and gift tax law.

     The discussion below pertains to you only if you are a "U.S. Holder" who qualifies for benefits under the Treaty, holds less than 10% of our total shares outstanding, holds the ADSs or shares as a capital asset, and whose functional currency is the U.S. dollar. You are a U.S. Holder if you are a beneficial owner of ADSs or shares and you are:

     o    a citizen or individual resident of the United States,

     o a corporation, partnership or other entity created in or under the laws of the United States or any political subdivision thereof,

     o an estate, the income of which is subject to United States federal income taxation regardless of its source, or

     o a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more United States persons have the authority to control all substantial decisions of the trust.

     You will qualify for benefits under the Treaty under most circumstances if you are a resident of the United States for purposes of the Treaty and you are a U.S. Holder.

     You are urged to consult with your own tax advisor regarding the tax consequences of investing in the ADSs or shares, including the tax effects of any state, local, foreign, or other tax laws and possible changes in the tax laws.

     Distributions

     For United States federal income tax purposes, you will be required to include as ordinary dividend income the full amount (not reduced by any Swiss withholding tax) of any distribution to the extent paid to you out of the our current or accumulated earnings and profits as defined for United States federal income tax purposes. Such dividend will constitute income from sources outside the United States. Dividends paid by us are not eligible for the dividends received deduction generally allowed to corporate shareholders. If any distribution exceeds our current and accumulated earnings and profits, such excess will be treated as a nontaxable return of capital to the extent of your tax basis in the shares and thereafter as capital gain. Consequently, such distributions in excess of our current and accumulated earnings and profits would not give rise to foreign source income and as a U.S. Holder, you would not be able to use the foreign tax credit arising from any Swiss withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against United States tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

     Because payments of dividends with respect to ADSs and shares are to be made in Swiss Francs, a U.S. Holder will be required to determine the amount of dividend income by translating the Swiss Francs into U.S. dollars at the "spot rate" on the date of receipt regardless of whether such Swiss Francs are converted into U.S. dollars. The tax basis of Swiss Francs received by you will equal the U.S. dollar equivalent of such Swiss Francs at the spot rate on the date such Swiss Francs are received by you. Upon subsequent exchange of such Swiss Francs for U.S. dollars, or upon the use of such Swiss Francs to purchase property, you will recognize exchange gain or loss equal to the difference between your tax basis for the Swiss Francs and the U. S. dollars received or, if property is received, the fair value of the property on the date of the exchange. Such gain or loss will be treated as United States source ordinary income or loss. A U.S. Holder may be required to recognize exchange gain or loss if the amount of any refund of the Swiss withholding tax differs from the United States dollar value of such refund on the date the dividends were received.

     You may be entitled to claim as a credit against your United States federal income tax liability, or alternatively you may deduct from your United States federal taxable income, the amount of the withholding tax to the extent of the 15% Treaty rate. However, your ability to claim a foreign tax credit is subject to a general limitation that is determined by the amount of your United States source income relative to your total income. In addition, your ability to claim the credit is subject to a specific basket limitation that is determined in a similar way with respect to a specific type of income. Any refundable portion of the paid Swiss withholding tax, such as the amount of the withholding tax in excess of the 15% Treaty rate, would not be eligible for credit against United States federal income tax liability. For foreign tax credit purposes, dividends paid by us will constitute "passive income" or, in the case of some U.S. holders, "financial services income". The rules governing the foreign tax credit are complex. You are urged to consult your own tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

     Sale, Exchange or Other Disposition of Shares

     Any gain or loss on a sale, exchange or other disposition of ADSs or shares by a U.S. Holder will be capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder's tax basis in the ADSs or shares. Any such gain or loss will be United States source gain or loss and will be long-term capital gain or loss if you held the ADSs or shares for more than one year. In the case of an individual U.S. Holder, capital gains will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to limitations.

     Passive Foreign Investment Company Considerations

     We believe that we will not be treated as a passive foreign investment company (a "PFIC") for United States federal income tax purposes for the current taxable year and expect to continue our operations in such a manner that we will not be a PFIC. However, this is a factual determination that must be made after the close of each taxable year and therefore is subject to change. We would be a PFIC with respect to you if for any taxable year in which you held our ADSs or shares either (1) 75% or more of our gross income consists of some specified types of "passive" income, such as dividends, interest, rents and royalties, or
(2) the average percentage of its assets (by value) that produce or are held for the production of passive income is at least 50%. If we were to become a PFIC for any taxable year during which you owned our ADSs or shares you (1) would be subject to additional taxes on certain distributions received from us and on any gain realized upon the sale or other dispositions of the ADSs or shares unless you made a mitigating tax election if available and (2) would be required to file an annual information return describing the distributions received from us and any gain realized upon the disposition of a beneficial interest in us. You should consult your own tax advisor regarding the potential application of the PFIC rules to your ownership of ADSs or shares.

     United States Information Reporting and Backup Withholding

     Dividend payments with respect to the ADSs and shares and proceeds from the sale, exchange or redemption of the ADSs and shares paid to U.S. Holders other than some exempt recipients (such as corporations) may be subject to information reporting to the Internal Revenue Service and possible United States backup withholding at 31% rate. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. A U.S. Holder will provide such certification on Internal Revenue Service Form W-9. Shareholders should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

Amounts withheld as backup withholding may be credited against your federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F. Dividends and Paying Agents.

         Not applicable.

G. Statements by Experts.

         Not applicable.

H. Documents on Display.

     Except for the documents listed below, all documents referred to in this annual report were either filed with the Securities and Exchange Commission as exhibits to the registration statement on Form F-1 that became effective on November 8, 2000 or are being filed as exhibits to this annual report on Form 20-F and may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Securities and Exchange Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Securities and Exchange Commission also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of this website is http://www.sec.gov.

     Copies of the our articles of incorporation are available at the office of INFICON Holding AG, Hintergasse 15 B, 7310 Bad Ragaz, Switzerland, and an English translation thereof has been filed with the Securities and Exchange Commission as an exhibit to the registration statement on Form F-1.

     Subsidiary Information.

     Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

     Certain members of our combined group have periodically borrowed funds from Unaxis. If interest rates were to increase by 10%, there would not be a material impact on our results of operations or financial position. We do not expect to have significant outstanding debt during the next fiscal year.

Foreign Exchange Rate Risk

     Approximately 65.3% and 69.0% of our net sales in the years ended December 31, 2000 and 1999, respectively, were recognized through our subsidiaries outside the United States. Our foreign subsidiaries maintain their accounting records in their local currencies. Consequently, period-to-period comparability of our results of operations is affected by fluctuations in exchange rates. We derive a significant portion of our cash flows from foreign-denominated revenue. To the extent the dollar value of foreign-denominated revenue is diminished as a result of a strengthening U.S. dollar, our results of operations and cash flows could be adversely affected.

     The primary currencies to which we have exposure are the Japanese yen, the Swiss franc, the Deutsche mark and the euro. This exposure arises from our sales of inventory among our subsidiaries for resale in local currencies. Consequently, the cash flows from our subsidiaries are affected by exchange rate fluctuations. To reduce the risks associated with foreign currency rate fluctuations, each of our manufacturing facilities in the United States, Germany and Liechtenstein enters into forward exchange contracts on a continuing basis for the purpose of controlling economic risks related to accounts receivable denominated in its local currency, as well as risk related to our probable anticipated, but not firmly committed, transactions. The anticipated transactions whose risks are being hedged are the intercompany purchases of inventory among our various entities for resale in local currency. The time periods of the anticipated transactions that are hedged are generally one year or less.

     We had (gains) and losses from foreign currency transactions and foreign exchange contracts of U.S.$136,000, U.S.$379,000 and U.S.$(167,000) for the years ended December 31, 2000, 1999 and 1998, respectively, which are recorded as "other expense, net". The potential fair value loss for a hypothetical 10% adverse change in forward currency exchange rates on our forward exchange contracts at December 31, 1999 and 2000 would be U.S.$896,000 and U.S.$ 530,000, respectively. This potential loss was estimated by calculating the fair value of the forward exchange contracts at December 31, 1999 and 2000 and comparing that to the calculation using the hypothetical forward currency exchange rates. While we do not enter forward exchange contracts for trading purposes, there can be no assurance that any losses realized on such instruments will be fully offset by gains on the underlying exposure. We plan to continue to use forward exchange contracts in order to mitigate the impact of exchange rate fluctuations.

     We have financial instruments, including cash, receivables, and payables, that are denominated in foreign currencies other than in U.S. dollars. The net asset value of these financial instruments at December 31, 2000 was U.S.$29.6 million. Foreign currency balances are primarily denominated in Deutsche marks, Swiss francs and Japanese yen. Although we generally enter into foreign currency forward contracts, there still exists the risk related to functional currency exchange rate exposures. The result of a uniform 10% strengthening in the value of the dollar relative to the currencies in which our net assets are denominated would result in a decrease in the net equity balance of U.S.$2.7 million and U.S.$12.9 million as of December 31, 1999 and 2000, respectively and a decrease in net income and cash flows of U.S.$562,000 and U.S.$1.5 million for the years ended December 31, 1999 and 2000, respectively.

Item 12. Description of Securities Other Than Equity Securities

     Not applicable.

                                    PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Use of Proceeds

     The registration statement in Form F-1 (Commission File No. 333-12706) which we filed with the Securities and Exchange Commission in connection with our initial public offering became effective on November 8, 2000, the offering date. In our initial public offering, 1,736,000 Inficon shares, with a par value of CHF 10 each, directly or in the form of ADSs, were registered with the Securities and Exchange Commission and sold publicly in Switzerland and the United States and to institutional investors outside of Switzerland and the United States. Of the 1,736,000 shares, 315,000 were sold by us and 1,421,000 by Unaxis. The aggregate price of the offering amount registered and sold was CHF 390,600,000 (U.S.$219,903,963).

     Credit Suisse First Boston (Europe) Limited, Arnhold and S. Bleichroeder, Inc., Credit Suisse First Boston, Zurich, Deutsche Bank AG London, Bank Julius Baer & Co. Ltd., Pictet & Cie and Bank Vontobel AG were the underwriters in our initial public offering.

     From November 8, 2000 to December 31, 2000, the amount of our expenses incurred in connection with our formation and our initial public offering , including underwriting discounts and expenses paid to or for underwriters was U.S.$4,165,000.

     We received net offering proceeds of CHF 63,669,571 (U.S.$35,708,121). In calculating this amount, we already considered the amount of shares purchased by our employees and the amount borrowed from us by our employees under our equity incentive plans described in "Directors, Senior Management and Employees---Share Ownership" above.

     We used our net proceeds of the offering mainly to prepay a note in the principal amount of CHF 50.1 million (U.S.$28.2 million), with a maturity date of April 4, 2001 and bearing interest at the rate of LIBOR plus 0.25%, issued to Unaxis in connection with the reorganization.

     The remainder is being used, together with cash from other sources available to us, for general corporate purposes, including working capital requirements, and potentially, to fund acquisitions.

     We have not received any portion of the proceeds from the sale of shares by Unaxis.

Item 15. [Reserved]

Item 16. [Reserved]

                                    PART III

Item 17. Financial Statements

     We have responded to Item 18 in lieu of responding to this item.

Item 18. Financial Statements

Index to Financial Statements

                                                                     Page Number

1. Audited Financial Statements

Report of Independent Auditors                                              F-2

Consolidated Balance Sheets as of December
31, 1999 and 2000                                                           F-3

Consolidated Statements of Income for the three years in
the period ended December 31, 2000                                          F-4

Consolidated Statements of Stockholders'
Equity for the three years in the period ended
December 31, 2000                                                           F-5

Consolidated Statements of Cash Flows for
the three years in the period ended
December 31, 2000 F-6                                                       F-6

Notes to Consolidated Financial Statements                                  F-7

2. Financial Statement Schedule

Schedule II - Valuation and Qualifying Accounts                             F-23

All other schedules have been omitted as the required information is not applicable or the information is presented in the financial statements or the notes thereto.


Item 19. Exhibits

Index to Exhibits


Exhibit
No.             Description
-------         -----------
 1.1*           Underwriting Agreement
 1.2*           Share Lending Agreement
 2.1*           Master Separation Agreement between Unaxis Holding AG and INFICON Holding AG dated August 31, 2000
 3.1*           Articles of Incorporation of the Registrant (English translation)
 3.2            (INFICON Holding AG, a Swiss Company, is not required to have By-laws under Swiss law)
 4.1**          Deposit Agreement, dated as of  November 8 , 2000, among the Registrant, The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American
                Depositary Receipts, including the form of American Depositary
                Receipt
10.1*           INFICON Leveraged Share Plan
10.2*           INFICON Discounted Share Purchase Plan
10.3.1*         Intercompany Service Agreement between Leybold Vakuum GmbH and INFICON GmbH
10.3.2*         Intercompany Service Agreement between Unaxis Balzers Limited and INFICON Limited
10.3.3*         Intercompany Service Agreement between Leybold Vacuum UK Limited and INFICON Limited
10.3.4*         Intercompany Service Agreement between Leybold Vacuum Japan Co., Ltd and INFICON Co., Ltd.
10.3.5*         Intercompany Service Agreement between Leybold Vacuum Korea Ltd. and INFICON Ltd.
10.3.6*         Intercompany Service Agreement between Unaxis Singapore Pte Ltd and INFICON Pte Ltd.
10.3.7*         Intercompany Service Agreement between Leybold Vacuum Products, Inc. and INFICON, Inc.
10.3.8*         Intercompany Service Agreement between Inficon, Inc. and Leybold Vacuum Products, Inc.


Exhibit
No.             Description
-------         -----------
10.3.9**        Intercompany Service Agreement between Leybold SAS and INFICON SARL
10.3.10         Intercompany Service Agreement between Balzers and Leybold Taiwan, Ltd. and INFICON Ltd.
10.4.1*         Asset Purchase Agreement between Leybold INFICON, Inc. and INFICON, Inc.
10.4.2*         Asset Purchase Agreement between Leybold Vakuum GmbH and INFICON
                GmbH, Cologne (formerly known as Leybold Vakuum Deutschland
                GmbH), including Supplementary Agreement thereto
10.4.3*         Asset Purchase Agreement between Unaxis Balzers Limited and INFICON Limited
10.4.4*         Asset Purchase Agreement between Leybold Vacuum UK Limited and INFICON Limited
10.4.5*         Asset Purchase Agreement between Leybold Vacuum Japan Co., Ltd. And INFICON Co., Ltd.
10.4.6*         Asset Purchase Agreement between Leybold Vacuum Korea Ltd. And INFICON Ltd.
10.4.7*         Asset Purchase Agreement between Unaxis Singapore Pte Ltd and INFICON Pte Ltd
10.4.8*         Asset Purchase Agreement between Balzers and Leybold China Limited and INFICON Limited
10.4.9**        English translation of Asset Purchase Agreement between Leybold SAS and INFICON GmbH, Cologne regarding sales of assets of French subsidiary
10.4.10**       English translation of Asset Purchase Agreement between Leybold SAS and INFICON
                Limited, Liechtenstein regarding sale of assets of French
                subsidiary
10.4.11         Asset Purchase Agreement between Balzers and Leybold Taiwan, Ltd. and INFICON Ltd.
10.5*           Tax Deed between Unaxis Holding AG and INFICON Holding AG
10.6*           Intellectual Property Assignment from Leybold Vakuum GmbH to INFICON GmbH
10.7*           Intellectual Property Assignment from Leybold Inficon, Inc. to INFICON GmbH
10.8*           Intellectual Property Assignment from Unaxis Balzers Limited to INFICON GmbH
10.9*           Ultra Clean License Agreement between Unaxis Balzers Limited and INFICON GmbH, including Side Agreement thereto
10.10*          Intellectual Property License Agreement between INFICON GmbH (Cologne) and INFICON GmbH
10.11*          Intellectual Property License Agreement between INFICON GmbH and INFICON Limited
10.12*          Intellectual Property License Agreement between INFICON GmbH and Unaxis Balzers Limited
10.13*          Intellectual Property License Agreement between INFICON GmbH and INFICON, Inc.
10.14*          Lease Agreement for manufacturing facilities in Cologne, Germany between INFICON GmbH and Balzers and Leybold
                Holding AG with English translation
10.15*          Lease Agreement for manufacturing facilities in Balzers, Liechtenstein between INFICON AG and Balzers AG with
                English translation
10.16*          Employment Agreement between Jim Brissenden and Leybold INFICON Inc.
10.17           Loan Agreement between INFICON Holding AG and Credit Suisse



--------------------------------------------------------------------------------

* Incorporated by Reference to our registration statement on Form F-1 filed with the Securities and Exchange Commission.

** Previously filed as form of agreement.

                               INFICON Holding AG

                        Consolidated Financial Statements

                  Years ended December 31, 1998, 1999 and 2000




Report of Independent Auditors......................................F-2


Consolidated Financial Statements
Consolidated Balance Sheets.........................................F-3
Consolidated Statements of Income...................................F-4
Consolidated Statements of Stockholders' Equity.....................F-5
Consolidated Statements of Cash Flows...............................F-6
Notes to Consolidated Financial Statements..........................F-7

Schedule II - Valuation and Qualifying Accounts ...................F-23

All other schedules have been omitted as the required information is not applicable or the information is presented in the financial statements or the notes thereto.

                         Report of Independent Auditors



Board of Directors
INFICON Holding AG

We have audited the accompanying consolidated balance sheets of INFICON Holding AG (formerly Inficon) as of December 31, 1999 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. Our audits also included the financial statement schedule listed in the Index at Item 8. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of INFICON Holding AG at December 31, 1999 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



                                                            /s/Ernst & Young LLP

Buffalo, New York
February 23, 2001

                                            INFICON Holding AG

                                       Consolidated Balance Sheets
                                       (U.S. Dollars in Thousands)


                                                              December 31
                                                         1999             2000
                                                         ----             ----
Assets
Current assets:
     Cash and cash equivalents                         $    490        $ 28,700
     Trade accounts receivable, net                      18,536          30,972
     Accounts receivable-affiliate                        2,608           5,721
     Inventories                                         19,986          22,218
     Other current assets                                   718           7,620
                                                       --------         --------
Total current assets                                     42,338          95,231
                                                       ========         ========
Property, plant and equipment, net                      12,551           13,941
Deferred income taxes                                       --           40,777
Other assets                                             1,309            1,121
                                                       --------         --------
Total assets                                           $ 56,198        $151,070

Liabilities and stockholders' equity
Current liabilities:
     Trade accounts payable, net                       $  3,731        $  9,632
     Accounts payable-affiliate                              --          18,354
     Accrued liabilities                                  7,871          10,341
     Income taxes payable                                 1,017           3,343
                                                       --------         --------
Total current liabilities                                12,619          41,670


Deferred income taxes                                     1,019              --
Long-term debt                                               --             869
Accrued pension benefits                                    977              --
Other liabilities                                           233              --
Stockholders' equity:
     Common stock (2,770,000 shares authorized;
       2,315,000 shares issued; par
       value CHF 10 (U.S.$5.63)                              --          13,033
     Additional paid-in capital                              --          95,531
     Notes receivable from officers                          --          (1,307)
     Retained earnings                                       --           5,273
     Accumulated other comprehensive loss                (4,458)         (1,999)
                                                       --------         --------
     Advances from Unaxis Holding AG                     45,818              --
                                                       --------         --------
Total stockholders' equity                               41,360         108,531
                                                       --------         --------
Total liabilities and stockholders' equity             $ 56,198        $151,070

                               INFICON Holding AG

                        Consolidated Statements of Income
              (U.S. Dollars in thousands, except per share amounts)


                                                    Year ended December 31
                                                1998         1999          2000
                                            ------------------------------------

Net sales                                     $118,321     $129,992     $169,976

Cost of sales                                   61,562       69,243       83,231
                                            ------------------------------------
Gross profit                                    56,759       60,749       86,745


Research and development                        12,970       11,523       11,037
Selling, general and administrative             38,995       38,332       41,889
                                            ------------------------------------
Income from operations                           4,794       10,894       33,819


Interest expense, net                              130          130          292

Other expense, net                                 732          804        1,854
                                            ------------------------------------

Income before income taxes                       3,932        9,960       31,673


Provision for income taxes                          21        2,584        8,742
                                            ------------------------------------

Net income                                    $  3,911     $  7,376     $ 22,931
                                            ====================================

Basic net income per share                    $   1.95     $   3.69     $  11.21

Diluted net income per share                  $   1.95     $   3.68     $  11.21

See notes to consolidated financial statements.

                                               INFICON Holding AG

                               Consolidated Statements of Stockholders' Equity
                                           (U.S. Dollars in thousands)

                                                                             Note                         Accumulated
                                                              Additional Receivable             Advances     Other        Total
                                                     Common   Paid-in       From     Retained   to/from  Comprehensive Stockholders'
                                                     Stock    Capital     Officers   Earnings    Unaxis      Loss          Equity
                                                   ----------------------------------------------------------------------------
Balance at January 1, 1998                                                                    $ 53,920    $ (3,013)    $ 50,907
       Net income                                                                                3,911        --          3,911
       Other comprehensive income, net of tax:
        Foreign currency translation adjustments                                                    --       2,446        2,446
                                                                                                                      ---------
       Total comprehensive income                                                                                         6,357
       Net transactions with Unaxis                                                            (10,213)       --        (10,213)
                                                   ----------------------------------------------------------------------------
Balance at December 31, 1998                                                                    47,618        (567)      47,051
       Net income                                                                                7,376        --          7,376
       Other comprehensive income, net of tax:
        Foreign currency translation adjustments                                                            (3,891)      (3,891)
                                                                                                                      ---------
       Total comprehensive income                                                                                         3,485
       Net transactions with Unaxis                                                             (9,176)       --         (9,176)
                                                   ---------------------------------------------------------------------------
Balance at December 31, 1999                                                                    45,818      (4,458)      41,360

       Net income                                                                    5,273      17,658        --         22,931
       Other comprehensive income, net of tax:
        Foreign currency translation adjustments                                                             2,459        2,459
                                                                                                                      ---------
       Total comprehensive income                                                                                        25,390
       Net transactions with Unaxis                                                             (5,138)                  (5,138)
       Reclass upon reorganization of Company        11,260     18,886                         (30,146)       --             --
       Initial public offering                        1,773     33,935                                                   35,708
       Payment to Unaxis from IPO proceeds                                                     (28,192)       --        (28,192)
       Issuance of stock for promissory notes                              (1,371)                                       (1,371)
       Payments on promissory notes                                           122                                           122
       Foreign currency revaluation of notes                                  (58)                                          (58)
       Deferred tax                                             40,710                                                   40,710
                                                   ----------------------------------------------------------------------------
Balance at December 31, 2000                       $ 13,033   $ 93,531    $(1,307)   $  5,273   $ --      $(1,999)     $108,531
                                                   ============================================================================

See notes to consolidated financial statements.

                               INFICON Holding AG

                      Consolidated Statements of Cash Flows
                           (U.S. Dollars in thousands)

                                                                                           Year ended December 31
                                                                                       1998         1999       2000
                                                                                     ----------------------------------
Cash flows from operating activities:
  Net income                                                                        $  3,911      $  7,376   $ 22,931
  Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization of property, plant and equipment                      2,958         4,049      3,565
         Gain on disposal of property, plant and equipment                              (130)         (310)         -
         Deferred taxes                                                                  216          (198)       625
         Changes in operating assets and liabilities:
           Trade accounts receivable                                                   2,497         (1,803)  (16,139)
           Inventories                                                                  (581)         2,699    (2,535)
           Other assets                                                                  163            (68)   (5,975)
           Accounts payable                                                             (397)           876    12,632
           Accrued liabilities                                                         1,715          2,041     3,322
          Income taxes payable                                                        (1,641)            22     2,345
           Other liabilities                                                           1,976         (1,547)   (1,048)
           Accrued pension benefits                                                    2,251              3      (977)
                                                                                --------------------------------------
Net cash provided by operating activities                                             12,938         13,140    18,746

Cash flows from investing activities:
     Purchases of property, plant and equipment                                       (3,773)        (3,289)   (4,853)
     Proceeds from sale of property, plant and equipment                                 284            437         -
                                                                                --------------------------------------
Net cash used in investing activities                                                 (3,489)        (2,852)   (4,853)

Cash flows from financing activities:
     Advances from Unaxis for reorganization                                               -              -    11,789
     Proceeds from IPO                                                                     -              -    34,459
     Payment to Unaxis from IPO proceeds                                                   -              -   (28,192)
     Net advances to Unaxis                                                          (10,213)        (9,176)   (5,138)
                                                                                --------------------------------------
Net cash (used in) provided by financing activities                                  (10,213)        (9,176)   12,918
                                                                                --------------------------------------
Effect of exchange rate changes on cash and cash equivalents                             989           (916)    1,399
                                                                                --------------------------------------
Increase in cash and cash equivalents                                                    225            196    28,210
Cash and cash equivalents at beginning of period                                          69            294       490
                                                                                --------------------------------------
Cash and cash equivalents at end of period                                           $   294        $   490    28,700
                                                                                ======================================


See notes to consolidated financial statements.

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999
                 (U.S.$ in thousands, except per share amounts)


1. Description of Business

         INFICON Holding AG (INFICON or the "Company") is a leading developer, manufacturer and supplier of vacuum instrumentation to semiconductor and other industries worldwide. The Company's products include in situ analyzers, ultra clean processing equipment, leak detectors and vacuum measurement and component products. INFICON is subject to risks common to companies in the semiconductor industry including, but not limited to, the highly cyclical nature of the semiconductor industry leading to recurring periods of oversupply, development by INFICON or its competitors of technological innovations, dependence on key personnel and the protection of proprietary technology.

         Prior to the reorganization and public offering in November 2000, INFICON represented the Instrumentation business of its parent company, Unaxis Holding AG (Unaxis). In the first quarter of 2000, Unaxis announced its intent to reorganize the operations of the Instrumentation Group into a new company, and sell a portion of the reorganized business to the public. Immediately prior to the reorganization and public offering, Unaxis transferred the Instrumentation Group to a newly formed corporation, INFICON Holding AG. The consolidated financial statements of the Company represent the assets, liabilities, and operations of the business units which Unaxis transferred. The financial statements represent the combined operations of these business units which operated as a division of Unaxis prior to the asset transfer and the consolidated operations of the Company and its wholly-owned subsidiaries after the reorganization. INFICON has operations in the United States, Liechtenstein, Germany, Finland, Japan, United Kingdom, France, Korea, Singapore, Taiwan, and China. Prior to the reorganization, these operations were divisions of wholly-owned subsidiaries of Unaxis.

         The consolidated financial statements for the period prior to the asset transfer include expenses (primarily corporate expenses) based on an allocation of the overall expense of Unaxis. Unaxis' historical cost basis of assets and liabilities has been reflected in the Company's financial statements. The consolidated financial statements for 2000, included herein, reflect the changes that occurred in the capitalization and public offering of INFICON as a result of, or after, the reorganization.

2. Summary of Significant Accounting Policies

Consolidation

         The consolidated financial statements include the accounts of the Company and it's wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in the consolidation. Prior to the reorganization, the financial statements include the accounts of each of the business units encompassing the Instrumentation Group.

Revenue Recognition

         The Company recognizes revenue upon the transfer of title which is generally upon shipment. When customer's acceptance is required, revenue is not recognized until the customer's acceptance is received. The Company accrues for anticipated returns and warranty costs upon shipment.

Cash and Cash Equivalents

         All highly-liquid investments with an original maturity of three months or less at the date of purchase are considered to be cash equivalents.

Trade Accounts Receivable

         Trade accounts receivable are shown net of allowances for doubtful accounts of U.S. $664 and U.S. $1,154 at December 31, 1999 and 2000, respectively. The Company markets its products to a diverse customer base globally. Trade credit is extended based upon evaluation of each customer's ability to perform its obligations, these evaluations are updated periodically and the Company generally does not require collateral.

Inventories

         Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out method.

Income Taxes

         Deferred taxes result from the temporary differences in the carrying value of assets and liabilities for financial and tax reporting purposes.

Property, Plant and Equipment

         Property, plant and equipment are stated at cost. Expenditures for major renewals and betterments that extend the useful lives of property, plant and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized in earnings.

         Depreciation is provided on the straight-line method over the estimated useful lives of 20 years for buildings and three to five years for machinery and equipment.

Intangible Assets

         The costs of identified intangible assets and goodwill are generally amortized on a straight-line basis over five years. Other assets are shown net of accumulated amortization of U.S. $1,979, and U.S. $2,613 at December 31, 1999 and 2000, respectively. The Company periodically reviews goodwill to evaluate whether changes have occurred that would suggest goodwill may be impaired based on the estimated undiscounted cash flows of the asset to which goodwill relates over the remaining amortization period. If this review indicates that the remaining useful life of goodwill requires revision or that the goodwill is not recoverable, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows on a discounted basis. Other intangible assets are also evaluated periodically for impairment using undiscounted cash flows over the remaining useful life of the respective asset. If this review indicates that the remaining useful life of the respective intangible asset requires revision, the carrying amount of the asset is reduced by the estimated shortfall of cash flows on a discounted basis. In 1999, the Company recorded an impairment loss, in the semiconductor vacuum instrumentation segment, of U.S. $522 in selling, general and administrative expenses, to write down the value of goodwill and patents related to the acquisition of Low Entropy Systems to its fair value. This determination was made as a result of the product having low actual and projected sales.


Research and Development

         Research and development costs are expensed as incurred.

Advertising Costs

         Advertising costs (U.S. $2,173 in 1998, U.S. $2,245 in 1999, and U.S. $2,360 in 2000) are expensed as incurred.

Foreign Currency Translation

         The functional currency of the Company's foreign subsidiaries is the applicable local currency. For those subsidiaries, assets and liabilities are translated to U.S. dollars at year-end exchange rates. Income and expense accounts are translated at the average exchange rates prevailing for the year. The resulting translation adjustments are included in accumulated other comprehensive loss in consolidated stockholders' equity. Gains and losses from foreign currency transactions are reported in other expense, net. The Company's shares are registered on the public exchanges in the United States and Switzerland. Therefore, in the future, dividends may be declared in the currency of either country.

Recent Accounting Pronouncements

         In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138 ("FASB 138"), Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment to FASB Statement No. 133 ("FASB 133"). FASB 138 addresses a limited number of issues causing implementation difficulties for companies that are required to apply FASB 133. FASB 133, as amended by FASB Statement No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the effective date of FASB Statement No. 133, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company is required to adopt the new FASB on January 1, 2001. The Company believes that FASB 133 and FASB 138 will not have a material impact on its financial position, results of operations or cash flows.

         In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition." SAB 101 summarizes the staff's view in applying generally accepted accounting principles to revenue recognition. The application of the guidance in SAB 101 was implemented in fiscal year 2000. The implementation did not have a material impact to the Company's consolidated income, financial position, or cash flows.

Use of Estimates

         The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Management believes the estimates are reasonable.

Restructuring Charge

         During 1998, the Company announced a restructuring which resulted in the relocation of manufacturing operations from Cologne, Germany to Balzers, Liechtenstein. In connection with the restructuring, head count reductions of 60 individuals were made in Germany. The Company recorded a restructuring charge primarily for severance payments of approximately U.S. $1,400. These severance payments were made primarily in 1998. As of December 31, 1999, all severance payments related to the restructuring had been paid.

Software Cost

         Prior to 1999, the Company's policy was to expense all costs incurred in the development and implementation of software for internal use. Effective January 1, 1999, the Company adopted SOP 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use" and began to capitalize the cost of software obtained for internal use and to amortize such costs over their estimated life. Such adoption did not have a material effect on the Company's consolidated financial statements for 1999 or 2000.

         Reclassification


         Certain reclassifications have been made to prior years' financial statements to conform to the 2000 presentation.

3. Inventories

    Inventories consist of the following (U.S. $ in thousands):

                                                           December 31
                                                    1999                 2000
                                           ------------------------------------

      Raw material                         $       11,842       $       12,254
      Work-in-process                               2,644                2,383
      Finished goods                                5,500                7,581
                                          ----------------- -------------------
                                           $       19,986       $       22,218
                                          ====================================

4. Property, Plant and Equipment

     The components of property, plant and equipment consist of the following (U.S. $ in thousands):

                                                           December 31
                                                    1999                 2000
                                           ------------------------------------

     Land                                  $          310       $          310
     Buildings and improvements                     7,711                9,601
     Machinery and equipment                       19,035               19,337
                                           ------------------------------------
                                                   27,056               29,248
    Less accumulated depreciation                  14,505               15,307
                                           ------------------------------------
                                                   12,551       $       13,941
                                           ====================================

5. Accrued Liabilities

         The components of accrued liabilities were as follows (U.S. $ in thousands):

                                                              December 31
                                                         1999             2000
                                                   -----------------------------

Salaries, wages and related costs                     $  3,296        $   3,982
Warranty                                                 1,770            1,711
Commission payable                                         431              334
Acquisition costs                                          313                -
Pension and other retiree benefit plan contributions       200            2,159
Foreign exchange contracts                                 521               59
Sales tax payable                                          190              233
Deferred revenue                                           140               67
Other current liabilities                                1,010            1,796
                                                   -----------------------------
                                                      $  7,871        $   10,341
                                                   ============================

         6. Long-Term Debt

         The Company entered into a U.S $30.0 million working capital financing arrangement with Credit Suisse on November 23, 2000. The financing arrangement can be either in the form of a current account overdraft facility, fixed advances with a maximum maturity of twelve months, bid/advance payment/performance bonds, issuance of letters of credit, or as margin coverage for foreign exchange forward transactions. The interest rates for the overdraft facility are a fixed rate of 9% for loans in U.S. dollars and 7.75% for loans in Euro dollars, and 5.25% for loans in Swiss Francs. The Company paid an initial fee of 0.125% upon closing of the agreement and will be charged a quarterly fee of 0.25% on the current overdraft facility and a commitment fee of 0.1% per annum on the entire facility amount, payable quarterly in arrears, which latter amount will be deducted on payable interest and letter of credit fees on all utilizations under the credit facility. The working capital financing arrangement expires on November 23, 2001 and has an automatic extension for one year. The Company has a stand-by letter of credit outstanding under the financing arrangement as of December 31, 2000 for U.S.$ 812. The total amount unused under the facility as of December 31, 2000 was U.S. $29.2 million.

         On December 18, 2000, the Company entered into a term loan agreement with a bank. Principal is payable in equal monthly installments of U.S. $35 through December 18, 2002. The loan is guaranteed by a local bank through December 18, 2001. Interest is payable monthly at an interest rate of the Euribor 3 month rate plus .4%. The outstanding balance as of December 31, 2000 was U.S. $869.

7. Related Party Transactions

         The financial statements include transactions with Unaxis for the years ended December 31, 1998, 1999 and 2000. The Company made net cash advances to Unaxis on a consolidated basis of U.S. ($10,213), U.S. ($9,176), and U.S. ($5,138) for the years ended December 31, 1998, 1999, and 2000, respectively. Prior to the reorganization, INFICON participated in Unaxis' centralized cash management system. Cash receipts in excess of cash requirements were transferred to Unaxis. Certain members of the consolidated group were periodically advanced funds by Unaxis. These transactions with Unaxis were interest bearing at a rate of approximately 7% and the net advances fluctuated on a daily basis. Interest expense on Unaxis' advances was U.S. $138, U.S $137, and U.S $350 for fiscal years 1998, 1999, and 2000, respectively.

         The Company incurred corporate general and administrative expenses of U.S. $6,091, U.S. $5,925 and U.S. $5,946 for the fiscal years 1998, 1999, and
2000, respectively. These charges represent allocations for expenses incurred by Unaxis on the Company's behalf including costs for occupancy, finance, legal, tax, information technology and human resources functions. The amounts primarily allocated based on net sales, which management believes to be reasonable. Effective January 1, 2000 and through the date of the reorganization, Unaxis began to charge the Company an additional fee based on third party sales which amounted to U.S. $1,261 for the year ended December 31, 2000. INFICON and Unaxis have entered into agreements providing for the separation of the companies and governing various relationships for separating employee benefits and tax obligations, indemnification and transition services. The Company leases buildings from Unaxis and Unaxis subsidiaries. The leases are for U.S. $160 per month and are due to expire in December 2001 and 2010. Rent expense, which is included in the above corporate charges, under such operating leases was U.S. $1,963, U.S. $1,902, and U.S. $1,557 for the years ended December 31, 1998,
1999, and 2000, respectively.

         Net sales include U.S. $26,753, U.S. $22,965, and U.S. $26,348 of sales to Unaxis subsidiaries for the fiscal years ended December 31, 1998, 1999, and 2000, respectively. There was a receivable of U.S. $2,608 and U.S. $5,721 at year-end 1999 and 2000, respectively from Unaxis subsidiaries.

8. Financial Instruments and Risk Management

Fair Values of Financial Instruments

         The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

         Cash and equivalents: The carrying amount reported in the balance sheet for cash and equivalents approximates its fair value.

         Foreign currency exchange contracts: The Company uses forward exchange contracts in an effort to reduce its exposure to currency fluctuations on future local currency cash flows derived from foreign currency denominated sales associated with the intercompany purchases of inventory. The Company has entered into forward exchange contracts to hedge a portion of its probable anticipated, but not firmly committed transactions. The anticipated transactions whose risks are being hedged are the intercompany purchases of inventory by the foreign subsidiaries from the manufacturing locations in Germany, Liechtenstein and the United States for resale in their local currency. The Company has also used forward exchange contracts to hedge firm commitments. Realized and unrealized gains and losses on forward exchange contracts that qualify for hedge accounting are recognized in earnings in the same period as the underlying hedged item. Realized and unrealized gains and losses on forward exchange contracts that do not qualify for hedge accounting are recognized immediately in earnings. The Company had (gains) and losses from foreign currency transactions and foreign exchange contracts of U.S. ($167), U.S. $379, and U.S. $136 for fiscal years 1998, 1999, and 2000, respectively, which are recorded in other expense. The forward exchange contracts have maturities that coincide with the settlement dates of the related transactions and do not exceed one year. The exchange rates are agreed to at the inception of the contracts. The aggregate contract value of agreements to sell foreign currencies in exchange for U.S. dollars was U.S. $696 and U.S. $0 at December 31, 1999 and 2000, respectively. The aggregate value of contracts for the sale of U.S. dollars in exchange for foreign currencies was U.S. $5,240 and U.S. $3,900 at December 31, 1999 and 2000, respectively. The aggregate value of contracts for the exchange of other foreign currencies was U.S. $2,874 and U.S. $1,404 at December 31, 1999 and 2000, respectively. The fair values of these contracts, representing the difference between the contract values and the estimated settlement values based on the quoted market prices of comparable contracts were a net (liability) asset of approximately U.S. ($475) and U.S. $476 at December 31, 1999 and 2000, respectively. The Company has recorded expense (income) of U.S. $521 and U.S. ($430) in 1999 and 2000, respectively, since the contracts were not related to a hedge of a firm commitment. The Company does not enter into forward exchange contracts for trading purposes.

Concentrations of Credit Risk

         The Company's significant concentrations of credit risk consist principally of cash and cash investments, forward exchange contracts, and trade accounts receivable. The Company maintains cash and cash equivalents with financial institutions. The Company places forward currency contracts with high credit-quality financial institutions in order to minimize credit risk exposure. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of diverse and geographically dispersed customers. Credit is extended for all customers based on financial condition and collateral is not required.

9. Operating Leases

         The Company leases some of its facilities and machinery and equipment under operating leases, from Unaxis and third parties, expiring in years 2001 through 2010. Generally, the facility leases require the Company to pay maintenance, insurance and real estate taxes.

     Rental expense under operating leases totaled U.S. $3,004, U.S. $2,932, and U.S. $2,438 for the years ended December 31, 1998, 1999, and 2000, respectively.

     Minimum lease payments under operating leases are as follows:

                                                    (U.S. $ in thousands)
                     2001                                 $        2,761
                     2002                                          3,026
                     2003                                          2,659
                     2004                                          2,465
                     2005                                          2,403

10. Supplemental Cash Flow Information

         Cash payments for income taxes were U.S. $772, U.S. $961, and U.S. $1,594 for 1998, 1999, and 2000, respectively. Interest payments were U.S. $102, U.S. $92, and $16 in 1998, 1999, and 2000, respectively.

11. Income Taxes

         Prior to the reorganization in 2000, INFICON was included in the consolidated tax returns of its parent. The provision for income taxes was calculated as if INFICON had filed separate income tax returns. For financial reporting purposes, income before income taxes included the following:

                                        1998            1999            2000
                               ------------------------------------------------
                                                (U.S. $ in thousands)
United States                     $     1,080     $     3,704   $      12,689
Foreign                                 2,852           6,256          18,984
                               ------------------------------------------------
Total                             $     3,932     $     9,960   $      31,673
                               ================================================

         Provisions (benefits) for income taxes included the following:

                                       1998             1999            2000
                              -------------------------------------------------
                                                 (U.S. $ in thousands)
Current:
   Federal                       $       558     $     1,825      $     4,770
   State                                 116             430            1,010
   Foreign                              (869)            527            2,337
                              -------------------------------------------------
                                        (195)          2,782            8,117
Deferred:
   Federal                               (72)           (439)            (503)
   Foreign                               288             241            1,128
                              -------------------------------------------------
                                         216            (198)             625
                              -------------------------------------------------
Provision for income taxes       $        21     $     2,584      $     8,742
                              =================================================

         The differences between the United States federal statutory income tax rate and the Company's effective tax rate were as follows:

                                           1998          1999           2000
                                   --------------------------------------------
U.S. federal statutory rate                   34.0%         34.0%         34.0%
Effect of permanent differences                3.5%          2.4%          1.0%
Effect of foreign subsidiaries
with different tax rates                     (47.8%)       (14.4%)        (8.7%)
State taxes, net of federal benefit            2.1%          2.9%          2.0%
Other                                          8.7%          1.0%         (0.7%)
                                   --------------------------------------------
Effective tax rate                             0.5%         25.9%         27.6%
                                   ============================================

         Deferred tax assets and liabilities were comprised of the following:

                                         1998            1999           2000
                                         --------------------------------------
                                               (U.S.$ in thousands)

Deferred tax assets:
   Accrued liabilities                   $  839         $   914       $  1,164
   Tax credit and loss carryforwards         --              --          1,030
   Basis differences/ intangible assets      --              --         39,735
   Inventory                                 --              --            622
   Deferred revenue and other               266             284            264
                                          -------------------------------------
Total deferred tax assets                 1,105           1,198         42,815

Deferred tax liabilities:
   Accrued employee benefits              1,118           1,237            118
   Property, plant and equipment          1,282           1,065          1,216
   Foreign exchange contracts                --              --            653
   Other                                    (41)            (85)            51
                                         --------------------------------------
Total deferred tax liabilities            2,359           2,217          2,038
                                         --------------------------------------
Net deferred tax (liability) asset      $(1,254)       $ (1,019)      $  40,777
                                        =======================================

         During the year ended December 31, 2000, Unaxis Holding AG transferred the assets and liabilities of various Inficon subsidiaries to newly created legal entities that are wholly-owned by Inficon Holding AG. For income tax purposes, the asset transfer was considered a taxable transaction creating a new income tax basis of the assets and liabilities transferred. The transaction resulted in a basis difference of approximately U.S. $101,905 which will be deductible for tax purposes over various periods, no longer than 15 years. As a result, a deferred tax asset of U.S. $40,710 related to the basis difference has been recorded with a corresponding credit in stockholders' equity. The transaction is considered a non-cash event for purposes of the statement of cash flows.

12. Employee Benefit Plans

         Certain INFICON employees (primarily United States, Liechtenstein and Germany) participate in the contributory and noncontributory defined benefit plans sponsored by Unaxis. Benefits under the defined benefit plan are generally based on years of service and or final average pay. Unaxis funds the pension plans in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code in the United States and in accordance with local regulations in foreign countries. As part of the reorganization, INFICON assumed the existing defined benefit plan obligations for all of INFICON's employees. Unaxis will transfer the related portion of the pension plan assets.

     INFICON also participates in U.S. and foreign defined contribution plans, sponsored by Unaxis and maintained for substantially all of its employees. The costs associated with these plans were U.S. $829, U.S. $843, and U.S. $1,053 in 1998, 1999, and 2000, respectively. INFICON has established its own defined contribution plans subsequent to the reorganization.

         The following tables show reconciliations of defined benefit pension plans as of December 31, 1998, 1999 and 2000:

                                                   Pension Benefits
                                         --------------------------------------
                                             1998          1999        2000
                                         --------------------------------------
                                               (U.S.$ in thousands)
Change in benefit obligation
Benefit obligation, January 1            $  27,644     $  32,398     $ 30,729
Service cost                                 2,040         1,920        1,954
Interest cost                                1,505         1,491        1,482
Allocation of surplus to participants           --            --          750
Actuarial losses (gains)                     1,557          (197)        (983)
Benefits paid                               (1,726)       (1,203)        (350)
Foreign currency translation adjustments     1,378        (3,680)        (473)
                                         --------------------------------------
Benefit obligation, December 31          $  32,398     $  30,729     $ 33,109
                                         ======================================
Change in plan assets
Fair value of plan assets, January 1     $  26,766     $  31,068     $  31,036
Actual return on plan assets                 2,807         3,030         1,087
Company contributions                        1,340         1,136         1,182
Participants' contributions                    657           589           629
Benefits paid                               (1,804)       (1,280)         (435)
Foreign currency translation adjustments     1,302        (3,507)         (289)
                                         --------------------------------------
Fair value of plan assets, December 31   $  31,068     $  31,036     $  33,210
                                         ======================================

                                               1998       1999        2000
                                           ------------------------------------
                                               (U.S.$ in thousands)
Reconciliation of funded status
Funded status                              $ (1,330)  $    307     $  (101)
Unrecognized prior service benefit              (45)       (36)        (28)
Unrecognized net transition asset              (148)      (109)        (70)
Unrecognized actuarial (gains) losses          (590)    (1,139)         461
                                           ------------------------------------
(Accrued) prepaid benefit costs            $ (2,113)  $   (977)    $    262
                                           ====================================

Weighted average assumptions as of December 31
Discount rate                                     5.8%       6.1%        6.1%
Expected return on plan assets                    6.5%       6.5%        6.5%
Rate of compensation increase                     4.0%       3.5%        3.8%

         The following table summarizes the components of the net periodic benefit costs for defined benefit pension plans for the periods ended December 31, 1998, 1999 and 2000:


                                           1998            1999           2000
                                       ----------------------------------------
                                                    (U.S. $ in thousands)

Service cost                           $  2,040      $    1,920      $   1,954
Interest cost                             1,505           1,491          1,482
Expected return on plan assets           (1,626)         (1,614)        (1,697)
Amortization of prior service benefit       (10)            (10)           (10)
Amortization of transition asset            (39)            (39)           (39)
Amortization of (gain) loss                  18              58             37
                                      -----------------------------------------
Net periodic benefit cost              $  1,888      $    1,806     $    1,727
                                      =========================================

         The amounts applicable to the Company's pension plans with accumulated benefit obligations in excess of plan assets at December 31, 1998, 1999 and 2000 were as follows:

                                           1998           1999           2000
                                  ---------------------------------------------
                                                 (U.S. $ in thousands)

Projected benefit obligation         $    4,610     $    3,668     $    2,635
Accumulated benefit obligation            3,763          3,069          1,933
Fair value of plan assets                    --             --             --

         The Company maintains bonus and profit sharing plans which provides cash awards to key employees, based upon operating results and employee performance. Bonus expense to key employees was U.S. $1,087, U.S. $1,075, and U.S. $2,386, for the years ended December 31, 1998, 1999, and 2000, respectively.

Deferred Compensation and Supplemental Executive Retirement Plan

         The Company has a deferred compensation and a Supplemental Executive Retirement Plan (SERP) that covers certain executives. The deferred compensation plan provides that participants may defer up to 15% of their base compensation and/or up to 100% of any performance bonus. Participants in this plan are fully vested in all amounts paid into the plan.

         One executive participates in the Supplemental Executive Retirement Plan. In order to participate in the plan, the individual must defer a percentage of their base salary to the Plan. The Company contributes an actuarial determined portion into the Plan each year. The Company contribution was U.S. $84, U.S. $85, and U.S. $73 for the years ended December 31, 1998, 1999, and 2000, respectively. Upon termination of employment, the individual will receive a single sum amount based upon age at the date of termination and reduced by benefits payable under other Inficon qualified retirement plans and benefits payable pursuant to social security, and any debts or amounts that are owed to the Company by the individual.

13. Equity

Share Capital

         Inficon Holding AG was incorporated on August 2, 2000 with an initial share capital of U.S. $56 in exchange for 10,000 fully paid-up registered shares with a par value of CHF 10 (U.S.$5.63) per share. The Company issued 1,990,000 fully paid-up registered shares with a par value of CHF 10 per share to Unaxis in exchange for the contribution to the Company by Unaxis of the subsidiaries engaged in the Instrumentation business.

         On November 6, 2000, the Board of Directors, by resolution, determined to issue an additional 315,000 registered shares at a par value of CHF 10 (U.S. $5.63) per share. Unaxis waived its preemptive right to subscribe for these shares.

         On November 9, 2000, the Company completed an initial public offering in which it sold 315,000 registered shares of common stock at a price of CHF 225 (U.S. $126.58) per share. The Company received net proceeds of approximately $35,708 after underwriting discounts and other issuance costs of approximately $4,165. Following the offering, Unaxis retained an ownership of approximately 19.5% in Inficon Holding AG.

         The shares are registered shares with a par value of CHF 10 per share. The shares are fully paid-up and non-assessable. Each share carries one vote at the Company's shareholders' meeting. Voting rights may be exercised only after a shareholder has been recorded in the share register as a shareholder with voting rights.

         Under the Swiss Code of Obligations, the shareholders may decide on an increase of the share capital in a specified aggregate par value up to 50% of the existing share capital in the form of authorized capital to be used at the discretion of the Board of Directors. The Board of Directors is authorized to issue at any time until October 19, 2002 up to 340,000 shares of par value CHF 10 per share. Such issuance may be made by full underwriting or in partial amounts. The Board of Directors is authorized to determine the issue price, period of dividend entitlement and the form of the contribution upon the issuance of the shares. In addition, the Board of Directors approved conditional capital in the amount 115,000 shares which shall be issued upon the exercise of option rights which some employees and members of the Board of Directors will be granted pursuant to the Employee Incentive Plan. The Board of Directors will regulate the details of the issuance.

Share Purchase Plan

         In connection with the initial public offering, the Company offered employees the opportunity to participate in one of two equity purchase programs. The two programs are the leveraged share plan and the discounted share purchase plan.

         Leveraged Share Plan - The leveraged share plan was available to three tiers of employees: the Chief Executive Officer, other executive officers and key employees. Depending on an eligible employee's tier, an eligible employee may have purchased shares in the offering for a total purchase price between U.S. $22,500 and U.S. $562,500. Approximately 56 employees participated in the leveraged share plan purchasing either ADRs or shares totaling 38,109 and 19,872, respectively. Each ADR represents one-tenth of one share (or a right to receive one-tenth of one share). These ADRs and shares issued to employees under the leveraged share plan are included in the 315,000 shares offered by the Company as part of the initial public offering.

         The shares purchased under the leveraged share plan may not be transferred or sold until the fourth anniversary of the closing of the offering. The plan includes specific requirements for employees who are terminated prior to the fourth anniversary of the closing of the offering.

         Discounted Share Purchase Plan - The discounted share purchase plan was offered to employees who are not eligible to participate in the leveraged share plan. Under this plan, eligible persons were offered the opportunity to purchase shares on the closing of the offering at a 30% discount to the offer price. Each employee was entitled to purchase up to $8,439 worth of shares in the offering at a 30% discount. Employees who participated in the discounted share purchase plan purchased either ADRs or shares totaling 26,011 and 7,166, respectively. The ADRs and shares issued under the discounted share purchase plan are included in the 315,000 shares offered by the Company as part of the initial public offering. The 30% discount was treated as compensation.

         None of the shares purchased in the offering may be transferred or sold until the second anniversary from the date of the closing of the offering, after which date they may be either retained or sold. The plan includes specific requirements for employees who are terminated prior to the second anniversary from the date of closing.

Notes Receivable from Officers

         In November 2000, certain officers and key employees purchased 16,480 shares of common stock and paid the exercise price by issuing cash plus full recourse promissory notes, denominated in U.S. Dollars, Swiss Francs, or Deutsche Marks, to the Company totaling U.S. $1,371. As of December 31, 2000, there are approximately U.S. $1,307 outstanding on the notes. The remaining notes, which have been offset against stockholders' equity for financial statement presentation, are due in November 2007 and bears interest at 6.10%, payable semi-annually.

14. Stock Option Plan

         Under the Company's Leveraged of Share Plan, the aggregate amount of shares that may be issued in the form of incentive stock options is 155,555 shares. All options are granted at prices equal to 100% of the market value of the common stock at the date of grant.

         The options are non-transferable and expire on the seventh anniversary of the date of grant. Fifty percent of the options vest and become exercisable on the second anniversary of the date of the grant. The remaining 50% of the options will vest and become exercisable on the third anniversary of the date of grant. The plan includes specific requirements for employees who are terminated prior to exercising their options or prior to the options becoming vested. The Company has issued options to purchase 118,415 shares.

         The following is a summary of option transactions under both Plans:

                                                Shares          Price Range
                                              ---------         -----------

         Outstanding December 31, 1999              -                     -

         Granted                               118,415          U.S.$126.58

         Exercised                                   -                    -
                                              --------

         Outstanding December 31, 2000         118,415          U.S.$126.58

         Exercisable at December 31, 2000:           -                    -


         The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FAS No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

         Pro forma information regarding net income is required by FAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk free interest rate of 6.25% for 2000; a dividend yield of 0% for 2000; volatility factors of the expected market price of the Company's common stock of .767 for 2000; and a weighted average expected life of the options of 5 years. The weighted average exercise price and remaining contractual life of these options were U.S.$126.58 and 7 years, respectively, as of December 31, 2000.

         The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

(U.S. $ in thousands, except per share amounts)          2000
                                                       ---------

Pro forma net income                                   $22,595

Pro forma net income per share                          $11.04

15. Business Segments

         INFICON is a global supplier of instrumentation for analysis, monitoring and control in the vacuum, semiconductor, refrigeration, and automotive markets, with headquarters and manufacturing facilities in the United States, and administrative offices and manufacturing in the United States, Germany, and Liechtenstein, in addition to sales and service locations worldwide. INFICON operates in two primary business segments: Semiconductor Vacuum Instrumentation, and General Vacuum Instrumentation.

         The semiconductor vacuum instrumentation segment includes two major product lines: in situ analysis and ultra clean processing. The products in this segment are developed for use in various semiconductor manufacturing applications. The general vacuum instrumentation segment includes two major product lines: leak detection and vacuum measurement and components. These products are used in numerous markets including air conditioning, refrigeration, automotive and semiconductor manufacturing.

         The Company had sales to one unaffiliated major customer of 21%, 17%, and 14% of consolidated sales for the years ended December 31, 1998, 1999 and 2000, respectively.

         Information on the Company's business segments was as follows:

                                                   Years ended December 31
                                            1998            1999         2000
                                        ---------------------------------------
                                               (U.S. $ in thousands)
  Sales:
  Semiconductor vacuum instrumentation   $  36,402       $ 42,154      $ 65,952
  General vacuum instrumentation            81,919         87,838       104,024
                                         ---------       --------      --------
  Total sales                            $ 118,321       $129,992      $169,976
                                         =========       ========      ========

         Sales between business segments, which were not material, generally were priced at prevailing market prices.

                                                     Years ended December 31
                                            1998            1999        2000
                                         --------------------------------------
                                                    (U.S. $ in thousands)
  Gross profit:
  Semiconductor vacuum instrumentation     $ 18,931     $ 22,146    $  39,034
  General vacuum instrumentation             37,828       38,603       47,711
                                         --------------------------------------
  Total gross profit                       $ 56,759     $ 60,749    $  86,745
                                         ======================================
  Earnings before interest and taxes:
  Semiconductor vacuum instrumentation     $  1,011     $  3,479    $   17,931
  General vacuum instrumentation              3,051        6,611        14,034
                                         --------------------------------------
  Total earnings before interest and taxes $  4,062     $ 10,090    $   31,965
                                         ======================================

  Depreciation and amortization:
  Semiconductor vacuum instrumentation     $  1,347     $  2,332    $    1,458
  General vacuum instrumentation              1,611        1,717         2,107
                                          -------------------------------------
                                           $  2,958     $  4,049    $    3,565
                                          =====================================
  Capital expenditures:
  Semiconductor vacuum instrumentation     $    993     $  1,168    $    2,170
  General vacuum instrumentation              2,780        2,121         2,683
                                          -------------------------------------
                                           $  3,773     $  3,289    $    4,853
                                          =====================================
  Identifiable assets:
  Semiconductor vacuum instrumentation     $ 22,731     $ 19,669    $   62,740
  General vacuum instrumentation             42,215       36,529        88,330
                                          -------------------------------------
                                           $ 64,946     $ 56,198    $  151,070
                                          =====================================

     Long-lived assets:
     Semiconductor vacuum instrumentation    $  6,989    $  7,207   $  27,743
     General vacuum instrumentation             8,894       6,653      28,096
                                             --------------------------------
                                             $ 15,883    $ 13,860   $  55,839
                                             ==================================
     Sales by geographic location:(1)
     United States                           $ 32,540    $ 40,358   $  58,982
     Europe                                    74,530      73,717      81,332
     Other                                     11,251      15,917      29,662
                                             ----------------------------------
     Total sales                             $118,321    $129,992   $ 169,976
                                             ==================================

      (1)The geographic location of a sale is determined by the subsidiary that recorded the sale, rather than customer location.


16. Historical and Pro Forma Net Income Per Share

         The Company computes basic and diluted earnings per share in accordance with Statement of Financial Accounting Standards No. 128 ("FASB 128") "Earnings per Share". FASB 128 requires both basic earnings per share, which is based on the weighted average number of common shares outstanding, and diluted earnings per share, which is based on the weighted average number of common shares outstanding and all dilutive common equivalent shares outstanding. The average number of shares outstanding is based upon the capitalization of INFICON after the reorganization. The dilutive effect of options is determined under the treasury stock method using the average market price for the period. Common equivalent shares are included in the per share calculations where the effect of their inclusion would be dilutive. The Company does not have any potential common equivalent shares outstanding.


         The following table sets forth the computation of basic and diluted earnings per share:

                                                  Years ended December 31
                                               1998        1999       2000
                                   ---------------------------------------------
                                  (U.S.$ in thousands, except per share amounts)

Numerator:
Numerator for basic and diluted
 earnings per share:
      Net income                         $  3,911        $  7,376    $  22,931
Denominator:
Denominator for basic and diluted
 earnings per share:
Weighted average shares outstanding     2,000,000       2,000,000     2,046,000
Earnings per share:
      Basic                                 $1.95           $3.69        $11.21
      Diluted                               $1.95           $3.69        $11.21

17. Quarterly Data (unaudited)

                                                Quarter ended
                              March 31     June 30   September 30   December 31
       ------------------------------------------------------------------------
                                   (U.S. $ in thousands)
2000
   Sales                    $    40,432    $ 42,183    $ 42,262      $  45,099
   Gross profit                  20,343      21,566      21,653         23,183
   Net income                     5,758       6,354       5,546          5,273
   Basic net income per share     $2.88       $3.18       $2.77          $2.42
   Diluted net income per share   $2.88       $3.18       $2.77          $2.42
1999
   Sales                    $    29,638    $ 33,105    $ 33,300      $  33,949
   Gross profit                  13,488      14,982      15,595         16,684
   Net income                       501       1,903       2,530          2,442
   Basic net income per share      $.25        $.95       $1.27          $1.22
   Diluted net income per share    $.25        $.95       $1.27          $1.22

                 SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

                               INFICON Holding AG

                           (U.S. Dollars in Thousands)


                                  Balance at
                                 Beginning of   Add: Charged    Deduct:   Balance at
                                     Year        to Expense   Write-offs  End of Year
                                 ------------   ------------  ----------  ---------
Allowance for doubtful accounts:

Year ended December 31, 2000     $  664         $  760        $  270      $ 1,154

Year ended December 31, 1999     $  867         $ (174)       $   29      $   664

Year ended December 31, 1998     $  721         $  253        $  107      $   867

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.


                                                        INFICON HOLDING  AG


                                                      /s/ James L.Brissenden
                                                 -----------------------------
                                                 Name:  James L. Brissenden
                                                 Title: President and Chief
                                                         Executive Officer







                                                       /s/  Peter G. Maier
                                                 ------------------------------
                                                 Name: Peter G. Maier
                                                 Title: Vice-President and Chief
                                                        Financial Officer

Index to Exhibits

Exhibit
No.             Description
-------         -----------
 1.1*           Underwriting Agreement
 1.2*           Share Lending Agreement
 2.1*           Master Separation Agreement between Unaxis Holding AG and INFICON Holding AG dated August 31, 2000
 3.1*           Articles of Incorporation of the Registrant (English translation)
 3.2            (INFICON Holding AG, a Swiss Company, is not required to have By-laws under Swiss law)
 4.1**          Deposit Agreement, dated as of  November 8 , 2000, among the Registrant, The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American
                Depositary Receipts, including the form of American Depositary
                Receipt
10.1*           INFICON Leveraged Share Plan
10.2*           INFICON Discounted Share Purchase Plan
10.3.1*         Intercompany Service Agreement between Leybold Vakuum GmbH and INFICON GmbH
10.3.2*         Intercompany Service Agreement between Unaxis Balzers Limited and INFICON Limited
10.3.3*         Intercompany Service Agreement between Leybold Vacuum UK Limited and INFICON Limited
10.3.4*         Intercompany Service Agreement between Leybold Vacuum Japan Co., Ltd and INFICON Co., Ltd.
10.3.5*         Intercompany Service Agreement between Leybold Vacuum Korea Ltd. and INFICON Ltd.
10.3.6*         Intercompany Service Agreement between Unaxis Singapore Pte Ltd and INFICON Pte Ltd.
10.3.7*         Intercompany Service Agreement between Leybold Vacuum Products, Inc. and INFICON, Inc.
10.3.8*         Intercompany Service Agreement between Inficon, Inc. and Leybold Vacuum Products, Inc.
10.3.9**        Intercompany Service Agreement between Leybold SAS and INFICON SARL
10.3.10         Intercompany Service Agreement between Balzers and Leybold Taiwan, Ltd. and INFICON Ltd.
10.4.1*         Asset Purchase Agreement between Leybold INFICON, Inc. and INFICON, Inc.
10.4.2*         Asset Purchase Agreement between Leybold Vakuum GmbH and INFICON
                GmbH, Cologne (formerly known as Leybold Vakuum Deutschland
                GmbH), including Supplementary Agreement thereto
10.4.3*         Asset Purchase Agreement between Unaxis Balzers Limited and INFICON Limited
10.4.4*         Asset Purchase Agreement between Leybold Vacuum UK Limited and INFICON Limited
10.4.5*         Asset Purchase Agreement between Leybold Vacuum Japan Co., Ltd. And INFICON Co., Ltd.
10.4.6*         Asset Purchase Agreement between Leybold Vacuum Korea Ltd. And INFICON Ltd.
10.4.7*         Asset Purchase Agreement between Unaxis Singapore Pte Ltd and INFICON Pte Ltd
10.4.8*         Asset Purchase Agreement between Balzers and Leybold China Limited and INFICON Limited
10.4.9**        English translation of Asset Purchase Agreement between Leybold SAS and INFICON GmbH, Cologne regarding sales of assets of French subsidiary
10.4.10**       English translation of Asset Purchase Agreement between Leybold SAS and INFICON
                Limited, Liechtenstein regarding sale of assets of French
                subsidiary
10.4.11         Asset Purchase Agreement between Balzers and Leybold Taiwan, Ltd. and INFICON Ltd.
10.5*           Tax Deed between Unaxis Holding AG and INFICON Holding AG
10.6*           Intellectual Property Assignment from Leybold Vakuum GmbH to INFICON GmbH
10.7*           Intellectual Property Assignment from Leybold Inficon, Inc. to INFICON GmbH
10.8*           Intellectual Property Assignment from Unaxis Balzers Limited to INFICON GmbH
10.9*           Ultra Clean License Agreement between Unaxis Balzers Limited and INFICON GmbH, including Side Agreement thereto
10.10*          Intellectual Property License Agreement between INFICON GmbH (Cologne) and INFICON GmbH
10.11*          Intellectual Property License Agreement between INFICON GmbH and INFICON Limited
10.12*          Intellectual Property License Agreement between INFICON GmbH and Unaxis Balzers Limited
10.13*          Intellectual Property License Agreement between INFICON GmbH and INFICON, Inc.
10.14*          Lease Agreement for manufacturing facilities in Cologne, Germany between INFICON GmbH and Balzers and Leybold
                Holding AG with English translation
10.15*          Lease Agreement for manufacturing facilities in Balzers, Liechtenstein between INFICON AG and Balzers AG with
                English translation
10.16*          Employment Agreement between Jim Brissenden and Leybold INFICON Inc.
10.17           Loan Agreement between INFICON Holding AG and Credit Suisse



--------------------------------------------------------------------------------

* Incorporated by Reference to our registration statement on Form F-1 filed with the Securities and Exchange Commission.

** Previously filed as form of agreement.