Form 20-F
period 2001-12-31
INFICON HOLDING AG
filed 2002-04-01
CIK 1126659

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

                        Commission file number 000-30980

                               INFICON Holding AG
             (Exact name of Registrant as specified in its charter)

                              INFICON Holding Inc.
                 (Translation of Registrantis name into English)

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

                                                      Name of each exchange
    Title of each class:                              on which registered:

   American Depositary Shares, each representing      The Nasdaq National Market
    one-tenth of one INFICON Holding AG share with a par value of CHF 10

    INFICON Holding AG shares with a par value        The SWX Swiss Exchange
    of CHF 10 each

                                   ----------

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
                                ----------------
                                (Title of class)

      Indicate the number of outstanding shares of each of the issueris classes of capital or common stock as of the close of the period covered by the annual report.

                                2,315,000 shares

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of
    1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes No . Not applicable.

      Indicate by check mark which financial statement item the registrant has elected to follow:

                               Item 17      Item 18

                                TABLE OF CONTENTS

PART I ............................................................................................    1
        Item 1. Identity of Directors, Senior Management and Advisors .............................    1
        Item 2. Offer Statistics and Expected Timetable ...........................................    1
        Item 3. Key Information ...................................................................    1
        Item 4. Information on the Company ........................................................   11
        Item 5. Operating and Financial Review and Prospects ......................................   26
        Item 6. Directors, Senior Management and Employees ........................................   35
        Item 7. Major Shareholders and Related Party Transactions .................................   41
        Item 8. Financial Information .............................................................   47
        Item 9. The Offer and Listing .............................................................   48
        Item 10. Additional Information ...........................................................   49
        Item 11. Quantitative and Qualitative Disclosures about Market Risk .......................   62
        Item 12. Description of Securities Other Than Equity Securities ...........................   63

PART II ...........................................................................................   63
        Item 13. Defaults, Dividend Arrearages and Delinquencies ..................................   63
        Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds .....   63
        Item 15. [Reserved] .......................................................................   63
        Item 16. [Reserved] .......................................................................   63

PART III ..........................................................................................   64
        Item 17. Financial Statements .............................................................   64
        Item 18. Financial Statements .............................................................   64

INFICON Holding AG is a corporation (Aktiengesellschaft) organized under the laws of Switzerland. In this annual report, "INFICON Holding AG" refers solely to the ultimate parent company of the INFICON Group. "INFICON," the "INFICON Group," "we," "us," "our" and "the Company" refer to INFICON Holding AG and its consolidated subsidiaries. All references to "Unaxis" refer to our significant shareholder, Unaxis Holding AG, a corporation (Aktiengesellschaft) organized under the laws of Switzerland.

PRESENTATION OF FINANCIAL INFORMATION

      We have prepared our Consolidated Financial Statements in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. In accordance with the requirements of the Swiss law, we also included our INFICON Holding AG Financial Statements under Swiss generally accepted accounting principles. Our shares are quoted on the SWX Swiss Exchange in Swiss francs. Although we do not anticipate paying dividends in the foreseeable future, any cash dividends declared in respect to our shares will be declared in Swiss francs.

MARKET SHARE AND INDUSTRY DATA

      Market information contained in this annual report, including information on our market share and the position of our business relative to our competition, largely reflects our management's best estimates. These estimates are based upon information obtained from customers, from trade or business organizations and associations, from other contacts within the industries in which we compete and, in some cases, upon published statistical data from independent third parties. We also rely on forecasts of future market conditions from third-party sources. These third-party statistical data and forecasts typically address a broad market for finished products made by our customers and do not address the vacuum instrumentation market directly. We have not independently verified the data and assumptions upon which these forecasts were prepared by these third-party sources, including the rates of general economic growth that were assumed in preparing the forecasts, but we believe them to be reasonable. Except as otherwise stated, market share information and our assessments of our competitive position have been derived by comparing our sales to our estimates of our competitors' sales, as well as general market conditions. Amounts and percentages included in this annual report have been rounded and, accordingly, may not total.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This annual report on Form 20-F and other materials we have filed or may file with the Securities and Exchange Commission, as well as information included in oral statements or other written statements made, or to be made, by us, contain disclosures which are "forward-looking statements." Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "may," "believe," "will," "expect," "project," "estimate," "anticipate," "plan" or "continue." These forward-looking statements address, among other things, our strategic objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries, and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed under "Key Information---Risk Factors."

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

Item 2. Offer Statistics and Expected Timetable

      Not applicable.

Item 3. Key Information

A.    Selected Financial Data

      The following tables present our selected historical consolidated and combined financial data. This data has been derived from our consolidated and combined financial statements for the relevant periods prepared in accordance with U.S. GAAP. The information set forth below should be read together with "Operating and Financial Review and Prospects" and our historical financial statements and notes to those statements included in this annual report. Our income statement data set forth below for the years ended December 31, 2001, 2000 and 1999 and the balance sheet data as of December 31, 2001 and 2000 are derived from our audited consolidated financial statements and the notes to those statements included in this annual report. Our selected historical combined financial and other data for the years ended December 31, 1998 and 1997 and the balance sheet data as of December 31, 1999, 1998 and 1997 have been derived from our audited combined financial statements, which are not included in this annual report.

      In 1997, Unaxis formed its vacuum instrumentation group by bringing the Balzers, Leybold and INFICON instrumentation businesses under a single global management. In connection with this initiative, we decided to focus on increasing our sales to semiconductor and related markets, to rationalize our product offerings, and to consolidate our operations and research and development efforts for greater efficiency and in support of our new focus.

      Up until the present date, no dividends were declared by the Company.

                                                                               Years ended December 31,
                                                                               ------------------------
                                                    2001               2000              1999              1998              1997
                                                    ----               ----              ----              ----              ----
                                                              U.S.$ in thousands except for shares and per share amount
                                                ------------------------------------------------------------------------------------
Income Statement Data:
Net sales
   Semiconductor vacuum
      instrumentation ..................        $    45,494         $   65,952        $   42,154        $   36,402        $   40,259
   General vacuum
      instrumentation ..................             98,619            104,024            87,838            81,919            91,496
                                                -----------         ----------        ----------        ----------        ----------
Total net sales ........................            144,113            169,976           129,992           118,321           131,755
Cost of sales ..........................             78,398             83,231            69,243            61,562            66,106
                                                -----------         ----------        ----------        ----------        ----------
Gross profit ...........................             65,715             86,745            60,749            56,759            65,649
Research and development ...............             12,431             11,037            11,523            12,970            14,082
Selling, general and
   administrative ......................             39,961             41,889            38,332            38,995            38,748
                                                -----------         ----------        ----------        ----------        ----------
Income form operations .................             13,323             33,819            10,894             4,794            12,819
Interest expense (income), net .........               (483)               292               130               130               107
Other expense, net .....................              1,488              1,854               804               732                 9
                                                -----------         ----------        ----------        ----------        ----------
Income before taxes ....................             12,318             31,673             9,960             3,932            12,703
Income taxes ...........................              2,366              8,742             2,584                21             5,186
                                                -----------         ----------        ----------        ----------        ----------
Net income .............................        $     9,952         $   22,931        $    7,376        $    3,911        $    7,517
                                                -----------         ----------        ----------        ----------        ----------
Basic net income per share .............        $      4.30         $    11.21        $     3.69        $     1.95        $     3.76
Diluted net income per share ...........        $      4.30         $    11.21        $     3.69        $     1.95        $     3.76
Weighted average number
   of shares ...........................          2,315,000          2,046,000         2,000,000         2,000,000         2,000,000
Balance Sheet Data:
Working capital ........................        $    61,741         $   55,087        $   29,719        $   35,880        $   38,760
Total assets ...........................            138,194            152,934            56,198            64,946            64,392
Total debt .............................                 --                869                --                --                --
Stockholders' equity ...................            119,524            108,531            41,360            47,051            50,907

Exchange Rate Information

      Because the main listing of our shares is on the SWX Swiss Exchange in Swiss francs, we have set forth below, for the periods and dates indicated, information regarding the noon buying rate in the City of New York for cable transfers in Swiss francs as certified for customs purposes by the Federal Reserve Bank of New York, or the "noon buying rate," expressed in Swiss francs per dollar.

      We have provided these rates solely for your convenience. They should not be construed as a representation that Swiss franc amounts actually represent the dollar amounts or that the Swiss franc amounts could have been, or could be, converted into dollars at these rates or at any other rate. We do not use these rates for preparing our consolidated financial statements included in this annual report. On February 28, 2002, the noon buying rate was U.S.$1.00=CHF 1.7057.

                                                      CHF           CHF
            Month                                     High          Low
            -----                                     ----          ---

            September 2001                           1.71          1.57
            October 2001                             1.67          1.60
            November 2001                            1.68          1.61
            December 2001                            1.70          1.62
            January 2002                             1.72          1.64
            February 2002                            1.73          1.68

                                                                          CHF
                                         CHF         CHF       CHF     At Period
      Calendar Year                   Average(1)     High      Low        End
      -------------                   ----------     ----      ---        ---

      1995 .....................         1.1744     1.3130    1.1172     1.1540
      1996 .....................         1.2419     1.3515    1.1573     1.3390
      1997 .....................         1.4521     1.5360    1.3430     1.4610
      1998 .....................         1.4507     1.5420    1.2935     1.3735
      1999 .....................         1.5139     1.6015    1.3585     1.5930
      2000 .....................         1.6885     1.8300    1.5420     1.6116
      2001 .....................         1.6872     1.8226    1.5665     1.6732

----------

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

      Our business depends substantially upon the strength of demand from semiconductor chip manufacturers and semiconductor equipment manufacturers, or OEMs, which in turn depend upon the current and anticipated demand for semiconductors and products using semiconductors. In the year ended December 31, 2001, we estimate that approximately 39% of our semiconductor vacuum instrumentation sales, and approximately 10% of our general vacuum instrumentation sales were to semiconductor chip manufacturers, OEMs and related markets. For the year ended December 31, 2000, we estimate that approximately 65% of our semiconductor vacuum instrumentation sales and approximately 14% of our general vacuum instrumentation sales were to semiconductor chip manufacturers, OEMs and related markets. As we pursue our strategy of focusing on the semiconductor industry, we expect that sales to such customers will account for an increasing proportion of our sales. Periodic reductions in demand from semiconductor chip manufacturers and OEMs may reduce revenues, and we may be unable to increase sales to new or existing customers.

      Historically, the semiconductor chip manufacturing market has been highly cyclical and has experienced periods of overcapacity resulting in significantly reduced demand for capital equipment. For example, in 1998 the semiconductor chip manufacturing industry experienced a severe downturn which contributed to a 10.2% decrease in our net sales from 1997. Although the semiconductor chip manufacturing industry recovered in late 1999 and 2000, the industry entered another downturn in 2001 which contributed to a 15.2% decrease in net sales from 2000. We cannot assure you that:

      o     the semiconductor chip manufacturing industry will improve;

      o the semiconductor industry is not experiencing a downturn which may be severe or prolonged; or

      o any recovery will result in increased demand for capital equipment by the semiconductor chip manufacturing industry.

      Any downturn in the semiconductor chip manufacturing industry could reduce, or limit the growth of revenues from semiconductor chip manufacturers and OEMs, which we expect to account for an increasing portion of our sales.

The loss of sales to our major customers would likely have a material adverse effect on us.

      Our largest customers in 2001, Pfeiffer Vacuum and various entities related to Unaxis, including Leybold Vacuum and Leybold Optics, accounted for an aggregate of approximately 33% of our net sales. The loss of a major customer or any reduction in orders by these customers, including reductions due to market or competitive conditions, would likely result in a significant decrease in revenue for an extended period of time until new or existing customer orders make up for the reduction.

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

Some of our customers compete, or may in the future compete, with Unaxis, and to the extent that we are perceived to be controlled by, or under common control with Unaxis, we may lose their business.

      Some of our customers compete, or may in the future compete, with our principal shareholder, Unaxis. Unaxis currently owns 19.51% of our shares, and two Unaxis officers serve on our board of directors. In addition, Unaxis has agreed to provide us services on a continuing basis. Because of this, some of our customers may perceive us to be closely affiliated with Unaxis. To the extent that any of these customers are competitors of Unaxis, they may choose to stop buying our products, and our revenues may decrease as a result.

Our future growth and competitiveness depend upon our ability to develop new and enhanced products for industries we target and to adapt rapidly to changing technologies. We cannot assure you that we will be successful in our product development efforts or that our new products will gain general market acceptance.

      The markets in which we sell our products, including the semiconductor manufacturing and equipment markets, are characterized by rapidly changing technology, evolving industry standards and practices, frequent new product and services introductions and enhancements, pricing pressure, and changing customer demands. Our future growth will depend, in part, on our ability to adapt to rapidly changing technology and our ability to design, develop, manufacture, assemble, test, market and support new products and enhancements in a timely and cost-effective manner. We cannot assure you the introduction of new products and product enhancements will gain market acceptance. For example, product development efforts in our semiconductor vacuum instrumentation group include the continuous design of our in situ analyzer products and the integration of them within the manufacturing equipment designed by our OEM customers. Market practice among semiconductor chip manufacturers has been to test product wafers off-line, i.e., outside of the manufacturing process. We cannot assure you that manufacturers will move from off-line to in situ analysis. We may also experience difficulties or delays in our development efforts with respect to these and other products.

      Additionally, products or technologies developed by our competitors may render our products or technologies obsolete or noncompetitive. A fundamental shift away from vacuum technology in the semiconductor chip manufacturing market could render our product offerings obsolete and significantly reduce our revenues and the value of our shares or ADSs .

Changes or developments in the semiconductor industry could cause shifts in our infrastructure and increase the competition for our products.

      There may be a long-term trend toward fab-less semiconductor companies and the use of semiconductor foundries due to the substantial expense of building or expanding a semiconductor fabrication facility. This trend could shift our customer base toward large foundries that may be more equipped to handle the cyclical nature of the semiconductor market. Consequently, we may incur additional operating costs to adjust to and support the shift in customer base.

      There has been a dramatic consolidation within the semiconductor industry to leverage the synergies between consolidated companies and to reduce the number of OEM suppliers. The consolidation within the industry could effect the demand and competition for our products.

The markets for our products are highly competitive. This competition may cause us to reduce prices and may result in decreases in market share of our products.

      We are exposed to the competitive characteristics of several different geographic and product markets. Competition is dependent on a variety of factors including price, quality, functionality, brand recognition, and the effectiveness of our marketing, sales and customer service efforts. We believe the rapid identification of new product applications and the ability to supply commercial quantities of products that enable these applications are important competitive factors. As the markets for our products expand, particularly with respect to our semiconductor vacuum instrumentation products, we expect new competition will emerge and existing competitors may commit additional resources to the markets in which we participate. In particularly competitive markets, we have reduced the prices on our products in order to maintain market share. For example, our fittings and valves are especially subject to pricing pressure, since there is little technical differentiation among competing products. Increased competition in these markets may lead to further price reductions.

      Our sales and operating profit depend upon our ability to deliver products with functional specifications and at prices that compete successfully with our competition, as well as our ability to manage operating costs. Some of our competitors may have larger financial, technical and marketing resources than we currently have. We cannot assure you that we will be able to compete effectively in the future.

Our failure to protect our proprietary technology relating to vacuum instrumentation may significantly impair our competitive position, which could result in a loss of revenues and profits.

      We rely, in part, on patent, trade secret, copyright and trademark law to protect our intellectual property. Our future success and competitive position depend upon our ability to obtain and maintain proprietary technology used in our principal product families. We have obtained a number of patents relating to our key product families and have filed applications for additional patents. There can be no assurance that any pending patent applications will be approved, that we will develop additional proprietary technology that is patentable, that any patents obtained by or issued to us will provide us with competitive advantages or that these patents will not be challenged by any third parties. Furthermore, there can be no assurance that third parties will not design around our patents. Any of the foregoing results could harm our competitive position and result in lost revenue and market share.

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

      Our commercial success depends upon our ability to avoid infringing or misappropriating any patents or other proprietary rights owned by third parties. If we are found to infringe or misappropriate a third party's patent or other proprietary rights, we could be required to pay damages to such third party, alter our products or processes, obtain a license from the third party or cease activities using such proprietary rights. If we are required to do any of the foregoing, we cannot assure you that we will be able to do so on commercially favorable terms, if at all. Our inability to do any of the foregoing on commercially favorable terms could have a material adverse effect on our business, prospects, financial condition and results of operations.

      Litigation may be necessary in order to enforce our patents or other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement from third parties. Any such litigation could result in substantial costs and diversion of resources.

The license agreements we have entered into with respect to our ultra clean processing business contain provisions that could discourage a takeover or prevent or delay a merger that shareholders' believe is favorable.

      Our rights to use the patents that are licensed to us in connection with our ultra clean processing business will terminate on a change of control of our company to which Unaxis does not consent. This could make us less attractive as a takeover candidate or reduce the price investors are willing to pay for our shares or ADSs. Consequently, this could result in the market prices of our shares and ADSs being lower than they would be without these provisions.

Our inability to convince OEMs to use our products in their manufacturing systems could weaken our competitive position.

      Manufacturing systems built by OEMs typically have a lifespan of five to ten years. OEMs subject components to rigorous and lengthy testing processes before incorporating them into their systems. Once an OEM has selected a vendor's equipment for a manufacturing system, the OEM generally relies, to the extent possible, upon that vendor's equipment. As a result, when another vendor's equipment is incorporated into an OEM's system, we may have difficulty convincing that OEM to use our products unless there are compelling reasons for a change, such as significant performance or cost advantages. Additionally, a semiconductor chip manufacturer who purchases a system from an OEM would typically seek replacement parts only from that OEM's supplier. Inducing this manufacturer to change suppliers would require a significant sales effort. Our success, therefore, depends in large part on our ability to convince OEMs to choose our products for use in each new generation of their equipment. If we are unsuccessful in doing so, our competitive position may be harmed.

We must compete intensively to attract and retain key technical personnel to help maintain our current level of success and to support our future growth.

      Our success depends largely upon the efforts and abilities of our key managers and other employees, particularly those with expertise in semiconductor manufacturing and related industries. The loss of key employees or officers could temporarily impair our ability to effectively manage our business until new personnel are found. The risk of a loss of key managers and other employees may increase as a result of temporary salary reductions and merit raise freezes that were implemented in the third quarter of 2001. Our future growth and success will depend upon our ability to attract and retain highly skilled technical, financial, managerial and marketing personnel. Competition for such personnel in our industry is intense, and we cannot be certain we will be successful in attracting and retaining such personnel.

Our ability to expand our manufacturing capacity may be limited by our suppliers' ability to meet our requirements.

      During periods of increased demand for semiconductor equipment, we experienced periodic difficulties in receiving sufficient material from some of our suppliers. These shortages may lead to delays in production and delivery of our products and may limit our ability to satisfy our customers' demand.

We have significant international sales to customers outside the United States. A reduction in demand for our products resulting from economic downturns in one or more of the markets we serve may have a material adverse effect on our sales and profitability.

      We distribute our products in many countries around the world. Approximately 71.4% of our net sales in 2001, approximately 70.3% of our net sales in 2000, and approximately 72.0% of our net sales in 1999 were to customers outside the United States. Our overall success as a global business depends, in part, upon our ability to succeed in differing economic, social and political conditions. For example, the markets in Asia, one of the principal markets for our semiconductor vacuum instrumentation, experienced significant turbulence in the late 1990s. Our direct net sales to customers in the Asia-Pacific market represented approximately 24.4%, 26.3% and 19.4% of our net sales in the years ended December 31, 2001, 2000 and 1999, respectively, and we expect this percentage to increase in the future. Although Asian markets have recovered from the economic downturn of the late 1990s, future downturns in these or other markets could reduce our revenues.

      We are confronted with different legal and regulatory requirements in many jurisdictions. These include, but are not limited to, tariffs and trade barriers, requirements relating to withholding taxes on remittances and other payments by subsidiaries, and different regimes controlling the protection of intellectual property. Our international operations also expose us to different local business risks and challenges. For example, we must design local solutions to manage credit risks of local customers and distributors. We cannot assure you that we will continue to succeed in developing and implementing policies and strategies that are effective in each country in which we conduct business.

Unfavorable exchange rate fluctuations may harm our results of operations.

      Our operations are conducted through subsidiaries in many countries. The results of operations and the financial position of these subsidiaries are reported in their relevant local currency and then translated into U.S. dollars at the applicable foreign currency exchange rate for inclusion in our consolidated financial statements. Exchange rate fluctuations between these foreign currencies and the U.S. dollar may have a material adverse effect on our consolidated financial statements as reported in U.S. dollars.

      We also face transaction risk from fluctuations in exchange rates between the various currencies in which we do business. We believe a substantial portion of the transaction risk of our operations in multiple currencies is mitigated by our hedging activities, as well as the structural matching that occurs because many of our operating and financial expenses are incurred in the same currency in which the sales relating to such expenses are invoiced. This is particularly the case following the introduction of the Euro. We are nevertheless exposed to fluctuations in exchange rates between these currencies, and we may need to raise our prices in response to fluctuations, which could result in reduced sales. We cannot assure you that our operating profit will not be materially or adversely affected by large exchange rate fluctuations.

      We had losses from foreign currency transactions and foreign exchange contracts of U.S.$1.029 million, U.S.$0.136 million, and U.S.$0.379 million for the years ended December 31, 2001, 2000, and 1999, respectively.

      In addition, our shares are quoted on the SWX Swiss Exchange in Swiss francs. Although we do not anticipate paying dividends in the foreseeable future, any cash dividends declared in respect to our shares will be declared in Swiss francs. Fluctuations in the exchange rate between the Swiss franc, Japanese yen and other currencies, including the Euro and the U.S. dollar, may affect, among other things, the foreign currency equivalent of the Swiss franc value of an investment in our shares and of dividends and other distribution payments on the shares.

We must make expenditures to comply with environmental laws and regulations relating to the production of our vacuum instrumentation products.

      We must comply with environmental laws and regulations relating to the generation, storage, handling, emission, transportation and discharge of materials. We require environmental permits to carry out some of our operations, and these permits are subject to modification and renewal by issuing authorities. If we violate these environmental laws and regulations, we may be subject to fines or be prevented from conducting some of our activities. We do not believe that we will be required, under existing environmental laws and enforcement policies, to spend any amounts that will adversely affect our financial condition or results of operations. However, environmental laws and enforcement policies have generally become more stringent in recent years. As a result, we cannot predict the ultimate cost of compliance with these laws.

The effect of terrorist attacks or threats on the general economy could decrease our revenues.

      On September 11, 2001, the United States was subject to terrorist attacks at the World Trade Center buildings in New York City and the Pentagon in Washington, D.C. The current and future impact these attacks may have on our suppliers and customers, the markets for their products, and the U.S. and global economies are uncertain. There may be other potential adverse effects on our operating results, as a result of this significant event, that we cannot foresee.

Risks Relating to Our Separation from Unaxis

Our historical financial information may not be representative of our results as an independent company.

      Our consolidated and combined financial statements through December 31, 2000 have been carved out from the consolidated and combined financial statements of Unaxis using the historical cost basis of assets, liabilities and operating results of the Unaxis vacuum instrumentation operations that comprise our business.

Accordingly, the historical financial information that we include in this annual report does not necessarily reflect what our financial condition, operating results and cash flows would have been had we been a separate, stand-alone entity for the periods presented. Unaxis did not account for us as a separate, stand-alone entity during these periods.

      Our costs and expenses include direct expenses and an allocation from Unaxis for centralized corporate and infrastructure costs, including finance, legal, tax, information technology and human resources functions. This allocation, which was not the result of an arm's-length negotiation with Unaxis, is based on Unaxis' internal expense allocation methodology which charges these expenses to operating locations based primarily on net sales. Although we believe this allocation methodology is reasonable and allocated costs are representative of the operating expenses that would have been incurred had we operated on a stand-alone basis, our consolidated and combined historical financial information is not necessarily indicative of what our financial condition, operating results and cash flows will be in the future. We have not made any adjustments to our historical financial statements to reflect any significant changes that will occur in our cost structure and operations as a result of our separation with Unaxis, including the increased costs associated with being a publicly traded, independent company.

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

      On November 23, 2000, we obtained a working capital credit facility from Credit Suisse in a maximum amount of U.S.$30 million. We believe this credit facility provides a sufficient liquidity source to meet current and anticipated future capital requirements and business needs. However, in the future, we may require or choose to obtain additional debt or equity financing in order to finance our operations, acquisitions or other investments in our business. Future equity financing will be dilutive to the existing holders of our shares. Future debt financing could involve restrictive covenants that may limit the manner in which we conduct our business. In addition, we may not be able to obtain debt financing on terms as favorable as those Unaxis could obtain. As a result, our cost of capital could be higher than that reflected in our historical financial statements.

      On February 28, 2001, the Company entered into two revolving credit facilities with HypoVereinsbank. The credit facilities include a HKD 10.0 million working capital financing arrangement and a HKD10.0 million margin coverage arrangement for foreign exchange forward transactions. The working capital financing arrangement can be either in the form of a current account overdraft facility, fixed advances with a maximum maturity of six months, short term trust receipt financing, issuance of letters of credit, or issuance of bank guarantees. The interest rates for the working capital facility are Hong Kong Interbank Offered Rate (HIBOR), plus 1% for loans in Hong Kong dollars and 1% for loans in U.S. dollars. The Company will be charged a monthly guarantee fee of 0.125% of the outstanding balance, or a minimum of HKD200, and upon drawing on the credit line, the Company will be charged an opening commission of 0.25% on the first U.S.$50, and 0.0625% on the balance. The working capital financing arrangement expires on February 28, 2002 and has an option for extension. The Company has U.S.$0 outstanding under the financing arrangement as of December 31, 2001.

      On March 31, 2001, the Company entered into a working capital financing arrangement with Dresdner Bank in the amount of DM 10.0 million. The financing arrangement can be either in the form of a current account overdraft facility or fixed advances. The interest rate for the overdraft facility is a fixed rate of 6.95%, and may be adjusted for changes in market interest rates. The interest rate for working capital advances in excess of 500,000 DM for 30 days or more is EURIBOR plus 0.95%. The working capital financing arrangement expires on March 31, 2002 and has an option for extension. The Company has U.S.$0 outstanding under the financing arrangement as of December 31, 2001.

We have significant sales to Unaxis and its affiliates.

      In 2001 and 2000, Leybold Vacuum, a division of Unaxis, accounted for approximately 12.5% and 9% of our net sales, respectively, and other Unaxis entities accounted for an additional 4% and 7% of our net sales, respectively. There can be no assurance that, as Unaxis reduces its ownership interest in INFICON, these companies will maintain similar levels of purchases from us. In addition, Unaxis has announced its intention to spin off Leybold Vacuum. A significant decrease in sales to Leybold Vacuum would have a significant impact to our revenues.

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

Our business could be harmed if we fail to adequately integrate the operations of the HAPSITE business.

      Effective November 1, 2001, we completed an acquisition of the HAPSITE business. Our management must devote their time and resources to the integration of the operations of the HAPSITE business. If we fail to accomplish this integration efficiently, we may not realize the anticipated benefits of the acquisition. The process of integrating the daily operations coupled with research and development initiatives and other aspects of the operation of the HAPSITE business presents a challenge to our management. Other business and strategic challenges include:

            o defining and executing a comprehensive product strategy into markets beyond the current market for emergency response;

            o     managing geographically remote units and personnel;

            o managing the risks of entering markets or business areas in which we have limited or no direct experience;

            o minimizing the loss of key employees of the acquired HAPSITE business; and

            o informing suppliers and distributors of the effects of the acquisition of HAPSITE and integrating this into our overall operations;

Future acquisitions could adversely affect our business.

      The Company plans to pursue acquisitions of related businesses. The identification of an appropriate acquisition candidate involves risks inherent in assessing the values, strengths, weaknesses, risks and profitability of acquisition candidates. Other risks include the effects of the possible acquisition on the Company's business, diversion of its management and risks associated with unanticipated problems or latent liabilities. Should the Company acquire another business, the process of integrating acquired operations into the Company's existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available to support existing operations. If the Company pursues future acquisitions, it may be required to expend significant funds, incur additional debt or issue additional securities, which may negatively affect the Company's results of operations and be dilutive to its shareholders. If the Company spends significant funds or incurs additional debt, its ability to obtain financing for working capital or other uses could be jeopardized. Additionally, the Company could become more vulnerable to economic downturns and competitive pressures depending on the acquisition.

Benefits from net deferred tax asset may not be realized.

      The Company has recorded a net deferred tax asset of U.S.$40.6 million. Although the Company believes that it is more likely than not that all of the net deferred tax assets will be realized, a full realization of the net deferred tax asset amount may not be assured. The amount of the net deferred tax asset considered realizable could be reduced and negatively impact our financial results if the Company is not able to generate sufficient taxable income in future years.

Risks Relating to our Shares and ADSs

Unaxis has a significant influence on our company and may make decisions that are not in the best interests of all shareholders.

      Insider control of a significant proportion of our shares could have an adverse effect on the market price of our shares and ADSs. Unaxis currently owns 19.51% of our shares. In addition, two of our directors are officers of Unaxis. This could present the potential for a conflict of interest with respect to areas in which we compete with Unaxis and with respect to matters related to the agreements between us and Unaxis described under "Major Shareholders and Related Party Transactions---Related Party Transactions---Agreements in Connection with our Separation from Unaxis---Agreements with Unaxis". In light of its stock ownership position and its representation on our board of directors, Unaxis has significant influence on the outcome of corporate actions requiring shareholder approval, including the election of directors, the amendment of our articles of incorporation, and mergers, consolidations and sales of assets that could give our shareholders the opportunity to realize a premium over the then-prevailing market price of their shares. This influence may have the effect of delaying or preventing a change of control of INFICON, even if this change of control benefits our shareholders generally.

Future sales by Unaxis could adversely affect the market price of our shares and ADSs.

      Sales of our shares in the public market could adversely affect the market price of the shares and ADSs. All of our shares, are now freely tradable in the open market, except for certain shares sold to our executive officers and employees. The shares sold to our directors may now be sold after the expiration of 180-day lock-up agreements, on May 9, 2001. Up to 579,000 shares may be sold by Unaxis and certain institutional investors after the expiration of a 365-day lock-up agreement which expired on November 9, 2001. In addition, none of the 33,450 shares sold to our executive officers and employees under our two equity purchase programs described below under "Directors, Senior Management and Employees---Share Ownership" may be sold before November 9, 2002.

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

Item 4. Information on the Company

A.    History and Development of the Company.

      INFICON Holding AG (commercial name: "INFICON") was incorporated on August 2, 2000 for an indefinite term. INFICON Holding AG is a corporation (Aktiengesellschaft) organized under the laws of Switzerland. Its registered office (Sitz) is located at Hintergasse 15 B, 7310 Bad Ragaz, Switzerland. The telephone number of our registered office is 41-81-302-4646. The fax number is 41-81-302-7474. Our global headquarters is at Two Technology Place, East Syracuse, New York 13057, United States. Our telephone number in the United States is 1-315-434-1100. Our address on the Internet is www.inficon.com . The information on our website is not incorporated by reference into this annual report.

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

      Prior to our initial public offering, our business was wholly owned by Unaxis. In order to implement our initial public offering, Unaxis restructured the corporate ownership of the businesses in its instrumentation group, and created INFICON Holding AG under the laws of Switzerland to hold the companies through which we now conduct our operations. These companies have acquired from Unaxis all of the assets relating to our business.

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

      Unaxis currently owns 19.51% of our shares. Subject to its lock-up agreement, which expired on November 9, 2001, and general market conditions, we believe Unaxis currently intends to sell its remaining shares of INFICON. As a result, we believe that our initial public offering and our independence from Unaxis is being viewed favorably by our customers and will help to strengthen our customer relationships.

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

      Our capital expenditures amounted to U.S.$5.6 million, U.S.$4.9 million, and U.S.$3.3 million, in 2001, 2000 and 1999, respectively. These amounts were used primarily for the purchase of manufacturing equipment, tooling, office computer equipment, facility maintenance and leasehold improvements. We had equipment divestitures in the amounts of U.S.$0.71 million, U.S.$0 million and U.S.$0.13 million, respectively in 2001, 2000 and 1999, respectively. The principal investing activities currently in progress are for building infrastructure changes for our facility in Cologne, Germany and the move to a new building of our operations in Balzers, Liechtenstein that began in the second half of 2001. We have invested U.S.$3.0 million in 2001 and expect to invest U.S.$4.4 million in 2002 . These capital expenditures will be funded with cash from our operations.

B.    Business Overview.

General

      We are a leading developer, manufacturer and supplier of vacuum instrumentation used for analysis, monitoring, measurement and control by manufacturers to improve the productivity of their processes and the quality of their products. Historically, our products have been designed for customers in a number of diverse industries. In 1997, Unaxis formed our business by bringing its instrumentation businesses under a single global management. In connection with this initiative, we decided to focus on increasing our sales to semiconductor and related markets, to rationalize our product offerings, and to consolidate our operations and research and development efforts to operate more efficiently and support our new focus. We expect to continue to focus on semiconductor and related markets because we believe that they are the largest and fastest growing markets for our products.

      We have two business groups and five major product lines. Our semiconductor vacuum instrumentation group focuses on semiconductor and related markets with:

      o in situ analysis hardware and software, which allows semiconductor chip manufacturers to monitor and control their manufacturing processes by providing immediate information on the condition of the wafer and on the process and equipment parameters; and

      o ultra clean processing products, which employ electrically charged gas technology to prepare semiconductor chips and carriers for packaging.

      Product lines are described under the heading "Our Principal Products" below.

      Our general vacuum instrumentation group serves selected industries, including the refrigeration and air conditioning, automotive and emergency response markets, with:

      o leak detectors, which are designed to determine whether any gaseous impurities enter vacuum systems and to test system integrity to ensure that no environmentally damaging, hazardous or expensive gases escape from pressurized, sealed systems;

      o vacuum control products, which measure and control gas pressures during a manufacturing process;

      o and the HAPSITE instrument provides easy and dependable on-site analysis of volatile organic compounds (VOCs) and is designed to quantify and speciate VOCs on-site, significantly reducing the cost, time, and difficulties of air testing.

      Based on our knowledge of our competitors and the markets we serve, we believe many of our key products maintain leading market share positions, and these leading market positions coupled with our competitive strengths should enable us to take advantage of expected growth in semiconductor and related markets.

      Our principal customers in our target markets are large manufacturers who incorporate our products into their vacuum processes and original equipment manufacturers, or OEMs, who incorporate our products into systems they build for their customers. In addition, we sell to several large distributors who serve diverse markets. Our customers are located principally in the United States, Europe and Asia. As we increase our penetration of the semiconductor industry, we plan to build our sales and marketing operations in Asia and the United States.

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

      o Demand-based Manufacturing. We employ a demand-based manufacturing system, where products are manufactured upon receiving an order, enabling us to manufacture products rapidly and efficiently to meet specific customer demands. Combined with aggressive supply chain management, our demand-based manufacturing system minimizes inventory, dramatically reduces manufacturing cycle times, improves on-time delivery, lowers manufacturing costs and improves quality.

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

      o Strong and Committed Management Team. We believe our company benefits from a cohesive and highly experienced management team. Our seven executive officers collectively have over 110 years of experience with INFICON and our predecessors and come from several different national backgrounds. We believe that we have the leadership we need to continue to leverage our competitive advantages in the future.

      While we believe these competitive advantages will enable us to compete favorably in the vacuum instrumentation markets, there can be no assurance we will continue to do so. We encounter substantial competition in each of our product lines from numerous competitors. Certain of our competitors have greater financial, technical and marketing resources than we do. Other smaller competitors are well-established in specific product niches making it difficult to break into those smaller markets. Furthermore, in some cases, semiconductor chip manufacturers may direct semiconductor capital equipment manufacturers to use a specified supplier's product in their equipment. Accordingly, our success depends in part on our ability to have semiconductor chip manufacturers specify that our products be used at their manufacturing facilities. We may encounter difficulties in changing established relationships of competitors with a large installed base of products at those customers' manufacturing facilities.

Our Strategy

      Our principal business objective is to exploit our core competence in vacuum technology to increase our sales, cash flow and profitability. We seek to maintain and enhance our position as a premier supplier of vacuum-related instrumentation to semiconductor, refrigeration and air conditioning, automotive and other selected industrial markets. In this regard, we intend to:

      o Focus on the High-growth Semiconductor and Related Markets. We intend to focus our sales and marketing, product development efforts and potential future acquisitions on the semiconductor and related markets, which are the largest and fastest growing markets for vacuum- related instrumentation. Our line of products for in situ analysis enables semiconductor manufacturers to monitor and control the vacuum manufacturing process directly, without the need for time consuming external analysis to determine product defects and process malfunctions. We believe our in situ analysis products are well-positioned to benefit from the trend toward more difficult manufacturing processes in the semiconductor industry necessary because of the demand for smaller, faster and more complex chips. Our ultra clean processing product line permits rapid damage-free surface preparation for semiconductor packaging using highly efficient, environmentally sound electrically charged gas technology. Our latest generation of vacuum gauge products has been enjoying increased sales to semiconductor manufacturers. We believe our technological expertise and market knowledge will continue to enable us to introduce new products and increase our market share in semiconductor and related industries.

      o Invest in Technological Innovation. We intend to continue to invest in product and process innovation in order to provide technologically advanced products to our customers. Industries whose manufacturing processes use vacuum systems, in particular the air conditioning, refrigeration, automotive, semiconductor and thin-film coating industries, require increasingly sophisticated instrumentation. For example, we have developed and will continue to develop more sophisticated leak detectors to meet the increasing demand for such instrumental equipment in the automotive industry. In the semi conductor industry, the trend from 200mm diameter wafers to more expensive 300mm diameter wafers has necessitated more rapid fault detection with reduced reliance on test wafers. Our line of mass spectrometers and other products for in situ analysis permit customers to monitor and control the semiconductor manufacturing process within the process chamber. We generally seek to introduce innovative, high-margin products that will enable us to maintain profitability in a competitive market.

      o Strengthen Our Position in Core Geographic Markets. The United States and Asia are the strongest markets for the semiconductor business. These are already the largest markets for our semiconductor vacuum instrumentation products, and we are further strengthening our sales, distribution and customer service and support infrastructure in these areas to meet the rising demand.

      o Maintain the Strength of the INFICON Brand. We intend to continue to promote an image of quality, reliability, high performance and innovation associated with the INFICON brand. We have developed our reputation by offering customers technologically advanced products and providing responsive customer support services. We believe our strong brand awareness, brand loyalty and reputation for superior products enhances our competitiveness and provides us with a solid foundation for future growth. We intend to maintain the efforts that have already cemented customer loyalty to the INFICON brand.

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

      o Continue to Improve Manufacturing Efficiency. In order to maintain the highest quality standards, we focus our internal manufacturing efforts on our core proprietary vacuum sensor and accessory technology, on the final assembly of our products and on quality assurance. We outsource the construction of most other parts and components, including circuit boards, mechanical assemblies and housings. This strategy enables us to focus on our key technologies that have been central to our success and on assuring the high quality of our products, while reducing the capital investments and fixed costs associated with non-core activities. In addition, we believe this manufacturing approach significantly reduces our susceptibility to periodic downturns in the volatile semiconductor market. We also use a demand-based manufacturing system to reduce inventory cycle times and production defects, in addition to our Total Quality Management Programs and ISO registration which supports our objectives of improving business practices and product quality to increase profitability.

      o Pursue Strategic Acquisitions. We intend to pursue strategic acquisitions to strengthen our position in existing markets and to expand our international presence. We may also consider strategic acquisitions that could enhance our product offerings and technological platforms. We intend to pursue acquisition targets that we believe are consistent with our principal product focus and will add value to our shareholders in the medium to long-term.

Our Principal Products

      We develop, manufacture and supply products in two principal areas:

      o     semiconductor vacuum instrumentation; and

      o     general vacuum instrumentation.

      Our semiconductor vacuum instrumentation generally consists of technologically advanced products developed specifically for use in semiconductor and related applications. For the years ended December 31, 2001, 2000 and 1999, we estimate that approximately 39%, 65%, and 54%, respectively, of our sales in the semiconductor vacuum instrumentation segment were to semiconductor and related markets. The remaining net sales of this group were to distributors who resell our product under their own private-label brands to customers which we are unable to track, and from products originally designed for the semiconductor market which we have adapted for use in other industries. Our general vacuum instruments are versatile products which typically can be used in multiple applications. For the years ended December 31, 2001, 2000 and 1999, we estimate that approximately 10%, 14% and 10%, respectively, of our sales in the general vacuum instrumentation segment were to semiconductor and related markets. In both segments, our sales to semiconductor and related markets were significantly lower in 1998 than from 1999 through 2001.

Semiconductor Vacuum Instrumentation

      Our semiconductor vacuum instrumentation consists of two principal product lines: in situ analysis and ultra clean processing.

In Situ Analysis

      Our in situ sensors and integrating software are used in front-end chip manufacturing to provide process verification and control, including immediate and automatic feedback to the process equipment or a process engineer on any faults detected and their probable cause. Net sales from our in situ analysis business for the years ended December 31, 2001, 2000 and 1999, were U.S.$43.6 million, U.S.$54.2 million and U.S.$36.7 million, respectively.

      As the cost of wafers increases and the requirement for faster fault detection becomes more critical, we believe the industry will conduct more and more of these analyses in the process chamber itself, leading to growth in the in situ analysis market. The Semiconductor Industry Association's National Technology Roadmap for Semiconductor Manufacturing supports this expectation.

      Products. Our in situ analysis product offerings include the following:

      Process State Sensors

      o Gas Analyzers. Our gas analyzers are well-established in the semiconductor market as diagnostic tools to aid process engineers in determining the source of contaminant gases. They also find use in continuously monitoring the manufacturing process for the presence of contaminant gases and for verifying the presence of desired process gases. Our gas analyzers use mass spectrometer technology. Our products include a photoresist detector designed to stop a physical vapor deposition process if a wafer is contaminated with photoresist.

      o Composer. The Composer, based on acoustic resonance technology, monitors and controls the reactant feedgas to ensure that the gas concentration is constant. The Composer is applied most frequently in metal organic chemical vapor deposition applications.

      Wafer State Sensors

      o OES1200. The OES1200 is an optical emission spectrometer which is used to determine the endpoint of etch processes. This product's design allows customers to determine the end point in the most difficult etch processes.

      o Thin Film Deposition Controllers. Our thin film deposition controllers determine the thickness of a material deposited in a batch evaporation process. Although these processes are less common in semiconductor processing today, they are still used for very specific applications. They are used more frequently in depositions in the optical industry, including both high-precision, scientific optics and consumer optics. Recently, they have found use in the manufacture of dense wavelength division multiplexing thin-film optical filters and organic electroluminescent displays.

      Integration Software

      o FabGuard. The FabGuard software takes data from the in situ analysis sensors, integrates that data with data from the process equipment itself, and condenses and analyzes it to provide the process engineer with actionable information. Alternatively, the engineer can choose to have FabGuard automatically send control commands directly to the process equipment. The software is typicallysold in conjunction with our in situ analysis sensor products or separately as an upgrade for use with the products.

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

      Our ultra clean processing product is designed for damage-free cleaning of these critical and sensitive surfaces without the use of toxic substances. Net sales from this product line for the years ended December 31, 2001, 2000 and 1999 were U.S.$1.9 million, U.S.$11.8 million and U.S.$5.5 million, respectively.

      Products. Our ultra clean processing products use sophisticated electrically charged gas technology (plasma), which cleans chips and chip carriers by chemical reactions that occur on the surfaces of the chips and chip carriers, rather than by physical abrasion, which is more likely to damage the sensitive leads. This patented technique has proven particularly useful for cleaning chips which are intended for mobile communications, because they are extremely small and sensitive to damage from an abrasive cleaning process. In addition, our ultra clean processing products do not use any toxic substances which could harm personnel or the environment.

      The largest application of our ultra clean processing products is in plastic ball grid array packaging, which is an advanced technology for chips used in wireless communications like mobile phones, personal digital assistants, and laptop commuters. We are optimistic about the future for this product line, not only because of the long-term growth prospects for portable electronics, but also because of the introduction of new copper interconnect technology in semiconductor manufacturing. We believe the migration to copper interconnects over the next several years has the potential to drive our Ultra Clean Processing from a niche application to a mainstream semiconductor process.

      Semiconductor Vacuum Instrumentation Products

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

      The market for our ultra clean processing products is highly concentrated with a small number of customers. Geographically, the market is concentrated in Asia. Our customers for ultra clean processing include ASAT, NS , SPIL and ST Microelectronics. Ultra Clean Processing is sold only to the semiconductor industry and is targeted at the back-end of semiconductor manufacturing. Ultra Clean Processing was our fastest growing business in 2000, but like all semiconductor backend products, it had a major contraction in 2001. Semiconductor manufacturers made a low level of capital investment in 2001, and only for new package types.

      General Vacuum Instrumentation

      We have three product lines which serve general vacuum applications: leak detection, vacuum control, and environmental health & safety.

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

      Net sales for our leak detection business for the years ended December 31, 2001, 2000 and 1999 were U.S.$ 55.3 million, U.S.$53.9 million and U.S.$41.6 million, respectively.

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

      o HLD5000. Introduced in 2001, the HLD5000 is used for quality testing in the manufacture of refrigerated systems. Its unique functionality will improve productivity on the assembly line and reduce the cost of ownership.

      o D-Tek family. The D-Tek family of leak detectors consists of hand-held units which are used by field service technicians in the refrigeration and air conditioning and automotive industries.

      We plan to continue to develop new leak detection products to expand the range of leak detection applications and to serve our existing customers' changing needs. For example, we developed the Contura Z. This leak detector was designed for the food packaging industry.

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

      Net sales generated by our vacuum control products for the years ended December 31, 2001, 2000 and 1999 were U.S.$43.3 million, U.S.$50.2 million and U.S.$46.3 million, respectively.

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

      o Combination Gauges. Our combination gauges integrate a low-vacuum gauge, a high-vacuum gauge and an electronic controller into one compact measuring device. These innovative gauges enable customers to replace two traditional gauges and a controller with one combination gauge to provide a cost-effective way to measure a wide range of pressures. We intend to expand our range of combination gauges into other semiconductor and thin film coating applications.

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

      o Large OEMs, including semiconductor and non-semiconductor coating equipment manufacturers. Our large OEM customers generally use large quantities of products specifically geared toward their applications. Our largest customers in this market segment are Applied Films and Unaxis. We have also received orders for our gauges from Applied Materials, Novellus and TEL, and we intend to continue our efforts to increase sales to large OEM customers.

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

Environmental Health & Safety

      Our Environmental Health & Safety product line consists of a field-portable Gas Chromatograph/Mass Spectrometer (GC/MS) for use in several associated applications requiring the on-site detection and identification of potentially dangerous compounds. We developed and sold this product line for Unaxis, and purchased the assets, primarily inventory and accounts receivable in November of 2001. This product line contributed $2.5M in sales for the fourth quarter.

      The product line draws heavily from the mass spectrometer competence developed in the in situ analysis business for semiconductor applications. The core of the MS utilizes the same sensor technology that has made INFICON the market leader in gas analysis. This MS operates under vacuum conditions and thus leverages the Company's expertise in vacuum technology for design and manufacturing.

      Products. The products consist of the basic GC/MS and key accessories:

      o GC/MS Analytical Module. (HAPSITE) This design consists of a laboratory grade GC and an MS in a single, portable package weighing 35 pounds. It detects and identifies volatile organic compounds
            (VOCs) in the field, in industrial sites and within buildings. It allows the user to obtain field information within minutes, instead of days or weeks with competing procedures.

      o Vacuum Pumping System. (Service Module) This is a vacuum pumping system, power supply and battery charger that supports the HAPSITE in a fixed-station mode. When the HAPSITE and Service Module are paired together, they offer the capabilities of a complete laboratory GC/MS in less than half the space.

      o Water and Soil Sampling System. (Headspace) This accessory instrument allows the HAPSITE to detect and identify VOCs which may be present in water or soil samples. It can be operated in the same field environments as the HAPSITE or set up in a fixed site.

      Markets. GC/MS is a relatively mature analytical approach to the detection and identification of organic compounds. However, up until the development of the HAPSITE, the analytical procedure required that samples be obtained in the field and transported to the laboratory for characterization. As noted, this procedure takes anywhere from hours to weeks for the results to be delivered to the customer. The HAPSITE allows this analysis to be totally completed, on site, within 15 minutes. The results have been judged by the Environmental Protection Agency (EPA) to be equivalent to the laboratory results.

      This product has been sold into the following market areas:

      o Emergency Response. This is by far the largest market segment for the HAPSITE product at the present time. The single largest customer is the U.S. National Guard Bureau which has units deployed throughout the U.S. as part of the homeland defense initiative. Other U.S. and Allied military and governmental agencies are also key customers. Fire Departments, usually "first responders" in the case of chemical spills and other environmental accidents, are also important customers in this application.

      o Industrial Hygiene. This market area relates to industrial safety programs which are concerned with employee and/or personnel safety. Recent improvements in the capability of the HAPSITE to detect and identify VOCs in the industrial setting make this a target market for the next few years.

      o Chemical Processing. Areas of chemical plants require different monitoring and testing procedures to ensure continued safety. While certain monitoring technologies have been available for some time, the HAPSITE offers enhanced detection capabilities which can be used to describe the size of any chemical spill or release and help ensure worker safety.

      o Environmental Protection. We expect that enforcement of the clean air act in the U.S. and similar laws in other countries will be natural drivers for utilization of the HAPSITE. Some sales have already been made into this market.

      For a breakdown of our total net sales by segments and by geographic market, please see "Operating and Financial Review and Prospects---Results of Operations."

Sales and Marketing

      We sell our semiconductor vacuum instrumentation products primarily through our direct sales force, which is critical to our strategy of maintaining close relationships with semiconductor chip manufacturers and OEMs. We have direct sales organizations in China, France, Germany, Hong Kong, Japan, Korea, Liechtenstein, Singapore, Taiwan, the United Kingdom and the United States. We sell our general vacuum instrumentation products primarily through the vacuum pump sales forces of our distributors. We also have sales representatives and agents who sell our leak detectors in other countries, such as Argentina, Brazil, Canada, Denmark, Israel and Mexico. For the years ended December 31, 2001 and 2000 , approximately 68% and 47%, respectively, of our sales were through our direct sales force and agents and approximately 32% and 53%, respectively, were to distributors.

      The following table shows where we direct our worldwide operations for each product line:

      Product Line                                       Location
      ------------                                       --------

      In Situ Analysis ............................      Syracuse, New York, USA
      Ultra Clean Processing ......................      Balzers, Liechtenstein
      Leak Detection ..............................      Cologne, Germany
      Vacuum Control ..............................      Balzers, Liechtenstein
      Environmental Health & Safety ...............      Syracuse, New York, USA

      Our largest customer, Pfeiffer Vacuum, accounted for 17%, 14% and 17% of total net sales in 2001, 2000 and 1999, respectively. Our next largest customer is Unaxis. Leybold Vacuum, a division of Unaxis, accounted for 12.5%, 9% and 8% of total sales in 2001, 2000 and 1999, respectively. Various other Unaxis entities accounted for 4%, 7% and 10% of total net sales in 2001, 2000 and 1999, respectively. The next six largest customers accounted in the aggregate for 12%, 15% and 8% of total net sales in 2001, 2000 and 1999, respectively.

Customer Service and Support

      We believe that a strong customer service and support infrastructure is critical to maintaining the long-term customer relationships which are critical to our success. Customer service and support covers such varied functions as installation, training, on-site or telephone applications advice including data interpretation, field repair and maintenance and factory repairs. The functional lines between service/repair, technical support, sales and marketing are blurred because all customer contact people strive to meet the demands of our customers. Some forms of support are included in the price of the product; others are paid based on a service contract or a one-time arrangement. The nature of the product, the application and the marketing concept determine the particular approach used.

      Because we address global markets, our customer service and support is also global. We have personnel located in China, France, Finland, Germany, Hong Kong, Japan, Korea, Liechtenstein, Singapore, Taiwan, the United Kingdom and the United States. In addition, many of our distributors also provide customer service and support.

Research and Development

      We firmly believe that market-driven innovation is the key to success in our fast-moving industry. We invest heavily in product research and development, particularly in the semiconductor vacuum instrumentation segment. We also pursue technology acquisitions in the semiconductor and related markets when appropriate. Our research and development staff works closely with our marketing personnel and our customers to establish product innovation projects and goals. We strive to minimize the time-to-market of our innovations, and are committed to developing and maintaining strong proprietary positions through patents and other intellectual property rights.

      For the years ended December 31, 2001, 2000 and 1999, our research and development expenditures were U.S.$12.4 million, U.S.$11.0 million and U.S.$11.5 million, respectively, which represented approximately 8.6 % and 6.5% and 8.9% of net sales, respectively.

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

      We have approximately 119 patents and patent applications. We intend to file additional applications as we deem appropriate. We also own approximately 53 trademarks and trademark applications. In addition, we have copyrights related to our business, including copyrights in computer software.

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

      Manufacturing is conducted primarily in three locations: Syracuse, New York; Cologne, Germany; and Balzers, Liechtenstein. We employ a demand-based manufacturing system to reduce our inventory, cycle times and defects. Additionally our quality management and ISO registration programs stress team-driven, continuous improvement and comprehensive documentation of process and product specifications.

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

      In some instances, especially with respect to vacuum control, our success depends to a large extent on our ability to convince OEMs to use our products in the manufacturing systems they produce. Manufacturers are generally hesitant to substitute brands when replacing parts on their manufacturing systems without time-consuming evaluations. As a result, the company whose vacuum components are specified into a manufacturing system at the time of initial system design enjoys great potential for subsequent sales of replacement parts.

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

Seasonality

      Our net sales and results of operations are seasonally affected by the summer vacations of our suppliers' and customers' employees. Additionally, our refrigerant leak detection products, which comprise approximately 6 - 7% of annual sales, are seasonally affected by a larger percentage of sales occurring during the initial six months of the year. As a result, our net sales and results of operations are usually lower in the third quarter of each calendar year. This seasonality causes our operating results to vary from quarter to quarter.

Sources and Availability of Raw Materials

      It has been our experience that the raw materials used for our products are generally readily available at relatively stable prices. Any scarcity in raw materials used for our products has always been limited to a very small portion thereof and has never had a material adverse effect on our business or financial condition.

C.    Organizational Structure.

      INFICON Holding AG is the parent company of the INFICON group which operates from 12 countries and consists of a parent company, four manufacturing companies, six sales subsidiaries and a management company located in Bad Ragaz, Switzerland which performs administrative, inter-company financing and intellectual property management functions. The organizational structure of INFICON group is as follows:

                                                (a)
                                         ----------------
                                              INFICON
                                            HOLDING AG
                                            Bad Ragaz,
                                           Switzerland
                                         ----------------
                                               |
                                               |
                                               |
                                               |
                                               |
  ------------------------------------------------------------------------------------------------------------------------
  |        |           |          |            |             |             |           |          |          |           |
  |        |           |          |            |             |             |           |          |          |           |
  |        |           |          |            |             |             |           |          |          |           |
  |        |           |          |            |             |             |           |          |          |           |
  |        |           |          |            |             |             |           |          |          |           |
  |        |           |          |            |             |             |           |          |          |           |
 (c)      (b)         (b)        (c)          (d)           (c)           (b)         (b)        (b)        (b)         (b)
-------  -------    -------  -------------  -----------   ---------    ----------   -------   ---------   ---------   --------
INFICON  INFICON    INFICON  INFICON        INFICON       INFICON      INFICON      INFICON   INFICON     INFICON     INFICON
Aaland,  S.A.R.L.,  Ltd.,    AG.,           GmbH,         Inc.,        Co., Ltd.,   Ltd.,     Ltd.,       Ltd.,       Ltd.,
Ab,      France     UK       Balzers        Bad Ragaz,    Syracuse,    Japan        Korea     Hong Kong   Singapore   Taiwan
Finland                      Liechtenstein  Switzerland   U.S.
-------  -------    -------  -------------  -----------   ---------    ----------   -------   ---------   ---------   --------
                                                |
                                                |
                                                |
                                                |
                                                |
                                               (c)
                                            -----------
                                             INFICON
                                             GmbH,
                                             Cologne,
                                             Germany
                                            -----------

Legend

(a) = Parent Company
(b) = Sales Subsidiary
(c) = Manufacturing Company
(d) = Management Company

    Subsidiary Name                        Location                        Ownership Percentage
    ---------------                        --------                        --------------------
    INFICON Inc. ....................      United States of America        100%
    INFICON AG ......................      Liechtenstein                   100%
    INFICON GmbH ....................      Germany                         100%
    INFICON GmbH ....................      Switzerland                     99.5%
    INFICON Aaland Ab ...............      Finland                         100%
    INFICON Ltd .....................      United Kingdom                  100%
    INFICON S.A.R.L .................      France                          100%
    INFICON Co., Ltd ................      Japan                           100%
    INFICON Ltd .....................      Taiwan                          100%
    INFICON Ltd .....................      Korea                           100%
    INFICON Pte. Ltd. ...............      Singapore                       99.99%
    INFICON Ltd .....................      Hong Kong                       99.96%

D.    Property, Plants and Equipment.

      Our global headquarters is located in Syracuse, New York, USA, and our manufacturing facilities include the following:

                                    Owned or     Expiration
Location of Facility                Leased        of Lease     Size ( sq.ft.)(1)         Primary Products
--------------------                ------        --------     -----------------         ----------------
Syracuse, New York, USA ......      Owned           N/A             150,000             In Situ Analysis
                                                                                        Environmental Health &
                                                                                        Safety
Balzers, Liechtenstein(2) ....      Leased          2002            125,000             Vacuum Control
                                                                                        Ultra Clean Processing
Cologne, Germany(3) ..........      Leased          2010             50,000             Leak Detection
Mariehamn, Finland ...........      Leased          2002             15,000             Vacuum Measurement

----------
(1) This figure includes gross space, i.e., including traffic and utility areas.
(2) We intend to relocate our operations to a new facility in the first half of 2002. In connection with this move, we incurred capital expenditures of approximately U.S.$3 million in 2001 to outfit the new facility for our requirements. During 2002 we expect to incur U.S.$4.4 million to complete the new facility.
(3) We are currently in the process of relocating a part of our operations to other buildings in the same building complex. In connection with this relocation, we estimate to incur capital expenditures of approximately U.S.$0.5 million.

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

Overview

      We are a leading developer, manufacturer and supplier of vacuum instrumentation and critical sensor technologies to the semiconductor and related markets, as well as other industries worldwide. Up until the public offering in November 2000, our business was wholly owned by Unaxis Holding AG. Historically, our products have been designed for customers in diverse industries. In 1997, Unaxis formed an instrumentation group by bringing its Balzers, Leybold and INFICON instrumentation businesses under a single global management. In connection with this initiative, we decided to focus on increasing our sales to semiconductor and related markets, to rationalize our product offerings and to consolidate our operations and research and development efforts to operate more efficiently and support our focus. The consolidation, which was completed in mid-1999, allowed us to reduce our personnel costs and other manufacturing overheads and achieve economies of scale. We are continuing to enhance our presence in the semiconductor and related markets, because we believe they are the largest and fastest growing markets for our products.

      We operate in two business segments: the semiconductor vacuum instrumentation segment and the general vacuum instrumentation segment. We have two major product lines that we include in the semiconductor vacuum instrumentation segment: our in situ analysis and ultra clean processing product lines. The products we sell in our semiconductor vacuum instrumentation segment are technologically advanced products, which were developed for use in various semiconductor-manufacturing applications. Although we sell some of these products outside of the semiconductor market, our general level of sales of these products is sensitive to the cyclical fluctuations of the semiconductor equipment market, which is generally more volatile than the semiconductor chip manufacturing market. For the years 2001, 2000 and 1999, we estimate that approximately 39%, 65% and 54%, respectively, of our sales in this segment were to semiconductor and related markets such as manufacturers of semiconductor chips, flat screen televisions and monitors, computer disc drive components and various electronic storage media, such as compact discs, digital video discs and floppy discs. While the semiconductor chip manufacturing market has been highly cyclical, it has shown improvement during 1999 and 2000. This has resulted in increased demand for our products. As a result the revenue growth of our semiconductor instrumentation segment during 2000 has been greater than the growth rate of our general vacuum instrumentation segment. Although the semiconductor chip manufacturing industry recovered in late 1999 and 2000, the industry entered another downturn in 2001 which contributed to a 15.2% decrease in net sales from 2000.

      Our general vacuum instrumentation segment consists of versatile products which are suitable for multiple applications in manufacturing, and industrial markets. Our products in this segment fall into two product lines: our leak detection and our vacuum control product lines. These products are used in many markets, including air conditioning, refrigeration, automotive, environmental testing, and semiconductor manufacturing. For the years 2001, 2000 and 1999, we estimate that approximately 10%, 14% and 10%, respectively, of our sales in this segment were to semiconductor and related markets. We anticipate that the percentage of our sales in this segment to the semiconductor industry will increase in future years as our vacuum gauges become more widely used in the semiconductor industry.

      We are subject to risks common to companies in the semiconductor industry, including the highly cyclical nature of the semiconductor industry leading to recurring periods of oversupply, development by our competitors of new technological innovations, dependence on key personnel, and the protection of proprietary technology. Our general vacuum instrumentation segment sells to diverse markets and, accordingly, we believe that it is less susceptible to the risks associated with the semiconductor or any other single market, but is susceptible to the performance of the economy as a whole. For more information on the risks of our business, see "Risk Factors".

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

      We generally recognize revenue (i.e., net sales) and accrue for anticipated returns, warranty costs and commissions, upon shipment. However, where sales are contingent upon customer acceptance, we recognize revenue after confirmation of acceptance. We typically ship our products within four to six weeks after receiving orders. Because of this relatively short backlog period, our revenue closely tracks changes in market conditions. Research and development costs are expensed as incurred. We anticipate that we will have additional personnel in research and development, particularly in the semiconductor vacuum instrumentation group, and, accordingly, that our research and development costs in this group will increase in the future.

      The effective tax rate in each year is less than the U.S. federal statutory rate primarily due to the lower tax rates imposed by the local jurisdictions in which our foreign operations are located. We do not expect the creation of our Swiss holding company to negatively impact our future effective tax rate.

      From a cash flow perspective, the company will realize a future tax benefit as a result of the restructuring. Since the asset transfer that occurred in the third and fourth quarter of 2000 related to the restructuring was a taxable transaction for Unaxis, the transaction resulted in goodwill and other intangible assets for tax purposes that will be deductible for tax purposes over the next fifteen years. A deferred tax asset has been recorded on the balance sheet for this future benefit and the expected cash flow. The Company's ability to realize these deferred tax assets is dependent on it generating sufficient income in the related jurisdictions, primarily the United States and Germany, to offset the deferred tax asset.

      The Company has assessed its critical accounting policies which include revenue recognition, pension actuarial assumptions and methods, inventory costing, reserves for obsolescence, bad debt, warranty and valuation allowances for deferred tax assets. Based upon our current methods, assumptions and estimates underlying these critical accounting policies, we feel these critical accounting policies are appropriate in the manner in which they are accounted for. We do not believe that modifications to the assumptions or changes in conditions would have a significant impact on earnings. The following summarizes specific accounting policies:

      Bad Debt. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

      Warranties. We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in extensive product quality programs and process, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product failure rates, material usage, and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability may be required.

      Inventory. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

      Pension Benefits. We have pension benefit costs and credits that are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and expected return on plan assets. We are required to consider current market conditions, including changes in interest rates, in selecting these assumptions. Changes in the related pension benefit costs or credits may occur in the future in addition to changes resulting from fluctuations in our related headcount due to changes in the assumptions.

      Deferred Tax Assets. We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged against income in the period such determination was made. Likewise, should we determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

      The financial statements include related party transactions with Unaxis. These transactions include revenues resulting from the sale of goods and services. Additionally, Unaxis has agreed to provide services to us, including services related to financial, accounting, tax, information technology and human resources. Although Unaxis is contractually obligated to provide us with these services, these services may not be provided at the same level as when we were a part of Unaxis, and we may not be able to obtain the same benefits. After the expiration of these various arrangements, we may not be able to replace the services or enter into appropriate leases in a timely manner or on terms and conditions, including cost, as favorable as those we receive from Unaxis.

         The Company does not have any off-balance sheet arrangements or transactions, other than operating leases, that should be disclosed which would have a significant impact on earnings. Our operating leases on our facilities in Germany and Liechtenstein extend through 2010 and 2013, respectively and are not subject to renegotiation prior to the expiration.

A.    Results of Operations.

      The following table sets forth, for the periods indicated, the amount and percentage of total net sales of certain line items included in our consolidated income statements:

                                                                              Years ended December 31,
                                                         ------------------------------------------------------------------
                                                                 2001                     2000                   1999
                                                         -------------------      ------------------     ------------------
                                                          U.S.$          %         U.S.$         %        U.S.$         %
                                                         --------      -----      --------    ------     -------      -----
                                                                        (in thousands)
                                                                           (audited)
      Net sales
           Semiconductor vacuum
                instrumentation ....................     $ 45,494       31.6%     $ 65,952      38.8%    $42,154       32.4%
           General vacuum
                instrumentation ....................       98,619       68.4%      104,024      61.2      87,838       67.6
                                                         --------      -----      --------    ------     -------      -----
                    Total net sales ................      144,113      100.0       169,976     100.0     129,992      100.0
      Cost of sales ................................       78,398       54.4        83,321      49.0      69,243       53.3
                                                         --------      -----      --------    ------     -------      -----
      Gross profit .................................       65,715       45.6        86,745      51.0      60,749       46.7
      Research and development .....................       12,431        8.6        11,037       6.5      11,523        8.9
      Selling, general and administrative ..........       39,961       27.7        41,889      24.6      38,332       29.5
                                                         --------      -----      --------    ------     -------      -----
      Income from operations .......................       13,323        9.3        33,819      19.9      10,894        8.4
      Interest expense (income), net ...............         (483)       (.3)          292        .2         130         .1
      Other expense, net ...........................        1,488        1.1         1,854       1.1         804         .6
                                                         --------      -----      --------    ------     -------      -----
      Income before income taxes ...................       12,318        8.5        31,673      18.6       9,960        7.7
      Provision for income taxes ...................        2,366        1.6         8,742       5.1       2,584        2.0
                                                         --------      -----      --------    ------     -------      -----
      Net income ...................................     $  9,952        6.9      $ 22,931      13.5%    $ 7,376        5.7%
                                                         ========      =====      ========    ======     =======      =====

The following table sets forth, for the periods indicated, certain segment information:

                                                                              Years ended December 31,
                                                         ------------------------------------------------------------------
                                                                 2001                     2000                   1999
                                                         -------------------      ------------------     ------------------
                                                          U.S.$          %         U.S.$         %        U.S.$         %
                                                         --------      -----      --------    ------     -------      -----
                                                                                    (in thousands)
                                                                                       (audited)
      Semiconductor Vacuum
      Instrumentation
      Net sales:
           In situ analysis ........................     $ 43,614       30.3      $ 54,187     31.9%     $36,662       28.2%
           Ultra clean processing ..................        1,880        1.3        11,765      6.9        5,492        4.2
                                                         --------      -----      --------    ------     -------      -----
                Total net sales ....................       45,494       31.6        65,952     38.8       42,154       32.4
      Gross profit .................................       22,364       15.5        39,034     22.9       22,146       17.0
      Earnings before interest and taxes ...........         (679)      (0.5)       17,931     10.6        3,479        2.7
      Identifiable assets(1) .......................       56,563         --        63,672       --       19,669         --

      General Vacuum Instrumentation
      Net sales:
           Leak detection ..........................       55,272       38.4        53,873     31.7       41,576       32.0
           Vacuum Control ..........................       43,347       30.0        50,151     29.5       46,262       35.6
                                                         --------      -----      --------    ------     -------      -----
                Total net sales ....................       98,619       68.4       104,024     61.2       87,838       67.6
      Gross profit .................................       43,351       30.1        47,711     28.1       38,603       29.7
      Earnings before interest and taxes ...........       12,514        8.7        14,028      8.3        6,611        5.1
      Identifiable assets(1) .......................     $ 81,631                 $ 89,262       --      $36,529         --

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

                                                                     Years ended December 31,
                                            ----------------------------------------------------------------------
                                                     2001                    2000                     1999
                                            -------------------       -------------------       ------------------
                                               U.S.$         %           U.S.$        %          U.S.$          %
                                            --------      -----       --------      -----       --------     -----
                                                                        (in thousands)
      Europe .......................        $ 63,637       44.2%      $ 73,750       43.4%      $ 66,686      51.3%
            United States ..........          41,157       28.6%        50,540       29.7%        36,398      28.0%
            Asia-Pacific ...........          35,220       24.4%        44,670       26.3%        25,218      19.4%
            Other ..................           4,099        2.8%         1,016        0.6%         1,690       1.3%
                                            --------      -----       --------      -----       --------     -----
                 Total .............        $144,113      100.0%      $169,976      100.0%      $129,992     100.0%
                                            ========      =====       ========      =====       ========     =====

----------
(1) The table above summarizes sales on the basis of a product's country of destination, as opposed to its country of origin.

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

      Net Sales

      Net sales decreased by 15.2% to U.S.$144.1 million for the year ended December 31, 2001 from U.S.$170.0 million for the year ended December 31, 2000. This decrease is due primarily to a decline in sales volume for the Semiconductor Vacuum Instrument Segment. Price changes did not have a significant impact on our net sales, however, our European sales are subject to a currency translation effect due to the weak European currencies. Sales for the year ended December 31, 2001 were negatively impacted by changes in currency exchange rates of U.S.$3.3 million, primarily with respect to the Swiss franc, Yen and the Euro, as compared to 2000.

      Semiconductor Vacuum Instrumentation Segment. Net sales decreased by 31.0% to U.S.$45.5 million for the year ended December 31, 2001 from U.S.$66.0 million for the year ended December 31, 2000. This decrease resulted from a lower demand for in-situ products during the last three quarters of 2001, from semiconductor manufacturers and their suppliers in the United States and Asia coupled with a low demand for our ultra clean processing products from back-end semiconductor packaging customers in Asia and Europe.

      General Vacuum Instrumentation Segment. Net sales decreased by 5.2% to U.S.$98.6 million for the year ended December 31, 2001 from U.S.$104.0 million for the year ended December 31, 2000. This decrease resulted from a weaker demand for our vacuum control products from data storage and semiconductor OEM customers. This decrease was partially offset by the acquisition of the HAPSITE product line and an increased demand for our leak detection products from our refrigeration, air-conditioning, automotive and semiconductor customers.

      Gross Profit

      Gross profit decreased by 24.2% to U.S.$65.7 million, or 45.6% of net sales, for the year ended December 31, 2001 from U.S.$86.7 million, or 51.0% of net sales, for the year ended December 31, 2000. This percentage decline is primarily due to unfavorable product mix and unabsorbed fixed costs associated with underutilized manufacturing capacity in our in-situ analysis, vacuum control and ultra clean processing product lines. This effect was partially offset by better utilization of manufacturing capacity and a favorable product mix within our leak detection product line.

      Research and Development

      Research and development costs increased by 12.6% to U.S.$12.4 million, or 8.6% of net sales, for the year ended December 31, 2001 from U.S.$11.0 million, or 6.5% of net sales, for the year ended December 31, 2000. This increase resulted primarily from an increased investment in new product development projects, including the purchase of intellectual property relating primarily to product development for the semiconductor industry for which the Company incurred U.S.$0.6 million during 2001. The Company also expects to incur expenses of U.S.$0.9 million during 2002 relating to the development of the intellectual property.

      Selling, General and Administrative

      Selling, general and administrative expenses decreased by 4.6% to U.S.$40.0 million, or 27.7% of net sales, for the year ended December 31, 2001 from U.S.$41.9 million, or 24.6% of net sales, for the year ended December 31, 2000. This decrease is a result of a comprehensive cost-reduction program introduced during the end of the first quarter of 2001. The cost-reduction program includes a reduction in overtime, temporary employees, employee salaries, a shortened workweek and temporary furloughs. We also reduced expenses incurred for: travel, advertising, outside services, bonuses and commissions. This decrease in expenses was partially offset by higher compensation expenses for increased headcount, and expenses related to being a public company.

      Income from Operations

      For the reasons stated above, income from operations decreased to U.S.$13.3 million, or 9.3% of net sales, for the year ended December 31, 2001 from U.S.$33.8 million, or 19.9% of net sales, for the year ended December 31, 2000.

      OtherExpense/Income

      Other expense was U.S.$1.5 million, or 1.1% of net sales, for the year ended December 31, 2001 as compared to U.S.$1.9 million, or 1.1% of net sales, for the year ended December 31, 2000. This reduction in expense primarily relates to the elimination of a management fee of U.S.$1.2 million charged by Unaxis in 2000 and was partially offset by foreign currency exchange losses and the write down of certain leasehold improvements during 2001.

      Provision for Income Taxes

      Provision for income taxes decreased to U.S.$2.4 million, or 19.2% of income before income taxes for the year ended December 31, 2001 from U.S.$8.7 million, or 27.6% of income before taxes, for the year ended December 31, 2000. This decrease resulted from a decrease in taxable income and the change in the effective tax rate. The effective tax rate has decreased due to increased earnings in lower-taxed jurisdictions.

      Net Income

      For the reasons stated above, net income decreased to U.S.$10.0 million, or 6.9% of net sales, for the year ended December 31, 2001 from U.S.$22.9 million, or 13.5% of net sales, for the year ended December 31, 2000.

Year Ended December 31, 2000 Compared with Year Ended December 31, 1999

      Net Sales

      Net sales increased by 30.8% to U.S.$170.0 million for the year ended December 31, 2000 from U.S.$130.0 million for the year ended December 31, 1999. This increase is due to growth of sales volume in all business areas. Price changes did not have a significant impact on our net sales; however, our European sales are subject to a currency translation effect due to the weak European currencies. Sales for the year ended December 31, 2000 were negatively impacted by changes in currency exchange rates of U.S.$9.5 million, primarily with respect to the Swiss franc and the Euro, as compared to 1999.

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

B.    Liquidity and Capital Resources.

      Historically, we have been able to finance our operations and capital requirements through cash provided by operations. Cash provided by operating activities was U.S.$24.8 million, U.S.$18.7 million and U.S.$13.1 million for the years ended December 31, 2001, 2000 and 1999 respectively. In 2001, cash provided by operating activities of U.S.$24.8 million consisted of net income of U.S.$10.0 million, depreciation and amortization of U.S.$2.9 million and a net decrease in working capital not related to financing activities of U.S.$11.4 million. In 2000, cash provided by operating activities of U.S.$18.7 million consisted of net income of U.S.$22.9 million, depreciation and amortization of U.S.$3.6 million and a net increase in working capital of U.S.$8.4 million. In 1999, cash provided by operating activities of U.S.$13.1 million consisted of net income of U.S.$7.4 million, depreciation and amortization of U.S.$4.0 million and a net decrease in working capital of U.S.$2.2 million.

      Working capital was U.S.$61.7 million as of December 31, 2001, compared to U.S.$53.5 million as of December 31, 2000. The increase was due primarily to an increase in cash of U.S.$5.1 million, an increase in inventory of U.S.$0.6 million, a decrease in other current and deferred tax assets of U.S.$3.9 million, a decrease in accounts receivable of U.S.$15.1 million, a decrease in accounts payable and accrued liabilities of U.S.$20.4 million, a decrease in income taxes payable of U.S.$2.2 million and the negative effect of foreign currency adjustments which totaled U.S.$1.1 million. Depreciation and amortization decreased to U.S.$2.9 million for the year ended December 31, 2001 from U.S.$3.6 million for the year ended December 31, 2000.

      Cash used in investing activities was U.S.$7.4 million, U.S.$4.9 million and U.S.$2.9 million for the years ended December 31, 2001, 2000 and 1999, respectively, primarily for the purchase of the HAPSITE business in 2001 and the purchase of property and equipment in each period. Cash (used in) provided by financing activities was U.S.$(11.3) million, U.S.$12.9 million and U.S.$(9.2) million in 2001, 2000 and 1999, respectively. In 2001 we repaid advances to Unaxis of U.S.$11.2 million. In 2000, we received U.S.$10.9 million as advances from Unaxis for restructuring and U.S.$34.5 million as proceeds from the initial public offering and payment on notes receivable from officers, U.S.$0.9 million proceeds from long term debt and used U.S.$28.2 million to repay short-term debt to Unaxis and U.S.$5.1 million advances to Unaxis compared to U.S.$9.2 million for advances to Unaxis in 1999.

      We currently rely on a credit facility for up to U.S.$30 million by Credit Suisse and loans provided by Unaxis. The funds are borrowed and repaid throughout the year, as cash flow is available. The interest charged by Credit Suisse is currently LIBOR + 1.25% p.a. for fixed advances. For a more detailed description of this credit facility, please see "Additional Information--Material Contracts--Loan Agreement with Credit Suisse". The interest charged by Unaxis on the loans provided to us is 7% of the outstanding balance. The average balance outstanding with Unaxis, exclusive of advances related to our reorganization, was approximately U.S.$1.2 and U.S.$1.5 million in 2001 and 2000, respectively. As of December 31, 2001, accounts payable to affiliates were U.S.$0.4 million. This outstanding balance relates primarily to payments due to Unaxis in connection with our normal operations.

      On February 28, 2001, the Company entered into two revolving credit facilities with HypoVereinsbank. The credit facilities include a HKD 10.0 million working capital financing arrangement and a HKD10.0 million margin coverage arrangement for foreign exchange forward transactions. The working capital financing arrangement can be either in the form of a current account overdraft facility, fixed advances with a maximum maturity of six months, short term trust receipt financing, issuance of letters of credit, or issuance of bank guarantees. The interest rates for the working capital facility are Hong Kong Interbank Offered Rate (HIBOR), plus 1% for loans in Hong Kong dollars and 1% for loans in U.S. dollars. The Company will be charged a monthly guarantee fee of 0.125% of the outstanding balance, or a minimum of HKD200, and upon drawing on the credit line, the Company will be charged an opening commission of 0.25% on the first U.S.$50, and 0.0625% on the balance. The working capital financing arrangement expires on February 28, 2002 and has an option for extension. The Company has U.S.$0 outstanding under the financing arrangement as of December 31, 2001.

      On March 31, 2001, the Company entered into a working capital financing arrangement with Dresdner Bank in the amount of DM 10.0 million. The financing arrangement can be either in the form of a current account overdraft facility or fixed advances. The interest rate for the overdraft facility is a fixed rate of 6.95%, and may be adjusted for changes in market interest rates. The interest rate for working capital advances in excess of 500,000 DM for 30 days or more is EURIBOR plus 0.95%. The working capital financing arrangement expires on March 31, 2002 and has an option for extension. The Company has U.S.$0 outstanding under the financing arrangement as of December 31, 2001.

      We currently believe the cash generated from operations, together with the cash balance as of December 31, 2001, and borrowings available under our line of credit, will be sufficient to satisfy our working capital and capital expenditure requirements. Capital expenditures in 2002 will be consistent with those in 2001 because we expect to invest approximately U.S.$4.4 million for building infrastructure changes and leasehold improvements for our manufacturing facility in Cologne, Germany and for the move of our Liechtenstein operations to a new facility in Balzers, Liechtenstein.

      We made full recourse loans available to our executive officers eligible to participate in the leveraged share plan for the purpose of purchasing up to 80% of the shares allocated to them under the plan. Loans made to executive officers have a term of 7 years and are on a recourse basis. The loans are secured by all of the shares purchased under the leveraged share plan, and we have either a first, or, if a portion of the shares are financed or refinanced by another lender, a second lien, on the shares. The loans have an interest rate equal to 120% of the mid-term applicable federal rate (as defined in the Internal Revenue Code) determined on the date the loans are made. The lock-up agreement entered into with the underwriters will be released to the extent that it is necessary for us or any other lender to realize on security in the shares. Under U.S. GAAP, the balances of the loans payable to us are offset against the value of the shares on our balance sheet. As of December 31, 2001, we had outstanding loans to executive officers in an aggregate amount of approximately U.S.$0.5 million.

C.    Research and development, patents and licenses, etc.

      For a description of our research and development policies for the last three years, please refer to "Information on the Company---Business Overview---Research and Development."

D.    Trend Information.

      Early in 2001 the semiconductor industry entered into a cyclical downturn and consequently a decrease in net sales. The decrease in net sales is due to a worldwide slowdown in demand for semiconductor products which resulted in a decline in demand from semiconductor capital equipment manufacturers and semiconductor device manufacturer customers. We believe our broadly balanced portfolio of businesses, with the majority of our business generated by more stable general industrial markets, and the considerable geographic diversity of our markets has helped mitigate the effects of the U.S.-led semiconductor sector downturn. In a period of market uncertainty in the semiconductor sector, we believe we are well positioned to outperform the sector as a whole because of our focus and leadership in emerging technologies and employing some of the most advanced enabling technologies in our manufacturing environment. We expect these new technologies to be substantially less affected by a technology sector downturn.

Euro Conversion

      Approximately 40%, 38% and 46% of our sales for the year ended December 31, 2001, 2000 and 1999, respectively, were to customers in the European Union. On January 1, 1999, a single currency called the euro was introduced in Europe. Eleven of the fifteen member countries of the European Union adopted the euro as their common legal currency on that date. Fixed conversion rates between these participating countries' existing currencies (the "legacy currencies") and the euro were established as of that date. The legacy currencies are scheduled to remain legal tender as denominations of the euro until at least January 1, 2002, but not later than July 1, 2002. During this transition period, parties may settle transactions using either the euro or a participating country's legacy currency.

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

      We believe the conversion to the euro will reduce our exposure to changes in foreign exchange rates, due to the netting effect of having assets and liabilities denominated in a single currency, as opposed to the various legacy currencies. As a result, we expect that our foreign exchange hedging costs will be reduced. We believe the introduction of the euro does not have any material tax consequences. We also believe the euro conversion will not have a material effect on our financial position or results of operations.

Recent Accounting Pronouncements

      In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling of interests method. The implementation of SFAS 141 did not have a material impact to the Company's consolidated income, financial position, or cash flows.

      In July 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets", which is effective for the Company on January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization and includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, and reclassification of certain intangibles out of previously reported goodwill. SFAS 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. As a result of implementing SFAS 142, the Company will stop amortizing any goodwill effective January 1, 2002 but will continue to amortize other intangible assets. The elimination of any goodwill amortization will not have a material impact to the Company's consolidated income, financial position, or cash flows.

      In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management is currently determining what effect, if any, SFAS 143 will have on its financial position and results of operations.

      In October 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supersedes FASB 121 "Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to be Disposed of." SFAS 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business." SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and will be adopted by the Company, as required, on January 1, 2002. Management is currently determining what effect, if any, SFAS 144 will have on its financial position and results of operations.

Item 6. Directors, Senior Management and Employees

A.    Directors and Senior Management.

      Our articles of incorporation provide that the board of directors may consist of one or more members at any time. Directors are elected and removed by shareholder resolution. Members of our board of directors serve three-year terms and may be reelected upon completion of their term of office. The shareholders may remove the directors without cause. Our seven directors currently in office were elected by shareholder resolution.

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

      If either we or Mr. Brissenden terminate his employment without cause upon at least twelve months notice, Mr. Brissenden will continue to provide services to us during the notice period and we will continue to pay Mr. Brissenden his base salary and he will continue to participate in our employee benefit plans. Upon termination of the notice period, we will have no further obligation to Mr. Brissenden under the agreement. If Mr. Brissenden terminates his employment by reason of a disability, he shall continue to receive his base salary for up to three months following his termination of employment.

      Set forth below are the name, age, principal position and biographical description of each of our directors and executive officers:

Name                                    Age            Position
----                                    ---            --------
Paul Choffat ......................     52             Chairman of the Board of Directors
John J. Grad ......................     63             Vice-Chairman of the Board of Directors
Kurt Muck .........................     47             Director
Paul E. Otth ......................     58             Director
Karsten Ottenberg .................     40             Director
Thomas Staehelin ..................     54             Director
James L. Brissenden ...............     63             Director, Chief Executive Officer and President
Peter G. Maier ....................     39             Vice President and Chief Financial Officer
Ulrich Doebler ....................     46             Vice President, Leak Detection
Gary W. Lewis .....................     56             Vice President, Environmental Health & Safety
Linda Van Roekel ..................     53             Vice President, In Situ Analysis
Lukas Winkler .....................     39             Vice President, Vacuum control
Albert Zueger .....................     56             Vice President, Ultra Clean Processing

      Paul Choffat. Before becoming an entrepreneur and private investor in September 1999, Mr. Choffat was the Managing Director and CEO of Fotolabo SA for three years where he was responsible for the strategic and operational initiatives of the Company . Prior to his engagement with Fotolabo SA, Mr. Choffat was a Member of the Executive Board of Sandoz AG where he was responsible for initial integration of Sandoz & Ciba. Prior to his engagement with Sandoz AG, he was the President and CEO of Von Roll AG for one year. Mr. Choffat currently also holds directorships in several other Swiss corporations. Mr. Choffat holds a PhD in Law from the University of Lausanne and a M.B.A. from IMD, Lausanne.

      John J. Grad. Mr. Grad is President of John J. Grad and Associates, Inc. Management Consultants. In 1987, Mr. Grad joined Landis & Gyr AG where he became President of Landis & Gyr Powers, Inc. In 1991, he was named to their Executive Board and in 1993, he assumed the responsibility for Landis & Gyr Holding, Inc., the holding company for all North American divisions, while retaining the position of President and CEO of Landis & Gyr Powers, Inc. In March 1996, he became President and CEO of Landis & Staefa, Inc., a position that he retained until the creation of Siemens Building Technologies. From October 1998 through October 2000, Mr. Grad served as President and Chief Executive Officer of Siemens Building Technologies, Inc. Mr. Grad holds a Bachelor of Science degree in Industrial Management and a M.B.A. from the University of Cincinnati.

      Kurt Muck. In 2000 Mr. Muck became Chairman of the Board of Directors of Unaxis Deutsche Holding AG and Executive Vice President and Member of the Executive Board of Unaxis Holding AG. From 1985 to 1996 Mr. Muck held various positions at Philips GmbH including Managing Director of Philips GmbH, Germany and Managing Director of Philips Semiconductors for Central Europe. In 1997, Mr. Muck served as President of Siemens Division for Electro Mechanical Components. Mr. Muck holds an engineering degree from the Technical College in Nuremberg.

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

      Karsten Ottenberg. Mr. Ottenberg is Senior Vice President of Philips Semiconductors, and holds the position of General Manager of the Business Unit Identification, with headquarters in Hamburg, Germany. The Business Unit is focussing on IC's for the smart card, the smart tag&label, the car access and immobilizer as well as the corresponding reader markets. Prior to taking over the responsibility for the Identification business late 1999, Mr. Ottenberg held a number of senior management positions at Philips Semiconductors International Marketing and Sales between 1995 and 1999. These included General Manager positions of the European Sales Operation, the European Automotive Market Segment and the German Marketing Sales Organization. Before joining Philips Semiconductors, Karsten was at Philips Research from 1987-1994, conducting research and managing international projects in the area of computer vision and artificial intelligence. He has a background in physics, mathematics and computer science, and he holds a Ph.D. from University of Utrecht, The Netherlands.

      Thomas Staehelin. Mr. Staehelin is a Swiss corporate and tax attorney and partner in the Basel based law firm Fromer, Schultheiss and Staehelin. Mr. Staehelin is a private investor and serves on the boards of various Swiss listed or unlisted companies in various capacities ranging from a member, Vice-Chairman, or Chairman. Mr. Staehelin holds a Ph.D. in Law from the University of Basel. He currently serves as Chairman of the Chamber of Commerce of Basel and was a member of parliament.

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

      Peter G. Maier. Mr. Maier joined INFICON in 1996 as Director of Information Systems and became Vice President of Finance for Leybold Inficon, and Controller for the Instrumentation Division in 1998. Prior to joining us, Mr. Maier served Deloitte Consulting as project manager and consultant for enterprise application integration (SAP R/3) from 1994 to 1996. From 1992 to 1994, Mr. Maier served as Controller for Heidelberger Druckmaschinen AG in Germany. Mr. Maier holds a masters degree in business administration and computer science from the University of Karlsruhe, Germany.

      Ulrich Doebler. Dr. Doebler joined INFICON in 1986. From 1996 to December 1999, Dr. Doebler was the Marketing and Engineering Manager of our Leak Detection business unit. Dr. Doebler holds a PhD in physics from the University of Cologne.

      Gary W. Lewis. Mr. Lewis joined INFICON in November 1984 as Manufacturing Manager and was named Vice President of Quality Assurance in 1991. He has managed some of the various leak detection products since 1995 and was a key participant in the acquisition of the EHS (HAPSITE) business. Mr. Lewis holds a B.S. in electrical engineering from Clarkson University and an MBA from Chapman University.

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

      Lukas Winkler. Mr. Winkler joined the company in January 1993 and has served as our Vice President, Vacuum control since January 1997. From January 1995 to January 1997, Mr. Winkler served our Balzers AG subsidiary as General Manager Production. Mr. Winkler has a Masters Degree in engineering from the Swiss Federal Institute of Technology and an MBA from Syracuse University.

      Albert Zueger. Mr. Zueger joined the company in 1964. From January 1997, he has been Vice President, Ultra Clean Processing. Prior to that, Mr. Zueger held various management positions within the company. Mr. Zueger holds a B.S. in mechanical engineering from the University of Applied Sciences Liechtenstein.

      Unaxis, as our sole shareholder prior to our initial public offering, has elected all of our directors. INFICON and Unaxis had an understanding that Unaxis would elect Messr. Muck and Otth, two of its own officers, to our board of directors.

B.    Compensation.

      During the fiscal year ended December 31, 2001, the aggregate amount of compensation (including any benefits in kind granted) that we paid to our seven executive officers as a group amounted to U.S.$0.9 million. During the fiscal year ended December 31, 2001 our board of directors received CHF 464,000 in compensation. One half of this amount was paid in cash, payable semi-annually. The other half was provided in the form of options to purchase INFICON shares. The aggregate number of options provided to the directors was calculated based on the sum of CHF 232,000 (approximately U.S.$138,500) divided by the Black-Scholes value of an option on the grant date. The options vested immediately, and become exercisable after a year and will expire seven years after the grant date. On May 15 and November 15, 2001, the Company agreed to pay our directors an aggregate of 1,550 and 2,030 options, respectively, at exercise prices of CHF 174 and 128. The exercise price is equal to the closing price of the shares on the grant date.

      During 2001, we contributed an aggregate amount of approximately U.S.$174,300 to provide pension, retirement and similar benefits to our executive officers.

C.    Board Practices.

General

      Members of our board of directors serve three-year terms which for the current members expire on the date of the annual meeting of shareholders in 2003. Executive officers are appointed by and serve at the discretion of the board of directors, subject to any applicable employment agreements. Currently, only our Chief Executive Officer and President, Mr. Brissenden, has an employment agreement with us.

      None of the directors of the Company or any of our subsidiaries has currently a service contract with us or any of our subsidiaries that provides for benefits upon termination of employment.

Committees of the Board of Directors

      During 2001, the audit committee was comprised of Paul Choffat, John Grad, and Thomas Staehelin. The audit committee must consist of directors who are not officers or employees of INFICON. Each member of the audit committee meets the independence requirements of the Nasdaq National Market rules, the Board of Directors has adopted a written charter for the audit committee. The purpose of the audit committee is to assist the board of directors in fulfilling its responsibility to oversee our financial reporting process, including monitoring the integrity of our financial statements and the independence and performance of our internal and external auditors.

      The responsibilities of the audit committee include:

      o recommending to the board of directors the independent public accountants to be selected to conduct the annual audit of our books and records;
      o reviewing the proposed scope of such audit and approving the audit fees to be paid;
      o reviewing the adequacy and effectiveness of our accounting and internal financial controls with the independent public accountants and our financial and accounting staff;
      o reviewing and approving transactions between the Company and its directors, officers and affiliates; and
      o reviewing and reassessing annually the adequacy of our audit committee charter.

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

Our compensation committee currently consists of Mr. John Grad, Mr. Karsten Ottenberg and Mr. Kurt Muck .

D.    Employees.

      As of December 31, 2001, we had 673 full time employees and on average during 2001, we had approximately 21 temporary or part time employees. We had 694, 691 and 653 employees as of December 31, 2001, 2000 and 1999, respectively.

      The following table shows a breakdown of employees by main category of activity and geographic location:

                                    Year 2001
                                    ---------

                               Employees by Region

Employees
by Activity                    Europe        North America       Asia             Total
                             ----------------------------------------------------------
Manufacturing                    120                    91         --              211
Research and
Development                       65                    51                         116
Sales & Marketing                 73                    64         38              175
General
Administration                   105                    52         35              192
                                 ---                   ---        ---              ---
Total                            363                   258         73              694

      Some of our non-management workers at our German facility belong to German workers unions. However, we do not negotiate collective bargaining agreements with these unions to cover our workers nor do we have any other direct relationships with them. Instead, in accordance with German practice, unions negotiate agreements with industry-wide employers' associations. In recent years, unions have cooperated with industry, agreeing to concessions to improve operating efficiency. A German collective bargaining agreement governs the employment of all workers of the categories organized in the relevant union, whether or not the individual worker is a union member.

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

E.    Share Ownership.

      Our directors and executive officers beneficially own, as a group, 14,545 shares and 14,542 options to purchase 72,710 shares of INFICON. The terms of these options are described below.

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

      Leveraged Share Plan. The leveraged share plan was available only in connection with our initial public offering to three tiers of employees: the Chief Executive Officer, other executive officers and key employees. No shares were being made available to our directors under the leveraged share plan. Depending on an eligible employee's tier, an eligible employee could purchase shares in the offering at the initial public offering price for a total purchase price between CHF 40,000 and CHF 1,000,000 (U.S.$22,504 and U.S.$562,588,
respectively). For each share purchased in the initial public offering by an eligible employee pursuant to the leveraged share plan, such eligible employee received an option to purchase five shares at the offer price. The amount of shares authorized for issuance under the leveraged share plan had a maximum aggregate value of CHF 7.0 million (U.S.$3.9 million), representing 31,111 shares at the initial offering price of CHF 225. Employees are at all times fully vested in shares purchased under the plan.

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

      The loans were made on a full recourse basis and are secured by all shares purchased under the plan by such executive officer or key employee and we have either a first or if a portion of the shares are financed or refinanced by another lender, a second lien on the shares. The loans have an interest rate equal to 120% of the mid-term applicable federal rate (as defined in the Internal Revenue Code) determined on the date the loans are made. The lock-up agreement entered into with the underwriters and the restrictions on transfer under the leveraged share plan and the discounted share purchase plan will be released to the extent that it is necessary for us or any other lender to realize on security in the shares. As of December 31, 2001, we had outstanding loans to executive officers in an aggregate amount of approximately U.S.$0.5 million.

      During the period during which the option may be exercised, an employee may elect to pay for the shares, issuable upon exercise of such option and, if required by us, to satisfy tax withholding obligations related to the option, in full at the time of exercise as follows:

      o     in cash;

      o at the discretion of the board of directors with shares that are already owned by the participant;

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

Item 7. Major Shareholders and Related Party Transactions

A.    Major Shareholders.

      The following table sets forth the number and the percentages of shares, on a fully diluted basis, that our principal shareholder Unaxis owned as of February 28, 2002 and and March 21, 2001.

                                 As of February 28, 2002                       As of March 21, 2001
                                 -----------------------                       --------------------
                         ---------------------------------------       -------------------------------------
Owner                    Number of Shares (1)(2)      Percent(1)       Number of Shares(2)(3)        Percent
-----                    -----------------------      ----------       ----------------------        -------
Unaxis Holding AG               451,675                 19.51%                451,675                 19.51%
Hofwiesenstrasse
135
P.O. Box 1309
CH-8021 Zurich

================================================================================

      o Under Swiss law, each director of INFICON Holding AG must own at least one director's qualifying share. Although each of our directors owns one share in compliance with this law, we disregarded these shares for the purpose of this table.
      o Each share, including any of the shares owned by Unaxis, has one vote.
      o Under a share lending agreement entered into by Unaxis and the underwriters in our initial public offering, the underwriters obtained from Unaxis 260,000 shares to cover over-allotments. The over-allotment option was not exercised by the underwriters and the share lending agreement was settled by returning 133,075 shares to Unaxis and selling the remaining 127,325 shares to certain institutional investors.

      According to our records, 168,036 of our shares are held, directly or in the form of ADS, by an aggregate of 142 holders located in the United States. However, some of the shareholders located in the United States might have chosen not to register their name, citizenship or registered office and address in our share register. For this reason, our records may not accurately reflect the actual number of holders located in the United States and the shares held by these holders.

      There are no arrangements which INFICON is aware of that may result in a change of control of INFICON.

B.    Related Party Transactions.

Agreements in Connection with our Separation from Unaxis

      In connection with our separation from Unaxis and our initial public offering on November 8, 2000, we entered into a number of agreements with related parties. The summary description of these agreements below does not purport to be complete. You should read the full text of these agreements which were included as exhibits to the registration statement on Form F-1 filed with the Securities Exchange Commission in connection with our initial public offering and which are incorporated herein by reference. The registration statement (including the exhibits and schedules thereto) may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Securities and Exchange Commission located at The Woolworth Building, 233 Broadway, New York, New York 10279 and at Citicorp Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Securities and Exchange Commission also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of this website is http://www.sec.gov.

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

(4)   Vacuum Control:

      Capacitance diaphragm gauges (including such gauges with a ceramic diaphragm), Bayard-Alpert gauges, Penning gauges, Pirani gauges and combination gauges. Various valves and fittings, including integrated gas-dosing controllers.

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

(3)   Components:

      Systems/Products for Vacuum Generation including:

      o     Dry pumps

      o     Turbomolecular pumps (including drag pumps)

      o     Cryogenic pumps

      o     Turbostream blowers

      o     Forevacuum pumps

      o     Cryo cooler technology

      Gas Chromatograph/Mass Spectrometers for volatile organic compounds Payload fairings for the space industry. Satellite and solar generator components.

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

      The asset transfer agreements were entered into on various dates during the period from June 30, 2000 to December 15, 2000. Regulatory requirements in China delayed the transfer of Chinese assets. The Chinese transfer became effective in the second quarter of 2001. During the current transition period, Unaxis held any benefits and liabilities derived from these assets for the benefit of our new Hong Kong subsidiary.

Intercompany Service Agreements

      Services. Each of our subsidiaries has signed one or several intercompany service agreements with its respective Unaxis counterpart or counterparts in its jurisdiction. These agreements cover various services that differ from jurisdiction to jurisdiction, including finance, legal, tax, information technology, human resources and other services. Each agreement includes a detailed description of the services to be provided and service terms. The service fee for all the agreements was determined by Unaxis. Although these agreements were not negotiated at arm's length we believe that they are on terms no less favorable to INFICON than could have been obtained from unaffiliated third parties.

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

      Term and Termination. Except for the agreement of our Taiwan subsidiary which terminated March 30, 2001, the agreements remain in effect for an unlimited period of time unless terminated in accordance with the terms of the agreement. The agreement provides for a termination by any party upon six months' prior written notice. In addition, any party may terminate the agreement in case of a material breach of the agreement if the breaching party has not remedied such breach within sixty business days after being given notice of the breach. A termination may relate to all or any one or more services, except in the event of a material breach of a service where it relates to this particular service only.

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

      Although the tax deed was not negotiated at arm's length, we believe that its terms and conditions, taken as a whole, are reasonable

Intercompany Loans

      We have currently the following intercompany loans outstanding:

                               Intercompany Loans
                                 (in thousands)

                                                                                         Interest
Borrower                        Lender                Currency   Face Amount   in USD      Rate
--------                        ------                --------   -----------   ------      ----
INFICON Inc, US                 INFICON GmbH, CH         USD        65,332     65,332     6.85%
INFICON GmbH, Cologne           INFICON GmbH, CH         EUR        11,709     10,374     3.90%
INFICON AG, Liechtenstein       INFICON Holding AG       CHF        17,291     10,336     3.53%
INFICON Ltd, Korea              INFICON Holding AG       KRW       481,546        367     6.40%
INFICON Ltd, Korea              INFICON Holding AG       USD           400        400     3.51%
INFICON Pte Ltd, Singapore      INFICON Holding AG       USD           200        200     6.40%
INFICON Co., Ltd, Japan         INFICON Holding AG       JPY       368,536      2,811     0.58%
INFICON Ltd, Taiwan             INFICON Holding AG       USD           600        600     3.50%
INFICON Ltd, United Kingdom     INFICON Holding AG       GBP           150        218     6.04%
INFICON Aaland Ab, Finland      INFICON Holding AG       EUR         1,100        975     3.85%
INFICON Ltd, Hong Kong          INFICON Holding AG       USD           328        328     3.43%

      All of these loans are unsecured fixed advances extended in connection with the purchase by our subsidiaries of the assets relating to our business from Unaxis.

C.    Interests of Experts and Counsel.

      Not applicable.

Item 8. Financial Information

A.    Consolidated Statements and Other Financial Information.

Index to Financial Statements

                                                                                                      Page Number
                                                                                                      -----------
1. Index to Financial Statements

Report of the Independent Auditors                                                                    F-2

Consolidated Balance Sheets as of December 31, 2001 and 2000                                          F-3

Consolidated Statements of Income for the three years in the period ended December 31, 2001           F-4

Consolidated Statements of Shareholder's Equity for the three years in the period ended               F-5
December 31, 2001

Consolidated Statements of Cash Flows for the three years in the period ended December 31, 2001       F-6

Notes to Consolidated Financial Statements                                                            F-7

2. Financial Statement Schedule

Schedule II - Valuation and Qualifying Accounts                                                       F-25

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

B.    Significant Changes.

      Since the date of the annual financial statements in this annual report, no significant change has occurred.

Item 9. The Offer and Listing

A.    Offer and Listing Details.

      The Company's registered shares are listed and principally traded on the Swiss Exchange, where prices are expressed in Swiss francs. The Company's registered shares are also traded on the Nasdaq National Market as American Depositary Shares. The table below presents, for the registered shares on the Swiss Exchange and Nasdaq National Market the:

      o     annual high and low market prices for the last three years and,

      o     high and low market prices for each financial quarter for 2001 and,

      o high and low market prices for each month for the most recent six months.

For each of the periods indicated, the information presented is based on the:

      o high and low closing sales prices quoted in Swiss francs for the registered shares on the Swiss Exchange.

      o The U.S. dollar equivalent based on the Noon Buying Rate on the last trading day of the periods presented. The "Noon Buying Rate" is the rate in New York City for cable transfers in selected currencies as certified for customs purposes by the Federal Reserve Bank of New York.

      For the last three years and each financial quarter for 2001, our high and low marked prices have been:

Period                               High                                 Low
------------------     --------------------------------    --------------------------------
                       Shares (in CHF)  ADSs (in U.S.$)    Shares (in CHF)  ADSs (in U.S.$)
                       ---------------  ---------------    ---------------  ---------------
Year ended
December 31, 1999               --              --                  --              --
December 31, 2000           240.00           12.88              150.00            9.75
December 31, 2001           197.00           11.50               86.00            5.40

Quarter ended
March 31, 2001              190.00           11.50              136.00            8.38
June 30, 2001               197.00           11.00              150.00            8.53
September 30, 2001          180.00            9.80               86.00            5.55
December 31, 2001           163.00            9.50               87.00            5.40

B.    Plan of Distribution.

      Not applicable.

C.    Markets.

      Our shares are listed on the SWX Swiss Exchange and our ADSs are listed on The Nasdaq National Market, in each case under the symbol "IFCN".

D.    Selling Shareholders.

      Not applicable.

E.    Dilution.

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

      A purchaser that does not make such disclosure will be registered as a shareholder without voting rights. This means that the purchaser may not participate in or vote at a shareholders' meeting, but will still be entitled to dividends and other rights with financial value. Notwithstanding the foregoing, any shares held by or on behalf of The Bank of New York, as depositary, or any successor depositary for the ADSs, will be registered with voting rights. We may enter into agreements with banks or finance companies which hold shares for the account of other persons (nominees) regarding the entry of the beneficial owners of our shares into the share register.

      The shares and the pecuniary rights arising therefrom may only be pledged in favor of the bank which has the book-entry regarding these shares by written pledge agreement. A notification to us is not required.

Voting Rights and Share Certificates

      Each of our shares carries one vote at our shareholders' meetings. Voting rights may be exercised only after a shareholder has been recorded in our share register (Aktienbuch) as a shareholder with voting rights. We may enter into agreements with banks or financial companies which hold shares for the account of other persons (nominees) regarding the exercise of the voting rights related to the shares. Registration with voting rights is subject to restrictions. See "The Offer and Listing--Transfer of Shares".

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

Authorized and Conditional Share Capital

      Under the Swiss Code of Obligations, the shareholders may decide on an increase of the share capital in a specified aggregate par value up to 50% of the existing share capital in the form of:

      (1) authorized capital (genehmigtes Kapital) to be utilized at the discretion of the board of directors within a period not exceeding two years; or

      (2) conditional capital (bedingtes Kapital) for the purpose of issuing shares, inter alia, (i) to grant rights to employees of a company or its subsidiaries to subscribe to new shares or (ii) to grant conversion rights or warrants to holders of convertible bonds. Such capital is called "conditional" because the issuance of any new shares is conditioned upon third parties, such as employees of the company or convertible bondholders, exercising their rights to require the issuance of such shares.

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

The Rights of ADR Holders

      The rights of our ADR holders are set out in and limited by the provisions of the deposit agreement among us, The Bank of New York and the owners and beneficial owners from time to time of ADRs.

      The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR which were included as exhibits to the registration statement on Form F-1 filed with the Securities Exchange Commission in connection with our initial public offering and which are incorporated herein by. The registration statement (including the exhibits and schedules thereto) may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Securities and Exchange Commission located at The Woolworth Building, 233 Broadway, New York, New York 10279 and at Citicorp Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Securities and Exchange Commission also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of this website is http://www.sec.gov.

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

Fees and Expenses

ADR holders must pay:                     For:
---------------------                     ----

$5.00 (or less) per 100 ADSs              o Each issuance of an ADR,
                                              including as a result of a
                                              distribution of shares or rights
                                              or other property
                                          o Each cancellation of an ADR for
                                              the purpose of withdrawal,
                                              including if the deposit
                                              agreement terminates
$.02 (or less) per ADS                    o Any cash distribution to you
A fee equivalent to the fee that          o Distribution of securities
  would be payable if the                     distributed to holders of
  securities distributed to you had           deposited securities which are
  been shares and the shares had              distributed by The Bank of New
  been deposited for issuance of              York to ADR holders
  ADSs
$1.50 per ADR delivered                   o Registration or transfer of
                                              ADRs
Registration or transfer fees             o Transfer and registration of
                                              shares on our share register to
                                              or from the name of The Bank of
                                              New York or its agent when you
                                              deposit or withdraw shares. No
                                              such fees are currently charged
                                              for registration or transfer of
                                              our shares.
Expenses of The Bank of New York          o Conversion of foreign currency
                                              to U.S. dollars
Expenses of The Bank of New York          o Cable, telex and facsimile
                                              transmission expenses (if
                                              expressly provided in the deposit
                                              agreement)
Taxes and other governmental              o As necessary.
  charges The Bank of New York or
  the custodian have to pay on any
  ADR or share underlying an ADR,
  for example, stock transfer
  taxes, stamp duty or withholding
  taxes
Any charges payable by The Bank           o As incurred. No charges of this
  of New York or its agents in                type are currently made in the
  connection with servicing the               Swiss market.
  deposited securities.

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

Reclassifications, Recapitalizations and Mergers

If we:                                    Then:
------                                    -----

o Change the nominal or par value         The cash, shares or other securities
  of our shares                           received by The Bank of New York will
o Reclassify, split up or                 become deposited securities. Each ADS
  consolidate any of the deposited        will automatically represent its
  securities                              equal share of the new deposited
                                          securities.
o Distribute securities on the            The Bank of New York may, and will if
  shares that are not distributed         we ask it to, distribute some or all
  to you                                  of the cash, shares or other
o Recapitalize, reorganize,               securities it received. It may also
    merge, liquidate, sell all or         issue new ADRs or ask you to
    substantially all of our assets,      surrender your outstanding ADRs in
    or take any similar action            exchange for new ADRs identifying the
                                          new deposited securities.

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

C.    Material Contracts.

Agreements in Connection with our Separation from Unaxis

      For a summary description of these agreements, to the extent they are material, please see "Major Shareholders and Related Party Transactions--Related Party Transactions" above.

      For a summary description of the deposit agreement between us, The Bank of New York as depositary and the owners and beneficial owners from time to time of ADRs, please see "Additional Information---The Rights of ADR Holders".

Loan Agreement with Credit Suisse

      On November 23, 2000, we entered into a loan agreement with Credit Suisse to provide us with working capital financing in an amount of up to U.S.$30.0 million in the form of either a current account loan, fixed advances, bid-/advance payment-/performance bonds, the issuance of letters of credit or margin coverage for foreign exchange forward transactions. The initial interest rates for any current account loan were fixed at 9% for loans in U.S.$, 7.75% for loans in Euro and 5.25% for loans in CHF. Credit Suisse, however, reserved the right to make adjustments to reflect prevailing money and capital market conditions. Credit Suisse will in each case determine the interest rates for any fixed advances in accordance with prevailing money and capital market rates and the pricing grid attached as annex 1 to the agreement. Currently, the interest rate for fixed advances is set at LIBOR +1.25% per annum. As consideration for its services, Credit Suisse charged us an upfront fee of 0.125% upon closing of the agreement, calculated on the facility amount, and will charge us a quarterly fee of 0.25% on the loan amount when used as current overdraft facility and a commitment fee of 0.1% per annum on the entire facility amount, payable quarterly in arrears, which latter amount will be deducted on payable interest and letter of credit fees on all utilizations under the credit facility. The agreement has a term of one year and will automatically be extended for another year, unless terminated with effect as of the end of a term by one party upon 90 days prior written notice.

The agreement contains a pari passu covenant with respect to any existing or future similar bank loans and a material adverse change clause. The agreement is governed by Swiss law. Currently, we have not drawn funds under this facility.

Loan Agreement with HypoVereinsbank

      On February 28, 2001, the Company entered into two revolving credit facilities with HypoVereinsbank. The credit facilities include a HKD 10.0 million working capital financing arrangement and a HKD10.0 million margin coverage arrangement for foreign exchange forward transactions. The working capital financing arrangement can be either in the form of a current account overdraft facility, fixed advances with a maximum maturity of six months, short term trust receipt financing, issuance of letters of credit, or issuance of bank guarantees. The interest rates for the working capital facility are Hong Kong Interbank Offered Rate (HIBOR), plus 1% for loans in Hong Kong dollars and 1% for loans in U.S. dollars. The Company will be charged a monthly guarantee fee of 0.125% of the outstanding balance, or a minimum of HKD200, and upon drawing on the credit line, the Company will be charged an opening commission of 0.25% on the first U.S.$50, and 0.0625% on the balance. The working capital financing arrangement expires on February 28, 2002 and has an option for extension. The Company has U.S.$0 outstanding under the financing arrangement as of December 31, 2001.

Loan Agreement with Dresdner Bank

      On March 31, 2001, the Company entered into a working capital financing arrangement with Dresdner Bank in the amount of DM 10.0 million. The financing arrangement can be either in the form of a current account overdraft facility or fixed advances. The interest rate for the overdraft facility is a fixed rate of 6.95%, and may be adjusted for changes in market interest rates. The interest rate for working capital advances in excess of 500,000 DM for 30 days or more is EURIBOR plus 0.95%. The working capital financing arrangement expires on March 31, 2002 and has an option for extension. The Company has U.S.$0 outstanding under the financing arrangement as of December 31, 2001.

Lease Agreements for Manufacturing Facilities in Balzers, Liechtenstein and Cologne, Germany

      The lease agreement between Unaxis Balzers AG as landlord and INFICON AG, Balzers as tenant for the manufacturing facility in Balzers, Liechtenstein was entered into on September 1, 2000 and is effective until December 31, 2001. It is renewable for additional terms of three months each unless terminated three months prior to expiration of its respective term. The rent is calculated based upon certain factors such as depreciation of and interest from building and infrastructure for costing purposes and adjusted by the parties to the agreement if there is a material change to any of these factors. As per September 1, 2000, the rent was CHF 1.1 million plus additional expenses in the amount of CHF 886,000. The rent is payable on a monthly basis. Within the first half of 2002 INFICON AG will move into a new leased facility owned by a local private entrepreneur. The current lease term is 12 years and contains two options for the Company to extend the lease up to an additional 14 years. Annual lease costs are CHF 2,918,000.

      The lease agreement between BuL Vermietungsgesellschaft mbH & Co. KG as landlord and INFICON GmbH as tenant for the manufacturing facility in Cologne, Germany was entered into with effect as of July 1, 2000 for a term of ten years. The monthly rent is DM 61,822 and will be adjusted according to the prevailing German cost of living-index. There are additional monthly charges in the amounts of DM 12,794 and DM 2,000 to cover utilities and administrative expenses and a monthly prepayment in the amount of DM 9,000 for additional costs which will be calculated based on a certain formula. The lease agreement is governed by German law and contains customary representations and warranties. In addition, landlord and tenant agreed that in the beginning of 2001 the tenant will vacate some of the used area and take over some additional floor-space in other buildings and that the landlord will make a correlating adjustment to the rent.

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

      Because payments of dividends with respect to ADSs and shares are to be made in Swiss Francs, a U.S. Holder will be required to determine the amount of dividend income by translating the Swiss Francs into U.S. dollars at the "spot rate" on the date of receipt regardless of whether such Swiss Francs are converted into U.S. dollars. The tax basis of Swiss Francs received by you will equal the U.S. dollar equivalent of such Swiss Francs at the spot rate on the date such Swiss Francs are received by you. Upon subsequent exchange of such Swiss Francs for U.S. dollars, or upon the use of such Swiss Francs to purchase property, you will recognize exchange gain or loss equal to the difference between your tax basis for the Swiss Francs and the U.S. dollars received or, if property is received, the fair value of the property on the date of the exchange. Such gain or loss will be treated as United States source ordinary income or loss. A U.S. Holder may be required to recognize exchange gain or loss if the amount of any refund of the Swiss withholding tax differs from the United States dollar value of such refund on the date the dividends were received.

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

F.    Dividends and Paying Agents.

      Not applicable.

G.    Statements by Experts.

      Not applicable.

H.    Documents on Display.

      Except for the documents listed below, all documents referred to in this annual report were either filed with the Securities and Exchange Commission as exhibits to the registration statement on Form F-1 that became effective on November 8, 2000 or are being filed as exhibits to this annual report on Form 20-F and may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Securities and Exchange Commission located at The Woolworth Building, 233 Broadway, New York, New York 10279 and at Citicorp Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Securities and Exchange Commission also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of this website is http://www.sec.gov.

      Copies of the our articles of incorporation are available at the office of INFICON Holding AG, Hintergasse 15 B, 7310 Bad Ragaz, Switzerland, and an English translation thereof has been filed with the Securities and Exchange Commission as an exhibit to the registration statement on Form F-1.

I.    Subsidiary Information.

      Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

      Certain members of our combined group have periodically received advanced funds from Unaxis. If interest rates were to increase by 10%, there would not be a material impact on our results of operations or financial position. We do not expect to have significant outstanding debt during the next fiscal year.

Foreign Exchange Rate Risk

      Approximately 64.6%, 65.3%, and 69.0% of our net sales in the years ended December 31, 2001, 2000 and 1999, respectively, were recognized through our subsidiaries outside the United States. Our foreign subsidiaries maintain their accounting records in their local currencies. Consequently, period-to-period comparability of our results of operations is affected by fluctuations in exchange rates. We derive a significant portion of our cash flows from foreign-denominated revenue. To the extent the dollar value of foreign-denominated revenue is diminished as a result of a strengthening U.S. dollar, our results of operations and cash flows could be adversely affected.

      The primary currencies to which we have exposure are the Japanese yen, the Swiss franc, the Deutsche mark and the euro. This exposure arises from our sales of inventory among our subsidiaries for resale in local currencies. Consequently, the cash flows from our subsidiaries are affected by exchange rate fluctuations. To reduce the risks associated with foreign currency rate fluctuations, each of our manufacturing facilities in the United States, Germany and Liechtenstein enters into forward exchange contracts on a continuing basis for the purpose of controlling economic risks related to accounts receivable not denominated in its local currency, as well as risk related to our probable anticipated, but not firmly committed, transactions. The anticipated transactions whose risks are being hedged are the intercompany purchases of inventory among our various entities for resale in local currency. The time periods of the anticipated transactions that are hedged are generally one year or less.

      We had (gains) and losses from foreign currency transactions and foreign exchange contracts of U.S.$1.029 million U.S.$0.136 million and U.S.$0.379 million for the years ended December 31, 2001, 2000 and 1999, respectively, which are recorded as "other expense, net". The potential fair value loss for a hypothetical 10% adverse change in forward currency exchange rates on our forward exchange contracts at December 31, 2001, 2000 and 1999 would be U.S.$0.922 million, U.S.$0.530 million and U.S.$0.896 million, respectively. This potential loss was estimated by calculating the fair value of the forward exchange contracts at December 31, 2001, 2000 and 1999 and comparing that to the calculation using the hypothetical forward currency exchange rates. While we do not enter forward exchange contracts for trading purposes, there can be no assurance that any losses realized on such instruments will be fully offset by gains on the underlying exposure. We plan to continue to use forward exchange contracts in order to mitigate the impact of exchange rate fluctuations.

      We have financial instruments, including cash, receivables, and payables, that are denominated in foreign currencies other than in U.S. dollars. The net asset value of these financial instruments at December 31, 2001 and 2000 was U.S.$38.4 million and U.S.$29.6 million, respectively. Foreign currency balances are primarily denominated in Euros, Swiss francs and Japanese yen. Although we generally enter into foreign currency forward contracts, there still exists the risk related to functional currency exchange rate exposures. The result of a uniform 10% strengthening in the value of the dollar relative to the currencies in which our net assets are denominated would result in a decrease in the net equity balance of U.S.$6.2 million, U.S.$12.9 million and U.S.$2.7 million as of December 31, 2001, 2000 and 1999, respectively and a decrease in net income and cash flows of U.S.$0.883 million, U.S.$1.5 million and U.S.$0.562 million for the years ended December 31, 2001, 2000 and 1999, respectively.

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

      From November 8, 2000 to December 31, 2000, the amount of our expenses incurred in connection with our formation and our initial public offering, including underwriting discounts and expenses paid to or for underwriters was U.S.$4,165,000.

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

Item 18. Financial Statements

Index to Financial Statements

1. Audited Financial Statements

                                                                                                       Page Number
                                                                                                       -----------
Report of the Independent Auditors                                                                     F-2

Consolidated Balance Sheets as of December 31, 2001 and 2000                                           F-3

Consolidated Statements of Income for the three years in the period ended December 31, 2001            F-4

Consolidated Statements of Shareholder's Equity for the three years in the period ended                F-5
December 31, 2001

Consolidated Statements of Cash Flows for the three years in the period ended December 31, 2001        F-6

Notes to Consolidated Financial Statements                                                             F-7

2. Financial Statement Schedule

Schedule II - Valuation and Qualifying Accounts                                                        F-25

All other schedules have been omitted as the required information is not applicable or the information is presented in the financial statements or the notes thereto.

                               INFICON Holding AG

                       Consolidated Financial Statements

                  Years ended December 31, 2001, 2000 and 1999

Report of the Independent Auditors .......................................   F-2

Consolidated Financial Statements

Consolidated Balance Sheets ..............................................   F-3
Consolidated Statements of Income ........................................   F-4
Consolidated Statements of Stockholders' Equity ..........................   F-5
Consolidated Statements of Cash Flows ....................................   F-6
Notes to Consolidated Financial Statements ...............................   F-7

Schedule II - Valuation of Qualifying Accounts ...........................  F-25

All other schedules have been omitted as the required information is not applicable or the information is presented in the financial statements or the notes thereto.

                         Report of Independent Auditors

Board of Directors
INFICON Holding AG

We have audited the accompanying consolidated balance sheets of INFICON Holding AG (INFICON) as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedule listed in the Index at Item 8. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of INFICON Holding AG at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


                                        Ernst & Young LLP

January 25, 2002
Buffalo, New York

                               INFICON Holding AG

                          Consolidated Balance Sheets
             (U.S. Dollars in Thousands, except per share amounts)

                                                                 December 31
                                                              2001         2000
                                                              ----         ----
Assets
Current assets:
  Cash and cash equivalents                              $  33,788    $  28,700
  Trade accounts receivable, net                            17,166       29,386
  Accounts receivable-affiliates                               979        5,721
  Inventories                                               21,729       22,218
  Deferred tax asset                                         3,440        2,122
  Other current assets                                       2,079        7,620
                                                         ---------    ---------
Total current assets                                        79,181       95,767

Property, plant and equipment, net                          16,020       13,941
Deferred tax asset                                          38,837       40,519
Other assets                                                 4,156        2,707
                                                         ---------    ---------
Total assets                                             $ 138,194    $ 152,934
                                                         =========    =========

Liabilities and stockholders' equity
Current liabilities:
  Trade accounts payable, net                            $   4,855    $   9,632
  Accounts payable -affiliates                                 409       18,354
  Accrued liabilities                                       10,641       10,341
  Income taxes payable                                       1,084        3,343
  Deferred tax liability                                       451          596
                                                         ---------    ---------
Total current liabilities                                   17,440       42,266

Long-term debt                                                  --          869
Deferred tax liability                                       1,230        1,268

Stockholders' equity:
  Common stock (2,770,000 shares authorized; 2,315,000
    shares issued; par value CHF 10 (U.S.$5.63)             13,033       13,033
  Additional paid-in capital                                97,349       93,531
  Notes receivable from officers                              (523)      (1,307)
  Retained earnings                                         15,225        5,273
  Accumulated other comprehensive loss                      (5,560)      (1,999)

                                                         ---------    ---------
Total stockholders' equity                                 119,524      108,531
                                                         ---------    ---------
Total liabilities and stockholders' equity               $ 138,194    $ 152,934
                                                         =========    =========

See notes to consolidated financial statements.

                               INFICON Holding AG

                       Consolidated Statements of Income
             (U.S. Dollars in thousands, except per share amounts)

                                              Year ended December 31
                                         2001         2000        1999
                                       ---------------------------------
Net sales                              $144,113     $169,976    $129,992

Cost of sales                            78,398       83,231      69,243
                                       ---------------------------------
Gross profit                             65,715       86,745      60,749

Research and development                 12,431       11,037      11,523
Selling, general and administrative      39,961       41,889      38,332
                                       ---------------------------------
Income from operations                   13,323       33,819      10,894

Interest expense (income), net             (483)         292         130
Other expense, net                        1,488        1,854         804
                                       ---------------------------------
Income before income taxes               12,318       31,673       9,960

Provision for income taxes                2,366        8,742       2,584
                                       ---------------------------------

Net income                             $  9,952     $ 22,931    $  7,376
                                       =================================

Basic net income per share             $   4.30     $  11.21    $   3.69

Diluted net income per share           $   4.30     $  11.21    $   3.69

See notes to consolidated financial statements.

                               INFICON Holding AG

                 Consolidated Statements of Stockholders' Equity

                           (U.S. Dollars in thousands)

                                                                          Note                           Accumulated
                                                           Additional  Receivable            Advances       Other         Total
                                                  Common    Paid-in       From     Retained   to/from   Comprehensive  Stockholders'
                                                  Stock     Capital     Officers   Earnings   Unaxis         Loss        Equity
                                                 -----------------------------------------------------------------------------------
Balance at January 1, 1999                       $    --    $    --      $    --   $    --    $47,618      $  (567)     $  47,051
     Net income                                                                                 7,376           --          7,376
     Other comprehensive income, net of tax:
     Foreign currency translation adjustments                                                               (3,891)        (3,891)
                                                                                                                        ---------
     Total comprehensive income                                                                                             3,485
     Net transactions with Unaxis                                                              (9,176)          --         (9,176)
                                                 -----------------------------------------------------------------------------------

Balance at December 31, 1999                          --         --           --        --     45,818       (4,458)        41,360
     Net income                                                                      5,273     17,658           --         22,931
     Other comprehensive income, net of tax:
     Foreign currency translation adjustments                                                                2,459          2,459
                                                                                                                        ---------
     Total comprehensive income                                                                                            25,390
     Net transactions with Unaxis                                                              (5,138)                     (5,138)
     Reclass upon reorganization of Company       11,260     18,886                           (30,146)          --             --
     Initial public offering                       1,773     33,935                                                        35,708
     Payment to Unaxis from IPO proceeds                                                      (28,192)          --        (28,192)
     Issuance of stock for promissory notes                               (1,371)                                          (1,371)
     Payments on promissory notes                                            122                                              122
     Foreign currency revaluation of notes                                   (58)                                             (58)
     Deferred tax                                            40,710                                                        40,710
                                                 -----------------------------------------------------------------------------------

Balance at December 31. 2000                      13,033     93,531       (1,307)    5,273         --       (1,999)       108,531
     Net income                                                                      9,952                                  9,952
     Other comprehensive income;
     Cumulative effect of change in accounting
       principle as of January 1, 2001 for
       unrealized gains on foreign currency
       hedges, net of related income
       tax of $218                                                                                             327            327
     Unrealized loss on foreign currency
       hedges, net of related income tax of
       $144                                                                                                   (196)          (196)
     Foreign currency translation adjustments                                                               (3,692)        (3,692)
                                                                                                                        ---------
     Total comprehensive income                                                                                             6,391
     Payments on promissory notes                                            784                                              784
     Adjustment for IPO expenses and
       reorganization taxes                                   3,818                                                         3,818
                                                 -----------------------------------------------------------------------------------
Balance at December 31, 2001                     $13,033    $97,349      $  (523)  $15,225    $    --      $(5,560)     $ 119,524
                                                 ===================================================================================

See notes to consolidated financial statements.

                               INFICON Holding AG

                     Consolidated Statements of Cash Flows
                          (U.S. Dollars in thousands)

                                                                             Year ended December 31
                                                                          2001         2000         1999
                                                                        ----------------------------------
Cash flows from operating activities:
  Net income                                                            $  9,952     $ 22,931     $  7,376
  Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization of property, plant and equipment       2,854        3,565        4,049
      Loss (Gain) on disposal of property, plant and equipment               559           --         (310)
      Deferred taxes                                                         (56)         625         (198)
      Changes in operating assets and liabilities:
        Trade accounts receivable                                         17,521      (14,553)      (1,803)
        Inventories                                                        1,260       (2,535)       2,699
        Other assets                                                       3,409       (7,561)         (68)
        Accounts payable                                                 (10,165)      12,632          876
        Accrued liabilities                                                  211        3,322        2,041
        Income taxes payable                                                  86        2,345           22
        Other liabilities                                                     --       (1,048)      (1,547)
        Accrued pension benefits                                            (879)        (977)           3
                                                                        ----------------------------------
Net cash provided by operating activities                                 24,752       18,746       13,140

Cash flows from investing activities:
  Purchases of property, plant and equipment                              (5,597)      (4,853)      (3,289)
  Proceeds from sale of property, plant and equipment                        149           --          437
  Purchase of HAPSITE Business (note 3)                                   (2,000)          --           --
                                                                        ----------------------------------
Net cash used in investing activities                                     (7,448)      (4,853)      (2,852)

Cash flows from financing activities:
  Payments on notes receivable from officers                                 795          122           --
  (Payment on) proceeds from long-term debt                                 (869)         869           --
  Advances from (payments to) Unaxis for reorganization                  (11,248)      10,920           --
  Proceeds from IPO                                                           --       34,337           --
  Payment to Unaxis from IPO proceeds                                         --      (28,192)          --
  Net advances to Unaxis                                                      --       (5,138)      (9,176)
                                                                        ----------------------------------
Net cash (used in) provided by financing activities                      (11,322)      12,918       (9,176)
                                                                        ----------------------------------
Effect of exchange rate changes on cash and cash equivalents                (894)       1,399         (916)
Increase in cash and cash equivalents                                      5,088       28,210          196
Cash and cash equivalents at beginning of period                          28,700          490          294
                                                                        ----------------------------------
Cash and cash equivalents at end of period                              $ 33,788     $ 28,700     $    490
                                                                        ==================================

See notes to consolidated financial statements.

                   Notes to Consolidated Financial Statements

                        December 31, 2001, 2000 and 1999
                 (U.S.$ in thousands, except per share amounts)

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

      Prior to the reorganization and public offering in November 2000, INFICON represented the Instrumentation business of its parent company, Unaxis Holding AG (Unaxis). In the first quarter of 2000, Unaxis announced its intent to reorganize the operations of the Instrumentation Group into a new company, and sell a portion of the reorganized business to the public. Immediately prior to the reorganization and public offering, Unaxis transferred the Instrumentation Group to a newly formed corporation, INFICON Holding AG. The consolidated financial statements of the Company represent the assets, liabilities, and operations of the business units which Unaxis transferred. The financial statements represent the combined operations of these business units which operated as a division of Unaxis prior to the asset transfer and the consolidated operations of the Company and its wholly-owned subsidiaries after the reorganization. INFICON has operations in the United States, Liechtenstein, Switzerland, Germany, Finland, Japan, United Kingdom, France, Korea, Singapore, Taiwan, China and Hong Kong. Prior to the reorganization, these operations were divisions of wholly-owned subsidiaries of Unaxis.

      The consolidated financial statements for the period prior to the asset transfer include expenses (primarily corporate expenses) based on an allocation of the overall expenses of Unaxis. Unaxis' historical cost basis of assets and liabilities has been reflected in the Company's financial statements. The consolidated financial statements for 2000, included herein, reflect the changes that occurred in the capitalization and public offering of INFICON Holding AG as a result of, or after, the reorganization.

2. Summary of Significant Accounting Policies

Consolidation

      The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in the consolidation. Prior to the reorganization, the financial statements include the accounts of each of the business units encompassing the Instrumentation Group.

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

Trade Accounts Receivable

      Trade accounts receivable are shown net of allowances for doubtful accounts of U.S.$1,685 and U.S.$1,154 at December 31, 2001 and 2000, respectively. The Company markets its products to a diverse customer base globally. Trade credit is extended based upon evaluation of each customer's ability to perform its obligations, these evaluations are updated periodically and the Company generally does not require collateral.

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

Intangible Assets

      The costs of identified intangible assets and goodwill are generally amortized on a straight-line basis over five years. Other assets are shown net of accumulated amortization of U.S.$1,270 and U.S.$2,613 at December 31, 2001 and 2000, respectively. The Company periodically reviews goodwill to evaluate whether changes have occurred that would suggest goodwill may be impaired based on the estimated undiscounted cash flows of the asset to which goodwill relates over the remaining amortization period. If this review indicates that the remaining useful life of goodwill requires revision or that the goodwill is not recoverable, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows on a discounted basis. Other intangible assets are also evaluated periodically for impairment using undiscounted cash flows over the remaining useful life of the respective asset. If this review indicates that the remaining useful life of the respective intangible asset requires revision, the carrying amount of the asset is reduced by the estimated shortfall of cash flows on a discounted basis. In 1999, the Company recorded an impairment loss in the semiconductor vacuum instrumentation segment of U.S.$522 in selling, general and administrative expenses to write down the value of goodwill and patents related to the acquisition of Low Entropy Systems to its fair value. This determination was made as a result of the product having low actual and projected sales.

Research and Development

      Research and development costs are expensed as incurred.

Shipping and Handling Costs

      Revenue and costs associated with shipping products to customers are included in sales and cost of sales, respectively.

Advertising Costs

      Advertising costs (U.S.$1,455 in 2001, U.S.$2,360 in 2000 and U.S.$2,245 in 1999) are expensed as incurred.

    Foreign Currency Translation

      The functional currency of the Company's foreign subsidiaries is the applicable local currency. For those subsidiaries, assets and liabilities are translated to U.S. dollars at year-end exchange rates. Income and expense accounts are translated at the average exchange rates prevailing for the year. The resulting translation adjustments are included in accumulated other comprehensive loss in consolidated stockholders' equity. Gains and losses from foreign currency transactions are reported in the income statement under other expense, net. The Company's shares are registered on the public exchanges in the United States and Switzerland. Therefore, in the future, dividends may be declared in the currency of either country.

Recent Accounting Pronouncements

      In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling of interests method. The implementation of SFAS 141 did not have a material impact to the Company's consolidated income, financial position, or cash flows.

      In July 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets", which is effective for the Company on January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization and includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, and reclassification of certain intangibles out of previously reported goodwill. SFAS 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. As a result of implementing SFAS 142, the Company will stop amortizing any goodwill effective January 1, 2002 but will continue to amortize other intangible assets. The elimination of any goodwill amortization will not have a material impact to the Company's consolidated income, financial position, or cash flows.

      In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management is currently determining what effect, if any, SFAS 143 will have on its financial position and results of operations.

      In October 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supersedes FASB 121 "Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to be Disposed of." SFAS 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business." SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and will be adopted by the Company, as required, on January 1, 2002. Management is currently determining what effect, if any, SFAS 144 will have on its financial position and results of operations.

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

Software Cost

      Effective January 1, 1999, the Company adopted SOP 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use" and began to capitalize the cost of software obtained for internal use and to amortize such costs over their estimated life.

Reclassification

      Certain reclassifications have been made to prior years' financial statements to conform to the 2001 presentation.

3. Acquisition of HAPSITE Business

      Effective November 1, 2001, the Company acquired substantially all the net assets of the HAPSITE business (HAPSITE) of Leybold Inficon, Inc., a subsidiary of Unaxis. HAPSITE manufacturers and sells self-contained, field portable gas chromatograph-mass spectrometer systems used for direct measurement of volatile organic compounds in air, water and soil

      The transaction was accounted for under the purchase method of accounting for business combinations, and the results of operations of HAPSITE have been included in the Company's consolidated financial statements since the effective date of the acquisition. The purchase price was U.S.$2,000 in cash, which was allocated to the net assets acquired and liabilities assumed based upon estimated fair market values as follows (U.S.$ in thousands):

Accounts receivable                                                     $   839
Inventories                                                               1,814
Prepaid expenses                                                             11
Machinery and equipment                                                     234
Accounts payable                                                           (468)
Accrued expenses                                                           (430)
                                                                        -------
                                                                        $ 2,000
                                                                        =======

4. Inventories

      Inventories consist of the following (U.S.$ in thousands):

                                                              December 31
                                                         2001             2000
                                                        ------------------------

Raw material                                            $11,054          $12,254
Work-in-process                                           3,030            2,383
Finished goods                                            7,645            7,581
                                                        ------------------------
                                                        $21,729          $22,218
                                                        ========================

5. Property, Plant and Equipment

      The components of property, plant and equipment consist of the following (U.S.$ in thousands):

                                                              December 31
                                                         2001             2000
                                                        ------------------------

Land                                                    $   700          $   700
Buildings and improvements                                9,980            9,601
Machinery and equipment                                  20,970           18,947
                                                        ------------------------
                                                         31,650           29,248
Less accumulated depreciation                            15,630           15,307
                                                        ------------------------
                                                        $16,020          $13,941
                                                        ========================

      The fire insurance values of Property, Plant and Equipment are (U.S.$ in thousands):

                                                              December 31
                                                          2001             2000
                                                        ------------------------
Buildings and improvements                              $ 9,196          $ 9,933
Machinery and equipment                                  22,204           23,800
                                                        ------------------------
                                                        $31,400          $33,733
                                                        ========================

6. Other Assets

      The components of other assets were as follows (U.S.$ in thousands):

                                                              December 31
                                                          2001             2000
                                                        ------------------------
Pension asset                                           $   936          $   262
Deferred compensation asset                               1,129            1,586
Deposits                                                    420              142
Note receivable                                             250
Cash surrender value of life insurance                      211              192
Other                                                     1,210              525
                                                        ------------------------
                                                        $ 4,156          $ 2,707
                                                        ========================

7. Accrued Liabilities

      The components of accrued liabilities were as follows (U.S.$ in thousands):

                                                              December 31
                                                          2001             2000
                                                        ------------------------
Salaries, wages and related costs                       $ 2,875          $ 3,982
Warranty                                                  2,717            1,711
Commissions                                                 129              334
Pension and other retiree benefit plan contributions      1,317            2,159
Deferred compensation liabilities                         1,129            1,585
Foreign exchange contracts                                                    59
Sales tax payable                                           396              233
Deferred revenue                                             57               67
Accrued professional fees                                   616
Other                                                     1,405              211
                                                        ------------------------
                                                        $10,641          $10,341
                                                        ========================

8. Debt

      The Company entered into a U.S $30.0 million working capital financing arrangement with Credit Suisse on November 23, 2000. The financing arrangement can be either in the form of a current account overdraft facility, fixed advances with a maximum maturity of twelve months, bid/advance payment/performance bonds, issuance of letters of credit, or as margin coverage for foreign exchange forward transactions. The interest rates for the overdraft facility are a fixed rate of 9% for loans in U.S. dollars and 7.75% for loans in Euro dollars, and 5.25% for loans in Swiss francs. The Company paid an initial fee of 0.125% upon closing of the agreement and will be charged a quarterly fee of 0.25% on the current overdraft facility and a commitment fee of 0.1% per annum on the entire facility amount, payable quarterly in arrears, which latter amount will be deducted on payable interest and letter of credit fees on all utilizations under the credit facility. The working capital financing arrangement had an automatic extension for one year on November 23, 2001. The Company has a stand-by letter of credit outstanding under the financing arrangement as of December 31, 2001 and 2000 for U.S.$0 and U.S.$812, respectively. The total amount unused under the facility as of December 31, 2001 and 2000 was U.S.$30.0 million and U.S.$29.2 million, respectively.

      On December 18, 2000, the Company entered into a term loan agreement with a bank. Principal was payable in equal monthly installments of U.S.$35 through December 18, 2002. The loan was guaranteed by a local bank through December 18, 2001. Interest was payable monthly at an interest rate of the Euribor 3 month rate plus .4%. The entire outstanding balance was paid during 2001.

      The Company entered into a DM 10.0 million working capital financing arrangement with Dresdner Bank on March 31, 2001. The financing arrangement can be either in the form of a current account overdraft facility or fixed advances. The interest rate for the overdraft facility is a fixed rate of 6.95%, and may be adjusted for changes in market interest rates. The interest rate for working capital advances in excess of 500,000 DM for 30 days or more is Euribor plus 0.95%. The working capital financing arrangement expires on March 31, 2002 and has an option for extension. The Company has U.S.$0 outstanding under the financing arrangement as of December 31, 2001.

      Additionally, the Company entered into two revolving credit facilities with HypoVereinsbank on February 28, 2001. The credit facilities include a HKD10,000,000 working capital financing arrangement and a HKD10,000,000 margin coverage arrangement for foreign exchange forward transactions. The working capital financing arrangement can be either in the form of a current account overdraft facility, fixed advances with a maximum maturity of six months, short term trust receipt financing, issuance of letters of credit, or issuance of bank guarantees. The interest rates for the working capital facility are Hong Kong Interbank Offered Rate (HIBOR), plus 1% for loans in Hong Kong dollars and 1% for loans in U.S. dollars. The Company will be charged a monthly guarantee fee of 0.125% of the outstanding balance, or a minimum of HKD200, and upon drawing on the credit line, the Company will be charged an opening commission of 0.25% on the first U.S.$50, and 0.0625% on the balance. The working capital financing arrangement expires on February 28, 2002 and has an option for extension. The Company has U.S.$0 outstanding under the financing arrangement as of December 31, 2001.

9. Related Party Transactions

      The financial statements include transactions with Unaxis for the years ended December 31, 2001, 2000 and 1999. The Company made net cash advances to Unaxis on a consolidated basis of U.S.$0, U.S. ($5,138) and U.S. ($9,176) for the years ended December 31, 2001, 2000 and 1999, respectively. Prior to the reorganization, INFICON participated in Unaxis' centralized cash management system. Cash receipts in excess of cash requirements were transferred to Unaxis. Certain members of the consolidated group were periodically advanced funds by Unaxis. These transactions with Unaxis were interest bearing at a rate of approximately 7% and the net advances fluctuated on a daily basis. Interest expense on Unaxis' advances was U.S.$0, U.S $350 and U.S $137 for fiscal years 2001, 2000 and 1999, respectively.

      The Company incurred corporate general and administrative expenses of U.S.$3,904, U.S.$5,946 and U.S.$5,925 for the fiscal years 2001, 2000 and 1999, respectively. These charges represent allocations for expenses incurred by Unaxis on the Company's behalf including costs for occupancy, finance, legal, tax, information technology and human resources functions. The amounts are primarily allocated based on net sales, which management believes to be reasonable. Effective January 1, 2000, and through the date of the initial public offering on November 9, 2000, Unaxis charged the Company an additional fee based on third party sales which amounted to U.S.$1,244 for the year ended December 31, 2000. The payment of this fee was waived and reversed to income in 2001. INFICON and Unaxis have entered into agreements providing for the separation of the companies and governing various relationships for separating employee benefits and tax obligations, indemnification and transition services. The Company leases buildings from Unaxis and Unaxis subsidiaries. The leases are for U.S.$160 per month and are due to expire in December 2001 and 2010. Rent expense, which is included in the above corporate charges, under such operating leases was U.S.$1,868, U.S.$1,557 and U.S.$1,902 for the years ended December 31, 2001, 2000 and 1999, respectively.

      Net sales include U.S.$23,750, U.S.$26,348 and U.S.$22,965 of sales to Unaxis subsidiaries for the fiscal years ended December 31, 2001, 2000 and 1999, respectively. There was a receivable of U.S.$979, and U.S.$5,721 at December 31, 2001 and 2000, respectively, from Unaxis subsidiaries. There was a payable of U.S.$409 and U.S.$18,354 at December 31, 2001 and 2000, respectively, from Unaxis subsidiaries.

10. Financial Instruments and Risk Management

Fair Values of Financial Instruments

      The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

      Cash and equivalents: The carrying amount reported in the balance sheet for cash and equivalents approximates its fair value.

      Foreign currency exchange contracts: On January 1, 2001, the Company adopted Financial Accounting Standards Board ("FASB") No. 133 ("FASB 133"), Accounting for Certain Derivative Instruments and Certain Hedging Activities. FASB No. 133 requires that all derivatives, including foreign currency exchange contracts, be recognized on the balance sheet at fair value. Derivatives that are not hedges must be recorded at fair value through earnings. The adoption of FASB 133, as of January 1, 2001, resulted in a cumulative after tax credit of U.S.$327 to comprehensive income.

      The Company maintains a foreign currency exchange risk management strategy that uses derivative instruments, in the form of forward exchange contracts, to hedge against future movements in foreign exchange rates that affect certain foreign currency denominated sales and related purchase transactions, caused by currency exchange rate volatility. These contracts are designated as cash flow hedges and generally have durations of less than one year. The Company attempts to match the forward contracts with the underlying items being hedged in terms of currency, amount and maturity. The primary currencies in which the Company has exposure are the Japanese yen, the Swiss franc, the Duetsche mark, and the Euro. This exposure arises in certain locations from the intercompany purchase of inventory in foreign currency for resale in local currency.

      The Company's accounting policy, for derivative financial instruments, is based on its designation of such instruments as hedging transactions. An instrument is designated as a hedge based in part on its effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. The company records all derivatives on the balance sheet at fair value. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The gain or loss (ineffectiveness) on the derivative instrument in excess of the hedged item, if any, is recognized in current earnings during the period in which it occurs. The Company did not have any significant gains or losses from ineffective hedges.

      The aggregate value of contracts for the sale of U.S. dollars in exchange for foreign currencies was U.S.$7,058 and U.S.$3,900 at December 31, 2001 and 2000, respectively. The aggregate value of contracts for the exchange of other foreign currencies was U.S.$1,810 and U.S.$1,404 at December 31, 2001 and 2000, respectively. For the twelve months ended December 31, 2001, the Company had unrealized net losses under foreign currency contracts of U.S.$(196), net of taxes, in accumulated other comprehensive income. These unrealized net losses are expected to be recognized into earnings over the next twelve months.

      For the years ended December 31, 2001, 2000, and 1999, the Company recorded net expense (income) of U.S.$(115), U.S.$(430) and U.S.$521, respectively, in other expense, which represented the release of the derivative into earnings to offset the items being hedged. The Company had losses from all foreign currency transactions and foreign exchange contracts of U.S.$1,029, U.S.$136 and U.S.$379 for fiscal years 2001, 2000 and 1999, respectively, which are recorded in other expense.

11. Operating Leases

      The Company leases some of its facilities and machinery and equipment under operating leases, from Unaxis and third parties, expiring in years 2002 through 2010. Generally, the facility leases require the Company to pay maintenance, insurance and real estate taxes.

      Rental expense under operating leases totaled U.S.$2,936, U.S.$2,932 and U.S.$2,438 for the years ended December 31, 2001, 2000 and 1999, respectively.

      Minimum lease payments under operating leases are as follows:

                                                         (U.S.$ in thousands)
                                                         --------------------
2002                                                            $2,800
2003                                                             2,619
2004                                                             2,293
2005                                                             2,165
2006                                                             2,163

12. Supplemental Cash Flow Information

      Cash payments for income taxes were U.S.$2,618, U.S.$1,594 and U.S.$961 for 2001, 2000 and 1999, respectively. Interest payments were U.S.$162, U.S.$16 and U.S.$92 in 2001, 2000 and 1999, respectively.

13. Income Taxes

      Prior to the reorganization in 2000, INFICON was included in the consolidated tax returns of its parent. The provision for income taxes was calculated as if INFICON had filed separate income tax returns. For financial reporting purposes, income before income taxes included the following:

                                         2001          2000          1999
                                       -----------------------------------
                                               (U.S.$ in thousands)
United States                          $    140      $ 12,689      $ 3,704
Foreign                                  12,178        18,984        6,256
                                       -----------------------------------
Total                                  $ 12,318      $ 31,673      $ 9,960
                                       ===================================

      Provisions (benefits) for income taxes included the following:

                                         2001          2000          1999
                                       -----------------------------------
                                               (U.S.$ in thousands)
Current:
  Federal                              $     --      $  4,770      $ 1,825
  State                                      34         1,010          430
  Foreign                                 2,388         2,337          527
                                       -----------------------------------
                                          2,422         8,117        2,782
                                       -----------------------------------
Deferred:
  Federal                                  (351)         (503)        (439)
  Foreign                                   295         1,128          241
                                       -----------------------------------
                                            (56)          625         (198)
                                       -----------------------------------
Provision for income taxes             $  2,366      $  8,742      $ 2,584
                                       ===================================

The differences between the United States federal statutory income tax rate and the Company's effective tax rate were as follows:

                                                             2001          2000          1999
                                                           -----------------------------------
U.S. federal statutory rate                                    34.0%         34.0%        34.0%
Effect of permanent differences                                (2.6%)         1.0%         2.4%
Effect of foreign subsidiaries with different tax rates       (17.1%)        (8.7%)      (14.4%)
State taxes, net of federal benefit                            (0.8%)         2.0%         2.9%
Net operating losses for which no benefit was recorded          6.0            --           --
Other                                                          (0.3%)        (0.7%)        1.0%
                                                           -----------------------------------
Effective tax rate                                             19.2%         27.6%        25.9%
                                                           ===================================

Deferred tax assets and liabilities were comprised of the following:

                                                         2001            2000
                                                       ------------------------

                                                          (U.S.$ in thousands)
Deferred tax assets:
  Accrued liabilities                                  $  2,553        $  1,164
  Tax credit and loss carryforwards                       3,538           1,030
  Basis differences/ intangible assets                   36,225          39,735
  Inventory                                                 626             622
  Deferred revenue and other                                266             264
                                                       ------------------------
Total gross deferred tax assets                          43,208          42,815
  Less valuation allowance                                 (738)             --
                                                       ------------------------
Total deferred tax assets                                42,470          42,815
                                                       ------------------------

Deferred tax liabilities:
  Accrued employee benefits                                 118             118
  Property, plant and equipment                           1,300           1,216
  Foreign exchange contracts                                451             653
  Other                                                       5              51
                                                       ------------------------
Total deferred tax liabilities                            1,874           2,038
                                                       ------------------------
Net deferred tax asset                                 $ 40,596        $ 40,777
                                                       ========================

Presented as:
  Current deferred tax asset                           $  3,440        $  2,122
  Long-term deferred tax asset                           38,837          40,519
  Current deferred tax liability                           (451)           (596)
  Long-term deferred tax liability                       (1,230)         (1,268)
                                                       ------------------------
                                                       $ 40,596          $40,77
                                                       ========================

      During the year ended December 31, 2000, Unaxis Holding AG transferred the assets and liabilities of various INFICON subsidiaries to newly created legal entities that are wholly-owned by INFICON Holding AG. For income tax purposes, the asset transfer was considered a taxable transaction creating a new income tax basis of the assets and liabilities transferred. The transaction resulted in a basis difference of approximately U.S.$101,905 which will be deductible for tax purposes over various periods, no longer than 15 years. As a result, a deferred tax asset of U.S.$40,710 related to the basis difference has been recorded with a corresponding credit in stockholders' equity. The transaction is considered a non-cash event for purposes of the statement of cash flows.

      In conjunction with the business transfers and taxable transaction described above, it was agreed that Unaxis would be responsible for the payment of taxes for the period up to the date of transfer. The tax liability for the period through the transfer date was estimated and recorded as part of the equity reclass upon reorganization of the Company. Upon filing of the 2000 tax return during 2001, the actual amount of the tax applicable to the period through the transfer was calculated and the difference between this amount and the 2000 estimate of U.S.$2.4 million has been recorded as an increase to additional paid in capital as an adjustment to reorganization taxes in the statement of stockholders' equity.

      At December 31, 2001, the Company has federal and foreign net operating loss carryforwards of U.S.$12,483, which are available to offset future taxable income, if any, through 2021. Realization of the deferred tax benefit is dependent on generating sufficient taxable income to offset the deferred tax asset prior to its expiration on December 31, 2021. The Company has recorded a valuation allowance as of December 31, 2001 of U.S.$738, which represents the tax benefit for net operating losses incurred in 2001 for which the Company is uncertain as to the amount, if any, of future tax benefits to be received for the future utilization of such loss carryforwards.

      Undistributed earnings of INFICON's foreign subsidiaries, are permantly reinvested. Distribution of earnings to INFICON would generally be exempt from taxation in Switzerland in accordance with their participation exemption. The participation exemption, in most cases, exempts income such as dividends, interest and capital gains from taxation in Switzerland if such income is derived from qualifying investments in subsidiaries. Upon distribution of those earnings in the form of dividends, withholding taxes ranging from 5% to 20% would be payable upon the remittance of all previous unremitted earnings as of December 31, 2001.

14. Employee Benefit Plans

      Certain INFICON employees (primarily United States, Liechtenstein and Germany) participate in the contributory and noncontributory defined benefit plans. Benefits under the defined benefit plan are generally based on years of service and or final average pay. Unaxis funds the pension plans in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code in the United States and in accordance with local regulations in foreign countries. As part of the reorganization, INFICON assumed the existing defined benefit plan obligations for all of INFICON's employees. Unaxis will transfer the related portion of the pension plan assets.

      INFICON also participates in U.S. and foreign defined contribution plans for substantially all of its employees. The costs associated with these plans were U.S.$433, U.S.$1,053 and U.S.$843 in 2001, 2000 and 1999, respectively.
INFICON has established its own defined contribution plans subsequent to the reorganization for substantially all of its employees.

The following tables show reconciliations of defined benefit pension plans as of December 31, 2001, 2000 and 1999:

                                                      Pension Benefits
                                             ----------------------------------
                                               2001          2000          1999
                                             ----------------------------------
                                                     (U.S.$ in thousands)
Change in benefit obligation
Benefit obligation, January 1                $ 33,109     $ 30,729     $ 32,398
Service cost                                    2,193        1,954        1,920
Interest cost                                   1,681        1,482        1,491
Allocation of surplus to participants              --          750           --
Actuarial losses (gains)                         (539)        (983)        (197)
Benefits paid                                    (443)        (350)      (1,203)
Other (Purchase of HAPSITE business)              482           --           --
Foreign currency translation adjustments         (861)        (473)      (3,680)
                                             ----------------------------------
Benefit obligation, December 31              $ 35,622     $ 33,109     $ 30,729
                                             ==================================
Change in plan assets
Fair value of plan assets, January 1         $ 33,210     $ 31,036     $ 31,068
Actual return on plan assets                   (1,172)       1,087        3,030
Company contributions                           1,281        1,182        1,136
Participants' contributions                       690          629          589
Benefits paid                                    (495)        (435)      (1,280)
Other (Purchase of HAPSITE business)              390           --           --
Foreign currency translation adjustments         (816)        (289)      (3,507)
                                             ----------------------------------
Fair value of plan assets, December 31       $ 33,088     $ 33,210     $ 31,036
                                             ==================================

                                                    2001         2000         1999
                                                  ---------------------------------
                                                         (U.S.$ in thousands)
Reconciliation of funded status
Funded status                                     $(2,534)     $  (101)     $   307
Unrecognized prior service benefit                    (21)         (28)         (36)
Unrecognized net transition asset                     (37)         (70)        (109)
Unrecognized actuarial (gains) losses               3,528          461       (1,139)
                                                  ---------------------------------
(Accrued) prepaid benefit costs                   $   936      $   262      $  (977)
                                                  =================================

Weighted average assumptions as of December 31
Discount rate                                        5.75%         6.1%         6.1%
Expected return on plan assets                       6.25%         6.5%         6.5%
Rate of compensation increase                        3.67%         3.8%         3.5%

      The following table summarizes the components of the net periodic benefit costs for defined benefit pension plans for the periods ended December 31, 2001, 2000 and 1999:

                                                2001         2000         1999
                                              ---------------------------------
                                                     (U.S.$ in thousands)
Service cost                                  $ 2,239      $ 1,954      $ 1,920
Interest cost                                   1,680        1,482        1,491
Expected return on plan assets                 (1,579)      (1,697)      (1,614)
Amortization of prior service benefit             (39)         (10)         (10)
Amortization of transition asset                  (11)         (39)         (39)
Amortization of (gain) loss                        28           37           58
                                              ---------------------------------
Net periodic benefit cost                     $ 2,318      $ 1,727      $ 1,806
                                              =================================

      The amounts applicable to the Company's pension plans with accumulated benefit obligations in excess of plan assets at December 31, 2001 and 2000 were as follows:

                                                           2001            2000
                                                        ------------------------
                                                          (U.S.$ in thousands)

Accumulated benefit obligation                          $ 2,230          $ 1,933
Fair value of plan assets                                    --               --

The amounts applicable to the Company's pension plans with projected benefit obligations in excess of plan assets at December 31, 2001 and 2000 were as follows:

                                                           2001            2000
                                                        ------------------------
                                                          (U.S.$ in thousands)

Projected benefit obligation                            $13,550          $10,415
Fair value of plan assets                                 7,676            7,175

      The Company maintains bonus and profit sharing plans which provides cash awards to key employees based upon operating results and employee performance. Bonus expense to key employees was U.S.$1,519, U.S.$2,386, and U.S.$1,075 for the years ended December 31, 2001, 2000 and 1999, respectively.

Deferred Compensation and Supplemental Executive Retirement Plan

      The Company has a deferred compensation and a Supplemental Executive Retirement Plan (SERP) that covers certain executives. The deferred compensation plan provides that participants may defer up to 15% of their base compensation and/or up to 100% of any performance bonus. Participants in this plan are fully vested in all amounts paid into the plan. The amounts paid into the plan are invested in life insurance contracts, money markets, mutual funds, and fixed income funds.

      One executive participates in the Supplemental Executive Retirement Plan. In order to participate in the plan, the individual must defer a percentage of their base salary to the Plan. The Company contributes an actuarial determined portion into the Plan each year. The Company contribution was U.S.$78, U.S.$73 and U.S.$85 for the years ended December 31, 2001, 2000 and 1999, respectively. Upon termination of employment, the individual will receive a single sum amount based upon age at the date of termination and reduced by benefits payable under other INFICON qualified retirement plans and benefits payable pursuant to social security, and any debts or amounts that are owed to the Company by the individual.

15. Comprehensive Income

      The accumulated balances for each classification of comprehensive income are as follows:

                                                                   Accumulated other
                                          Foreign       Cash flow    comprehensive
                                       currency items     hedges         income
                                       --------------   ---------  -----------------
Balance at January 1, 1999                $  (567)        $  --         $  (567)
Net foreign currency
  translation adjustments                  (3,891)           --          (3,891)
                                          -------         -----         -------
Balance at December 31, 1999               (4,458)           --          (4.458)
Net foreign currency
  translation adjustments                   2,459            --           2,459
                                          -------         -----         -------

                                                                         (1,999)
Balance at December 31, 2000               (1,999)           --
Net foreign currency
  translation adjustments                  (3,692)           --          (3,692)
Cumulative effect of a change
  in accounting for derivative
  instruments and hedging
  activities                                   --           327             327
Unrealized loss on foreign
  currency hedges                              --          (196)           (196)
                                          -------         -----         -------

Balance at December 31, 2001              $(5,691)        $ 131         $(5,560)
                                          =======         =====         =======

16. Equity

Share Capital

      INFICON Holding AG was incorporated on August 2, 2000 with an initial share capital of U.S.$56 in exchange for 10,000 fully paid-up registered shares with a par value of CHF 10 (U.S.$5.63) per share. The Company issued 1,990,000 fully paid-up registered shares with a par value of CHF 10 per share to Unaxis in exchange for the contribution to the Company by Unaxis of the subsidiaries engaged in the Instrumentation business.

      On November 6, 2000, the Board of Directors, by resolution, determined to issue an additional 315,000 registered shares at a par value of CHF 10 (U.S.$5.63) per share. Unaxis waived its preemptive right to subscribe for these shares.

      On November 9, 2000, the Company completed an initial public offering in which it sold 315,000 registered shares of common stock at a price of CHF 225 (U.S.$126.58) per share. The Company received net proceeds of approximately $35,708 after underwriting discounts and other issuance costs of approximately $4,165. Following the offering, Unaxis retained an ownership of approximately 19.5% in INFICON Holding AG.

      In November 2000, the issuance costs were estimated and recorded as a reduction to the proceeds from the initial public offering. In 2001, the actual expenses were quantified and paid and the differences between the estimated expenses and actual expenses paid of $1.4 million has been recorded as an increase to additional paid in capital in 2001 as an adjustment of IPO expenses in the statement of stockholders' equity.

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

      Leveraged Share Plan - The leveraged share plan was available to three tiers of employees: the Chief Executive Officer, other executive officers and key employees. Depending on an eligible employee's tier, an eligible employee may have purchased shares in the offering for a total purchase price between U.S.$22,500 and U.S.$562,500. Approximately 56 employees participated in the leveraged share plan purchasing either ADRs or shares totaling 38,109 and 19,872, respectively. Each ADR represents one-tenth of one share (or a right to receive one-tenth of one share). These ADRs and shares issued to employees under the leveraged share plan are included in the 315,000 shares offered by the Company as part of the initial public offering.

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

Notes Receivable from Officers

      In November 2000, certain officers and key employees purchased 16,480 shares of common stock and paid the exercise price by issuing cash plus full recourse promissory notes, denominated in U.S. Dollars, Swiss Francs, or Deutsche Marks, to the Company totaling U.S.$1,371. As of December 31, 2001 and 2000, there was an outstanding balance on the notes of U.S.$523 and U.S.$1,307, respectively. The remaining notes, which have been offset against stockholders' equity for financial statement presentation, are due in November 2007 and bear an interest rate equal to 120% of the mid-term applicable federal rate (as defined in the Internal Revenue Code). The interest is payable on a quarterly basis.

17. Stock Option Plan

Leveraged Share Plan - The aggregate amount of shares that may be issued in the form incentive stock options under the Leveraged Share Plan is 155,555 shares. All options are granted at prices equal to 100% of the market value of the common stock at the date of grant. The options are non-transferable and expire on the seventh anniversary of the date of grant. Fifty percent of the options vest and become exercisable on the second anniversary of the date of the grant. The remaining 50% of the options will vest and become exercisable on the third anniversary of the date of grant. The plan includes specific requirements for employees who are terminated prior to exercising their options or prior to the options becoming vested. The Company has issued options to purchase 118,415 shares.

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

Directors Stock Option Plan - In fiscal year 2001 the Board of Directors approved the Directors Stock Option Plan. The Directors Stock Option Plan is solely for members of the Board, who are not employees of INFICON. The Company will grant options to the eligible Board members, on May 15 and November 15 of each year, commencing May 15, 2001. The number of options granted to the eligible Board members will be an amount equal to 25% of their annual compensation. Options are non-transferable and will vest immediately upon date of grant and become exercisable one year after the grant date and are exercisable within a period of seven years after the allocation date. All options are granted at prices equal to 100% of the market value of the common stock at the date of grant. The plan includes specific requirements for the Board members who are removed or resign from the Board. In 2001, the company issued options to purchase 3,580 shares.

The following is a summary of option transactions under both Plans:

                                          Shares       Price Range
                                          ------       -----------

Outstanding December 31, 1999                 --            --

Granted                                  118,415       U.S.$126.58

Exercised                                     --            --

Outstanding December 31, 2000            118,415       U.S.$126.58

Granted                                    3,580       U.S.$74 - U.S.$103

Exercised                                     --            --
                                         -------

Outstanding December 31, 2001            121,995       U.S$74 - U.S$126.58
                                         =======

Exercisable at December 31, 2001              --            --

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

      Pro forma information regarding net income is required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FASB 123"). The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk free interest rate of 3.0% and 6.25% for 2001 and 2000; a dividend yield of 0% and 0% for 2001 and 2000; volatility factors of the expected market price of the Company's common stock of .442 and .767 for 2001 and 2000; and a weighted average expected life of the options of 5 years. The weighted average exercise price and remaining contractual life of these options were U.S.$126.58 and 7 years, respectively, as of December 31, 2000. The weighted average exercise price and remaining contractual life of these options were U.S.$125.44 and 6 years, respectively, as of December 31, 2001.

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

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

The Company's pro forma information follows:

(U.S.$ in thousands, except per share amounts)                 2001        2000
                                                             -------     -------

Pro forma net income                                         $ 8,908     $22,595

Pro forma net income per share                               $  3.85     $ 11.04

18. Business Segments

      INFICON is a global supplier of instrumentation for analysis, monitoring and control in the vacuum, semiconductor, refrigeration, automotive, emergency response and industrial hygiene markets, with headquarters and manufacturing facilities in the United States, and administrative offices and manufacturing in the United States, Germany, and Liechtenstein, in addition to sales and service locations worldwide. INFICON operates in two primary business segments:
Semiconductor Vacuum Instrumentation, and General Vacuum Instrumentation.

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

      The Company had sales to one unaffiliated major customer of 17%, 14% and 17% of consolidated sales for the years ended December 31, 2001, 2000 and 1999, respectively. The Company had sales to Unaxis and their various divisions of 16.5%, 16% and 18% of consolidated sales for the years ended December 31, 2001, 2000 and 1999, respectively.

      Information on the Company's business segments was as follows:

                                                   Years ended December 31
                                                2001         2000         1999
                                              ----------------------------------
                                                     (U.S.$ in thousands)
Sales:
Semiconductor vacuum instrumentation          $ 45,494     $ 65,952     $ 42,154
General vacuum instrumentation                  98,619      104,024       87,838
                                              ----------------------------------
Total sales                                   $144,113     $169,976     $129,992
                                              ==================================

      Sales between business segments, which were not material, generally were priced at prevailing market prices.

                                                    Years ended December 31
                                                 2001         2000         1999
                                              ----------------------------------
                                                      (U.S.$ in thousands)

Gross profit:

Semiconductor vacuum instrumentation          $  22,364     $ 39,034    $ 22,146

General vacuum instrumentation                   43,351       47,711      38,603
                                              ----------------------------------
Total gross profit                            $  65,715     $ 86,745    $ 60,749
                                              ==================================
Earnings before interest and taxes:

Semiconductor vacuum instrumentation          $    (679)    $ 17,931    $  3,479

General vacuum instrumentation                   12,514       14,034       6,611
                                              ----------------------------------
Total earnings before interest and taxes      $  11,835     $ 31,965    $ 10,090
                                              ==================================
Depreciation and amortization:

Semiconductor vacuum instrumentation          $   1,285     $  1,458       2,332

General vacuum instrumentation                    1,569        2,107       1,717
                                              ----------------------------------
                                              $   2,854     $  3,565    $  4,049
                                              ==================================

Capital expenditures:

Semiconductor vacuum instrumentation          $   1,868     $  2,170    $  1,168

General vacuum instrumentation                    3,729        2,683       2,121
                                              ----------------------------------
                                              $   5,597     $  4,853    $  3,289
                                              ==================================
Identifiable assets:

Semiconductor vacuum instrumentation          $  56,563     $ 63,672    $ 19,669

General vacuum instrumentation                   81,631       89,262      36,529
                                              ----------------------------------
                                              $ 138,194     $152,934    $ 56,198
                                              ==================================
Long-lived assets:

Semiconductor vacuum instrumentation          $  32,232     $ 27,614    $  7,207

General vacuum instrumentation                   26,781       27,967       6,653
                                              ----------------------------------
                                              $  59,013     $ 55,581    $ 13,860
                                              ==================================
Sales by geographic location:(1)

United States                                 $  51,062     $ 58,982    $ 40,358

Europe                                           68,226       81,332      73,717

Other                                            24,825       29,662      15,917
                                              ----------------------------------
Total sales                                   $ 144,113     $169,976    $129,992
                                              ==================================

(1) The geographic location of a sale is determined by the subsidiary that recorded the sale, rather than customer location.

19. Historical and Pro Forma Net Income Per Share

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

The following table sets forth the computation of basic and diluted earnings per share:

                                                                    Years ended December 31
                                                              2001            2000            1999
                                                         ----------------------------------------------
                                                         (U.S.$ in thousands, except per share amounts)
Numerator:
Numerator for basic and diluted earnings per share:
    Net income                                             $    9,952      $   22,931      $    7,376
Denominator:
Denominator for basic and diluted earnings per share:
Weighted average shares outstanding                         2,315,000       2,046,000       2,000,000
Earnings per share:
    Basic                                                  $     4.30      $    11.21      $     3.69
    Diluted                                                $     4.30      $    11.21      $     3.69

20. Quarterly Data (unaudited)

                                                       Quarter ended
                                   March 31        June 30     September 30    December 31
                                   -------------------------------------------------------
                                                    (U.S.$ in thousands)
2001
  Sales                             $49,186        $37,833        $30,075        $27,019
  Gross profit                       24,413         17,485         12,889         10,928
  Net income                          6,662          3,172             14            104
  Basic net income per share        $  2.88        $  1.37        $  0.01        $  0.04
  Diluted net income per share      $  2.88        $  1.37        $  0.01        $  0.04
2000
  Sales                             $40,432        $42,183        $42,262        $45,099
  Gross profit                       20,343         21,566         21,653         23,183
  Net income                          5,758          6,354          5,546          5,273
  Basic net income per share        $  2.88        $  3.18        $  2.77        $  2.42
  Diluted net income per share      $  2.88        $  3.18        $  2.77        $  2.42

      The Company recorded certain adjustments in the fourth quarter of 2001 which reduced selling, general and administrative expenses by approximately U.S.$1.9 million. These adjustments related primarily to bonus and profit sharing accruals, pension expense and bad debt expense.

21. Additional information required by Swiss Law

      As required by article 663 paragraph 3 of the Swiss Code of Obligations, the following supplementary information is disclosed (U.S.$ in thousands):

                                                    2001        2000        1999
                                                    ----------------------------
Total personnel costs                            $37,800     $39,915     $34,379
                                                 ===============================

Total amortization on intangible assets          $   220     $   633     $   595

Total depreciation of property, plant
and equipment                                      2,634       2,932       3,454
                                                 -------------------------------

Total amortization and depreciation              $ 2,854     $ 3,565     $ 4,049
                                                 ===============================

                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

                               INFICON Holding AG

                          (U.S. Dollars in Thousands)

                                        Balance at
                                       Beginning of    Add: Charged      Deduct:      Balance at
                                           Year         to Expense     Write-offs     End of Year
                                       ----------------------------------------------------------
Allowance for doubtful accounts:

Year ended December 31, 2001              $1,154          $ 753           $222          $1,685

Year ended December 31, 2000              $  664          $ 760           $270          $1,154

Year ended December 31, 1999              $  867          $(174)          $ 29          $  664

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

                                        INFICON Holding AG

Date: March 27, 2002


                                        /s/ James L. Brissenden
                                        ----------------------------------------
                                        Name:  James L. Brissenden
                                        Title: President and Chief
                                               Executive Officer

Date: March 27, 2002


                                        /s/ Peter G. Maier
                                        ----------------------------------------
                                        Name:  Peter G. Maier
                                        Title: Vice-President and Chief
                                               Financial Officer

Index to Exhibits

Exhibit
No.         Description
---------   -----------

1.1*        Amendment to Form of Underwriting Agreement
1.2*        Share Lending Agreement
2.1*        Master Separation Agreement between Unaxis Holding AG and INFICON
            Holding AG dated August 31, 2000
3.1*        Articles of Incorporation of the Registrant (English translation)
3.2         Organizational Regulations (INFICON Holding AG, a Swiss Company, is
            not required to have By-laws under Swiss law)
4.1*        Deposit Agreement, dated as of November 8, 2000, among the
            Registrant, The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, including the form of American Depositary Receipt
10.1*       INFICON Leveraged Share Plan
10.2*       INFICON Discounted Share Purchase Plan
10.3.1*     Intercompany Service Agreement between Leybold Vakuum GmbH and
            INFICON GmbH
10.3.2*     Intercompany Service Agreement between Unaxis Balzers Limited and
            INFICON Limited
10.3.3*     Intercompany Service Agreement between Leybold Vacuum UK Limited and
            INFICON Limited
10.3.4*     Intercompany Service Agreement between Leybold Vacuum Japan Co., Ltd and INFICON Co., Ltd.
10.3.5*     Intercompany Service Agreement between Leybold Vacuum Korea Ltd. And
            INFICON Ltd.
10.3.6*     Intercompany Service Agreement between Unaxis Singapore Pte Ltd and
            INFICON Pte Ltd.
10.3.7*     Intercompany Service Agreement between Leybold Vacuum Products, Inc.
            and INFICON, Inc.
10.3.8*     Intercompany Service Agreement between INFICON, Inc. and Leybold
            Vacuum Products, Inc.

10.3.9*     Intercompany Service Agreement between Leybold SAS and INFICON SARL
10.4.1*     Asset Purchase Agreement between Leybold Inficon, Inc. and INFICON,
            Inc.
10.4.2*     Asset Purchase Agreement between Leybold Vakuum GmbH and INFICON
            GmbH, Cologne (formerly known as Leybold Vakuum Deutschland GmbH), including Supplementary Agreement thereto
10.4.3*     Asset Purchase Agreement between Unaxis Balzers Limited and INFICON
            Limited
10.4.4*     Asset Purchase Agreement between Leybold Vacuum UK Limited and
            INFICON Limited
10.4.5*     Asset Purchase Agreement between Leybold Vacuum Japan Co., Ltd. And
            INFICON Co., Ltd.
10.4.6*     Asset Purchase Agreement between Leybold Vacuum Korea Ltd. And
            INFICON Ltd.
10.4.7*     Asset Purchase Agreement between Unaxis Singapore Pte Ltd and
            INFICON Pte Ltd
10.4.8*     Asset Purchase Agreement between Balzers and Leybold China Limited and INFICON Limited
10.4.9*     Asset Purchase Agreement between Leybold SAS and INFICON GmbH,
            Cologne regarding sales of assets of French subsidiary, including
            English translation thereof
10.4.10*    Asset Purchase Agreement between Leybold SAS and INFICON Limited,
            Liechtenstein regarding sale of assets of French subsidiary, including English translation thereof
10.4.11**   Asset Purchase Agreement between Balzers and Leybold Taiwan, Ltd.
            And INFICON Ltd. Regarding sale of assets of Taiwanese subsidiary
10.5*       Tax Deed between Unaxis Holding AG and INFICON Holding AG
10.6*       Intellectual Property Assignment from Leybold Vakuum GmbH to INFICON
            GmbH
10.7*       Intellectual Property Assignment from Leybold Inficon, Inc. to
            INFICON GmbH
10.8*       Intellectual Property Assignment from Unaxis Balzers Limited to
            INFICON GmbH
10.9*       Ultra Clean License Agreement between Unaxis Balzers Limited and
            INFICON GmbH, including Side Agreement thereto
10.10*      Intellectual Property License Agreement between INFICON GmbH
            (Cologne) and INFICON GmbH
10.11*      Intellectual Property License Agreement between INFICON GmbH and
            INFICON Limited
10.12*      Intellectual Property License Agreement between INFICON GmbH and
            Unaxis Balzers Limited
10.13*      Intellectual Property License Agreement between INFICON GmbH and
            INFICON, Inc.
10.14*      Lease Agreement for manufacturing facilities in Cologne, Germany between INFICON GmbH and Balzers and Leybold Holding AG dated August
            31, 2000 with English translation
10.15*      Lease Agreement for manufacturing facilities in Balzers,
            Liechtenstein between INFICON AG and Balzers AG dated August 31,
            2000 with English translation
10.16*      Employment Agreement between Jim Brissenden and Leybold Inficon Inc.
10.17**     Loan Agreement between INFICON Holding AG and Credit Suisse
23.10       Consent of Ernst & Young LLP

================================================================================

* Incorporated by Reference to our registration statement on Form F-1 filed with the Securities and Exchange Commission.
** Incorporated by Reference to our Annual Report on Form 20-F filed April 2, 2002 with the Securities and Exchange Commission.