Form 20-F
period 2003-12-31
INFICON HOLDING AG
filed 2004-04-01
CIK 1126659

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

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

TITLE OF EACH CLASS:                                          NAME OF EACH EXCHANGE ON WHICH REGISTERED:
American Depositary Shares, each                                The Nasdaq National Market
representing one-tenth of one INFICON
Holding AG share with a par value of CHF 10

INFICON Holding AG shares with a par value of CHF 10 each       The SWX Swiss Exchange

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
                                (Title of class)

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

                         Yes |X| No | |. Not applicable.

Indicate by check mark which financial statement item the registrant has elected to follow:

                             Item 17 | | Item 18 |X|

                                TABLE OF CONTENTS

PART I................................................................................................3
         Item 1. Identity of Directors, Senior Management and Advisors................................3
         Item 2. Offer Statistics and Expected Timetable..............................................3
         Item 3. Key Information......................................................................3
         Item 4. Information on the Company..........................................................13
         Item 5. Operating and Financial Review and Prospects........................................30
         Item 6. Directors, Senior Management, and Employees.........................................44
         Item 7. Major Shareholders and Related Party Transactions...................................51
         Item 8. Financial Information...............................................................57
         Item 9. The Offer and Listing...............................................................58
         Item 10. Additional Information.............................................................59
         Item 11. Quantitative and Qualitative Disclosures about Market Risk.........................73
         Item 12. Description of Securities Other Than Equity Securities.............................74
PART II..............................................................................................74
         Item 13. Defaults, Dividend Arrearages, and Delinquencies...................................74
         Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.......74
         Item 15. Controls and Procedures............................................................75
         Item 16. [Reserved].........................................................................75
PART III.............................................................................................75
         Item 17. Financial Statements...............................................................75
         Item 18. Financial Statements...............................................................76
         Item 19. Exhibits...........................................................................77

INFICON Holding AG is a corporation (Aktiengesellschaft) organized under the laws of Switzerland. In this annual report, "INFICON Holding AG" refers solely to the ultimate parent company of the INFICON Group. "INFICON," the "INFICON Group," "we," "us" and "our" refer to INFICON Holding AG and its consolidated subsidiaries. All references to "Unaxis" refer to our significant shareholder, Unaxis Holding AG, a corporation (Aktiengesellschaft) organized under the laws of Switzerland.

PRESENTATION OF FINANCIAL INFORMATION

      We have prepared our consolidated financial statements in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. In accordance with the requirements of the Swiss law, we have included our INFICON Holding AG Financial Statements under Swiss generally accepted accounting principles. Our shares are quoted on the SWX Swiss Exchange in Swiss Francs. Although we do not anticipate paying dividends in the foreseeable future, any cash dividends declared with respect to our shares will be declared in Swiss Francs.

MARKET SHARE AND INDUSTRY DATA

      Market information contained in this annual report, including information on our market share and the position of our business relative to our competition, largely reflects management's best estimates. These estimates are based upon information obtained from sources such as: customers, trade or business organizations and associations, contacts within the industries in which we compete and, in certain cases, upon published statistical data from independent third parties. We also rely on forecasts of future market conditions and trends from third-party sources. These third-party sources of statistical data and forecasts typically address a broad market for finished products made by our customers and do not address the vacuum instrumentation market directly. We have not independently verified the data and assumptions upon which these forecasts were prepared by the third-party sources, in addition to the rates of general economic growth that were assumed in preparing the forecasts; however, we believe them to be reasonable. Except as otherwise noted, market share information and assessments of our competitive position were derived by comparing our sales to the sales estimates of our competitors', as well as general market conditions. Amounts and percentages included in this annual report have been rounded and, accordingly, may not total.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This annual report on Form 20-F and other materials we have filed or may file with the Securities and Exchange Commission, as well as information included in oral statements or other written statements made, or to be made, by us, contain disclosures which are "forward-looking statements." Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "may," "believe," "will," "expect," "project," "assume," "estimate," "anticipate," "plan," "continue," "resumes," "opportunity" or "potential" or "guidance." These forward-looking statements address, among other things, our strategic objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries, and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed under "Key Information---Risk Factors."

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

Item 2. Offer Statistics and Expected Timetable

      Not applicable.

Item 3. Key Information

A.    Selected Financial Data

      The following tables present our selected historical combined financial data. This data has been derived from our consolidated financial statements prepared in accordance with U.S. GAAP. The information set forth below should be read in conjunction with the "Operating and Financial Review and Prospects"
section in addition to our historical financial statements and notes to those statements included within this annual report. Our income statement data, set forth below, for the years ended December 31, 2003, 2002 and 2001 and the balance sheet data as of December 31, 2003 and 2002 are derived from our audited consolidated financial statements and the notes to those statements included in this annual report. Our selected historical combined financial and other data for the years ended December 31, 2000 and 1999 and the balance sheet data as of December 31, 2001, 2000 and 1999 have been derived from our audited combined financial statements, which are not included in this annual report.

      As of the present date, no dividends have been declared by the Company.

                                                                                       Years ended December 31,
                                                                    ---------------------------------------------------------------
                                                                       2003          2002          2001         2000        1999
                                                                    ----------   -----------   -----------   ----------  ----------
                                                                        U.S.$ in thousands except for shares and per share amount
Income Statement Data:
Net sales
    Semiconductor vacuum instrumentation .........................  $   38,538   $    30,716   $    43,614   $   54,187  $   36,662
    General vacuum instrumentation ...............................     120,900        99,563        98,619      104,024      87,838
                                                                    ----------   -----------   -----------   ----------  ----------
Total net sales ..................................................     159,438       130,279       142,233      158,211     124,500
Cost of sales ....................................................      89,102        72,364        77,146       78,908      65,988
                                                                    ----------   -----------   -----------   ----------  ----------
Gross profit .....................................................      70,336        57,915        65,087       79,303      58,512
Research and development .........................................      20,988        16,052        12,039       10,566      11,138
Impairment of long lived assets ..................................       7,370            --            --           --          --

Selling, general and administrative ..............................      48,326        39,264        38,097       38,809      36,608
                                                                    ----------   -----------   -----------   ----------  ----------
Operating income (loss) from continuing operations ...............      (6,348)        2,599        14,951       29,928      10,766
Interest expense (income), net ...................................        (126)         (597)         (478)         292         130
Other expense (income), net ......................................        (546)          383         1,337        1,332         921
                                                                    ----------   -----------   -----------   ----------  ----------
Income (loss) from continuing operations before income taxes .....      (5,676)        2,813        14,092       28,304       9,715
Provision (benefit) for income taxes .............................         271          (120)        2,504        8,450       2,552
                                                                    ----------   -----------   -----------   ----------  ----------
Income (loss) from continuing operations .........................      (5,947)        2,933        11,588       19,854       7,163

Discontinued Operations (Note 13):

   (Loss) from operations of discontinued Ultra Clean operations
   (less applicable income tax (benefit) of $(177) in 2003, $(422)
   in 2002, $(138) in 2001, $292 in 2000 and $32 in 1999) ........      (1,188)       (2,828)       (1,636)       3,077         213

   (Loss) on disposal of Ultra Clean Operations (including 2,591 for operating losses during phase-out period, net of income tax
   (benefit) of $(337) in 2003 ...................................      (2,254)           --            --           --          --
                                                                    ----------   -----------   -----------   ----------  ----------

   Income (loss) from discontinued operations ....................      (3,442)       (2,828)       (1,636)       3,077         213

Net income (loss) ................................................  $   (9,389)  $       105   $     9,952   $   22,931  $    7,376
                                                                    ----------   -----------   -----------   ----------  ----------
Earnings (loss) per share:
Diluted:
   Continuing operations .........................................  $    (2.57)  $      1.27   $      5.01   $     9.70  $     3.58
   Discontinued operations .......................................       (1.49)        (1.22)        (0.71)        1.50        0.11
                                                                    ----------   -----------   -----------   ----------  ----------
   Total .........................................................  $    (4.06)  $      0.05   $      4.30   $    11.21  $     3.69

Earnings (loss) per share:
Basic:
   Continuing operations .........................................  $    (2.57)  $      1.27   $      5.01   $     9.70  $     3.58
   Discontinued operations .......................................       (1.49)        (1.22)        (0.71)        1.50        0.11
                                                                    ----------   -----------   -----------   ----------  ----------
   Total .........................................................  $    (4.06)  $      0.05   $      4.30   $    11.21  $     3.69

Weighted average number of shares - Diluted
                                                                     2,315,000     2,315,397     2,315,000    2,046,000   2,000,000
Basic ............................................................   2,315,000     2,315,000     2,315,000    2,046,000   2,000,000

Balance Sheet Data:
Working capital ..................................................  $   64,342   $    63,796   $    61,741   $   55,087  $   29,719
Total assets .....................................................     150,674       147,928       138,194      152,934      56,198
Total debt .......................................................          --            --            --          869          --
Stockholders' equity .............................................     125,759       127,410       119,524      108,531      41,360

Exchange Rate Information

      Since the primary listing for our shares is on the SWX Swiss Exchange in Swiss Francs, we have set forth below, for the periods and dates indicated, information regarding the noon buying rate in the City of New York for cable transfers in Swiss Francs as certified for customs purposes by the Federal Reserve Bank of New York, or the "noon buying rate," expressed in Swiss Francs per Dollar.

      We have provided these rates solely for your convenience. They should not be construed as a representation that Swiss Franc amounts actually represent the Dollar amounts or that the Swiss Franc amounts could have been, or could be, converted into Dollars at these rates or at any other rate. We do not use these rates for preparing our consolidated financial statements included in this annual report. On February 29, 2004, the average buying rate was U.S.$1.00=CHF 1.2626.

                                           CHF              CHF
                    Month                  High             Low
                    -----                  ----             ---

              September 2003               1.42             1.32
                October 2003               1.34             1.30
               November 2003               1.38             1.29
               December 2003               1.30             1.24
                January 2004               1.27             1.21
               February 2004               1.28             1.22


                    CHF              CHF          CHF            CHF
Calendar Year    Average(1)          High         Low       At Period End
-------------    ----------          ----         ---       -------------

    1995           1.1744           1.3130       1.1172         1.1540
    1996           1.2419           1.3515       1.1573         1.3390
    1997           1.4521           1.5360       1.3430         1.4610
    1998           1.4507           1.5420       1.2935         1.3735
    1999           1.5139           1.6015       1.3585         1.5930
    2000           1.6885           1.8300       1.5420         1.6116
    2001           1.6872           1.8226       1.5665         1.6732
    2002           1.5565           1.7300       1.3850         1.3875
    2003           1.3452           1.4299       1.2405         1.2423

(1)   The average of the buying rates throughout the year.

B.    Capitalization and Indebtedness.

      Not applicable.

C.    Reasons for the Offer and Use of Proceeds.

      Not applicable.

D.    Risk Factors.

      Investing in our shares or ADSs involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below prior to investing in our shares or ADSs. If any of the following risks actually occur, our business, prospects, financial condition and results of operations could be harmed. In that case, the value of our shares or ADSs could decline, and you could lose all or part of your investment.

      Risks Relating to Our Business

Downturns in the semiconductor chip manufacturing industry have had in the past, and may have in the future, a material adverse effect on our sales and profitability.

      Our business depends upon the strength of demand from semiconductor chip manufacturers and semiconductor equipment manufacturers, OEMs, or microelectronic products, which in turn depend upon the current and anticipated demand for semiconductors and products using semiconductors. In the year ended December 31, 2003, we estimate that approximately 67% of our semiconductor vacuum instrumentation sales, and approximately 16% of our general vacuum instrumentation sales were to semiconductor chip manufacturers, OEMs and related markets. For the year ended December 31, 2002, we estimate that approximately 68% of our semiconductor vacuum instrumentation sales and approximately 14% of our general vacuum instrumentation sales were to semiconductor chip manufacturers, OEMs and related markets. As we pursue an increased strategic focus toward the semiconductor industry, we anticipate sales to these customers will become an increasingly higher percentage of our sales. Periodic reductions in demand from semiconductor chip manufacturers and OEMs may reduce revenues, and we may be unable to increase sales to new or existing customers.

      Historically, the semiconductor chip manufacturing market has been highly cyclical and has experienced periods of overcapacity resulting in a reduction in demand for capital equipment. For example, in 1998 the semiconductor chip manufacturing industry experienced a severe downturn, which contributed to a 11.6% decrease in our net sales from 1997. Although the semiconductor chip manufacturing industry recovered in late 1999 and 2000, the industry entered another downturn in 2001 resulting in a 10.1% decrease in net sales from 2000. The downturn continued throughout 2002 resulting in a 8.4% decrease in net sales from 2001; however, the trend reversed in 2003 with a 22.4% increase in net sales from 2002. We cannot assure you that:

      o     the semiconductor chip manufacturing industry will improve;

      o the semiconductor industry is not experiencing a downturn which may be severe or prolonged; or

      o any recovery will result in increased demand for capital equipment by the semiconductor chip manufacturing industry.

      Any downturn in the semiconductor chip manufacturing industry could reduce, or limit the growth of revenues from semiconductor chip manufacturers and OEMs, which we expect to account for an increasingly higher percentage of our sales.

Fluctuations in our quarterly financial results may cause volatility in the price of our stock.

      Given the highly cyclical nature of the markets in which we participate, we cannot reliably predict future revenue and profitability. Our quarterly financial results have become highly dependent on the volume and timing of orders received during the quarter, which are difficult to forecast. The reduced level of orders for our semiconductor vacuum instrumentation products, resulting from the continued downturn in the semiconductor chip manufacturing industry, affects our financial results and may result in fluctuations between quarters. Consequently, our financial results may fall below the expectations of analysts and investors. In those circumstances where our financial results fall below the expectations of analysts and investors, we may experience volatility in the price of our stock.

The loss of sales to our major customers would likely have a material adverse effect on us.

      Our largest customers in 2003, Pfeiffer Vacuum and various entities related to Unaxis, including Leybold Vacuum, accounted for an aggregate of approximately 30% of our net sales. The loss of a major customer or any reduction in orders by these customers, including reductions due to market or competitive conditions, would likely result in a significant decrease in revenue for an extended period of time until new or existing customer orders can make up for the reduction.

      Attempts to mitigate the adverse impact of any loss or reduction of orders through the rapid addition of new customers could be difficult. This difficulty occurs because prospective customers typically require lengthy qualification periods to test and evaluate new products prior to placing significant orders with a new supplier. Our future success will continue to depend upon:

      o     our ability to maintain relationships with existing key customers;

      o     our ability to attract new customers;

      o our ability to provide products and services that meet the needs and expectations of our customers; and

      o the success of our OEM customers in creating demand for manufacturing systems which incorporate our products.

Some of our customers compete, or may in the future compete, with Unaxis, and to the extent that we are perceived to be controlled by, or under common control with, Unaxis, we may lose their business.

      Some of our customers compete, or may in the future compete, with our principal shareholder, Unaxis. Unaxis currently owns 19.51% of our shares, and one Unaxis officer serves on our board of directors. Additionally, Unaxis has agreed to provide certain general and administrative services on a continuing basis. Since Unaxis has agreed to provide these general and administrative services, some of our customers may perceive us to be closely affiliated with Unaxis. To the extent that any of these customers may compete with Unaxis, they may choose to discontinue buying our products for competitive or other business reasons, resulting in a reduction in our revenues.

Our future growth and competitiveness depend upon our ability to develop new and enhanced products for industries we target and to adapt rapidly to changing technologies. We cannot assure you that we will be successful in our product development efforts or that our new products will gain general market acceptance.

      The markets in which we sell our products, including the semiconductor manufacturing and equipment markets, are characterized by rapidly changing technology, evolving industry standards and practices, frequent new product and service introductions and enhancements, pricing pressure and changing customer demands. Our future growth will depend, in part, on our ability to adapt to rapidly changing technology and our ability to design, develop, manufacture, assemble, test, market and support new products and enhancements in a timely and cost-efficient manner. We cannot assure you the introduction of new products and product enhancements will gain market acceptance. For example, product development efforts focused on the semiconductor market include the addition and enhancement of products for process control, in situ analysis and vacuum measurement. We cannot assure you that semiconductor device and semiconductor manufacturing equipment manufacturers will accept these products. We may also experience difficulties or delays in our development efforts with respect to these and other products.

      Additionally, products or technologies developed by our competitors may render our products or technologies obsolete or noncompetitive. A fundamental shift away from vacuum technology in the semiconductor chip manufacturing market could render our product offerings obsolete and significantly reduce our revenues and the value of our shares or ADSs.

Changes or developments in the semiconductor industry could cause shifts in our infrastructure and increase the competition for our products.

      The long-term business outlook for the semiconductor industry indicates a migration toward fab-less semiconductor companies and the use of semiconductor foundries due to the substantial expense of building or expanding a semiconductor fabrication facility. This trend could shift our customer base toward large foundries that may have more pricing power. Consequently, we may experience an erosion in price in order to support this shift in customer base.

      There has been a dramatic consolidation within the semiconductor industry to reduce the number of suppliers and leverage the synergies between consolidated companies. The consolidation within the industry could affect the demand and competition for our products.

The markets for our products are highly competitive. The high degree of competition may result in reduced selling prices in addition to a decrease in market share for our products.

      We are exposed to the competitive characteristics of several diverse geographic and product markets. Competition is dependent on a variety of factors that include price, quality, functionality, brand recognition, and the effectiveness of our marketing, sales and customer service efforts. We believe the rapid identification of new product applications and the ability to supply commercial quantities of products that enable these applications are critical competitive factors. As the markets for our products expand, particularly with respect to our semiconductor vacuum instrumentation products, we expect the emergence of new competitors along with our existing competitors committing additional resources to the markets in which we participate. In particularly competitive markets, we have reduced the prices on our products in order to maintain market share. For example, our fittings and valves are especially sensitive to pricing pressure, since there is minimal technical differentiation among competitive products. Increased competition in these markets may result in further price reductions.

      Our sales and operating profit depend upon our ability to deliver products with functional specifications at prices that compete successfully with our competition, as well as our ability to manage operating costs. Some of our competitors may have larger financial, technical and marketing resources than we currently have. We cannot assure you that we will be able to compete effectively in the future.

Our failure to protect our proprietary technology relating to vacuum instrumentation may significantly impair our competitive position, which could result in a loss of revenues and profits.

      We rely, in part, on patent, trade secret, copyright and trademark law to protect our intellectual property. Our future success and competitive position depend upon our ability to obtain and maintain proprietary technology used in our principal product families. We have obtained a number of patents relating to our key product families and have filed applications for additional patents. There can be no assurance that any pending patent applications will be approved, that we will develop additional proprietary technology that is patentable, that any patents obtained by or issued to us will provide us with competitive advantages, or that these patents will not be challenged by any third parties. Furthermore, there can be no assurance that third parties will not design around our patents. Any of the foregoing results could harm our competitive position and result in lost revenue and market share.

      In addition to patent protection, we rely upon trade secret protection for our confidential and proprietary information and technology. We routinely enter into confidentiality agreements with our employees. However, there can be no assurance these agreements will not be breached, that we will have adequate remedies for any breach, or that our confidential and proprietary information and technology will not be independently developed by, or become otherwise known, to third parties.

      We license technology used in our products from and to third parties. Our inability to acquire third-party licenses, or to integrate the related third-party technologies into our products, may result in delays in product developments and enhancements until equivalent technologies can be identified, licensed and integrated. We may also require new licenses, in the future, as our business expands and technology evolves. We cannot assure you these licenses will be available to us on commercially reasonable terms, if at all.

      Our commercial success depends upon our ability to avoid infringing or misappropriating any patents or other proprietary rights owned by third parties. If we are found to have infringed or misappropriated a third party's patent or other proprietary rights, we could be required to pay damages to such third party, alter our products or processes, obtain a license from the third party or cease activities using such proprietary rights. If we are required to do any of the foregoing, we cannot assure you we will be able to do so on commercially or financially favorable terms, if at all. Our inability to do any of the foregoing on commercially or financially favorable terms could have a material adverse effect on our business, prospects, financial condition and results of operations.

      Litigation may be necessary in order to enforce our patents or other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement from third parties. Any such litigation could result in substantial costs coupled with the diversion of resources.

Our inability to convince OEMs to use our products in their manufacturing systems could weaken our competitive position.

      Manufacturing systems built by OEMs typically have a lifespan of five to ten years. OEMs subject components to rigorous and lengthy testing processes before incorporating them into their systems. Once an OEM has selected a vendor's equipment for a manufacturing system, the OEM generally relies, to the extent possible, upon that vendor's equipment. As a result, when another vendor's equipment is incorporated into an OEM's system, we may have difficulty convincing an OEM to incorporate our products into their manufacturing systems unless there are compelling reasons for a change, such as significant performance or cost advantages. Additionally, a semiconductor chip manufacturer who purchases a system from an OEM would typically seek replacement parts only from that OEM's supplier. Convincing this manufacturer to change suppliers would require a significant sales and marketing effort. Consequently, our success depends in large part on our ability to convince OEMs to choose our products for use in each new generation of their equipment. If we are unsuccessful in convincing OEMs to choose our products, our competitive position may be harmed.

We must compete intensively to attract and retain key technical personnel to help maintain our current level of success and to support our future growth.

      Our success depends principally upon the efforts and abilities of our key managers and other employees, particularly those with knowledge and experience in semiconductor manufacturing and related industries. The loss of key employees or officers could temporarily impair our ability to effectively manage our business until new personnel are found. Our future growth and success will depend upon our ability to attract and retain highly skilled technical, financial, managerial and marketing personnel. Competition for such personnel in our industry is intense, and we cannot be certain we will be successful in attracting and retaining the appropriate personnel.

Our ability to expand our manufacturing capacity may be limited by our suppliers' ability to meet our requirements.

      During periods of increased demand for semiconductor equipment, we may experience periodic delays and difficulties in receiving sufficient material from selected suppliers. These shortages may result in delays in production and delivery of our products which may limit our ability to fulfill our customers' demand.

We have significant international sales to customers outside the United States. A reduction in demand for our products resulting from economic downturns in one or more of the markets we serve may have a material adverse effect on our sales and profitability.

      We distribute our products in many countries throughout the world. Approximately 71% of our net sales in 2003, approximately 69% of our net sales in 2002, and approximately 70% of our net sales in 2001 were to customers outside the United States. Our overall success as a global business depends, in part, upon our ability to succeed in differing economic, social and political conditions. For example, the markets in Asia, one of the principal markets for our semiconductor vacuum instrumentation, experienced significant turbulence in the late 1990s. Our direct net sales to customers in the Asia-Pacific market represented approximately 22%, 20% and 20% of our net sales in the years ended December 31, 2003, 2002 and 2001, respectively, and we expect this percentage to increase in the future. Future downturns in these or other markets could result in reduced revenues.

      We are confronted with different legal and regulatory requirements in many jurisdictions throughout the world. These include, but are not limited to, tariffs and trade barriers, requirements relating to withholding taxes on remittances and other payments by subsidiaries, and different regimes controlling the protection of intellectual property. Our international operations also expose us to different local business risks and challenges. For example, we must design local solutions to manage credit risks of local customers and distributors. We cannot assure you that we will continue to succeed in developing and implementing policies and strategies that are effective within each country in which we conduct business.

Unfavorable exchange rate fluctuations may harm our results of operations.

      Our operations are conducted through subsidiaries in twelve countries. The results of operations and the financial position of these subsidiaries are reported in their local currency and translated into U.S. Dollars, at the applicable foreign currency exchange rate, when consolidating our financial statements. Exchange rate fluctuations between these foreign currencies and the U.S. Dollar may have a material adverse effect on our consolidated financial statements as reported in U.S. Dollars.

      We are also challenged with the transaction risk that results from fluctuations in exchange rates between the various currencies in which we do business. We believe a substantial portion of the transaction risk of our operations in multiple currencies is mitigated by our hedging activities, as well as the structural matching that occurs because many of our operating and financial expenses are incurred in the same currency in which the sales relating to such expenses are invoiced. This is particularly the case following the introduction of the Euro. We are nevertheless exposed to fluctuations in exchange rates between these currencies, and may need to raise our prices in response to these fluctuations, which could result in reduced sales. We cannot assure you that our operating profit will not be materially or adversely affected by large exchange rate fluctuations.

      We had gains (losses) from foreign currency transactions and foreign exchange contracts of U.S.$0.4 million, U.S.$(0.57) million, and U.S.$(1.03) million for the years ended December 31, 2003, 2002, and 2001, respectively.

      Additionally, our shares are quoted on the SWX Swiss Exchange in Swiss Francs. Although we do not anticipate paying dividends in the foreseeable future, any cash dividends declared in respect to our shares will be declared in Swiss Francs. Fluctuations in the exchange rate between the Swiss Franc, Japanese Yen and other currencies, including the Euro and the U.S. Dollar, may affect, among other things, the foreign currency equivalent of the Swiss Franc value of an investment in our shares and of dividends and other distribution payments on these shares.

We must make expenditures to comply with environmental laws and regulations relating to the production of our vacuum instrumentation products.

      We must comply with environmental laws and regulations relating to the generation, storage, handling, emission, transportation and discharge of materials. We require environmental permits to carry out some of our operations, and these permits are subject to modification and renewal by issuing authorities. If we violate these environmental laws and regulations, we may be subject to fines or be prevented from conducting some of our business activities. We do not believe that we will be required, under existing environmental laws and enforcement policies, to incur any expenditures that will adversely affect our financial condition or results of operations. However, environmental laws and enforcement policies have generally become more stringent in recent years. As a result, we cannot predict the ultimate cost of compliance with these laws.

The effect of terrorist attacks or threats on the general economy could decrease our revenues.

      On September 11, 2001, the United States was subject to terrorist attacks at the World Trade Center buildings in New York City and the Pentagon in Washington, D.C. Consequently, the U.S., along with other supportive countries, has taken active measures to combat the threat of terrorism. The current and future impact the war against terrorism may have on our suppliers and customers, the markets for their products, and the U.S. and global economies are uncertain. There may be other potential adverse effects on our operating results, as a result of the geopolitical unrest, that we cannot foresee.

Our business could be harmed if we fail to adequately capitalize on the market opportunities within the Environmental Health and Safety (EH&S) business.

      In its first two years of full operation, the Environmental Health & Safety Business generated HAPSITE sales of U.S.$23.8 million and U.S.$13.7 million for the years ended December 31, 2003 and 2002, respectively. This business focused on the military and emergency response markets in order to achieve this level of sales. However, if the military's strategic approach integrates an alternative solution other than HAPSITE or if government spending is redirected from anti-terrorism efforts, the level of sales may decrease significantly. Efforts to expand the market areas and product offerings for the business are critical to the long term success of the EH&S business. Failure to appropriately, penetrate and capitalize on these additional markets or expand the product line may result in results substantially lower than current years' results. Business and strategic challenges include:

            o the definition and execution of a comprehensive product strategy into markets beyond the current market for military and emergency response;

            o the effective management of the business to address fluctuations in demand or changes in customer requirements;

            o integration of future acquisition or partnership arrangements of complementary technology or products; and

            o the effective utilization of INFICON's worldwide sales network to expand opportunities for the EH&S business;

Our business could be harmed if we fail to adequately integrate the operations of a recent acquisition

      In January 2003, we acquired the privately-held company, New Vision Systems, a leader in advanced process control (APC) for patterning processes in semiconductor manufacturing. During its first year of operations, the results of operations, from this acquisition, have negatively impacted the Company's consolidated statement of income and was dilutive to its shareholders. Our management has committed resources to integrate, streamline, and improve the operational results of New Vision Systems. If we are unsuccessful in executing our integration strategy and projected revenue goals, we may not realize the anticipated benefits of the acquisition. The process of integrating the daily operations coupled with the execution of our research and development initiatives along with the business and operational aspects of the Patterning Solutions business presents a challenge to our management. Other business and strategic challenges include:

            o defining and executing a comprehensive product integration roadmap;

            o     managing geographically remote units and personnel;

            o effectively managing the business for fluctuations in demand or changes in customer requirements;

            o managing the risks of entering markets or business areas in which we have limited or no direct experience;

            o     minimizing the loss of key employees of the acquired business;
                  and

            o informing customers and suppliers of the effects of the acquisition and integrating this into our overall operations.

Future acquisitions could adversely affect our business

      We continue to explore opportunities to expand or enhance our product offerings to existing customers, to new customers, and into new markets through acquisitions. The identification of an appropriate acquisition candidate involves risks inherent in assessing the values, strengths, weaknesses, risks and profitability of acquisition candidates. If we identify an appropriate acquisition candidate, we may not be able to afford the acquisition or may be unsuccessful in doing so due to market conditions, competition, or failure to agree on terms and conditions. Other risks include the effects of the possible acquisition on the Company's business, diversion of management resources and risks associated with unanticipated problems or latent liabilities. Should the Company acquire another business, the process of integrating the acquired operations into the Company's existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available to support existing operations. If the Company pursues future acquisitions, it may be required to expend significant funds, incur additional debt or issue additional securities, which may negatively affect the Company's results of operations and be dilutive to its shareholders. If the Company spends significant funds or incurs additional debt, its ability to obtain financing for working capital or other uses could be jeopardized. Additionally, the Company could become more vulnerable to economic downturns and competitive pressures depending on the acquisition.

Benefits from deferred tax asset may not be realized.

      The Company has recorded a net deferred tax asset of U.S.$41.4 million for the year ended December 31, 2003. Although the Company believes it is more likely than not that most of the deferred tax assets will be realized, a full realization of the deferred tax asset amount may not be assured. The amount of the deferred tax asset considered realizable could be reduced and negatively impact our financial results if the Company is not able to generate sufficient taxable income in future years to support the deferred tax asset.

Additional costs with divestiture of Ultra Clean Processing business

      During 2003, the Company divested the ultra clean processing business unit. The decision to divest this business was based upon the Company's long-term strategy of focusing on its core competencies in the front-end of the semiconductor manufacturing process. The divestment was completed as of December 31, 2003 and was structured as a management buyout with the terms of the agreement allowing the Company to recoup a portion of its divestment costs over the next three years. There is no guarantee the Company will receive the full sales price for this transaction or recover the costs associated with the divestment of this business.

Risks Relating to Our Separation from Unaxis

We have significant sales to Unaxis and its affiliates.

      In 2003 and 2002, Leybold Vacuum, a division of Unaxis, accounted for approximately 12% and 11% of our net sales, respectively, and other Unaxis entities accounted for an additional 3% and 2% of our net sales, respectively. There can be no assurance that, as Unaxis reduces its ownership interest in INFICON, these companies will maintain similar levels of purchases from us. A significant decrease in sales to Leybold Vacuum would have a significant impact to our sales.

      Risks Relating to our Shares and ADSs

Unaxis has a significant influence on our company and may make decisions that are not in the best interests of all shareholders.

      Insider control of a significant proportion of our shares could have an adverse effect on the market price of our shares and ADSs. Unaxis currently owns 19.51% of our shares. Additionally, one of our directors is an officer of Unaxis. This could present the potential for a conflict of interest with respect to areas in which we compete with Unaxis and with respect to matters related to the agreements between us and Unaxis described under "Major Shareholders and Related Party Transactions---Related Party Transactions---Agreements in Connection with our Separation from Unaxis---Agreements with Unaxis." In light of its stock ownership position and representation on our board of directors, Unaxis has significant influence on the outcome of corporate actions requiring shareholder approval, including the election of directors, the amendment of our articles of incorporation, mergers and consolidations, and sales of assets that could provide our shareholders with the opportunity to realize a premium over the prevailing market price of their shares. This influence may have the effect of delaying or preventing a change of control of INFICON, even if this change of control benefits our shareholders generally.

Future sales by Unaxis could adversely affect the market price of our shares and ADSs.

      Sales of our shares in the public market could adversely affect the market price of the shares and ADSs. All of our shares are now freely tradable in the open market except for certain shares sold to our executive officers and employees. The shares sold to our directors may be sold after the expiration of 180-day lock-up agreements, on May 9, 2001. Up to 451,675 shares may be sold by Unaxis.

Item 4. Information on the Company

A.    History and Development of the Company.

      INFICON Holding AG (commercial name: "INFICON") was incorporated on August 2, 2000. INFICON Holding AG is a corporation (Aktiengesellschaft) organized under the laws of Switzerland. Its registered office (Sitz) is located at Hintergasse 15 B, 7310 Bad Ragaz, Switzerland. The telephone number of our registered office is 41-81-300-4980. The fax number is 41-81-300-4988. Our global headquarters is at Two Technology Place, East Syracuse, New York 13057, United States. Our telephone number in the United States is 1-315-434-1100. Our address on the Internet is www.inficon.com. The information on our website is not incorporated by reference into this annual report.

      In our initial public offering on November 9, 2000, 1,736,000 INFICON shares, with a par value of CHF 10 each, directly or in the form of ADSs, were sold publicly in Switzerland and the United States and to institutional investors outside Switzerland and the United States. Of the 1,736,000 shares, 315,000 shares were sold by us and 1,421,000 shares were sold by Unaxis as selling shareholder.

      Prior to our initial public offering, our business was wholly owned by Unaxis. In order to implement our initial public offering, Unaxis restructured the corporate ownership of the businesses in its instrumentation group, and created INFICON Holding AG under the laws of Switzerland to hold the companies through which we now conduct our operations. These companies acquired from Unaxis all of the assets relating to our business. Unaxis currently owns 19.51% of our shares and are no longer subject to its lock-up agreement.

      Our capital expenditures amounted to U.S.$4.1 million, U.S.$7.3 million and U.S.$5.6 million, in 2003, 2002 and 2001, respectively. These amounts were used primarily for the purchase of manufacturing equipment, tooling, office computer equipment, facility maintenance and leasehold improvements. We had equipment divestitures in the amounts of U.S.$0 million, U.S.$0 million and U.S.$0.7 million, respectively in 2003, 2002 and 2001, respectively. The principal investing activities for 2002 include the building infrastructure changes for our facility in Cologne, Germany and the move to a new building for our operations in Balzers, Liechtenstein that began in the second half of 2001. We invested approximately U.S.$5.6 million, during 2002, for the move to a new building in Balzers, Liechtenstein. These capital expenditures were funded through operating cash flows.

      In January 2003, INFICON acquired the privately-held company, New Vision Systems, that specializes in advanced process control (APC) and lithography analysis for semiconductor manufacturing since 1989. The results of operations for INFICON LT (formerly New Vision Systems) are reported as a separate reporting unit under the semiconductor vacuum instrumentation segment for the year ended December 31, 2003 since the date of acquisition.

      During the third quarter of 2003, as a result of substantially lower than expected financial performance for New Vision Systems, and in conjunction with its annual test of goodwill, an impairment test of the intangible assets was performed and the Company recorded an impairment charge of U.S.$7,370 to write down the intangible assets associated with New Vision Systems.

      In October 2003, we completed the divestment of our Ultra Clean Processing Business Unit as planned. Our UCP business was sold to management, staff, and a group of local investors in Liechtenstein. While Ultra Clean Processing is a viable business, it was not considered a long-term strategic fit for INFICON. By divesting this business, we are better able to focus on the Company's core competencies in instrumentation and advanced process control software designed exclusively for the first steps in the complex semiconductor manufacturing process. The Ultra Clean Processing Business Unit (UCP) produces and markets specialized cleaning systems which prepare the chips for final assembly prior to use in computers, cell phones, and hundreds of other applications.

      Our second acquisition of 2003 extended the Company's leadership in critical, on-site monitoring and identification of toxic chemicals and materials. In May 2003, we acquired privately-held Sentex Systems, Inc. of Fairfield, New Jersey. Founded in 1980, Sentex Systems supplies sophisticated monitoring and analysis instruments using gas chromatography (GC) technology to detect volatile organic compounds (VOCs) for industrial and environmental monitoring, testing, and security. These market-leading products complement INFICON's offering of fully portable chemical identification systems (gas chromatograph/mass spectrometer or GC/MS technology) used for fast on-scene detection and analysis of chemical warfare agents and toxic industrial chemicals in air, soil and water. As water purity and safety concerns increase, our customers need faster and more accurate discovery of toxic chemical substances. The acquisition of Sentex adds these products and technical expertise to our business portfolio to help our customers make crucial decisions affecting life, health and safety. The results of operations for Sentex Systems, Inc. are reported as a separate reporting unit under the general vacuum instrumentation segment for the year ended December 31, 2003 since the date of acquisition.

B.    Business Overview

General

      We are a leading developer, manufacturer and supplier of innovative vacuum instrumentation, critical sensor technologies, and process control software for the semiconductor and related industries. These analysis, measurement and control products are vital to original equipment manufacturers (OEMs) and end-users in the complex manufacturing of semiconductors, flat panel displays, magnetic and optical storage media and precision optics. The Company also provides essential instrumentation for gas leak detection and toxic chemical analysis to the air conditioning/refrigeration, emergency response, industrial hygiene markets, military and government markets. In 1997, Unaxis formed our business by consolidating its instrumentation businesses under a single global management. In connection with this initiative, we decided to focus on increasing our sales to semiconductor and related markets, to rationalize our product offerings, and to consolidate our operations and research and development efforts to improve operational efficiency in addition to supporting our strategic focus. We expect to continue our primary focus on semiconductor and related markets since we believe they are the largest and fastest growing markets for our products.

      We have four major product lines which form two business segments:

      The semiconductor vacuum instrumentation group focuses on semiconductor and related markets with products such as:

      o process knowledge and control hardware and software (including products from our former in situ analysis business unit), which enable semiconductor chip manufacturers to monitor and control their manufacturing processes by providing instantaneous or run-to-run feedback on the condition of the wafer and on the process and equipment parameters;

      The general vacuum instrumentation group serves selected industries, including refrigeration and air conditioning, automotive, emergency response markets, and government and university laboratories with products such as:

      o leak detectors, which provide verification of "leak tightness" for a diverse set of customers who are faced with increasingly stringent quality standards;

      o vacuum control products, which measure and control gas pressures during a manufacturing process;

      o chemical identification instrumentation which provides on-site detection of chemical agents and toxic materials in air, soil, and water significantly reducing the cost, time, and difficulties of laboratory testing.

      Product lines are described under the heading "Our Principal Products."

      Based upon our knowledge of our competitors and the markets we serve, we believe many of our key products maintain leading market share positions, and these leading market positions along with our competitive strengths should enable us to take advantage of expected market growth.

      The principal customers within our target markets include large manufacturers who incorporate our products into their manufacturing processes and original equipment manufacturers, or OEMs, who incorporate our products into systems they build for their customers. Additionally, we sell to several large distributors who serve diverse markets. Our customers are located primarily in the United States, Europe and Asia.

Our Competitive Advantages

      We believe that we have leading market shares in the process knowledge and control, leak detection and environmental health and safety markets, along with a strong position in the vacuum control market. We believe we can enhance our market position, growth and profitability through the following competitive advantages:

      o Market-Driven Technology and Product Innovation. Our customers operate in an environment of constant technological change. The cornerstone of our strong market position is our investment in technology and product innovation to keep pace with these technological changes. Our investment is made through internal product development coupled with the acquisition of advanced technology that complements our vacuum instrumentation portfolio. Our engineers and technical experts work directly with our customers to develop optimal solutions for their manufacturing problems. We seek to translate our knowledge of customer process requirements and our advanced technology into innovative products that improve our customers' process yield, quality, costs and profitability.

      o Global Presence and Comprehensive Customer Support. We have direct sales, application support and service centers in 12 countries around the world. This global reach is an increasingly critical success factor for a customer base that itself is increasingly multinational in scope. Large end users have factories worldwide and products sold to OEMs are often exported throughout the world. Our customers expect us to provide comprehensive service and application support to any location in which our products are used. We believe we have an excellent reputation for sales, logistic, application and service support in all important market areas of the world.

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

      o Demand-based Manufacturing. We employ a demand-based manufacturing system, where products are manufactured upon receipt of an order, enabling us to manufacture products rapidly and efficiently to meet specific customer demands. Combined with an aggressive supply chain management, our demand-based manufacturing system minimizes inventory, dramatically reduces manufacturing cycle times, improves on-time delivery, lowers manufacturing costs, and improves quality.

      o Total Quality Management and ISO Registration. All of our factories were early adopters of sophisticated total quality management techniques, including extensive employee participation at all levels in team-oriented programs aimed at improving product quality and manufacturing process efficiency. All our factories were among the earliest to apply for and achieve ISO 9001 Registration. This world-recognized quality methodology mandates that companies adhere to, and document their compliance with, stringent product/process specifications.

      o Integrated Management Information Systems. We have a company-wide integrated management information system which provides us with information on our manufacturing, sales, service and accounting functions on a real-time basis.

      o Brand Recognition. As a result of our strong market position, there is considerable name recognition for the INFICON brand. Our brand equity, coupled with our reputation for high quality and comprehensive customer service, provides significant support for our introduction of new and innovative products.

      o Strong and Committed Management Team. We believe our company benefits from a cohesive and highly experienced management team. As of the date of this report, our six executive officers have an average of 15 years of experience with INFICON and our predecessors and originate from a variety of national backgrounds. We believe that we have the leadership we need to continue to leverage our competitive advantages in the future.

      While we believe these competitive advantages will enable us to compete favorably in our target markets, there can be no assurance we will continue to do so. We encounter substantial competition in each of our product lines from numerous competitors. Certain competitors have larger financial, technical and marketing resources than we do. Other smaller competitors are well-established in specific product niches making it difficult to break into those smaller markets. Furthermore, in some cases, semiconductor chip manufacturers may direct semiconductor capital equipment manufacturers to use a specified supplier's product in their equipment. Accordingly, our success depends in part on our ability to have semiconductor chip manufacturers specify our products for use at their manufacturing facilities. We may encounter difficulties in changing established relationships of competitors with a large installed base of products at those customers' manufacturing facilities.

Our Strategy

      Our principal business objective is to exploit our core competencies in gas sensing, vacuum technologies and advanced process knowledge and control to increase sales, cash flow and profitability. We seek to maintain and enhance our position as a leading developer, manufacturer and supplier of vacuum instrumentation, critical sensor technologies and advanced process control software, with an emphasis on process engineering expertise for semiconductor, thin films manufacturing, refrigeration and air conditioning, automotive, security and emergency response, and other selected industrial markets. In this regard, we intend to:

      o Maintain our momentum in the High-growth Semiconductor and Related Markets. We focus our sales and marketing, product development efforts and potential future acquisitions on the semiconductor and related markets, that are the largest and fastest growing markets for our products. INFICON technology solutions and process expertise directly address the most pressing cost and productivity improvements demanded by semiconductor manufacturers. Hundreds of process steps are required to create a chip and additional steps are required for advanced chips of smaller sizes and greater speed. Each step in the chip fabrication process represents an opportunity for improvement in process consistency and product yield. INFICON intersects the semiconductor industry's need to analyze, control and improve manufacturing in three critical areas: process control, photolithography, and OEM components and subsystems.

            INFICON's market-leading in situ metrology and process control products target those mission-critical and "bottleneck" processes where increased control can create large and rapid paybacks. Our in situ metrology sensors and software enable semiconductor manufacturers to monitor and control the vacuum manufacturing process directly, eliminating the need for time consuming external analysis to determine product defects and process malfunctions. The process control products acquired through New Vision Systems will address the mission-critical photolithography and associated patterning processes. The latest generation of INFICON vacuum gauge products has benefited from increased sales to semiconductor manufacturers. INFICON is establishing its reputation as a reliable supplier of value-added vacuum gauges and subsystems with performance and price advantages. We are beginning to build a major market share at all major OEMs, and believe our technological expertise and market knowledge will continue to enable us to introduce new products and increase our market share in semiconductor and related industries.

      o Invest in Technological Innovation. We continue to invest in product and process innovation in order to provide technologically advanced products to our customers. Industries whose manufacturing processes use vacuum systems, in particular the semiconductor, air conditioning and refrigeration, automotive, and thin-film coating industries, require increasingly sophisticated instrumentation. Our aggressive R&D investing during the past 3 years has resulted in the development of new products that address the specific challenges in semiconductor manufacturing. The trend towards more expensive, larger 300mm diameter silicon wafers for manufacturing chips has necessitated more rapid fault detection with reduced reliance on test wafers. Our line of mass spectrometers and other products for in situ metrology permit customers to monitor and control the semiconductor manufacturing process within the process chamber, reducing the need for test wafers. We have also developed and will continue to develop more sophisticated leak detectors for efficiency and mobility within the semiconductor fab environment and to meet the increasing demand in the automotive industry for stringent quality in the testing of air conditioning, air bags for safety, and other sub systems. We generally seek to introduce innovative, high-margin products that will enable us to maintain profitability in a competitive market.

      o Strengthen Our Position in Core Geographic Markets. The United States and Asia are the strongest markets for the semiconductor business. These are already the largest markets for our semiconductor vacuum instrumentation products, and we have expanded our sales, distribution, and customer service and support infrastructure in these areas to meet the rising demand, including strengthening our presence in China for the expected demand from new semiconductor fabs.

      o Maintain the Strength of the INFICON Brand. We intend to continue to promote an image of quality, reliability, high performance, and innovation associated with the INFICON brand. We have developed our reputation by offering customers technologically advanced products and providing responsive customer support services. We believe our strong brand awareness, brand loyalty and reputation for superior products enhances our competitiveness and provides us with a solid foundation for future growth. We intend to maintain the efforts that have already cemented customer loyalty to the INFICON brand.

      o Enhance Our Distribution Channels to Reach Distinct Customer Bases. We have developed specialized sales forces to target our distinct customer segments. In our semiconductor and related markets and for environmental and security markets, we employ a specially trained force of direct sales, service, and application support professionals. Similarly, we have a specialized group of sales distributors and representatives who concentrate exclusively on the refrigeration and air conditioning industry. In the more diffuse markets for general vacuum instrumentation, we distribute our products through vacuum pump manufacturers who have developed strong relationships with small to mid-size vacuum instrumentation users. We intend to continue to use our specialized sales forces to build strong customer relationships in our major industrial and geographic markets.

      o Continue to Improve Manufacturing Efficiency. In order to maintain the highest quality standards, we focus our internal manufacturing efforts on our core proprietary vacuum sensor and accessory technology, on the final assembly of our products, and on quality assurance. We outsource the construction of most other parts and components, including circuit boards, mechanical assemblies, and housings. This strategy enables us to focus on our key technologies that have been central to our success and on assuring the high quality of our products, while reducing the capital investments and fixed costs associated with non-core activities. In addition, we believe this manufacturing approach significantly reduces our susceptibility to periodic downturns in the volatile semiconductor market. We also use a demand-based manufacturing system to reduce inventory cycle times and production defects, in addition to our Total Quality Management Programs and ISO registration which supports our objectives of improving business practices and product quality to increase profitability.

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

Our Principal Products

      We develop, manufacture and supply products in two principal areas:

      o     semiconductor vacuum instrumentation; and

      o     general vacuum instrumentation.

      Our semiconductor vacuum instrumentation generally consists of technologically advanced products developed specifically for use in semiconductor and related applications. For the years ended December 31, 2003, 2002 and 2001, we estimate that approximately 67%, 68%, and 68%, respectively, of our sales in the semiconductor vacuum instrumentation segment were to semiconductor and related markets. The remaining net sales of this group were to distributors who resell our product under their own private-label brands to customers which we are unable to track, and from products originally designed for the semiconductor market which we have adapted for use in other industries. Our general vacuum instruments are versatile products which typically can be used in multiple applications. For the years ended December 31, 2003, 2002 and 2001, we estimate that approximately 7%, 5% and 9%, respectively, of our sales in the general vacuum instrumentation segment were to semiconductor and related markets.

Semiconductor Vacuum Instrumentation

      Our semiconductor vacuum instrumentation consists of one principal product line: process knowledge and control.

Process Knowledge and Control

      Our process knowledge and control hardware and software are used in front-end chip manufacturing to provide process verification and control, including run-to-run control of key process parameters for process optimization and immediate and automatic feedback to the process equipment or a process engineer on any faults detected and their probable cause. Net sales from our process knowledge and control business for the years ended December 31, 2003, 2002 and 2001, were U.S.$38.5 million, U.S.$30.7 million and U.S.$43.6 million, respectively.

      As the cost of wafers increases and the complexity of the manufacturing processes reduces the acceptable windows of process operation, the requirement for faster parameter modifications in response to inevitable process changes and for immediate fault detection becomes more critical. We believe the industry will conduct more and more of these analyses in the process chamber itself using in situ metrology and adopt automatic process control, leading to growth in the market for our process knowledge and control products. The Semiconductor Industry Association's National Technology Roadmap for Semiconductor Manufacturing supports this expectation.

      Products.

      Our process knowledge and control product offerings include the following:

      In Situ Metrology Sensors and Sensor Integration and Analysis Software

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

      o Particle Detectors. Our Stiletto particle detector is a breakthrough in situ sensor that finds yield-limiting contamination in real time on every wafer with scanning-laser sensitivity and accuracy. Its submicron sensitivity detects particles which can destroy the performance of the chip.

      o Composer. The Composer, based on acoustic resonance technology, monitors and controls the reactant feedgas to ensure that the gas concentration is constant. The Composer is applied most frequently in metal organic chemical vapor deposition applications.

      o Thin Film Deposition Controllers. Our thin film deposition controllers determine the thickness of a material deposited in a batch evaporation process. Although these processes are less common in semiconductor processing today, they are still used for very specific applications. They are used more frequently in the optical industry, including both high-precision, scientific optics and consumer optics. Recently, they have found use in the manufacture of organic electroluminescent displays.

      o FabGuard. The FabGuard software takes data from the in situ sensors, integrates that data with data from the process equipment itself, and condenses and analyzes it to provide the process engineer with actionable information. Alternatively, the engineer can choose to have FabGuard automatically send control commands directly to the process equipment. The software is typically sold in conjunction with our process knowledge and control sensor products or separately as an upgrade for use with the products.

      To address the broader, non-semiconductor market for gas analysis, we adapt and package our mass spectrometers for distribution through Pfeiffer Vacuum, a vacuum pump manufacturer. Thus, we leverage our product development efforts and technology without diminishing our direct sales force's focus on the semiconductor and related markets.

      Patterning Solutions Software

      Pattering Solutions products target photolithography, a challenging and strategically important process in the manufacturing of semiconductor devices. As chips get smaller and faster, the complexity and high cost of error associated with the photolithography process are driving device manufacturers to seek world class process expertise to optimize lithographic equipment, the most expensive tools in the fab. INFICON works directly with many of the world's leading fabs to implement process control tailored to their specific production requirements, as our process control software is compatible with tools from all major lithography and metrology equipment suppliers.

      Because the semiconductor market is in a constant state of technological change, we concentrate key resources on understanding our customers' processes so that we can better support our customers, embody that knowledge in our software offerings, and define the right hardware and software products for future process needs. We must continually innovate and produce both next-generation products and new products for evolving applications. Our internal development is twofold: (1) adapting our hardware technologies for changing applications and (2) increasing our emphasis on software development. In addition, we remain alert to new technology acquisitions that would enhance our offering of process knowledge and control sensors and software capability.

   Semiconductor Vacuum Instrumentation Products

      Our customers for process knowledge and control include semiconductor chip manufacturers and original equipment manufacturers such as IBM, Motorola, Intel, Samsung, Applied Materials, Tokyo Electron, Novellus, Zeiss, Anelva, Sunic Systems, and Ness Display; and a private label distributor, Pfeiffer Vacuum. Semiconductor chip manufacturers constitute the larger part of the market. Geographically, the semiconductor market is concentrated in Asia and the United States.

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

      Helium leak detectors are used by manufacturers for quality control in a broad range of applications. They are used primarily to test the integrity of a container, whether it is a vacuum chamber or a pressurized container. The central element of any leak detector is a sensor which is designed to detect the presence of a certain gas. Helium is an ideal gas for use in leak detection because (1) helium atoms are very small and can seep through the tiniest cracks in a chamber and (2) helium is not commonly found in the atmosphere, so the likelihood of false readings is reduced. A typical helium leak detection process involves pressurizing a container with helium, sealing the container and using sensors to detect if any helium leaks out. Another technique is to evacuate the container, expose it to a helium environment and use the sensors to detect the presence of helium inside the container. Our helium leak detection products perform both of these functions.

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

      Net sales for our leak detection business for the years ended December 31, 2003, 2002 and 2001 were U.S.$38.8 million, U.S.$47.4 million and U.S.$55.3 million, respectively.

   Products. Our most important leak detector products include the following:

   Helium Leak Detectors

      o UL1000 Fab. Designed as a mobile leak detection tool, the UL1000 Fab is highly maneuverable for leak detection efficiency and mobility within the fab environment. It provides an extremely fast leak rate response across all measurement ranges.

      o UL5000. The UL5000 is an enhanced version of the UL1000 Fab built on the same platform. It is dedicated to perform very sensitive leak tests on large chambers in a short time, a strong requirement of the semiconductor tool manufacturer industry.

      o UL1000. Designed for demanding applications, the UL1000 is a perfect leak detector for industrial customers looking for high pumping speed and reliable tests under extreme testing conditions.

      o Protec. The Protec leak detector is often used in the automotive and refrigeration and air conditioning industries to test the integrity of a system before it is charged with refrigerant. This quality control measure helps manufacturers ensure that resources are not wasted by charging faulty systems with refrigerant.

      o LDS1000. The updated LDS1000 is designed for OEMs to flexibly incorporate into the larger leak test systems they build.

   Refrigerant Leak Detectors

      o Ecotec II. The Ecotec II is used in assembly lines in the automotive and refrigeration and air conditioning industries. The Ecotec II can differentiate among refrigerants and is used to perform a final quality control test on systems after they are charged.

      o HLD5000. Introduced in 2001, the HLD5000 is used for quality testing in the manufacture of air conditioned systems. Its unique functionality will improve productivity on the assembly line and reduce the cost of ownership.

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

      Markets. Our largest markets for leak detectors are the refrigeration and air conditioning, automotive and semiconductor markets. In the refrigeration and air conditioning market, our key customers include Carrier, Whirlpool and York International. In the automotive market, our customers include DaimlerChrysler, General Motors, Volkswagen, Audi, Delphi Automotive Systems and Eaton Aeroquip. Our leak detector customers in the semiconductor industry include Applied Materials, IBM, Intel, Samsung and LAM Research. The users of our D-Tek leak detectors are service technicians whom we reach through third-party distributors. In addition, we serve other markets that require sensitive leak detection, such as power plants, airplane manufacturers, printer manufacturers, petroleum companies, and research and development institutes.

      The market for leak detectors is global. We believe that we are a strong leader in the European market and that we are well established in the United States and South America. We also plan to continue expanding our presence in the Asian market for leak detectors. We are a recognized provider of leak detectors to the Chinese refrigeration and air conditioning market, and we intend to use our Singapore office to pursue opportunities in countries such as Thailand, Malaysia, the Philippines, and Indonesia.

   Vacuum Control

      Our vacuum control products include gauges, valves, and fittings. Gauges enable our customers to monitor gas pressures during various stages of the manufacturing process. Gauges vary widely in design depending on the pressure range and the application. Valves, which control gas flow, and fittings, which are used to connect components to a vacuum chamber, are used in all vacuum systems.

      Net sales generated by our vacuum control products for the years ended December 31, 2003, 2002 and 2001 were U.S.$46.7 million, U.S.$38.4 million and U.S.$43.3 million, respectively.

   Products. Our principal vacuum control products include the following:

      o Capacitance Diaphragm Gauge. Capacitance diaphragm gauges are used in a wide variety of applications to provide precise pressure measurement within a narrow pressure range. Our SKY capacitance diaphragm gauge features a ceramic diaphragm which provides higher accuracy, stability, longer life and greater resistance to corrosive gases than conventional metal diaphragms. These benefits are possible because ceramic has significant advantages over metal, such as better thermal and chemical characteristics and less propensity to fatigue.

      o Bayard Alpert and Penning Gauges. These high-vacuum gauges provide reliable pressure measurement in a wide range of industries including optical coating, space simulation, and heat-treating, as well as semiconductor manufacturing processes. Our transmitter gauges are particularly well suited for incorporation in OEM vacuum systems because they function as "smart sensors" requiring no additional controllers.

      o Pirani Gauge. Our Pirani gauge is the most cost-effective product we offer to measure moderate vacuum ranges directly or as part of a pumping system in applications such as thin film coating, analytical instrumentation, or research and development.

      o Combination Gauges. Our combination gauges integrate a low-vacuum gauge, a high-vacuum gauge and an electronic controller into one compact measuring device. These innovative gauges enable customers to replace two conventional gauges and a controller with one combination gauge to provide a cost-effective way to measure a wide range of pressures. We expanded our range of combination gauges in 2002 with a new Pirani/Capacitance Combination Gauge and in 2003 we launched the first TripleGauge, which combines three different measurement technologies in one housing. Both new products are targeted for semiconductor and thin film coating applications.

      o Valves and Fittings. We offer a wide range of valves and fittings for a variety of vacuum applications. We also started to market and manufacture custom heated valves and fittings, especially made for the etch exhaust lines of semiconductor manufacturing equipment.

      o Gas Dosing Controller. Our gas-dosing controller has two different valves that act as a complete, integrated upstream control system for a variety of vacuum applications. This device has been specifically designed to control pressure by communicating with all our gauges. We believe that the option of buying the combination of a gauge, a valve, and a controller from one supplier is attractive to our customers because it reduces complexity and cost.

   Markets. Gauges, valves and fittings are used in all vacuum applications in a range of industries. We focus on serving OEMs and manufacturers of vacuum pumps. The market for valves and fittings is characterized by high price competition, low barriers to entry, and less technical differentiation among competing products. The target customers of our gauges, valves, and fittings products fall into three general categories:

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

      o Large OEMs, including semiconductor and non-semiconductor coating equipment manufacturers. Our large OEM customers generally use large quantities of products specifically geared toward their applications. Our largest customers in this market segment are Applied Materials, Singulus and Unaxis. We have also received orders for our gauges from Novellus, Applied Films and TEL, and we intend to continue our efforts to increase sales to large OEM customers.

      o     Large end-users who purchase replacement parts.

      The fastest growing market for vacuum control is the semiconductor market, and we believe that the demand for the products sold to this market, such as capacitance diaphragm and combination gauges, will grow significantly. Growth in other market segments may be limited because of price competition and trends toward the use of combination gauges to replace multiple stand-alone gauges. We intend to pursue growth in this product line by focusing our sales efforts on the semiconductor industry and intensifying our sales efforts in the United States and Asia.

Environmental Health & Safety

      Our Environmental Health & Safety (EH&S) product line features a field-portable chemical identification system called HAPSITE(R) that is used in emergency response and military applications for immediate, on-site detection of chemical agents and toxic materials. This product utilizes gas chromatography in conjunction with mass spectrometry (GC/MS) to provide laboratory quality results in the field. The MS technology for HAPSITE draws heavily on the same vacuum sensor expertise that has made INFICON the market leader in semiconductor gas analysis, thus leveraging our knowledge of vacuum technology in less volatile markets. Additionally, the acquisition of Sentex Systems Inc., in May 2003, expands the EH&S capabilities to include environmental monitoring of air and water using gas chromatography technology. In these applications, the technology is directed at quickly obtaining critical data for decision-making in emergency situations or for environmental applications, such as hazardous waste site analysis and remediation or regulatory compliance for drinking or waste water. Net sales for our Environmental Health & Safety product line for the years ended December 31, 2003, 2002 and 2001 were U.S.$23.8million , U.S.$13.7million and U.S.$2.6, respectively

   Products. The GC/MS family of products consists of:

      o HAPSITE Analytical Module - Chemical Identification System. HAPSITE is a laboratory grade, field-portable gas chromatograph/mass spectrometer (GC/MS) for easy and dependable on-site analysis of volatile organic compounds (VOCs). Battery powered, lightweight, and weatherproof, HAPSITE can speciate and quantify VOCs in minutes, significantly reducing the cost, time, and difficulties of testing for toxic chemicals in air, soil, and water. It allows the user to obtain field information within minutes, instead of days or weeks with competing methods and instruments.

      o Vacuum Pumping System. (Service Module) This is a vacuum pumping system, power supply, and battery charger that supports the HAPSITE in a fixed-station mode. When the HAPSITE and Service Module are paired together, they offer the capabilities of a complete laboratory GC/MS in less than half the space.

      o Water and Soil Sampling System. (Headspace) This accessory instrument allows the HAPSITE to detect and identify VOCs which may be present in water or soil samples. It can be operated in the same field environments as the HAPSITE or set up in a fixed site.

      The GC products consist of:

      o Scentograph gas chromatographs for chemical monitoring of air and water. Models CMS100 and CMS200 are battery powered, lightweight units which can be easily transported and set up to sample or monitor as needed, providing results in just a few minutes. The model CMS500 is specifically intended for fixed site monitoring for water security, drinking water compliance or wastewater compliance.

      Markets. GC/MS is a relatively mature analytical approach to the detection and identification of organic compounds. However, up until the development of HAPSITE, the analytical procedure required that samples be obtained in the field and transported to the laboratory for characterization. As noted, this procedure takes anywhere from hours to weeks for the results to be delivered to the customer. HAPSITE allows this analysis to be totally completed, on site, within 15 minutes. The results which have been judged by the Environmental Protection Agency (EPA) to be equivalent to the laboratory results. The same is true for GC work; the acquisition of the Sentex product line provides a complementary product offering for applications where the customer is monitoring or checking for specific compounds, as in the case of regulatory compliance.

     These products have been sold into the following market areas:

      o Military, Security, and Emergency Response. This is by far the largest market segment for the HAPSITE product at the present time. The largest customers are the U.S. National Guard Bureau which has units deployed throughout the U.S. as part of the homeland defense initiative and the U.S. Air Force, which has units deployed worldwide. Other U.S. and Allied military and governmental agencies are also key customers. Fire Departments, usually "first responders" in the case of chemical spills and other environmental accidents, are also important customers in this application.

      o Industrial Hygiene. This market area relates to industrial safety programs which are concerned with employee and/or personnel safety. Recent improvements in the capability of the HAPSITE to detect and identify VOCs in the industrial setting plus the acquisition of the Scentograph make this a target market for the next few years.

      o Chemical Processing. Areas of chemical plants require different monitoring and testing procedures to ensure continued safety. While certain monitoring technologies have been available for some time, the HAPSITE offers enhanced detection capabilities which can be used to describe the size of any chemical spill or release and help ensure worker safety.

      o Environmental Protection. We expect that enforcement of the clean air act in the U.S. and similar laws in other countries will be natural drivers for utilization of the HAPSITE and Scentograph. Some sales have already been made into this market.

      o Water Security. This is a relatively new market that is receiving significant attention and funding in order to protect water resources in the U.S. and elsewhere from contamination, either accidental or terrorist related. Both the HAPSITE and the Scentograph play a significant role in this area.

      For a breakdown of our total net sales by segments and by geographic market, please see "Operating and Financial Review and Prospects---Results of Operations."

Sales and Marketing

      We sell our semiconductor vacuum instrumentation products primarily through our direct sales force, which is critical to our strategy of maintaining close relationships with semiconductor chip manufacturers and OEMs. We have direct sales organizations in China, France, Germany, Hong Kong, Japan, Korea, Liechtenstein, Singapore, Taiwan, the United Kingdom and the United States. We sell our general vacuum instrumentation products primarily through the vacuum pump sales forces of our distributors. We also have sales representatives and agents who sell our leak detectors in other countries, such as Argentina, Brazil, Canada, Denmark, Israel and Mexico. For the years ended December 31, 2003 and 2002 , approximately 51% and 53%, respectively, of our sales were through our direct sales force and approximately 49% and 47%, respectively, were to distributors and agents.

      The following table shows where we direct our worldwide operations for each product line:

Product Line                                      Location
------------                                      --------

Process Knowledge and Control.................    Syracuse, New York, USA
Leak Detection................................    Cologne, Germany
Vacuum Control................................    Balzers, Liechtenstein
Environmental Health & Safety.................    Syracuse, New York, USA

      Our largest customer, Pfeiffer Vacuum, accounted for 16%, 18% and 17% of total net sales in 2003, 2002 and 2001, respectively. Our next largest customer is Unaxis. Leybold Vacuum, a division of Unaxis, accounted for 12%, 11% and 13% of total sales in 2003, 2002 and 2001, respectively. Various other Unaxis entities accounted for 3%, 2% and 2% of total net sales in 2003, 2002 and 2001, respectively. The next six largest customers accounted in the aggregate for 22%, 13% and 12% of total net sales in 2003, 2002 and 2001, respectively.

Customer Service and Support

      We believe that a strong customer service and support infrastructure is critical to maintaining the long-term customer relationships that are critical to our success. Customer service and support covers such varied functions as installation, training, on-site or telephone applications advice including data interpretation, field repair and maintenance, and factory repairs. The functional lines between service/repair, technical support, sales, and marketing are blurred because all customer contact people strive to meet the demands of our customers. Some forms of support are included in the price of the product; others are paid based on a service contract or a one-time arrangement. The nature of the product, the application, and the marketing concept determine the particular approach used.

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

      For the years ended December 31, 2003, 2002 and 2001, our research and development expenditures were U.S.$21.0 million, U.S.$16.1 million and U.S.$12.0 million, respectively, which represented approximately 13.2 % and 12.3% and 8.5% of net sales, respectively.

Patents and Other Intellectual Property Rights

      We rely on a combination of patent, trademark, copyright, and trade secret protection, as well as license arrangements, in the United States and in other countries, to establish and protect our proprietary rights in our products and our business. Although our intellectual property is important to our business, we are not substantially dependent on any single patent, trademark, copyright, or trade secret.

      We have over 300 patents and patent applications. We intend to file additional applications as we deem appropriate. We also own over 50 trademarks and trademark applications. In addition, we have copyrights related to our business, including copyrights in computer software.

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

      In addition to patent, trademark, and copyright protections, we rely on trade secret protection for our confidential and proprietary information and technology. We routinely enter into confidentiality agreements with our employees and contractors, pursuant to which they agree to maintain the confidentiality of all our proprietary information and to assign to us all inventions made while in our employ.

      We cannot assure you that any of our pending patent or trademark applications will be granted, that we will develop additional proprietary technology, or that any of our proprietary technology will provide us with competitive advantages. Moreover, despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technologies. Monitoring unauthorized use of our technology is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States.

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

      Manufacturing is conducted primarily in four locations: Syracuse, New York United States; Cologne, Germany; Balzers, Liechtenstein and Mariehamn, Finland. We employ a demand-based manufacturing system to reduce our inventory, cycle times and defects. Additionally our quality management and ISO registration programs stress team-driven, continuous improvement and comprehensive documentation of process and product specifications.

      Suppliers are certified to meet our standards for quality, delivery, and financial stability. In a few instances, we have sole-source relationships with suppliers.

Competition

      The markets for our products are highly competitive. In all our markets, we compete primarily on the basis of the following factors:

      o     performance and features;

      o     quality and reliability;

      o     on-time delivery;

      o     price;

      o     range of products;

      o     historical customer relationships;

      o     applications expertise;

      o     manufacturing capacity; and

      o     customer service and support.

      With respect to our semiconductor vacuum instrumentation, the most important competitive factors are performance and features, applications expertise and historical customer relationships. With respect to our general vacuum instrumentation, the most important competitive factors are performance and features, price, customer service and support, and manufacturing capacity.

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

      We encounter substantial competition in each of our product lines from numerous competitors, although there is no one competitor that competes with us across all our product lines. Our major competitors in the process knowledge and control market are Brooks Automation, MKS Instruments, and ULVAC Technologies. Our major competitors in the leak detection market are Alcatel, Varian and Ulvac. Our major competitors in the vacuum measurement market are BOC Edwards, Helix Technologies, Millipore and MKS Instruments. Our major competitors in the vacuum components market are BOC Edwards, MDC, Nor-Cal Products, Varian and VAT. Our major competitors in the environmental health and safety market are Agilent Technologies, Bruker, Intelligent Ion, Photovac, and Siemens. Our assessments of our competitive position have been derived by comparing our sales to our estimates of our competitors' sales as well as general market conditions.

Seasonality

      Our net sales and results of operations are seasonally affected by the summer vacations of our suppliers' and customers' employees. Additionally, our refrigerant leak detection products, which comprise approximately 6 - 7% of annual sales, are seasonally affected by a larger percentage of sales occurring during the initial six months of the year. As a result, our net sales and results of operations are usually lower in the third and fourth quarter of each calendar year. This seasonality causes our operating results to vary from quarter to quarter.

Sources and Availability of Raw Materials

      It has been our experience that the raw materials used for our products are generally readily available at relatively stable prices. Any scarcity in raw materials used for our products has always been limited to a very small portion thereof and has never had a material adverse effect on our business or financial condition.

C.    Organizational Structure.

      INFICON Holding AG is the parent company of the INFICON group which operates from 12 countries and consists of a parent company, four manufacturing companies, seven sales subsidiaries, and a management company located in Bad Ragaz, Switzerland which performs administrative, inter-company financing, and intellectual property management functions. The organizational structure of the INFICON group is as follows:

                                                        -------------------

                                                         INFICON Holding AG

                                                            Bad Ragaz
                                                           Switzerland
                                                          Parent Company

                                                        -------------------
                                                                 |
     ---------------------------------------------------------------------------------
     |                   |                  |                    |                    |
     |            ----------------  -----------------  -------------------- -------------------
     |
     |                INFICON AG      INFICON Inc.      INFICON Aaland Ab.   INFICON GmbH
     |                 Balzers         Syracuse            Mariehamn           Bad Ragaz
     |              Liechtenstein        USA                Finland           Switzerland
     |              Manufacturing     Manufacturing       Manufacturing       Managmement
     |
     |            ----------------  -----------------  -------------------- -------------------
     |                                      |                                         |
     |                              -----------------                       -------------------
     |
     |                               INFICON LT Inc.                           INFICON GmbH
     |                                 Cambridge                                  Cologne
     |                                   USA                                     Germany
     |                                  Software                                Manufacturing
     |
     |                              -----------------                       -------------------
     |
     |------------------------------------------------------------------------------------------  --------------------------
     |                    |                 |                   |                  |                  |                     |
----------------  ---------------   -----------------    ----------------    ---------------  -------------------  -----------------

INFICON S.A.R.L.     INFICON Ltd.   INFICON Ptd. Ltd.       INFICON Ltd.       INFICON Ltd.       INFICON Ltd.      INFICON Co. Ltd.
  Courtaboeuf          London           Singapore           Chubei City         Hong Kong         Bungdang-Ku         Yokohama-Shi
    France         United Kingdom                             Taiwan             China             Korea                 Japan
     Sales              Sales            Sales                 Sales              Sales             Sales                 Sales

----------------  ---------------   -----------------    ----------------    ---------------  -------------------  -----------------
                                                                                                        |
                                                                                              -------------------

                                                                                               Leybold Guangzhou
                                                                                              Service Centre Ltd.
                                                                                                    Guangzhou
                                                                                                    China
                                                                                                    Service

                                                                                              -------------------

                                                                   Ownership
           Subsidiary Name                      Location           Percentage
           ---------------                      --------           ----------

  INFICON Inc.......................  United States of America        100%
  INFICON LT........................  United States of America        100%
  INFICON AG........................  Liechtenstein                   100%
  INFICON GmbH......................  Germany                         100%
  INFICON GmbH......................  Switzerland                    99.5%
  INFICON Aaland Ab.................  Finland                         100%
  INFICON Ltd.......................  United Kingdom                  100%
  INFICON S.A.R.L...................  France                          100%
  INFICON Co., Ltd..................  Japan                           100%
  INFICON Ltd.......................  Taiwan                          100%
  INFICON Ltd.......................  Korea                           100%
  INFICON Pte. Ltd..................  Singapore                     99.99%
  INFICON Ltd.......................  Hong Kong                     99.96%
  INFICON Guangzhou.................  China                           100%

D.    Property, Plants and Equipment.

      Our global headquarters is located in Syracuse, New York, USA, and our manufacturing facilities include the following:

                                    Owned or      Expiration
Location of Facility                 Leased        of Lease     Size (sq.ft.) (1)  Primary Products
--------------------                 ------        --------     -----------------  ----------------
Syracuse, New York, USA.......       Owned           N/A             150,000       Process Knowledge and Control
                                                                                   Environmental Health & Safety

Balzers, Liechtenstein (2)....       Leased          2014            125,000       Vacuum Control

Cologne, Germany (3)..........       Leased          2010             50,000       Leak Detection

Mariehamn, Finland............       Leased          2004              5,400       Vacuum Measurement

(1) This figure includes gross space, i.e., including traffic and utility areas.

(2)   We relocated our operations to a new facility in 2002.

(3) We relocated a part of our operations to other buildings within the same building complex in 2002.

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

Overview

      We are a leading developer, manufacturer and supplier of vacuum instrumentation and critical sensor technologies to the semiconductor and related markets, as well as other industries worldwide. We operate in two business segments: the semiconductor vacuum instrumentation segment and the general vacuum instrumentation segment. We have one major product line that we include in the semiconductor vacuum instrumentation segment: our process knowledge and control product line. The products we sell in our semiconductor vacuum instrumentation segment are technologically advanced products, which were developed for use in various semiconductor-manufacturing applications. Although we sell some of these products outside of the semiconductor market, our general level of sales of these products is sensitive to the cyclical fluctuations of the semiconductor equipment market, which is generally more volatile than the semiconductor chip manufacturing market. For the years 2003, 2002 and 2001, we estimate that approximately 67%, 68% and 68%, respectively, of our sales in this segment were to semiconductor and related markets such as manufacturers of semiconductor chips, flat screen televisions and monitors, computer disc drive components and various electronic storage media, such as compact discs, digital video discs and floppy discs. While the semiconductor chip manufacturing market has been highly cyclical, it has showed improvement during 1999 and 2000. This resulted in an increased demand for our products. Although the semiconductor chip manufacturing industry recovered in late 1999 and 2000, the industry entered another downturn in 2001 which contributed to a 10.1% decrease in net sales from 2000. The downturn continued throughout 2002 resulting in a 8.4% decrease in net sales from 2001. The industry showed some improvement in 2003 which contributed to a 22.4% increase in net sales from 2002.

      Our general vacuum instrumentation segment consists of versatile products which are suitable for multiple applications in manufacturing and industrial markets. Our products in this segment fall into two product lines: our leak detection and our vacuum control product lines. These products are used in many markets, including air conditioning, refrigeration, automotive, environmental testing, and semiconductor manufacturing. For the years 2003, 2002 and 2001, we estimate that approximately 7%, 5% and 9%, respectively, of our sales in this segment were to semiconductor and related markets. We anticipate that the percentage of our sales in this segment to the semiconductor industry will increase in future years as our vacuum gauges become more widely used in the semiconductor industry.

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

      We generally recognize revenue (i.e., net sales) and accrue for anticipated returns, warranty costs, and commissions, upon shipment. However, where sales are contingent upon customer acceptance, we recognize revenue after confirmation of acceptance. We typically ship our products within four to six weeks after receiving orders. Because of this relatively short backlog period, our revenue closely tracks changes in market conditions. Research and development costs are expensed as incurred.

      The effective tax rate in each year is less than the U.S. federal statutory rate primarily due to the lower tax rates imposed by some of the local jurisdictions in which our foreign operations are located.

      From a cash flow perspective, the Company will realize a future tax benefit as a result of the restructuring. Since the asset transfer that occurred in the third and fourth quarter of 2000 related to the restructuring was a taxable transaction for Unaxis, the transaction resulted in goodwill and other intangible assets for tax purposes that will be deductible for tax purposes over the next fifteen years. A deferred tax asset has been recorded on the balance sheet for this future benefit and the expected cash flow. The Company's ability to realize these deferred tax assets is dependent on it generating sufficient taxable income in the related jurisdictions, primarily the United States, Switzerland, and Germany, to offset the deferred tax asset.

Critical Accounting Policies and Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates its estimates and judgments, including, but not limited to, those related to revenue recognition, pension actuarial assumptions and methods, reserves for obsolescence and excess inventory, bad debt, warranty, goodwill and intangibles, and valuation allowances for deferred tax assets. Management bases its estimates and judgments on historical experience and on various other factors believed to be reasonable under the circumstances that form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The following summarizes specific accounting policies:

      Revenue Recognition - Revenue is recognized upon the transfer of title that is generally upon shipment. When a customer's acceptance is required, revenue is not recognized until the customer's acceptance is received. The Company accrues for anticipated returns and warranty costs upon shipment.

      Goodwill and Intangible Assets - The Company reviews goodwill and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable, and also reviews goodwill annually. Under the provisions of this standard, goodwill and intangible assets deemed to have indefinite lives are no longer subject to amortization. All other identifiable intangibles are amortized over their estimated useful life. Intangible assets, such as purchased technology, are generally recorded in connection with the acquisition of a business. The value assigned to intangible assets is determined by or with assistance of an independent valuation firm based on estimates and judgment regarding expectations for the success and life cycle of products and technology acquired. If actual results differ significantly from the estimates, or other indications are present, the Company may be required to record an impairment charge to write down the asset to its realizable value. In addition, SFAS No. 142 requires that goodwill be tested annually using a two-step process. The first step is to identify any potential impairment by comparing the carrying value of the reporting unit to its fair value. If a potential impairment is identified, the second step is to compare the implied fair value of goodwill with its carrying amount to measure the impairment loss. A severe decline in fair value could result in an impairment charge to goodwill, which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company performs its impairment analysis under SFAS 142 annually during the third quarter.

      Bad Debt - The allowance for doubtful accounts is for estimated losses resulting from a customer's inability to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

      Warranties - The accrual for the estimated cost of product warranties is provided for at the time revenue is recognized. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product failure rates, material usage, and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability may be required.

      Inventory - The reserve for estimated obsolescence or unmarketable inventory is equal to the difference between the cost of inventory and the estimated fair value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

      Pension Benefits - The pension benefit costs and credits are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and expected return on plan assets. The Company considers current market conditions, including changes in interest rates, in selecting these assumptions. Changes in the related pension benefit costs or credits may occur in the future in addition to changes resulting from fluctuations in our related headcount due to changes in the assumptions.

      Deferred Tax Assets - As of December 31, 2003, the Company had net deferred tax assets of U.S.$41.4 million reflecting tax credit and loss carry forwards, basis differences primarily from intangible assets, and other deductions available to reduce taxable income in future years. A majority of the net deferred tax assets balance of U.S.$41.4 million resides in the United States. In assessing the realization of the Company's deferred tax assets, we consider whether it is more likely than not the deferred tax assets will be realized. The ultimate realization of our deferred income tax assets depends upon our ability to generate future taxable income, including the implementation of tax planning strategies, during the periods in which our basis differences and other deductions become deductible and prior to the expiration of our net operating loss carry forwards. On a quarterly basis, the Company evaluates the recoverability of its deferred tax assets based upon historical results and forecasted results over future years, considering tax planning strategies, and matches this forecast against the basis differences, deductions available in future years and the limitations allowed for net operating loss carry forwards to ensure there is adequate support for the realization of the deferred tax assets. While we have considered future operating results, in conjunction with ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged as a reduction to income in the period such determination was made. Likewise, should we determine that we would be able to realize future deferred tax assets in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made. For the year ended December 31, 2003, the Company's evaluation of the recoverability of our deferred tax assets, in accordance with SFAS 109, showed that an increase to our valuation allowance for its deferred income tax assets was required. An additional valuation allowance of U.S.$1.6 million was recorded for the year ended December 31, 2003. For the years ended December 31, 2003 and December 31, 2002, the Company has a valuation allowance for deferred taxes of approximately U.S.$4.3 million and U.S.$2.7 million, respectively. If the Company generates future taxable income against which these tax attributes may be applied, some portion or all of the valuation allowance would be reversed and reported as income tax benefit in future periods.

      Although realization is not assured, the Company believes it is more likely than not the net deferred tax asset balance as of December 31, 2003 will be realized. The Company was able to support this conclusion based upon projections of future operating results and tax planning strategies that support the realization of the deferred tax assets, and other positive and negative evidence. Differences between forecasted and actual future operating results could adversely impact our ability to realize our deferred income tax assets; however, differences between forecasted and actual future operating results are continually monitored to ensure the Company has adequate support for the realization of the deferred tax assets. The Company's analysis supporting the realization of the deferred tax assets places careful consideration on the net operating loss carry forward periods.

      In recent years, the Company's U.S. operations have experienced losses before income taxes for financial and tax reporting purposes; however, we believe improvements in the order backlog, industry projections as well as changes in our operations that occurred in the fourth quarter of 2003, in addition to other improvements that will take place in future periods, are sufficient to generate the minimum amounts of taxable income to utilize our net operating loss carry forwards prior to their expiration. The changes in the Company's operations include:

            o Various cost saving and restructuring initiatives to reduce manufacturing and overhead costs;

            o Capitalization of the intercompany debt arrangement between INFICON Inc. (US location) and INFICON GmbH (Switzerland);

            o Review of R&D allocations between related parties to identify and implement tax planning strategies to maximize the Company's tax benefit;

            o Other changes in an effort to increase the efficiency and effectiveness of our business operations.

      The Company believes it is more likely than not it will be able to generate sufficient taxable income in the United States to absorb its net operating loss carry forwards, which begin to expire in 2021, although there can be no assurances. If the Company's expectations for future operating results are not met due to general economic conditions or other factors, the Company may need to establish additional valuation allowances for all or a portion of its deferred tax assets primarily relating to its U.S. operations. This could have a significant affect on our future results of operations and financial position.

      Impairment of Long-Lived Assets - SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was early adopted by the Company on January 1, 2002, and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," while retaining many of the requirements of SFAS No. 121. In accordance with SFAS No. 144, long-lived assets to be held and used by an entity are to be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized by reducing the recorded value to fair value. The pre-tax charge for impairment is included in operating income (loss) from continuing operations, net, on the consolidated statements of operations and totaled $7,370 and $0 for the years ended December 31, 2003 and December 31, 2002, respectively (see Note 4). The impairment charge for the year ended December 31, 2003 was allocated as follows:

                        Goodwill                  $4,342
                        Intangibles                2,635
                        PP&E                         393
                                                  ------

                        Total                     $7,370
                                                  ======

      Disposal of Long-Lived Assets/Discontinued Operations - SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was early adopted by the Company on January 1, 2002 and supersedes a portion of Accounting Principle Board (APB) No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business," relating to reporting the effects of disposal of a segment of a business, while retaining many of the requirements of this statement. Under SFAS No. 144, the definition of what constitutes a discontinued operation is broader, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur (see Note 13).

      The Company does not have any off-balance sheet arrangements or transactions, other than operating leases, that should be disclosed which would have a significant impact on earnings. Our operating leases on our facilities in Germany and Liechtenstein extend through 2010 and 2014, respectively and are not subject to renegotiation prior to the expiration.

A.    Results of Operations.

      The following table sets forth, for the periods indicated, the amount and percentage of total net sales of certain line items included in our consolidated statements of income:

                                                                                Years ended December 31,
                                                               ------------------------------------------------------------
                                                                  2003         2002         2001         2000        1999
                                                               ------------------------------------------------------------
                                                                U.S. $ in thousands except for shares and per share amount
Income Statement Data:
Net sales
   Semiconductor vacuum instrumentation ....................   $  38,538    $  30,716    $  43,614    $  54,187   $  36,662
   General vacuum instrumentation ..........................     120,900       99,563       98,619      104,024      87,838
                                                               ---------    ---------    ---------    ---------   ---------
Total net sales ............................................     159,438      130,279      142,233      158,211     124,500
Cost of sales ..............................................      89,102       72,364       77,146       78,908      65,988
                                                               ---------    ---------    ---------    ---------   ---------

Gross profit ...............................................      70,336       57,915       65,087       79,303      58,512

Research and development ...................................      20,988       16,052       12,039       10,566      11,138

Impairment of long lived assets ............................       7,370           --           --           --          --
Selling, general and administrative ........................      48,326       39,264       38,097       38,809      36,608
                                                               ---------    ---------    ---------    ---------   ---------
Operating income (loss) from continuing operations .........      (6,348)       2,599       14,951       29,928      10,766
Interest expense (income), net .............................        (126)        (597)        (478)         292         130
Other expense (income), net ................................        (546)         383        1,337        1,332         921
                                                               ---------    ---------    ---------    ---------   ---------

Income (loss) from continuing operations before income taxes      (5,676)       2,813       14,092       28,304       9,715
Provision (benefit) for income taxes .......................         271         (120)       2,504        8,450       2,552
                                                               ---------    ---------    ---------    ---------   ---------
Income (loss) from continuing operations ...................      (5,947)       2,933       11,588       19,854       7,163
Discontinued Operations (Note 13):
  (Loss) from operations of discontinued Ultra Clean
  operations (less applicable income tax (benefit) of $(177)
  in 2003, $(422) in 2002, $(138) in 2001, $292 in 2000 and
  $32 in 1999) .............................................      (1,188)      (2,828)      (1,636)       3,077         213

  (Loss) on disposal of Ultra Clean Operations (including
  2,591 for operating losses during phase-out period, net of
  income tax (benefit) of $(337) in 2003 ...................      (2,254)          --           --           --          --
                                                               ---------    ---------    ---------    ---------   ---------
Income (loss) from discontinued operations .................      (3,442)      (2,828)      (1,636)       3,077         213

Net income (loss) ..........................................   $  (9,389)   $     105    $   9,952    $  22,931   $   7,376
                                                               =========    =========    =========    =========   =========

The following table sets forth, for the periods indicated, certain segment information:

                                                                Years ended December 31,
                                       --------------------------------------------------------------------------
                                                2003                      2002                     2001
                                       --------------------------------------------------------------------------
                                          US$           %           US$           %           US$           %
                                          ---           -           ---           -           ---           -
(in thousands)

Semiconductor Vacuum Instrumentation

   Process Knowledge and Control ...   $  38,538         24.2    $  30,716         23.6    $  43,614         30.7
                                       ---------    ---------    ---------    ---------    ---------    ---------
     Total net sales ...............      38,538         24.2       30,716         23.6       43,614         30.7
Gross profit .......................      18,095         11.3       14,627         11.2       21,736         15.3
Earnings before interest and taxes .     (15,552)        (9.8)      (5,724)        (4.4)       1,100          0.8
Identifiable assets (1) ............      55,467           --       52,796           --       56,563           --

General Vacuum Instrumentation

   EH&S ............................      23,803         14.9       13,744         10.6        2,558          1.8
   Leak Detection ..................      50,421         31.6       47,426         36.4       52,714         37.1
   Vacuum Control ..................      46,676         29.3       38,393         29.5       43,347         30.4
                                       ---------    ---------    ---------    ---------    ---------    ---------
     Total net sales ...............     120,900         75.8       99,563         76.5       98,619         69.3
Gross profit .......................      52,241         32.8       43,288         33.2       43,351         30.5
Earnings before interest and taxes .       9,751          6.1        7,941          6.1       12,514          8.8
Identifiable assets (1) ............   $  95,207           --    $  95,132           --    $  81,631           --

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

      Our semiconductor vacuum instrumentation segment products generally have higher gross margins than our general vacuum instrumentation segment products due to our stronger market positions in those markets and patented technology that distinguishes our products from those of our competitors. The following table sets forth, for the periods indicated, sales to customers, based on customer location, in each geographical market expressed absolutely and as a percentage of total net sales. (1)


                                          Years ended December 31,
                     -----------------------------------------------------------------
                            2003                    2002                  2001
                     -----------------------------------------------------------------
                        US$          %         US$          %         US$          %
                        ---          -         ---          -         ---          -
(in thousands)
Europe ...........   $ 71,699       45.0%   $ 58,471       44.9%   $ 62,375       43.9%
North America ....     48,241       30.3%     42,325       32.5%     43,981       30.9%
Asia-Pacific .....     37,763       23.7%     28,744       22.1%     34,080       24.0%
Other ............      1,735        1.1%        739        0.6%      1,797        1.3%
                     --------   --------    --------   --------    --------   --------
    Total ........   $159,438      100.0%   $130,279      100.0%   $142,233      100.0%
                     ========               ========               ========

(1) The table above summarizes sales on the basis of a product's country of destination, as opposed to its country of origin.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

      Net Sales

      Net sales increased by 22.4% to U.S.$159.4 million for the year ended December 31, 2003 from U.S.$130.3 million for the year ended December 31, 2002. This increase is due primarily to favorable changes in exchange rates relative to the US dollar and higher sales within our semiconductor vacuum and general vacuum instrumentation segments. Price changes did not have a significant impact on our net sales, however, our European sales are subject to a currency translation effect due to the weak US Dollar. Sales for the year ended December 31, 2003 were positively impacted by changes in currency exchange rates of U.S.$11.3 million, primarily with respect to the Swiss Franc, Yen and the Euro, as compared to 2002.

      Semiconductor Vacuum Instrumentation Segment. Net sales increased by 25.5% to U.S.$38.5 million for the year ended December 31, 2003 from U.S.$30.7 million for the year ended December 31, 2002. This increase resulted from improved demand for process knowledge and control instruments and software (formerly in situ analysis) from semiconductor manufacturers in the United States and Asia, primarily the result of a large sale to Samsung Electronics Co. Ltd, additional revenue following the acquisition of New Vision Systems in January 2003 as well as sales of thin film equipment resulting from an increased demand by flat panel display and optical storage equipment OEM customers. Additionally, favorable changes in exchange rates relative to the US Dollar had a favorable impact of U.S.$2.0 million.

      General Vacuum Instrumentation Segment. Net sales increased by 21.4% to U.S.$120.9 million for the year ended December 31, 2003 from U.S.$99.6 million for the year ended December 31, 2002. This increase resulted from higher Environmental Health & Safety product sales from the U.S. military and homeland defense agencies coupled with favorable changes in exchange rates relative to the US Dollar of U.S.$9.3 million. This increase was primarily offset by a lower demand for our leak detector products by our U.S. industrial customers.

      Gross Profit

      Gross profit increased by 21.4% to U.S.$70.3 million, or 44.1% of net sales, for the year ended December 31, 2003 from U.S.$57.9 million, or 44.5% of net sales, for the year ended December 31, 2002. This percentage decline is primarily due to changes in foreign exchange rates relative to the U.S. dollar coupled with an under absorption of fixed overhead costs for the semiconductor lithography software product line. This decrease was partially offset by the favorable absorption of fixed costs for the Environmental Health & Safety product line.

      Research and Development

      Research and development costs increased by 30.8% to U.S.$21.0 million, or 13.2% of net sales, for the year ended December 31, 2003 from U.S.$16.1 million, or 12.3% of net sales, for the year ended December 31, 2002. This increase was driven primarily by the addition of research and development expenses following the acquisitions of New Vision Systems and Sentex Systems during 2003, increased new product development activity for process knowledge & control products for the semiconductor industry, and changes in foreign exchange rates relative to the U.S. dollar of U.S.$1.5 million.

      Impairment of Long-Lived Assets

      A one-time impairment charge of U.S.$7.4 million related to the write-down of long-lived assets in our patterning solutions product line was recorded during the third quarter of 2003.

      Selling, General and Administrative

      Selling, general and administrative expenses increased by 23.1% to U.S.$48.3 million, or 30.3% of net sales, for the year ended December 31, 2003 from U.S.$39.3 million, or 30.1% of net sales, for the year ended December 31, 2002. This increase is primarily the result of additional costs following the acquisitions of New Vision Systems and Sentex Systems during 2003, changes in foreign exchange rates relative to the U.S. dollar of U.S.$3.5 million coupled with higher compensation and commission cost associated with the growth associated with the environment, health and safety business, the addition of the water security and patterning solutions business during 2003, and additional pension and compensation costs.

      Operating Income (loss) from Continuing Operations

      For the reasons stated above, income (loss) from operations decreased to U.S.($6.3) million, or 4.0% of net sales, for the year ended December 31, 2003 from U.S.$2.6 million, or 2.0% of net sales, for the year ended December 31, 2002.

      Other Expense (Income)

      Other (income) was U.S.$(0.5) million, or 0.3% of net sales, for the year ended December 31, 2003 as compared to other expense of U.S.$0.4 million, or 0.3% of net sales, for the year ended December 31, 2003. The increase in other income is primarily the result of foreign currency gains recognized during the year ended December 31, 2003.

      Provision (Benefit) for Income Taxes

      Provision for income taxes increased to U.S.$0.3 million, or 4.8% of a
(loss) before income taxes for the year ended December 31, 2003 from a (benefit) of U.S.$(0.1) million, or 4.3% of income before taxes, for the year ended December 31, 2002. The increase in the provision for income taxes resulted from a U.S.$1.1 million valuation allowance relating to the Company's analysis of its deferred tax assets. The effective tax rate, excluding the U.S.$1.1 million valuation allowance, for the year ended December 31, 2003 was 14.6%. The change in the effective tax rate from 14.6% for the year ended December 31, 2002 and 4.3% for the year ended December 31, 2002, was due to a change in the earnings mix amongst tax jurisdictions.

      Discontinued Operations

      The Company recorded a loss from discontinued operations of U.S.$3.4 million for the year ended December 31, 2003 compared to a loss of U.S.$2.8 million for the year ended December 31, 2002. The increased loss is the result of U.S.$2.3 million in costs associated with the divestment of the ultra clean processing product line for the year ended December 31, 2003. These divestment costs were partially offset by a lower loss from operations for the year ended December 31, 2003 of U.S.$1.6 million.

      Net Income (loss)

      For the reasons stated above, a net loss of U.S.$(9.4) million, or 5.9% of net sales, was recognized for the year ended December 31, 2003 versus a net income U.S.$0.1 million, or 0.1% of net sales, for the year ended December 31, 2002.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

      Net Sales

      Net sales decreased by 8.4% to U.S.$130.3 million for the year ended December 31, 2002 from U.S.$142.2 million for the year ended December 31, 2001. This decrease is due primarily to lower sales to one of our European private label customers, lower sales to our thin film manufacturing customers in North America, as well as lower sales to some of our Asian distributors. Increased sales of our Environmental Health & Safety product line, acquired in November 2001 partially offset this decline. Price changes did not have a significant impact on our net sales, however, our European sales are subject to a currency translation effect due to the weak US Dollar. Sales for the year ended December 31, 2002 were positively impacted by changes in currency exchange rates of U.S.$3.8 million, primarily with respect to the Swiss Franc, Yen and the Euro, as compared to 2001.

      Semiconductor Vacuum Instrumentation Segment. Net sales decreased by 29.6% to U.S.$30.7 million for the year ended December 31, 2002 from U.S.$43.6 million for the year ended December 31, 2001. This decrease resulted from a lower demand for in-situ analysis products from semiconductor manufacturers and their suppliers in the United States and Asia. Additionally, we saw a reduction in demand for our thin film monitors from fiber optic equipment suppliers due to weaker demand for telecommunications equipment. This was partially offset by favorable changes in exchange rates relative to the US Dollar of U.S.$0.7 million.

      General Vacuum Instrumentation Segment. Net sales increased by 0.9% to U.S.$99.6 million for the year ended December 31, 2002 from U.S.$98.6 million for the year ended December 31, 2001. This increase resulted from the acquisition of the Environmental Health & Safety product line and an increased demand for leak detection products from our refrigeration, air-conditioning, automotive, coupled with favorable changes in exchange rates relative to the US Dollar of U.S.$3.1 million. This increase was primarily offset by a lower demand for our vacuum control products from our data storage customers as well as a lower demand for leak detector products by our semiconductor customers.

      Gross Profit

      Gross profit decreased by 11.0% to U.S.$58.0 million, or 44.5% of net sales, for the year ended December 31, 2002 from U.S.$65.1 million, or 45.8% of net sales, for the year ended December 31, 2001. This percentage decline is primarily due to an unfavorable product mix and unabsorbed fixed costs associated with underutilized manufacturing capacity in our in-situ analysis and vacuum control product lines. This effect was partially offset by the addition of the Environmental Health & Safety product line.

      Research and Development

      Research and development costs increased by 33.3% to U.S.$16.1 million, or 12.3% of net sales, for the year ended December 31, 2002 from U.S.$12.0 million, or 8.5% of net sales, for the year ended December 31, 2001. This increase resulted primarily from an increased investment in new product development projects for our vacuum control and in situ analysis businesses and the inclusion of the Environmental Health & Safety product line acquired in November 2001. As a result of this increased investment in new product development the company was able to introduce three major new products in 2002 and expects further significant new product introductions in 2003. Additionally, the Company incurred intellectual property charges relating primarily to the introduction of a new product in 2002 that were approximately U.S.$0.3 million higher than 2001.

      Selling, General and Administrative

      Selling, general and administrative expenses increased by 3.1% to U.S.$39.3 million, or 30.1% of net sales, for the year ended December 31, 2002 from U.S.$38.1 million, or 26.8% of net sales, for the year ended December 31, 2001. This increase is primarily due to the inclusion of the Environmental Health & Safety product line acquired in November 2001 coupled with a U.S.$1.1 million charge for severance and other employee benefit costs related to a reduction in workforce during the fourth quarter of 2002. This increase was partially offset by lower costs for the year ended December 2002, that resulted from a reduction in expenses for travel, advertising, outside services, bonuses, and commissions.

      Operating Income from Continuing Operations

      For the reasons stated above, income from operations decreased to U.S.$2.6 million, or 2.0 of net sales, for the year ended December 31, 2002 from U.S.$15.0 million, or 10.5% of net sales, for the year ended December 31, 2001.

      Other Expense

      Other expense was U.S.$0.4 million, or 0.3% of net sales, for the year ended December 31, 2002 as compared to U.S.$1.3 million, or 0.9% of net sales, for the year ended December 31, 2001. This reduction in expense primarily relates to an impairment charge for leasehold improvements recorded in 2001 prior to the move to our new facility in Liechtenstein, as well as a U.S.$0.5 million decrease in foreign exchange losses as compared to 2001.

      Provision (benefit) for Income Taxes

      Income taxes decreased to a benefit of U.S.$(0.1) million, or 4.3% of income before income taxes for the year ended December 31, 2002 from a provision of U.S.$2.5 million, or 17.8% of income before taxes, for the year ended December 31, 2001. This decrease resulted primarily from a decrease in taxable income and the change in earnings mix among tax jurisdictions.

      Discontinued Operations

      The Company recorded a loss from discontinued operations of U.S.$2.8 million for the year ended December 31, 2002 compared to a loss of 1.6 million for the year ended December 31, 2002. The increased loss is the result of lower sales and higher overhead costs for the year ended December 31, 2002.

      Net Income

      For the reasons stated above, net income decreased to U.S.$0.1 million, or 0.1% of net sales, for the year ended December 31, 2002 from U.S.$10.0 million, or 7.0% of net sales, for the year ended December 31, 2001.

B.    Liquidity and Capital Resources.

      Historically, we have been able to finance our operations and capital requirements through cash provided by operations. Cash provided by operating activities was U.S.$0.9 million, U.S.$10.2 million and U.S.$24.8 million for the years ended December 31, 2003, 2002 and 2001 respectively. In 2003, cash provided by operating activities of U.S.$0.9 million consisted of a net loss of U.S.$9.4 million, depreciation and amortization of U.S.$5.2 million , impairment of long lived assets of U.S.$7.4 million, and a net increase in working capital with reductions in inventory and accounts receivable of U.S.$2.3 million. In 2002, cash provided by operating activities of U.S.$10.2 million consisted of net income of U.S.$0.1 million, depreciation and amortization of U.S.$3.9 million and a net decrease in working capital with reductions in inventory and accounts receivable of U.S.$6.2 million. In 2001, cash provided by operating activities of U.S.$24.8 million consisted of net income of U.S.$10.0 million, depreciation and amortization of U.S.$2.9 million, a loss on the disposal of property, plant and equipment of U.S.$0.5, and a net decrease in working capital of U.S.$11.4 million.

      Working capital was U.S.$64.3 million as of December 31, 2003, compared to U.S.$63.8 million as of December 31, 2002. The increase was the result of a decrease in cash of U.S.$0.8 million, a decrease in inventory of U.S.$2.3 million, a decrease in other current and deferred tax assets of U.S.$2.3 million, an increase in accounts receivable of U.S.$5.1 million, a decrease in other current assets of U.S.$0.4, a decrease in accounts payable of U.S.$0.8, an increase in accrued liabilities of U.S.$2.0, a decrease in income taxes payable of U.S.$2.0 million, and the favorable effect of foreign currency adjustments which totaled U.S.$0.4 million. Depreciation and amortization increased to U.S.$3.9 million for the year ended December 31, 2002 from U.S.$2.9 million for the year ended December 31, 2001.

      Cash used in investing activities was U.S.$5.6 million, U.S.$13.3 million and U.S.$7.4 million for the years ended December 31, 2003, 2002 and 2001, respectively, primarily for the purchase of Sentex Systems, Inc. (Note 5) for U.S.$1.5 million in 2003, loans to NVS (Note 4) for U.S.$5.9 million in 2002, the purchase of the HAPSITE business in 2001 for U.S.$2.0 million and the purchase of property and equipment in each period. Cash (used in) provided by financing activities was U.S.$0.2 million, U.S.$0 million and U.S.$(11.3) million in 2003, 2002 and 2001, respectively. In 2001 we repaid advances to Unaxis of U.S.$11.2 million.

      The Company entered into a U.S.$30.0 million working capital financing arrangement with Credit Suisse on November 23, 2000. The financing arrangement can be either in the form of a current account overdraft facility, fixed advances with a maximum maturity of twelve months, bid/advance payment/performance bonds, issuance of letters of credit, or as margin coverage for foreign exchange forward transactions. The working capital financing was automatically extended for one year on November 23, 2003. The Company has U.S.$0 outstanding under the financing arrangement as of December 31, 2003.

      On September 30, 2001, the Company entered into a working capital financing arrangement with Dresdner Bank in the amount of EUR 5.1 million (approximately U.S.$6.4 million) at December 31, 2003. The financing arrangement can be either in the form of a current account overdraft facility or fixed advances. The interest rate for the overdraft facility is EURIBOR plus 0.95%. The working capital financing arrangement was extended for one year on July 31, 2003. The Company has U.S.$0 outstanding under the financing arrangement as of December 31, 2003.

      Additionally, the Company entered into two revolving credit facilities with HypoVereinsbank on February 28, 2001. The credit facilities include a HKD
5.5 million (approximately U.S.$0.7 million) working capital financing arrangement and a HKD 9.25 million (approximately U.S.$1.2 million) margin coverage arrangement for foreign exchange forward transactions. The working capital financing arrangement can be either in the form of a current account overdraft facility, fixed advances with a maximum maturity of nine months, short term trust receipt financing, issuance of letters of credit, or issuance of bank guarantees. The working capital financing arrangement expires on March 31, 2005 and has an option for extension. The Company has U.S.$0 million outstanding under the financing arrangement as of December 31, 2003.

      We made full recourse loans available to our executive officers eligible to participate in the leveraged share plan for the purpose of purchasing up to 80% of the shares allocated to them under the plan. Loans made to executive officers have a term of 7 years and are on a recourse basis. The loans are collateralized by all of the shares purchased under the leveraged share plan, and we have either a first, or, if a portion of the shares are financed or refinanced by another lender, a second lien on the shares. The loans have an interest rate equal to 120% of the mid-term applicable federal rate (as defined in the Internal Revenue Code) determined on the date the loans are made. The balances of the loans payable to us are offset against the value of the shares on our balance sheet. As of December 31, 2003, there is an outstanding balance on the loans of U.S.$0.4 million.

      We currently believe the cash generated from operations, together with the cash balance as of December 31, 2003, and borrowings available under our line of credit, will be sufficient to satisfy our working capital and capital expenditure requirements

C.    Research and development, patents and licenses, etc.

      For a description of our research and development policies for the last three years, please refer to "Information on the Company---Business Overview---Research and Development."

D.    Trend Information.

      Early in 2001 the semiconductor industry entered into a cyclical downturn and consequently a decrease in net sales. The decrease in net sales is due to a worldwide slowdown in demand for semiconductor products which resulted in a decline in demand from semiconductor capital equipment manufacturers and semiconductor device manufacturer customers. However, since many of our products serve the more stable general industrial markets, and because of the considerable geographic diversity of our customer base we were able to partially mitigate the effects of the U.S.-led semiconductor sector downturn. In a period of market uncertainty in the semiconductor sector, we believe we are well positioned to outperform the sector as a whole because of our focus and leadership in emerging technologies and employing some of the most advanced enabling technologies in our manufacturing environment. We expect these new technologies to be substantially less affected by a technology sector downturn.

Euro Conversion

      Approximately 45%, 45% and 44% of our sales for the year ended December 31, 2003, 2002 and 2001, respectively, were to customers in the European Union. On January 1, 1999, a single currency called the Euro was introduced in Europe. Eleven of the fifteen member countries of the European Union adopted the Euro as their common legal currency on that date. Fixed conversion rates between these participating countries' existing currencies (the "legacy currencies") and the Euro were established as of that date. The legacy currencies remained legal tender as denominations of the Euro until 2002. During this transition period, parties settled transactions using either the Euro or a participating country's legacy currency.

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

Recent Accounting Pronouncements

      In November 2002, the FASB issued Interpretation No. 45 (FIN No. 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, which is being superseded.

      This Interpretation does not apply to certain guarantee contracts: guarantees issued by insurance and reinsurance companies and accounted for under accounting principles for those companies, residual value guarantees provided by lessees in capital leases, contingent rents, vendor rebates, and guarantees whose existence prevents the guarantor from recognizing a sale or the earnings from a sale. Furthermore, the provisions related to recognizing a liability at inception for the fair value of the guarantor's obligation do not apply to the following:

      a.    product warranties;

      b.    guarantees that are accounted for as derivatives;

      c. guarantees that represent contingent consideration in a business combination;

      d. guarantees for which the guarantor's obligations would be reported as an equity item (rather than a liability);

      e. an original lessee's guarantee of lease payments when that lessee remains secondarily liable in conjunction with being relieved from being the primary obligor (that is, the principal debtor) under a lease restructuring;

      f. guarantees issued between either parents and their subsidiaries or corporations under common control;

      g. a parent's guarantee of a subsidiary's debt to a third party, and a subsidiary's guarantee of the debt owed to a third party by either its parent or another subsidiary of that parent.

However, the guarantees described in (a)-(g) above are subject to the disclosure requirements of this Interpretation.

      The initial recognition and measurement provisions of the Interpretation apply on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN No. 45 did not have a material impact on the Company's financial position or results of operations.

      In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (SFAS 148), "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123 (SFAS 123)," which is effective for financial statements for fiscal years ending after December 15, 2002, with early adoption permitted. SFAS 148 will enable companies that choose to adopt the preferable fair value based method to report the full effect of employee stock options in their financial statements immediately upon adoption, and to make available to investors better and more frequent disclosure about the cost of employee stock options. We will continue to apply the disclosure only provisions of both SFAS 123 and SFAS 148.

      The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized (see Footnote 21).

      In January 2003 the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"). In December 2003 , the FASB approved a partial deferral of the adoption of the interpretation and issued FIN 46-R on December 24, 2003. This interpretation clarifies existing accounting principles related to the preparation of consolidated financial statements when the equity investors in an entity do not have the characteristics of a controlling financial interest or when the equity at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from others parties. FIN No. 46 requires a company to evaluate all existing arrangements to identify situations where a company has a "variable interest" (commonly evidenced by a guarantee arrangement or other commitment to provide financial support) in a "variable interest entity" (commonly a thinly capitalized entity) and further determine when such variable interests require a company to consolidate the variable interest entities' financial statements with its own. FIN No. 46 is effective immediately for all variable interest entities created after January 31, 2003, and is effective for all variable interest entities created prior to that date beginning January 1, 2004. The adoption of FIN No. 46 did not have a material impact on the Company's financial position or results of operations.

      In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 (SFAS 149), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends SFAS 133 to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities and requires contracts with similar characteristics to be accounted for on a comparable basis. The adoption of SFAS 149, which is effective for contracts entered into or modified after June 30, 2003, did not have a material effect on the Company's financial condition or results of operations.

      In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (SFAS No. 150), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards on the classification and measurement of financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and for all financial instruments at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Company's financial position or results of operations

      In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (revised 2003) (SFAS 132), "Employers' Disclosures about Pensions and Other Postretirement Benefits," that improves financial statement disclosures for defined benefit plans. The change replaces existing SFAS 132 disclosure requirements for pensions and other postretirement benefits and revised employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS 87, "Employers' Accounting for Pensions," SFAS 88 and "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS 132 revised retains the disclosure requirements contained in the original SFAS 132, but requires additional disclosures about the plan assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS 132 revised is effective for annual and interim periods with fiscal years ending after December 15, 2003. We have adopted the revised disclosure provisions in Note 19.

Item 6. Directors, Senior Management, and Employees

A.    Directors and Senior Management.

      Our articles of incorporation provide that the board of directors may consist of one or more members who must be shareholders. Directors are elected and removed by shareholder resolution. Members of our board of directors serve three-year terms and may be reelected upon completion of their term of office. The shareholders may remove the directors without cause. Our six directors currently in office were elected by shareholder resolution.

      Our board of directors establishes the strategic, accounting, organizational, and financing policies to be followed by us. Our board of directors further appoints the executive officers and the authorized signatories and supervises our management. Moreover, our board of directors is entrusted with preparing shareholders' meetings and carrying out shareholder resolutions.

      Our executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established by our Organizational Regulations and by the board of directors. Executive officers are appointed by and serve at the discretion of the board of directors, subject to any applicable employment agreements. Currently, our newly appointed Chief Executive Officer and President, Mr. Winkler, Chief Financial Officer, Mr. Maier, and our Vice President of Leak Detection, Mr. Doebler have employment agreements with us. The amended and restated employment agreements with Mr. Winkler, Mr. Maier, and Mr. Doebler are effective until it is terminated by either Mr. Winkler, Mr. Maier, or Mr. Doebler or us upon at least twelve months notice to the other party. Pursuant to the agreement for Mr. Winkler, his base salary is reviewed and adjusted by the Board and he is eligible to receive an annual bonus in an amount determined by the Board at its sole discretion. Mr. Winkler is entitled to participate in the employee benefit plans provided to other employees in accordance with our general policies in effect from time to time.

      If either we or Mr. Winkler, Mr. Maier, or Mr. Doebler terminate their employment without cause upon at least twelve months notice, Mr. Winkler, Mr. Maier, or Mr. Doebler will continue to provide services to us during the notice period and we will continue to pay Mr. Winkler, Mr. Maier or Mr. Doebler their base salary in addition to allowing them to continue to participate in our employee benefit plans. Upon termination of the notice period, we will have no further obligation to Mr. Winkler or Mr. Maier under these agreements. If Mr. Winkler, Mr. Maier, or Mr. Doebler terminates their employment by reason of a disability, they shall continue to receive their base salary for up to six months following their termination of employment.

      Set forth below are the name, age, principal position and biographical description of each of our directors and executive officers (as of the date of this report):

Name                                     Age                               Position
----                                     ---                               --------
James L. Brissenden.............         65         Director (Retired Chief Executive Officer and President,
                                                    December 31, 2003)
Richard Fischer.................         48         Director
Mario Fontana...................         57         Director
John J. Grad....................         65         Chairman of the Board of Directors
Kurt Muck.......................         49         Director
Paul E. Otth....................         60         Vice-Chairman of the Board of Directors
Thomas Staehelin................         56         Director
Peter G. Maier..................         41         Vice President and Chief Financial Officer
Ulrich Doebler..................         48         Vice President, Leak Detection
Gary W. Lewis..................          58         Vice President, Environmental Health & Safety
Linda Van Roekel................         55         Vice President, Environmental Health & Safety
Urs Walchli.....................         43         Vice President, Process Knowledge and Control
Lukas Winkler...................         41         Vice President, Vacuum Control (Effective March 1, 2004)
                                                    Formerly Vice President, Vacuum Control (Chief Executive
                                                    Officer and President effective January 1, 2004)

      John J. Grad. (Chairman, Member Human Resource and Nominating Committee and Audit Committee) Mr. Grad is President of John J. Grad and Associates, Inc. Management Consultants. In 1987, Mr. Grad joined Landis & Gyr AG where he became President of Landis & Gyr Powers, Inc. In 1991, he was named to their Executive Board and in 1993, he assumed the responsibility for Landis & Gyr Holding, Inc., the holding company for all North American divisions, while retaining the position of a President and CEO of Landis & Gyr Powers, Inc. In March 1996, he became President and CEO of Landis & Staefa, Inc., a position that he retained until the creation of Siemens Building Technologies. From October 1998 through October 2000, Mr. Grad served as President and Chief Executive Officer of Siemens Building Technologies, Inc. Mr. Grad holds a Bachelor of Science degree in Industrial Management and a M.B.A. from the University of Cincinnati.

      James L. Brissenden. (Director) Mr. Brissenden joined INFICON Leybold Hereaus as President and Chief Executive Officer in 1984. Mr. Brissenden retired as President and CEO of INFICON Holding AG on December 31, 2003. Mr. Brissenden joined INFICON Leybold Hereaus as President and Chief Executive Officer in 1984. In 1996, Mr. Brissenden became President and Chief Executive Officer of Balzers and Leybold Instrumentation, our predecessor. Prior to joining INFICON, Mr. Brissenden spent 20 years with Carborundum Company with his last position being Vice President and General Manager, Electric Products Division. Mr. Brissenden has served as President of the Unaxis holding company in the United States and Chairman of Contraves Inc., a Unaxis subsidiary. Mr. Brissenden holds a BSBA from Ohio State University and an MBA from the State University of New York.

      Mario Fontana. (Chairman Strategy Committee and Member Audit Committee) Mr. Fontana started his professional career in 1970 with IBM Switzerland. In 1977, he moved to Brazil where he worked for Brown Boveri. Mr. Fontana then worked for Hewlett-Packard for over 15 years, first as General Manager in Switzerland, Germany and Europe, and last as head of the Global Financial Services unit in Cupertino, CA. Mr. Fontana studied at ETH Zurich and the Georgia Institute of Technology. Since 1999, Mr. Fontana has served on the boards of several companies in various capacities, including Leica Geosystems, as Chairman, Swissquote Holding, as Chairman, and SBB Swiss Railway and Sulzer.

      Richard Fischer. (Member Strategy Committee) Dr. Fischer is a co-owner of VAT Holding AG. VAT is the global leading supplier of vacuum valves. Since 1984, he has served as VAT's Chief Executive Officer, and since 1997 as the company's President and Chairman of the Board. Prior to joining VAT, Dr. Fischer was Technical Director of Gama Access Systems, an Austrian company. Dr. Fischer holds a Ph.D. in Engineering from the University of Vienna.

      Kurt Muck. (Member Human Resources and Nominating Committee and Strategy Committee) Mr Muck was a Member of the Executive Board of Unaxis Corporation from 2000 until 2003. During this period of time he held certain positions as a Member of Boards within Unaxis. From 1985 to 1996 Mr. Muck held various positions at Philips GmbH including Managing Director of Philips GmbH, Germany and Managing Director of Philips Semiconductors for Central Europe. In 1997, Mr. Muck served as President of Siemens Division for Electro Mechanical Components. Mr. Muck holds an Engineering degree from the Technical College in Nuernberg.

      Paul E. Otth. (Vice Chairman and Chairman Human Resources and Nominating Committee) In June 2000, Mr. Otth became the Chief Financial Officer and a Member of the Executive Board of Unaxis Holding AG. From 1989 until November 1996, Mr. Otth was with Landis & Gyr AG, where he became the Chief Financial Officer and a Member of the Executive Board in November 1994. From November 1996 until October 1998, he served as the Chief Financial Officer and a Member of the Executive Board of Elektrowatt AG (a successor company of Landis & Gyr AG). From October 1998 until May 2000, he served as Chief Financial Officer and a Member of the Group Board of Siemens Building Technologies (a successor company of Elektrowatt AG). From June 2000 until December 2002, Mr. Otth served as Chief Financial Officer and a Member of the Executive Board of Unaxis Corporation. Mr. Otth is a Certified Public Accountant. Mr. Otth currently also holds directorships in several other Swiss corporations which include Swiss Rail, Ascom Holding AG, Swissquote Group Holding AG, ESEC Holding AG, and EAO Holding AG.

      Thomas Staehelin. (Chairman Audit Committee) Dr. Staehelin is a Swiss corporate and tax attorney and partner in the Basel based law firm Fromer, Schultheiss and Staehelin. Dr. Staehelin is a private investor and serves on the boards of various Swiss listed or unlisted companies in various capacities ranging from a member, Vice-Chairman, or Chairman. Dr. Staehelin currently holds directorships in the following companies: Kuhne & Nagel International AG, Siegfried Holding AG, Basler Kantonalbank, Rothornbahn und Scalottas AG, Swissport International AG, Lantal Textiles, Regula Holding AG. Dr. Staehelin holds a Ph.D. in Law from the University of Basel. He currently serves as Chairman of the Chamber of Commerce of Basle and was a member of parliament.

      Peter G. Maier. (Vice President and Chief Financial Officer) Mr. Maier joined INFICON in 1996 as Director of Information Systems and became Vice President of Finance for Leybold Inficon, and Controller for the Instrumentation Division in 1998. Prior to joining us, Mr. Maier served Deloitte Consulting as project manager and consultant for enterprise application integration from 1994 to 1996. From 1992 to 1994, Mr. Maier served as Controller for Heidelberger Druckmaschinen AG in Germany. Mr. Maier holds a masters degree in business administration and computer science from the University of Karlsruhe, Germany.

      Ulrich Doebler. (Vice President, Leak Detection) Dr. Doebler joined INFICON in 1986. From 1996 to December 1999, Dr. Doebler was the Marketing and Engineering Manager of our Leak Detection business unit. Dr. Doebler holds a Ph.D. in physics from the University of Cologne.

      Gary W. Lewis. (Vice President, Environmental Health & Safety) Mr. Lewis joined INFICON in November 1984 as Manufacturing Manager and was named Vice President of Quality Assurance in 1991. He has managed some of the various leak detection products since 1995 and assumed responsibility for the EH&S Business Unit in 2000. Mr. Lewis holds a B.S. in electrical engineering from Clarkson University and an MBA from Chapman University.

      Linda Van Roekel. (Vice President, Process Knowledge and Control) Ms. Van Roekel joined INFICON in December 1984. Ms. Van Roekel has been an officer since November 1992, when she was named Vice President of Marketing. Ms. Van Roekel holds an M.S. in chemistry from the University of Washington and an MBA from Syracuse University.

      Lukas Winkler. (President and Chief Executive Officer - as of 1/1/2004) Mr. Winkler became President and Chief Executive Officer of INFICON Holding AG January 1, 2004. Mr. Winkler joined the company in January 1993 and served as our Vice President, Vacuum Control from January 1997 to December 2003. From January 1995 to January 1997, Mr. Winkler served our Balzers AG subsidiary as General Manager Production. Mr. Winkler has a Masters Degree in engineering from the Swiss Federal Institute of Technology (ETH-Zurich) and an Executive-MBA from Syracuse University.

      Urs Walchli. (Vice President, Vacuum Control - as of 3/1/2004) Mr. Walchli joined the company in 1998. In 2000, he was appointed R&D Manager of our Vacuum Control business unit and became Technical Director of this unit in 2003. Mr. Walchli holds a Ph.D. in physics from Berne University and a Master of Industrial Management from ETH Zurich/Swiss Federal institute of Technology Zurich.

B.    Compensation.

      During the fiscal year ended December 31, 2003, the aggregate amount of compensation (including any benefits in kind granted) that we accrued for our six executive officers (employed as of December 31, 2003) as a group amounted to U.S.$1.8 million. During the fiscal year ended December 31, 2003 our board of directors received CHF 479,244 (U.S.$356,262) in compensation. Approximately, one half of this amount was paid in cash, payable semi-annually. The other half was provided in the form of options to purchase INFICON shares. The aggregate number of options provided to the directors was calculated based on the sum of CHF 217,500 (approximately U.S.$174,432) divided by the Black-Scholes value of an option on the grant date. The options vested immediately, and become exercisable after a year and will expire seven years after the grant date. On May 15 and November 15, 2003, the Company agreed to pay our directors an aggregate of 3,817 and 2,382 options, respectively, at exercise prices of CHF 75 and 97.5. The exercise price is equal to the closing price of the shares on the grant date.

      During 2003 and 2002, we contributed an aggregate amount of approximately U.S.$168,643 and U.S.$118,000, respectively, to provide pension, retirement and similar benefits to our executive officers.

C.    Board Practices.

General

      Members of our board of directors serve three-year terms which for five members expired in May 2003 and for one member in May 2004. Executive officers are appointed by and serve at the discretion of the board of directors, subject to any applicable employment agreements. As of December 31, 2003, our newly appointed Chief Executive Officer and President, Mr. Winkler, Chief Financial Officer, Mr. Maier and Vice President of Leak Detection, Mr. Doebler, have employment agreements with us.

      None of the directors of the Company have a service contract with the Company, or its subsidiaries, that provides for benefits upon termination of employment.

Committees of the Board of Directors (As of the date of filing)

      During 2003, the audit committee is comprised of Dr. Thomas Staehelin (Chairman), Mr. John Grad, and Mr. Mario Fontana. The audit committee must consist of directors who are not officers or employees of INFICON. Each member of the audit committee meets the independence requirements of the Nasdaq National Market rules. The Board of Directors has adopted a written charter for the audit committee. The purpose of the audit committee is to assist the board of directors in fulfilling its responsibility to oversee our financial reporting process, including monitoring the integrity of our financial statements and the independence and performance of our external auditor.

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

   The Human Resources and Nominating Committee

   The Human Resources and Nominating Committee consists of three non-executive members of the Board of Directors and is comprised of Mr. Paul E. Otth (Chairman), Mr. John Grad, and Mr. Kurt Muck. The responsibility of the Human Resources and Nominating Committee is to provide a general review of our compensation and benefit plans to ensure they meet corporate financial and strategic objectives as well as to make recommendations to the board regarding appointment, dismissal and career development of senior management positions. The responsibilities of the Human Resources and Nominating Committee also include the administration of employee incentive plans.

   The Strategy Committee

   The Strategy Committee consists of three non-executive members of the Board of Directors and is comprised of Mr. Mario Fontana (Chairman), Mr. Richard Fischer, and Mr. Kurt Muck. This Committee is responsible for advising the board on the long term strategy and how to portray INFICON's strategy to shareholders and the investment community.

   Frequency of meetings of the Board of Directors and its Committees

   The Board of Directors hold four or more meetings per year, and additional ad hoc meetings and conference calls as necessary. The Audit Committee holds four meetings per year in addition to three quarterly conference calls. The Human Resources and Nominating Committee holds two or more meetings per year.

D.    Employees.

      As of December 31, 2003, we had 689 full time employees and on average during 2003, we had approximately 17 temporary or part time employees. We had 706, 703 and 694 employees as of December 31, 2003, 2002 and 2001, respectively.

   The following table shows a breakdown of employees by main category of activity and geographic location:

                                     Year 2003

                                Employees by Region

                                               North
Employees by Activity           Europe         America     Asia    Total
                                ------------------------------------------
Manufacturing & Service         138              105       13       256
Research and Development         66               56       --       122
Sales & Marketing                68               73       69       210
General Administration           76               32       10       118
                                ---             ----       --       ---
Total                           348              266       92       706

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

      In Germany, employers and unions generally negotiate collective bargaining agreements annually. The general umbrella agreement that covers our workers was entered into for an indefinite term. A separate agreement, which covers compensation and benefit matters and is usually entered into for a period of one year, has a two-year term this time which expires in April 2004.

      Our employees at our Cologne, Germany and Balzers, Liechtenstein facilities are represented by workers councils (Betriebsrat), elected by all non-management employees. In Germany, the members serve a four-year term and elections were held in February 2002. In Liechtenstein, elections of the new members were held in January 2004 and the members serve a three-year term.

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

E.    Share Ownership.

      Our directors and executive officers beneficially own, as a group, 14,099 shares and 46,098 options to purchase 95,474 shares of INFICON. The terms of these options are described below.

      Under our leveraged share plan described below, 23,683 options to purchase 118,415 INFICON shares were granted to our executive officers and certain key employees. Each option entitles its holder to purchase five INFICON shares at the initial public offering price of CHF 225. The options are non-transferable and will expire on the seventh anniversary of the date of grant which was November 8, 2000.

      In connection with our initial public offering, we offered employees the right to participate in one of two equity purchase programs. These are the leveraged share plan and the discounted share purchase plan.

      Leveraged Share Plan. The leveraged share plan was available only in connection with our initial public offering to three tiers of employees: the Chief Executive Officer, other executive officers and key employees. No shares were made available to our directors under the leveraged share plan. Depending on an eligible employee's tier, an eligible employee could purchase shares in the offering at the initial public offering price for a total purchase price between CHF 40,000 and CHF 1,000,000 (U.S.$22,504 and U.S.$562,588,
respectively). For each share purchased in the initial public offering by an eligible employee pursuant to the leveraged share plan, such eligible employee received an option to purchase five shares at the offer price. The amount of shares authorized for issuance under the leveraged share plan had a maximum aggregate value of CHF 7.0 million (U.S.$3.9 million), representing 31,111 shares at the initial offering price of CHF 225. Employees are at all times fully vested in shares purchased under the plan.

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

      The options are non-transferable and expire on the seventh anniversary of the date of grant. Fifty percent of the options vest and become exercisable on the second anniversary of the date of the grant and the remaining 50% of the options vest and become exercisable on the third anniversary of the date of grant. In the case of an employee's termination of employment as a result of resignation other than as a result of a material adverse change in (i) his or her compensation or (ii) the material terms of his or her employment, or dismissal (other than for cause) unvested options lapse without compensation, and vested options may be exercised within 90 days. Upon an employee's termination of employment as a result of a termination of employment without cause or a resignation due to a material adverse change in (i) his or her compensation or (ii) the material terms of his or her employment, all vested options remain exercisable for the term of the options and all unvested options continue to vest as if the employee had remained employed with the Company and such options remain exercisable for the term of the option. In the case of termination of employment for cause, all vested and unvested options lapse with immediate effect. In the case of termination of employment upon death or as a result of retirement or disability, unless otherwise determined by the board of directors or any compensation committee of the board of directors, unvested options lapse and vested options may be exercised within 360 days. The underlying shares related to the options will be made available by us through authorized but non-issued shares (conditional share capital) of us or through shares purchased in the market.

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

      The loans were made on a full recourse basis and are collateralized by all shares purchased under the plan by such executive officer or key employee and we have either a first or if a portion of the shares are financed or refinanced by another lender, a second lien on the shares. The loans have an interest rate equal to 120% of the mid-term applicable federal rate (as defined in the Internal Revenue Code) determined on the date the loans are made. The lock-up agreement entered into with the underwriters and the restrictions on transfer under the leveraged share plan and the discounted share purchase plan will be released to the extent that it is necessary for us or any other lender to realize on security in the shares. As of December 31, 2003, we had outstanding loans to executive officers in an aggregate amount of approximately U.S.$0.4 million.

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

      Shares purchased under the discounted share purchase plan and the leveraged share plan may be settled either in shares or ADSs. Options exercised under the leveraged share plan may be settled in shares. Provided below is a summary of the option plans offered by the Company following its IPO in November 2000:

      Directors Stock Option Plan - In fiscal year 2001 the Board of Directors approved the Directors Stock Option Plan. The Directors Stock Option Plan is solely for members of the Board, who are not employees of INFICON. The Company grants options to the eligible Directors, on May 15 and November 15 of each year, commencing May 15, 2001. The number of options granted to the eligible Directors represents 30% of their annual compensation. Options are non-transferable and will vest immediately upon date of grant and become exercisable one year after the grant date and are exercisable within a period of seven years after the allocation date. All options are granted at prices equal to 100% of the market value of the common stock at the date of grant. The plan includes specific requirements for the Directors who are removed or resign from the Board.

      Key Employee & Management Stock Option Plans - In fiscal year 2001 the Board of Directors approved the Key Employee and Management Stock Option Plans. The purpose of the plans is to provide management and key employees of the Company with an opportunity to become shareholders, and in addition, to obtain options on shares and allow them to participate in the future success of the Company. It is intended that the plan will provide an additional incentive for key employees to maintain continued employment, contribute to the future success and prosperity, and enhance the value of the Company. Accordingly, the Company will, from time to time during the term of this plan, grant to such key employees options to purchase shares in such amounts as the Company shall determine, subject to the conditions provided in the plan. The plan is effective from May 15, 2001, and shall remain in effect through May 15, 2011.

Item 7. Major Shareholders and Related Party Transactions

      A. Major Shareholders.

      The following table sets forth the number and the percentages of shares, on a fully diluted basis, that our principal shareholder Unaxis Holding AG owned as of February 29, 2004 and December 31, 2003.

                                      As of February 29, 2004                      As of December 31, 2003
                            ---------------------------------------       ----------------------------------------
Owner                         Number of Shares (1)         Percent          Number of Shares(1)          Percent
-----                         --------------------         -------          -------------------          -------
Unaxis Holding AG                   451,675                19.51%                 451,675                 19.51%
Churerstrasse 120
P.O. Box CH-8808
Pfaffikon/SZ Switzerland

   1. Each share, including any of the shares owned by Unaxis, has one vote.

      According to our records, 166,108 of our shares are held, directly or in the form of ADS, by an aggregate of approximately 82 holders located in the United States. However, some of the shareholders located in the United States might have chosen not to register their name, citizenship or registered office and address in our share register. For this reason, our records may not accurately reflect the actual number of holders located in the United States and the shares held by these holders.

      There are no arrangements which INFICON is aware of that may result in a change of control of INFICON.

B.    Related Party Transactions.

Agreements in Connection with our Separation from Unaxis

      In connection with our separation from Unaxis and our initial public offering on November 9, 2000, we entered into a number of agreements with related parties. The summary description of these agreements below does not purport to be complete. You should read the full text of these agreements which were included as exhibits to the registration statement on Form F-1 filed with the Securities Exchange Commission in connection with our initial public offering and which are incorporated herein by reference. The registration statement (including the exhibits and schedules thereto) may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and are also available for inspection and copying at the regional offices of the Securities and Exchange Commission located at The Woolworth Building, 233 Broadway, New York, New York 10279 and at Citicorp Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Securities and Exchange Commission also maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission. The address of this website is http://www.sec.gov.

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

   (1) Process Knowledge and Control:

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

   (2) Leak Detection:

      Helium leak detectors. Refrigerant leak detectors. Other leak detectors.

   (3) Vacuum Control:

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

      In the fields of information and surface technology we may, however, compete with Unaxis: in connection with copper wire bonding processes in back end semiconductor manufacturing processes; the continued sale of the small ultra high-vacuum coater for research and development applications; and in any instrumentation that is used to monitor or control processes, such as our process knowledge and control products.

   (3) Components:

      Systems/Products for Vacuum Generation including:

      o     Dry pumps

      o     Turbomolecular pumps (including drag pumps)

      o     Cryogenic pumps

      o     Turbostream blowers

      o     Forevacuum pumps

      o     Cryo cooler technology

      Gas Chromatograph/Mass Spectrometers for volatile organic compounds, payload fairings for space industry, and satellite and solar generator components.

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

      Except with respect to China, Unaxis has transferred to INFICON all of its assets related to the businesses described in this annual report which are necessary to conduct the INFICON businesses as they were conducted by Unaxis prior to the asset transfers. The aggregate transfer price with respect to the various asset transfers of approximately CHF 250 million (U.S.$140.6 million) was not negotiated at arm's length. The transfer prices were determined by Unaxis in accordance with tax rulings, tax law requirements, and other statutory requirements of the local jurisdictions in which the assets are located.

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

      Intercompany Service Agreements

      Services. Each of our subsidiaries has signed one or several intercompany service agreements with its respective Unaxis counterpart or counterparts in its jurisdiction. These agreements cover various services that differ from jurisdiction to jurisdiction, including finance, legal, tax, information technology, human resources, and other services. Each agreement includes a detailed description of the services to be provided and service terms. The service fee for all the agreements was determined by Unaxis. Although these agreements were not negotiated at arm's length, we believe that they are on terms no less favorable to INFICON than could have been obtained from unaffiliated third parties.

      Standard of Care, Duty to Cooperate, and Delegation of Performance. Each providing company has agreed to maintain a high professional standard of care in rendering the services and to use reasonable efforts to follow the pre-existing policies, procedures, and practices. The parties have agreed to use good faith efforts to cooperate with each other in all matters relating to the provision and receipt of the services. The providing company may engage a subcontractor to perform a service, provided that the subcontractor agrees to abide by the terms of the agreement and no extra compensation is owed to the providing company.

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

      Intellectual Property Assignment and License Agreements

      We have entered into intellectual property assignment and royalty-free license agreements with various Unaxis entities as part of the reorganization. Generally speaking, with the exception of the patents related to the ultra clean processing business, all of the Unaxis patents and other intellectual property which are currently used by Unaxis that relate to INFICON's business have been assigned to INFICON, with royalty-free licenses granted back to Unaxis on the basis described below. Unaxis has retained the patents related to the ultra clean processing business and has granted INFICON a royalty-free license to use such property on the basis described below. The licensing arrangements have been drafted to be consistent with the non-compete arrangement described under "Master Separation Agreement."

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

      o A license agreement between INFICON, as licensor, and Unaxis, as licensee, provides for the Unaxis entities' use of the intellectual property we acquired under the intellectual property assignment agreements described above. This license allows the Unaxis entities to use such intellectual property exclusively for five years, and non-exclusively thereafter, in the field of designing, producing, selling and servicing information technology, surface technology and components relating thereto. This license also allows the Unaxis entities to use such intellectual property non-exclusively in all other fields outside of the field of designing, producing, selling and servicing of process knowledge and control systems, semiconductor cleaning systems, leak detection products and various gauges, valves and fittings associated with vacuum processes. This license is royalty-free, perpetual, and worldwide.

      The licenses granted to the licensee in each agreement, other than the leak detector licenses, terminate upon a change of control which has not been consented to by the relevant licensor. For purposes of the foregoing, "control" means (i) the ownership of at least 50% of the equity of beneficial interest of a person, (ii) the right to vote for or appoint a majority of the board of directors or other governing body of such person, or (iii) the power to directly or indirectly direct or cause the direction of the management and policies of such person by any means whatsoever.

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

      Tax Deed

      We and Unaxis have entered into a tax deed in order to regulate our and their subsidiaries' tax affairs in connection with our separation from Unaxis and our initial public offering. In general, under the tax deed, Unaxis is responsible for all taxes resulting from our separation, our initial public offering, and all taxes relating to our business for any period ending on or before the date of separation. We are responsible for all taxes relating to our business for any period beginning after the date of separation. The tax deed also provides that each of Unaxis and us will indemnify the other for all taxes for which it is responsible.

      Although the tax deed was not negotiated at arm's length, we believe that its terms and conditions, taken as a whole, are reasonable.

      Acquisition of HAPSITE Business from Unaxis

      Effective November 1, 2001, the Company acquired substantially all the net assets of the HAPSITE business (HAPSITE) of Leybold portable gas chromatograph-mass spectrometer systems used for direct measurement of volatile organic compounds in Inficon, Inc., a subsidiary of Unaxis. HAPSITE manufacturers and sells self-contained, field portable gas chromatograph-mass spectrometer systems used for direct measurement of volatile organic compounds found in air, water and soil. The results of operations of the HAPSITE business are included in the consolidated results for the twelve months ended 2003 and 2002 and the two months ended 2001, respectively.

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
                                                     -------
                                                     $ 2,000
                                                     =======

Intercompany Loans

      As of December 31, 2003 we have the following intercompany loans outstanding:

                               Intercompany Loans
                                 (in thousands)

Borrower                               Lender                       Currency   Face Amount    in USD   Interest Rate
--------                               ------                       --------   -----------    ------   -------------
INFICON Inc, US                        INFICON GmbH, CH               USD         39,199      39,199       6.85%
INFICON GmbH, Cologne                  INFICON GmbH, CH               EUR          6,000       7,534       3.90%
INFICON Ltd, United Kingdom            INFICON GmbH, CH               GBP             50          90       5.22%
INFICON Holding AG, Switzerland        INFICON GmbH, CH               CHF         34,664      27,910       0.79%
INFICON Inc, US                        INFICON Holding AG, CH         USD          1,779       1,779       6.85%
INFICON AG, Liechtenstein              INFICON Holding AG, CH         CHF         12,250       9,865       1.69%
INFICON Ltd, Korea                     INFICON Holding AG, CH         KRW        481,546       1,161       6.12%
INFICON Ltd, Korea                     INFICON Holding AG, CH         USD            400         400       2.77%
INFICON Ltd, Korea                     INFICON Holding AG, CH         EUR            285         358       3.92%
INFICON Pte Ltd, Singapore             INFICON Holding AG, CH         USD            200         200       2.79%
INFICON Pte Ltd, Singapore             INFICON Holding AG, CH         USD            300         300       2.75%
INFICON Ltd, Taiwan                    INFICON Holding AG, CH         USD            600         600       2.87%
INFICON Aaland Ab, Finland             INFICON Holding AG, CH         EUR            850       1,067       2.89%
INFICON Ltd, Hong Kong                 INFICON Holding AG, CH         USD            327         327       2.81%
INFICON LT, US                         INFICON Holding AG, CH         USD         12,915      12,915       6.85%

      All of these loans are unsecured fixed advances extended in connection with the purchase by our subsidiaries of the assets relating to our business from Unaxis.

C.    Interests of Experts and Counsel.

      Not applicable.

Item 8. Financial Information

A.    Consolidated Statements and Other Financial Information.

Index to Financial Statements

                                                                                          Page Number
                                                                                          -----------
Consolidated Balance Sheets as of December 31, 2003 and 2002                              F-3

Consolidated Statements of Income for the three years in the period ended
December 31, 2003                                                                         F-4

Consolidated Statements of Stockholders' Equity for the three years in the period ended   F-5
December 31, 2003

Consolidated Statements of Cash Flows for the three years in the period ended
December 31, 2003                                                                         F-6

Notes to Consolidated Financial  Statements                                               F-7

Legal Proceedings

      We are not currently involved in any material court, arbitral, or administrative proceedings, nor are we aware of any such proceeding pending or threatened.

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

      o     high and low market prices for each financial quarter for 2003 and,

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

      For the last three years and each financial quarter for 2003, our high and low marked prices have been:

               Period                                 High                                      Low
----------------------------------     -----------------------------------       -----------------------------------
                                       Shares (in CHF)     ADSs (in U.S.$)       Shares (in CHF)     ADSs (in U.S.$)
                                       ---------------     ---------------       ---------------     ---------------
Year Ended
Year ended December 31, 2001                197.00               11.50                86.00               5.40
Year ended December 31, 2002                179.00               10.74                51.00               3.40
Year ended December 31, 2003                116.25                8.85                44.00               3.31

Quarter Ended
Quarter ended March 31, 2003                 66.75                4.83                44.00               3.31
Quarter ended June 30, 2003                  87.50                6.28                56.00               4.15
Quarter ended September 30, 2003            102.00                7.34                77.00               5.60
Quarter ended December 31, 2003             116.25                8.85                90.00               6.95

B.    Plan of Distribution.

      Not applicable.

C.    Markets.

      Our shares are listed on the SWX Swiss Exchange and our ADSs are listed on The Nasdaq National Market System, in each case under the symbol "IFCN."

D.    Selling Shareholders.

      Not applicable.

E.    Dilution.

      Not applicable.

F.    Expenses of the Issue.

      Not applicable.

Item 10. Additional Information

A.    Share Capital.

      Not applicable.

B.    Memorandum and Articles of Association.

      See Item 10.B on pages 54 through 63 of our Annual Report on Form 20-F for the year ended December 31, 2002 for information regarding our articles of incorporation and Swiss law relating to our company purpose and shareholder rights. Our Annual Reports on Form 20-F are available on EDGAR at the website of the U.S. Securities and Exchange Commission at www.sec.gov.

Register Entry Number and Purpose of INFICON Holding AG

      INFICON Holding AG is registered in the commercial register of the Canton of St. Gallen, Switzerland. There is no register entry number. On their first page, our articles of incorporation describe the objects and purpose of our corporation as follows:

      " The purpose of the Corporation is to participate in manufacturing, trading, and service businesses in Switzerland and abroad and to hold, acquire, and sell such participations.

      The Corporation may, in Switzerland as well as abroad, establish branches and subsidiaries. The Corporation may perform all transactions which are directly or indirectly related to its purpose.

      Furthermore, the Corporation may acquire or sell real estate."

Transfer of Shares

      There are no restrictions on the free transferability of our shares. A transfer of shares is effectuated by corresponding entry in the books of a bank or depositary institution following assignment in writing by the selling shareholder and notification of such assignment to us which can be made by the bank or the depositary institution. In order to be registered in our share register as a shareholder with voting rights, a purchaser must file with us a share registration form disclosing its name, citizenship, or registered office and address.

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

Voting Rights and Share Certificates

      Each of our shares carries one vote at our shareholders' meetings. Voting rights may be exercised only after a shareholder has been recorded in our share register (Aktienbuch) as a shareholder with voting rights. We may enter into agreements with banks or financial companies which hold shares for the account of other persons (nominees) regarding the exercise of the voting rights related to the shares. Registration with voting rights is subject to restrictions. See "The Offer and Listing--Transfer of Shares."

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

      Dividends are usually due and payable immediately after the shareholders' resolution relating to the allocation of profits has been passed. The statute of limitations in respect to dividend payments is five years. For information about deduction of withholding taxes, see "Taxation."

      In the event of liquidation, any surplus arising out of a liquidation (after the settlement of all claims of all creditors) is distributed to shareholders in proportion to the paid par value of shares held, but this surplus is subject to Swiss withholding tax of 35%. see "Taxation."

      No Liability of Our Shareholders for Capital Calls; No Redemption, Sinking Fund or Similar Provisions

      Our shares are fully paid-up and non-assessable. No shareholder has any liability to further capital calls by us. Our articles of incorporation do not contain any redemption provisions, sinking fund provisions, or any provisions discriminating against any existing or prospective holder of our shares as a result of such shareholder owning a substantial number of shares.

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

Change of Shareholder Rights

      Under Swiss law, the rights of shareholders may only be changed by way of amending the articles of incorporation which requires a shareholders' resolution passed by the majority of the shares represented at the shareholders' meeting. In addition, certain changes to shareholder rights require a supermajority of votes. For instance, a reverse stock split may only be effectuated by a unanimous vote of the shareholders of a corporation. The creation of shares with privileged voting rights, restrictions on the transferability of shares, or a restriction or elimination of preemptive rights of shareholders require a resolution passed at a shareholders' meeting with a supermajority (qualifiziertes Mehr) of two-thirds of the shares represented at such meeting and a simple majority of the aggregate par value of the shares represented at such meeting.

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

Restrictions on Right to Own our Securities and on Ability to Effect a Change of Control

      Apart from the limitations described above on the right of a company to own its own securities and the restriction on the voting rights of a purchaser of our shares that does not file with us a share registration form disclosing its name, citizenship, and registered office or address, there are no limitations on the rights to own securities of INFICON, regardless of who owns them.

      None of our organizational documents contain any provision that would have an effect of delaying, deferring or preventing a change of control of INFICON.

Disclosure of Principal Shareholders

      None of our organizational documents contain any provision governing the ownership threshold above which ownership must be disclosed. However, under the Swiss Stock Exchange Act, shareholders and groups of shareholders acting in concert who acquire or dispose of shares and thereby reach, exceed, or fall below the respective threshold of 5%, 10%, 20%, 33.33%, 50%, or 66.66% of the voting rights of a Swiss listed company with a registered office in Switzerland must notify the company and the SWX Swiss Exchange of such transactions in writing within four trading days, whether or not the voting rights can be exercised. Following receipt of such notification, the corporation must inform the public within two trading days.

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

The Rights of ADR Holders

      The rights of our ADR holders are set out in and limited by the provisions of the deposit agreement among us, The Bank of New York, and the owners and beneficial owners from time to time of ADRs.

      The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR which were included as exhibits to the registration statement on Form F-1 filed with the Securities Exchange Commission in connection with our initial public offering and which are incorporated herein by. The registration statement (including the exhibits and schedules thereto) may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Securities and Exchange Commission located at The Woolworth Building, 233 Broadway, New York, New York 10279, and at Citicorp Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Securities and Exchange Commission also maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission. The address of this website is http://www.sec.gov.

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

      Before making a distribution, The Bank of New York will deduct any withholding taxes that must be paid under Swiss law. See "Additional Information---Taxation" below. It will distribute only whole U.S. Dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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

      o Other Distributions. The Bank of New York will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair, and practical, provided, if the distribution is of securities, that we furnish it with satisfactory evidence that it is legal to do so. If it cannot make the distribution in that way, The Bank of New York has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property.

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

      We have no obligation to register ADSs, shares, rights, or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights, or anything else to ADR holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

      Deposit, Withdrawal, and Cancellation

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

      You may turn in your ADRs at The Bank of New York's office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver the shares and any other deposited securities underlying the ADR to you or a person you designate at the office of the custodian. Or, at your request, risk, and expense, The Bank of New York will deliver the deposited securities at its office, if feasible.

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


                Fees and Expenses

      ADR holders must pay:                         For:
      ---------------------                         ----
      $5.00 (or less) per 100 ADSs                  o    Each issuance of an ADR, including as a result
                                                           of a distribution of shares or rights or other
                                                           property.

                                                    o    Each cancellation of an ADR for the purpose of
                                                           withdrawal, including if the deposit agreement
                                                           terminates

      $.02 (or less) per ADS                        o    Any cash distribution to you.

      A fee equivalent to the fee that would be     o    Distribution of securities distributed to
         payable if the securities distributed to          holders of deposited securities which are
         you had been shares and the shares had            distributed by The Bank of New York to ADR
         been deposited for issuance of ADSs               holders.

      $1.50 per ADR delivered                       o    Registration or transfer of ADRs.

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

      Expenses of The Bank of New York              o    Conversion of foreign currency to U.S. Dollars.

                                                    o    Cable, telex and facsimile transmission expenses
                                                           (if expressly provided in the deposit
                                                           agreement).

      Taxes and other governmental charges The      o    As necessary.
         Bank of New York or the custodian have to
         pay on any ADR or share underlying an
         ADR, for example, stock transfer taxes,
         stamp duty or withholding taxes

      Any charges payable by The Bank of New York   o    As incurred. No charges of this type are
         or its agents in connection with                  currently made in the Swiss market.
         servicing the deposited securities.

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

      Reclassifications, Recapitalizations and Mergers

      If we:                                           Then:
      ------                                           -----
      o Change the nominal or par value of our shares  The cash, shares or other securities received by

      o Reclassify, split up or consolidate any of     The Bank of New York will become deposited
        the deposited securities                       securities. Each ADS will automatically represent
                                                       its equal share of the new deposited securities.

      o Distribute securities on the shares that are   The Bank of New York may, and will if we ask it
           not distributed to you                      to, distribute some or all of the cash, shares or
                                                       other securities it received. It may also issue

      o  Recapitalize, reorganize, merge, liquidate,   new ADRs or ask you to surrender your outstanding
           sell all or substantially all of our        ADRs in exchange for new ADRs identifying the new
           assets, or take any similar action          deposited securities.

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

      After termination, The Bank of New York and its agents will do the following under the deposit agreement but nothing else: (1) advise you that the deposit agreement is terminated, (2) collect distributions on the deposited securities, and (3) deliver shares and other deposited securities upon cancellation of ADRs. One year after termination, The Bank of New York may sell any remaining deposited securities by public or private sale. After that, The Bank of New York will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The Bank of New York's only obligations will be to account for the money and other cash. After termination, our only obligations will be to indemnify The Bank of New York for some losses and to pay certain amounts to The Bank of New York.

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

C.    Material Contracts.

      For a summary description of these agreements, to the extent they are material, please see "Major Shareholders and Related Party Transactions--Related Party Transactions.".

      For a summary description of the deposit agreement between us, The Bank of New York as depositary and the owners and beneficial owners from time to time of ADRs, please see "Additional Information---The Rights of ADR Holders."

      In consideration of the retirement of James L. Brissenden (Chief Executive Officer) as of December 31, 2003, the Company entered into a separation agreement. The separation agreement effectuates a final resolution of all matters relating to Mr. Brissenden's employment and the termination thereof by his retirement. The separation agreement includes special incentives which aggregated U.S.$280 and were paid to Mr. Brissenden in March 2004. See Exhibit
10.23 "Separation Agreement and General Release" for a copy of the agreement.

Loan Agreement with Credit Suisse

      The Company entered into a U.S.$30.0 million working capital financing arrangement with Credit Suisse on November 23, 2000. The financing arrangement can be either in the form of a current account overdraft facility, fixed advances with a maximum maturity of twelve months, bid/advance payment/performance bonds, issuance of letters of credit, or as margin coverage for foreign exchange forward transactions. The working capital financing was automatically extended for one year on November 23, 2003. The Company has U.S.$0 outstanding under the financing arrangement as of December 31, 2003.

Loan Agreement with HypoVereinsbank

      The Company entered into two revolving credit facilities with HypoVereinsbank on February 28, 2001. The credit facilities include a HKD 5.5 million (approximately U.S.$0.7 million) working capital financing arrangement and a HKD 9.25 million (approximately U.S.$1.2 million) margin coverage arrangement for foreign exchange forward transactions. The working capital financing arrangement can be either in the form of a current account overdraft facility, fixed advances with a maximum maturity of nine months, short term trust receipt financing, issuance of letters of credit, or issuance of bank guarantees. The working capital financing arrangement expires on March 31, 2005 and has an option for extension. The Company has U.S.$0 million outstanding under the financing arrangement as of December 31, 2003.

Loan Agreement with Dresdner Bank

      On September 30, 2001, the Company entered into a working capital financing arrangement with Dresdner Bank in the amount of EUR 5.1 million (approximately U.S.$6.4 million). The financing arrangement can be either in the form of a current account overdraft facility or fixed advances. The interest rate for the overdraft facility is EURIBOR plus 0.95%. The working capital financing arrangement was extended for one year on July 31, 2003. The Company has U.S.$0 outstanding under the financing arrangement as of December 31, 2003.

Lease Agreements for Manufacturing Facilities in Balzers, Liechtenstein and Cologne, Germany

      The lease agreement between Unaxis Balzers AG as landlord and INFICON AG, Balzers as tenant for the manufacturing facility in Balzers, Liechtenstein was entered into on September 1, 2000 and remained in effect until January 31, 2002 at which time it was terminated to relocate the operations to an alternative facility in February 2002. The monthly rent for the new leased facility is CHF 254 (U.S.$189). This new facility is owned by a local private entrepreneur. The lease has a fixed duration of 12 years with options to renew for two additional terms of 7 years. Additionally, the rent may be increased by the landlord according to the Swiss consumer goods index.

      The lease agreement between BuL Vermietungsgesellschaft mbH & Co. KG as landlord and INFICON GmbH as tenant for the manufacturing facility in Cologne, Germany was entered on July 1, 2000 for a term of ten years. The monthly rent is EURO 111 (U.S.$139) and will be adjusted according to the prevailing German cost of living-index. The lease agreement is governed by German law and contains customary representations and warranties. In addition, landlord and tenant agreed that in the beginning of 2001 the tenant could vacate some of the used area and take over some additional floor-space in other buildings and that the landlord will make a correlating adjustment to the rent.

D.    Exchange Controls.

      Other than in connection with government sanctions imposed on Iraq, Serbia, Libya (currently suspended), and portions of Angola (UNITA), there are currently no government laws, decrees, or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on the payment of dividends, interest or liquidation proceeds, if any, to non-resident holders of capital stock of Swiss corporations.

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

      Pursuant to the current Convention Between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income entered into force on December 19, 1997 (the "Treaty"), a U.S. holder of shares is eligible for a reduced rate of the withholding tax equal to 15% of the dividend, provided that such holder (1) is a resident of the United States for purposes of the Treaty, (2) qualifies for benefits under the Treaty, and (3) holds less than 10% of the voting stock of the company.

      Such an eligible holder must apply for a refund of the amount of the Swiss withholding tax in excess of the 15% Treaty rate. The claim for refund must be filed on Swiss Tax Form 82, which may be obtained from any Swiss Consulate General in the United States or from the Federal Tax Administration of Switzerland at the address below. Three copies of the form must be duly completed, signed before a notary public of the United States, and sent to the Federal Tax Administration of Switzerland, Eigerstrasse 65, CH-3003 Berne, Switzerland. The form must be accompanied by suitable evidence of deduction of the Swiss withholding tax withheld at source, such as certificates of deduction, signed bank vouchers, or credit slips. The form may be filed on or after July 1 or January 1 following the date the dividend was payable, but no later than December 31 of the third year following the calendar year in which the dividend became payable.

United States Taxation

      The following discussion, based on current law, is a summary of the material United States federal income tax considerations to you of the acquisition, ownership, and disposition of the ADSs or shares as of the date hereof. The discussion of the United States federal income tax consequences set forth below is based upon the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, and judicial decisions and administrative interpretations thereunder, all as currently in effect, and such authorities may be subject to subsequent changes in United States law or in any double taxation convention or treaty between the United States and Switzerland, which changes may have retroactive effect, so as to result in federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the Depositary to us and assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms. This discussion does not purport to deal with all aspects of United States federal income taxation that may be relevant to a particular holder in light of the holder's circumstances, for example, persons subject to the alternative minimum tax provisions of the Internal Revenue Code. Also, this discussion does not deal with special rules that may apply to you if you are a member of a special class of holders subject to special rules, including:

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

      You may be entitled to claim as a credit against your United States federal income tax liability, or alternatively you may deduct from your United States federal taxable income, the amount of the withholding tax to the extent of the 15% Treaty rate. However, your ability to claim a foreign tax credit is subject to a general limitation that is determined by the amount of your United States source income relative to your total income. In addition, your ability to claim the credit is subject to a specific basket limitation that is determined in a similar way with respect to a specific type of income. Any refundable portion of the paid Swiss withholding tax, such as the amount of the withholding tax in excess of the 15% Treaty rate, would not be eligible for credit against United States federal income tax liability. For foreign tax credit purposes, dividends paid by us will constitute "passive income" or, in the case of some U.S. holders, "financial services income." The rules governing the foreign tax credit are complex. You are urged to consult your own tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

      Sale, Exchange, or Other Disposition of Shares

      Any gain or loss on a sale, exchange, or other disposition of ADSs or shares by a U.S. Holder will be capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder's tax basis in the ADSs or shares. Any such gain or loss will be United States source gain or loss and will be long-term capital gain or loss if you held the ADSs or shares for more than one year. In the case of an individual U.S. Holder, capital gains will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to limitations.

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

F.    Dividends and Paying Agents.

      Not applicable.

G.    Statements by Experts.

      Not applicable.

H.    Documents on Display.

      Except for the documents listed below, all documents referred to in this annual report were either filed with the Securities and Exchange Commission as exhibits to the registration statement on Form F-1 that became effective on November 8, 2000 or are being filed as exhibits to this annual report on Form 20-F and may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Securities and Exchange Commission located at The Woolworth Building, 233 Broadway, New York, New York 10279 and at Citicorp Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Securities and Exchange Commission also maintains a website that contains reports, proxy, and information statements and other information regarding registrants that file electronically with the Commission. The address of this website is http://www.sec.gov.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Rate Risk

      Approximately 64%, 64%, and 64% of our net sales in the years ended December 31, 2003, 2002, and 2001, respectively, were recognized through our subsidiaries outside the United States. Our foreign subsidiaries maintain their accounting records in their local currencies. Consequently, period-to-period comparability of our results of operations is affected by fluctuations in exchange rates. We derive a significant portion of our cash flows from foreign-denominated revenue. To the extent the Dollar value of foreign-denominated revenue is diminished as a result of a strengthening U.S. Dollar, our results of operations and cash flows could be adversely affected.

      The primary currencies to which we have exposure are the Japanese Yen, the Swiss Franc, and the Euro. This exposure arises from our sales of inventory among our subsidiaries for resale in local currencies. Consequently, the cash flows from our subsidiaries are affected by exchange rate fluctuations. To reduce the risks associated with foreign currency rate fluctuations, our manufacturing facilities in the United States and Germany enter into forward exchange contracts on a continuing basis for the purpose of controlling economic risks related to accounts receivable not denominated in its local currency, as well as risk related to our probable anticipated, but not firmly committed, transactions. The anticipated transactions whose risks are being hedged are the intercompany purchases of inventory among our various entities for resale in local currency. The time periods of the anticipated transactions that are hedged are generally one year or less.

      We had (gains) and losses from foreign currency transactions and foreign exchange contracts of U.S.$(0.40) million U.S.$0.57 million and U.S.$1.03 million for the years ended December 31, 2003, 2002 and

2001, respectively, which are recorded as "other expense, net". The potential fair value loss for a hypothetical 10% adverse change in forward currency exchange rates on our forward exchange contracts at December 31, 2003, 2002, and 2001 would be U.S.$0.0 million, U.S.$0.04 million, and U.S.$0.9 million, respectively. This potential loss was estimated by calculating the fair value of the forward exchange contracts at December 31, 2003, 2002, and 2001 and comparing that to the calculation using the hypothetical forward currency exchange rates. While we do not enter forward exchange contracts for trading purposes, there can be no assurance that any losses realized on such instruments will be fully offset by gains on the underlying exposure. We plan to continue to use forward exchange contracts in order to mitigate the impact of exchange rate fluctuations.

      We have financial instruments, including cash, receivables, and payables, that are denominated in foreign currencies other than in U.S. Dollars. The net asset value of these financial instruments at December 31, 2003 and 2002 was U.S.$41.7 million and U.S.$36.7 million, respectively. Foreign currency balances are primarily denominated in Euros, Swiss Francs and Japanese Yen. Although we generally enter into foreign currency forward contracts, there still exists the risk related to functional currency exchange rate exposures. The result of a uniform 10% strengthening in the value of the Dollar relative to the currencies in which our net assets are denominated would result in a decrease in the net equity balance of U.S.$6.8 million, U.S.$6.5 million and U.S.$6.2 million as of December 31, 2003, 2002, and 2001, respectively and a decrease in net income and cash flows of U.S.$0.2 million, U.S.$0.2 million, and U.S.$0.9 million for the years ended December 31, 2003, 2002, and 2001, respectively.

Item 12. Description of Securities Other Than Equity Securities

      Not applicable.

                                    PART II

Item 13. Defaults, Dividend Arrearages, and Delinquencies

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

      Credit Suisse First Boston (Europe) Limited, Arnhold and S. Bleichroeder, Inc., Credit Suisse First Boston, Zurich, Deutsche Bank AG London, Bank Julius Baer & Co. Ltd., Pictet & Cie, and Bank Vontobel AG were the underwriters in our initial public offering.

      From November 9, 2000 to December 31, 2000, the amount of our expenses incurred in connection with our formation and our initial public offering , including underwriting discounts and expenses paid to or for underwriters was U.S.$4,165,000.

      We received net offering proceeds of CHF 63,669,571 (U.S.$35,708,121). In calculating this amount, we already considered the amount of shares purchased by our employees and the amount borrowed from us by our employees under our equity incentive plans described in "Directors, Senior Management, and Employees---Share Ownership."

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

Item 15. Controls and Procedures

Item 16. [Reserved]

A.    Audit committee financial expert

      The Company's Board of Directors has determined that Dr. Thomas Staehelin (Chairman Audit Committee) is the financial expert serving on its audit committee.

B.    Code of Ethics

      The Company's internal guidelines regarding corporate governance are provided in its Articles of Incorporation, Organizational Regulations, Board Committee Charters, CEO and CFO Code of Ethics as well as internal policies.

C.    Principal Accountant Fees and Services

      Audit fees to PriceWaterhouseCoopers for 2003 and 2002 were U.S$389 and U.S.$310, respectively.

      Fees paid to PriceWaterhouseCoopers for non-audit services for 2003 and 2002 were as follows:

                       2003           2002
                       ----           ----

Audit related          $ 53           $  0
Tax work                 73             35
Other                    41            106
                       ----           ----
Total                  $167           $141

      Fees for non-audit services are pre-approved by the audit committee.

      Fees paid to Ernst & Young for their consent opinion were approximately U.S.$7 per year for 2003 & 2002.

D.    Exemptions from the Listing Standards for Audit Committees

      Not applicable.

E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

      Not applicable.

                                    PART III

Item 17. Financial Statements

      We have responded to Item 18 in lieu of responding to this item.

Item 18. Financial Statements

Index to Financial Statements

1.    Audited Financial Statements

                                                                                    Page Number
Report of Independent Auditors                                                      F-2

Consolidated Balance Sheets as of December 31, 2003 and 2002                        F-3

Consolidated Statements of Income for the three years in the period ended           F-4
December 31, 2003

Consolidated Statements of Stockholders' Equity for the three years in the period   F-5
ended December 31, 2003

Consolidated Statements of Cash Flows for the three years in the period ended       F-6
December 31, 2003

Notes to Consolidated Financial  Statements                                         F-7

INFICON Holding AG (Stand-alone financial statements complying with Swiss Law)

Item 19. Exhibits

Index to Exhibits

Exhibit     Description
No.         -----------
---

 1.1*       Underwriting Agreement

 1.2*       Share Lending Agreement

 2.1* Master Separation Agreement between Unaxis Holding AG and INFICON Holding AG dated August 31, 2000

 3.1*       Articles of Incorporation of the Registrant (English translation)

 3.2 INFICON Holding AG, a Swiss Company, is not required to have By-laws under Swiss law

 4.1* Deposit Agreement, dated as of November 8 , 2000, among the Registrant, The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, including the form of American Depositary Receipt

10.1*       INFICON Leveraged Share Plan

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

10.3.6* Intercompany Service Agreement between Unaxis Singapore Pte. Ltd. and INFICON Pte Ltd.

10.3.7* Intercompany Service Agreement between Leybold Vacuum Products, Inc. and INFICON, Inc.


10.3.8* Intercompany Service Agreement between INFICON, Inc. and Leybold Vacuum Products, Inc.

10.3.9* Intercompany Service Agreement between Leybold Vacuum France SAS and INFICON SARL

10.3.10* Intercompany Service Agreement dated as of November 1, 2000, between Balzers and Leybold Taiwan Ltd., as Providing Company and INFICON Ltd. As Receiving Company.

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

10.4.7* Asset Purchase Agreement between Unaxis Singapore Pte Ltd and INFICON Pte. Ltd.

10.4.8* Asset Purchase Agreement between Balzers and Leybold China Limited and INFICON Limited

10.4.9* Asset Purchase Agreement between Leybold SAS and INFICON GmbH, Cologne regarding sales of assets of French subsidiary, including English translation thereof

10.4.10* Asset Purchase Agreement between Leybold SAS and INFICON Limited, Liechtenstein regarding sale of assets of French subsidiary, including English translation thereof

10.4.11* Asset Purchase Agreement between Balzers and Leybold Taiwan, Ltd. And INFICON Ltd. Regarding sale of assets of Taiwanese subsidiary

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

10.10* Intellectual Property License Agreement between INFICON GmbH (Cologne) and INFICON GmbH

10.11* Intellectual Property License Agreement between INFICON GmbH and INFICON Limited

10.12* Intellectual Property License Agreement between INFICON GmbH and Unaxis Balzers Limited

10.13* Intellectual Property License Agreement between INFICON GmbH and INFICON, Inc.

10.14* Lease Agreement for manufacturing facilities in Cologne, Germany between INFICON GmbH and Balzers and Leybold Holding AG dated August 31, 2000 with English translation

10.15* Lease Agreement for manufacturing facilities in Balzers, Liechtenstein between INFICON AG and Balzers AG dated August 31, 2000 with English translation

10.16*      Employment Agreement between James L. Brissenden and Leybold Inficon
            Inc.

10.17*      Loan Agreement between INFICON Holding AG and Credit Suisse

10.18t      Directors stock option plan

10.19t      Management stock option plan

10.20t      Key employee stock option plan

10.21 Employment Agreement dated January 1, 2004 between John Grad, Lukas Winkler and INFICON Holding AG.

10.22 Employment Agreement dated October 3, 2003 between Peter G. Maier and INFICON, Inc.

10.23 Separation Agreement and General Release dated August 12, 2003 between INFICON, Inc. and James L. Brissenden.

11.         Code of Ethics for Principal Executive Officer and Senior Financial
            Officers.

12.1        Certification required by Rule 13a-14(a) and Sarbanes-Oxley Act
            Section 302(a) by Lukas Winkler.

12.2        Certification required by Rule 13a-14(a) and Sarbanes-Oxley Act
            Section 302(a) by Peter G. Maier.

13(a).1 Statement Furnished Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, by Lukas Winkler.

13(a).2 Statement Furnished Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, by Peter G. Maier.

14(a).1     Corporate Governance Report required by the Swiss Stock Exchange.

23.1        Consent of Ernst & Young LLP

23.2        Consent of PricewaterhouseCoopers LLP

--------------------------------------------------------------------------------

* Incorporated by reference to our registration statement on Form F-1 and to our Annual Report on Form 20-F filed April 2, 2001, filed with the Securities and Exchange Commission.

t Incorporated by reference to our registration statement on Form S-8 filed with the Securities and Exchange Commission on May 28, 2002 as Registration No. 333-89214.

                               INFICON Holding AG

                        Consolidated Financial Statements

                  Years ended December 31, 2003, 2002, and 2001

Report of Independent Auditors.......................................F-2

Consolidated Financial Statements

Consolidated Balance Sheets..........................................F-3
Consolidated Statements of Income....................................F-4
Consolidated Statements of Stockholders' Equity......................F-5
Consolidated Statements of Cash Flows................................F-6
Notes to Consolidated Financial Statements...........................F-7

PRICEWATERHOUSECOOPERS LLP [LOGO]
--------------------------------------------------------------------------------

                                                      PricewaterhouseCoopers LLP
                                                      One Lincoln Center
                                                      Syracuse NY 13202
                                                      Telephone (315) 474 8541
                                                      Facsimile (315) 473 1385

                         Report of Independent Auditors

To the Board of Directors and
Shareholders of INFICON Holding AG

In our opinion, the consolidated financial statements as of December 31, 2003 and 2002 listed in the index appearing under Item 18 on page 73 present fairly, in all material respects, the financial position of INFICON Holding AG and its subsidiaries at December 31, 2003 and 2002 and results of their operations and their cash flows for the year ended in conformity with accounting principles generally accepted it the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 18, on page 73 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


  /s/ PricewaterhouseCoopers LLP

February 10, 2004, except for Note 27
for which the date is March 9, 2004

                         Report of Independent Auditors

To the Board of Directors
INFICON Holding AG

We have audited the accompanying consolidated statements of income, shareholders' equity, and cash flows of INFICON Holding AG for the year ended December 31, 2001. Our audit also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of INFICON Holding AG for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


                                                /s/ Ernst & Young LLP

Buffalo, New York
January 25, 2002


                                      F-2-A

                               INFICON Holding AG

                           Consolidated Balance Sheets
              (U.S. Dollars in Thousands, except per share amounts)

                                                                                December 31
                                                                            2003         2002
                                                                            ----         ----
Assets
Current assets:
   Cash and cash equivalents                                              $  37,074    $  37,846
   Trade accounts receivable, net                                            22,197       15,895
   Accounts receivable - affiliates                                              94          417
   Inventories, net                                                          19,395       19,880
   Deferred tax assets                                                        3,161        5,325
   Other current assets                                                       2,950        3,065
                                                                          ---------    ---------
Total current assets                                                         84,871       82,428

Property, plant and equipment, net                                           22,398       21,419
Intangibles, net                                                              1,526          343
Deferred tax assets                                                          39,293       35,664
Other assets                                                                  2,586        8,074
                                                                          ---------    ---------
Total non-current assets                                                     65,803       65,500

Total assets                                                              $ 150,674    $ 147,928
                                                                          =========    =========

Liabilities and stockholders' equity
Current liabilities:
   Trade accounts payable                                                 $   5,918    $   5,736
   Accounts payable - affiliates                                                193          172
   Accrued liabilities                                                       12,911        9,711
   Income taxes payable                                                         962        2,547
   Deferred tax liabilities                                                     545          466
                                                                          ---------    ---------
Total current liabilities                                                    20,529       18,632

Deferred tax liabilities                                                        479          696
Other liabilities                                                             3,907        1,190
                                                                          ---------    ---------
Total non-current liabilities                                                 4,386        1,886

Total liabilities                                                            24,915       20,518

Stockholders' equity:
   Common stock (2,315,000 shares issued; par value CHF 10 (U.S. $5.63)      13,033       13,033
   Additional paid-in capital                                                94,024       94,024
   Notes receivable from officers                                              (383)        (523)
   Retained earnings                                                          5,941       15,330
   Accumulated other comprehensive income                                    13,144        5,546
                                                                          ---------    ---------
Total stockholders' equity                                                  125,759      127,410
                                                                          ---------    ---------
   Total liabilities and stockholders' equity                             $ 150,674    $ 147,928
                                                                          =========    =========

See notes to consolidated financial statements.

                               INFICON Holding AG

                        Consolidated Statements of Income
              (U.S. Dollars in Thousands, except per share amounts)

                                                                                 Year ended December 31
                                                                             2003         2002         2001
                                                                          ---------    ---------    ---------
Net sales                                                                 $ 159,438    $ 130,279    $ 142,233

Cost of sales                                                                89,102       72,364       77,146
                                                                          ---------    ---------    ---------
Gross profit                                                                 70,336       57,915       65,087

Research and development                                                     20,988       16,052       12,039
Impairment of long lived assets (Note 4)                                      7,370           --           --
Selling, general and administrative                                          48,326       39,264       38,097
                                                                          ---------    ---------    ---------
Operating income (loss) from continuing operations                           (6,348)       2,599       14,951

Interest (income), net                                                         (126)        (597)        (478)
Other expense (income), net                                                    (546)         383        1,337
                                                                          ---------    ---------    ---------
Income (loss) from continuing operations before income taxes                 (5,676)       2,813       14,092

Provision (benefit) for income taxes                                            271         (120)       2,504
                                                                          ---------    ---------    ---------
Income (loss) from continuing operations                                     (5,947)       2,933       11,588
Discontinued Operations (Note 13):
  (Loss) from operations of discontinued Ultra Clean operations (less applicable income tax (benefit) of $(177) in 2003 and $(422) in 2002
  and $(138) in 2001)                                                        (1,188)      (2,828)      (1,636)
  (Loss) on disposal of Ultra Clean Operations (including 2,591 for operating losses during phase-out period, net of income tax (benefit)
  of $(337) in 2003                                                          (2,254)          --           --
                                                                          ---------    ---------    ---------
(Loss) from discontinued operations                                          (3,442)      (2,828)      (1,636)

Net income (loss)                                                         $  (9,389)   $     105    $   9,952
                                                                          =========    =========    =========

Earnings (loss) per share:
Diluted:
  Continuing operations                                                   $   (2.57)   $    1.27    $    5.01
  Discontinued operations                                                     (1.49)       (1.22)       (0.71)
                                                                          ---------    ---------    ---------
  Total                                                                   $   (4.06)   $    0.05    $    4.30

Earnings (loss) per share:
Basic:
  Continuing operations                                                   $   (2.57)   $    1.27    $    5.01
  Discontinued operations                                                     (1.49)       (1.22)       (0.71)
                                                                          ---------    ---------    ---------
  Total                                                                   $   (4.06)   $    0.05    $    4.30

See notes to consolidated financial statements.

                               INFICON Holding AG

                 Consolidated Statements of Stockholders' Equity

              (U.S. Dollars in Thousands, except per share amounts)

                                                                                 Note                    Accumulated
                                                                Additional    Receivable                    Other          Total
                                                    Common       Paid-in         From        Retained   Comprehensive  Stockholders'
                                                     Stock       Capital       Officers      Earnings   Income (Loss)     Equity
                                                   --------------------------------------------------------------------------------
Balance at December 31, 2000                       $ 13,033      $ 93,531      $ (1,307)     $  5,273     $ (1,999)     $108,531
   Net income                                                                                   9,952                      9,952
   Other comprehensive income, net of tax:
   Cumulative effect of change in accounting
   principle as of  January 1, 2002 for
   unrealized gains on foreign currency
   hedges, net of related income tax of $218                                                                   327           327
   Unrealized loss on foreign currency hedges,
   net of related income tax of $144                                                                          (196)         (196)
   Foreign currency translation adjustments                                                                 (3,692)       (3,692)
                                                                                                                        --------
   Total comprehensive income                                                                                              6,391
   Payments on promissory notes                                                     784                                      784
   Adjustments for IPO expenses and
   reorganization taxes                                             3,818                                                  3,818
                                                   --------------------------------------------------------------------------------
Balance at December 31, 2001                       $ 13,033      $ 97,349      $   (523)     $ 15,225     $ (5,560)     $119,524
   Net income                                                                                     105                        105
   Other comprehensive income, net of tax:
   Unrealized loss on foreign currency hedges,
   net of related income tax of $65                                                                           (116)         (116)
   Foreign currency translation adjustments                                                                 11,222        11,222
                                                                                                                        --------
   Total comprehensive income                                                                                             11,211
   Payments on promissory notes                                                                                               --
   Adjustments to deferred taxes related
   to pre-IPO reorganization                                       (3,325)                                                (3,325)
                                                   --------------------------------------------------------------------------------
Balance at December 31, 2002                       $ 13,033      $ 94,024      $   (523)     $ 15,330     $  5,546      $127,410
   Net (loss)                                                                                  (9,389)                    (9,389)
   Other comprehensive income (loss);
   Unrealized loss on foreign currency hedges,
   net of related income tax of $8                                                                             (13)          (13)
   Foreign currency translation adjustments                                                                  7,611         7,611
                                                                                                                        --------
   Total comprehensive income                                                                                             (1,791)
   Foreign currency revaluation of notes                                            (68)                                     (68)
   Payments on promissory notes                                                     208                                      208
                                                   --------------------------------------------------------------------------------

Balance at December 31, 2003                       $ 13,033      $ 94,024      $   (383)     $  5,941     $ 13,144      $125,759
                                                   ================================================================================

See notes to consolidated financial statements.

                               INFICON Holding AG

                      Consolidated Statements of Cash Flows
                           (U.S. Dollars in Thousands)

                                                                              Year ended December 31
                                                                         2003          2002          2001
                                                                       ------------------------------------
Cash flows from operating activities:
  Net income (loss)                                                    $ (9,389)     $    105      $  9,952
  Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
   Depreciation and amortization of property, plant and equipment         5,222         3,879         2,854
   Impairment of long lived assets                                        7,370            --            --
   Loss on disposal of property, plant and equipment                         --            --           559
   Deferred taxes                                                            60        (1,691)          (56)
   Changes in operating assets and liabilities:
      Trade accounts receivable                                          (4,481)        3,566        17,521
      Inventories                                                         2,317         4,319         1,260
      Other assets                                                        1,833           471         2,530
      Accounts payable                                                     (813)          160       (10,165)
      Accrued liabilities                                                (1,918)       (1,269)          211
      Income taxes payable                                               (2,022)          636            86
      Other liabilities                                                   2,711            60            --
                                                                       ------------------------------------
Net cash provided by operating activities                                   890        10,236        24,752

Cash flows from investing activities:
   Purchases of property, plant and equipment                            (4,109)       (7,341)       (5,597)
   Proceeds from sale of property, plant and equipment                       --            --           149
   Purchase of Sentex Systems, Inc. (see note 5)                         (1,500)           --            --
   Loans to New Vision Systems (see note 4)                                  --        (5,947)           --
   Purchase of HAPSITE Business (see note 3)                                 --            --        (2,000)
                                                                       ------------------------------------
Net cash used in investing activities                                    (5,609)      (13,288)       (7,448)

Cash flows from financing activities:
   Payments on notes receivable from officers                               208            --           795
   (Payment on) proceeds from long-term debt                                 --            --          (869)
   (Payments to) Unaxis for reorganization                                   --            --       (11,248)
                                                                       ------------------------------------
Net cash provided (used in) by financing activities                         208            --       (11,322)
                                                                       ------------------------------------
Effect of exchange rate changes on cash and cash equivalents              3,739         7,110          (894)
                                                                       ------------------------------------
Increase (decrease) in cash and cash equivalents                           (772)        4,058         5,088
Cash and cash equivalents at beginning of period                         37,846        33,788        28,700
                                                                       ------------------------------------
Cash and cash equivalents at end of period                             $ 37,074      $ 37,846      $ 33,788
                                                                       ====================================

See notes to consolidated financial statements.

                   Notes to Consolidated Financial Statements

                 (U.S.$ in thousands, except per share amounts)

1. Description of Business

      INFICON Holding AG (INFICON or the "Company") is a leading developer, manufacturer and supplier of innovative vacuum instrumentation, critical sensor technologies, and process control software for the semiconductor and related industries. These analysis, measurement and control products are vital to original equipment manufacturers (OEMs) and end-users in the complex manufacturing of semiconductors, flat panel displays, magnetic and optical storage media, and precision optics. The Company also provides essential instrumentation for gas leak detection and toxic chemical analysis to the air conditioning/refrigeration, emergency response, and industrial hygiene markets. The Company's products include process knowledge and control instruments and software (formerly in situ analysis), leak detectors, vacuum measurement and component products and field-portable gas chromatograph/mass spectrometer instruments (instrumentation for environmental health and safety). Headquartered in Syracuse, New York, INFICON has manufacturing facilities in the United States and Europe and operations in the United States, Liechtenstein, Switzerland, Germany, Finland, Japan, United Kingdom, France, Korea, Singapore, Taiwan, China, and Hong Kong. INFICON is subject to risks common to companies in the semiconductor industry including, but not limited to, the highly cyclical nature of the semiconductor industry leading to recurring periods of oversupply, development by INFICON or its competitors of technological innovations, dependence on key personnel and the protection of proprietary technology.

2. Summary of Significant Accounting Policies

Consolidation

      The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

      All highly-liquid investments with an original maturity of three months or less at the date of purchase are considered to be cash equivalents.

Trade Accounts Receivable

      Trade accounts receivable are shown net of allowances for doubtful accounts of U.S.$1,155 and U.S.$1,820 at December 31, 2003 and 2002, respectively. The Company markets its products to a diverse customer base globally. Trade credit is extended based upon evaluation of each customer's ability to perform its obligations, these evaluations are updated periodically and the Company may require deposits on large orders but does not require collateral to support customer receivables.

Concentration Risk

      The Company had sales to one unaffiliated major customer of 16%, 18%, and 17% of consolidated sales for the years ended December 31, 2003, 2002, and 2001, respectively. The Company had sales to Unaxis and their various divisions of 14%, 14%, and 15% for the years ended December 31, 2003, 2002, and 2001, respectively.

Inventories

      Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out method. The reserve for excess and obsolete inventories was U.S.$7,193 and U.S.$5,604 for the years ended December 31, 2003 and 2002, respectively.

Income Taxes

      Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Consolidated Statements of Income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not such assets will not be realized (see Note 19).

Property, Plant, and Equipment

      Property, plant, and equipment are stated at cost. Expenditures for major renewals and betterments that extend the useful lives of property, plant and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized in earnings.

      Depreciation is provided on the straight-line method over the estimated useful lives of 20 years for buildings and 3 to 5 years for machinery and equipment.

Intangible Assets

      The costs of identified intangible (primarily completed software technology) assets are amortized on a straight-line basis over five to ten years. The net book value of intangibles was U.S.$1,526 and U.S.$343 at December 31, 2003 and 2002, respectively. Intangible assets are shown net of accumulated amortization of U.S.$7,641 and U.S.$1,770 at December 31, 2003 and 2002, respectively. The Company periodically reviews intangibles to evaluate whether changes have occurred that would suggest their value may be impaired based on the estimated undiscounted cash flows of the asset to which the intangible relates. If this review indicates the remaining useful life of an intangible requires revision or is not recoverable, the carrying amount of the intangible is reduced by the estimated shortfall of cash flows on a discounted basis. The Company recorded a one-time impairment charge of U.S.$7,370 to write down the long-lived assets associated with New Vision Systems. The following are the components of the intangible assets:

                                 Balance                     2003 Transactions                  Balance
                                @ 12/31/02   Additions         Amortization     Impairments   @ 12/31/03
                               -------------------------------------------------------------------------
Goodwill                               --        4,342                            (4,342)             --

Identifiable Intangibles              343        4,482             (664)          (2,635)          1,526

                               -------------------------------------------------------------------------
Total Intangible Balance              343        8,824             (664)          (6,977)          1,526
                               ==========                                                    ===========

Research and Development

      Research and development costs are expensed as incurred.

Shipping and Handling Costs

      Revenue and costs associated with shipping products to customers are included in sales and cost of sales, respectively.

Advertising Costs

      Advertising costs (U.S.$783 in 2003, U.S.$1,041 in 2002, and U.S.$1,455 in
2001) are expensed as incurred.

Foreign Currency Translation

      The functional currency of the Company's foreign subsidiaries is the applicable local currency. For those subsidiaries, assets and liabilities are translated to U.S. Dollars at year-end exchange rates. Income and expense accounts are translated at the average monthly exchange rates in effect during the year. The effects of foreign currency translation adjustments are included in accumulated other comprehensive income (loss) as a component of stockholders' equity. Gains and losses from foreign currency transactions are reported in the statement of income under other expense (income), net.

Critical Accounting Policies and Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates its estimates and judgments, including, but not limited to, those related to revenue recognition, pension actuarial assumptions and methods, reserves for obsolescence and excess inventory, bad debt, warranty, goodwill and intangibles, and valuation allowances for deferred tax assets. Management bases its estimates and judgments on historical experience and on various other factors believed to be reasonable under the circumstances that form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The following summarizes specific accounting policies:

      Revenue Recognition - Revenue is recognized upon the transfer of title that is generally upon shipment. When a customer's acceptance is required, revenue is not recognized until the customer's acceptance is received. The Company accrues for anticipated returns and warranty costs upon shipment.

      Goodwill and Intangible Assets - The Company reviews goodwill and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable, and also reviews goodwill annually. Under the provisions of this standard, goodwill and intangible assets deemed to have indefinite lives are no longer subject to amortization. All other identifiable intangibles are amortized over their estimated useful life. Intangible assets, such as purchased technology, are generally recorded in connection with the acquisition of a business. The value assigned to intangible assets is determined by or with assistance of an independent valuation firm based on estimates and judgment regarding expectations for the success and life cycle of products and technology acquired. If actual results differ significantly from the estimates, or other indications are present, the Company may be required to record an impairment charge to write down the asset to its realizable value. In addition, SFAS No. 142 requires that goodwill be tested annually using a two-step process. The first step is to identify any potential impairment by comparing the carrying value of the reporting unit to its fair value. If a potential impairment is identified, the second step is to compare the implied fair value of goodwill with its carrying amount to measure the impairment loss. A severe decline in fair value could result in an impairment charge to goodwill, which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company performs its impairment analysis under SFAS 142 annually during the third quarter.

      Bad Debts - The allowance for doubtful accounts is for estimated losses resulting from a customer's inability to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

      Warranties - The accrual for the estimated cost of product warranties is provided for at the time revenue is recognized. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product failure rates, material usage, and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability may be required.

      Inventory - The reserve for estimated obsolescence or unmarketable inventory is equal to the difference between the cost of inventory and the estimated fair value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

      Pension Benefits - The pension benefit costs and credits are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and expected return on plan assets. The Company considers current market conditions, including changes in interest rates, in selecting these assumptions. Changes in the related pension benefit costs or credits may occur in the future in addition to changes resulting from fluctuations in our related headcount due to changes in the assumptions.

      Deferred Tax Assets - As of December 31, 2003, the Company had net deferred tax assets of U.S.$41.4 million reflecting tax credit and loss carry forwards, basis differences primarily from intangible assets, and other deductions available to reduce taxable income in future years. A majority of the net deferred tax assets balance of U.S.$41.4 million resides in the United States. In assessing the realization of the Company's deferred tax assets, we consider whether it is more likely than not the deferred tax assets will be realized. The ultimate realization of our deferred income tax assets depends upon our ability to generate future taxable income, including the implementation of tax planning strategies, during the periods in which our basis differences and other deductions become deductible and prior to the expiration of our net operating loss carry forwards. On a quarterly basis, the Company evaluates the recoverability of its deferred tax assets based upon historical results and forecasted results over future years, considering tax planning strategies, and matches this forecast against the basis differences, deductions available in future years and the limitations allowed for net operating loss carry forwards to ensure there is adequate support for the realization of the deferred tax assets. While we have considered future operating results, in conjunction with ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged as a reduction to income in the period such determination was made. Likewise, should we determine that we would be able to realize future deferred tax assets in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made. For the year ended December 31, 2003, the Company's evaluation of the recoverability of our deferred tax assets, in accordance with SFAS 109, showed that an increase to our valuation allowance for its deferred income tax assets was required. An additional valuation allowance of U.S.$1.6 million was recorded for the year ended December 31, 2003. For the years ended December 31, 2003 and December 31, 2002, the Company has a valuation allowance for deferred taxes of approximately U.S.$4.3 million and U.S.$2.7 million, respectively. If the Company generates future taxable income against which these tax attributes may be applied, some portion or all of the valuation allowance would be reversed and reported as income tax benefit in future periods.

      Although realization is not assured, the Company believes it is more likely than not the net deferred tax asset balance as of December 31, 2003 will be realized. The Company was able to support this conclusion based upon projections of future operating results and tax planning strategies that support the realization of the deferred tax assets, and other positive and negative evidence. Differences between forecasted and actual future operating results could adversely impact our ability to realize our deferred income tax assets; however, differences between forecasted and actual future operating results are continually monitored to ensure the Company has adequate support for the realization of the deferred tax assets. The Company's analysis supporting the realization of the deferred tax assets places careful consideration on the net operating loss carry forward periods.

      In recent years, the Company's U.S. operations have experienced losses before income taxes for financial and tax reporting purposes; however, we believe improvements in the order backlog, industry projections as well as changes in our operations that occurred in the fourth quarter of 2003, in addition to other improvements that will take place in future periods, are sufficient to generate the minimum amounts of taxable income to utilize our net operating loss carry forwards prior to their expiration. The changes in the Company's operations include:

            o Various cost saving and restructuring initiatives to reduce manufacturing and overhead costs;

            o Capitalization of the intercompany debt arrangement between INFICON Inc. (US location) and INFICON GmbH (Switzerland);

            o Review of R&D allocations between related parties to identify and implement tax planning strategies to maximize the Company's tax benefit;

            o Other changes in an effort to increase the efficiency and effectiveness of our business operations.

      The Company believes it is more likely than not it will be able to generate sufficient taxable income in the United States to absorb its net operating loss carry forwards, which begin to expire in 2021, although there can be no assurances. If the Company's expectations for future operating results are not met due to general economic conditions or other factors, the Company may need to establish additional valuation allowances for all or a portion of its deferred tax assets primarily relating to its U.S. operations. This could have a significant affect on our future results of operations and financial position.

      Impairment of Long-Lived Assets - SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was early adopted by the Company on January 1, 2002, and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," while retaining many of the requirements of SFAS No. 121. In accordance with SFAS No. 144, long-lived assets to be held and used by an entity are to be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized by reducing the recorded value to fair value. The pre-tax charge for impairment is included in operating income (loss) from continuing operations, net, on the consolidated statements of operations and totaled $7,370 and $0 for the years ended December 31, 2003 and December 31, 2002, respectively (see Note 4). The impairment charge for the year ended December 31, 2003 was allocated as follows:

              Goodwill                            $  4,342
              Intangibles                            2,635
              PP&E                                     393
                                                  --------

              Total                               $  7,370
                                                  ========

      Disposal of Long-Lived Assets/Discontinued Operations - SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was early adopted by the Company on January 1, 2002 and supersedes a portion of Accounting Principle Board (APB) No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business," relating to reporting the effects of disposal of a segment of a business, while retaining many of the requirements of this statement. Under SFAS No. 144, the definition of what constitutes a discontinued operation is broader, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur (see Note 13).

Software Cost

      The Company capitalizes internal-use software development costs in accordance with the provisions of SOP 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use." The capitalized cost is amortized beginning when it is placed into service on a straight-line basis over its estimated life.

Reclassification

      Certain reclassifications have been made to prior years' financial statements to conform to the 2003 presentation.

Recent Accounting Pronouncements

      In November 2002, the FASB issued Interpretation No. 45 (FIN No. 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, which is being superseded.

      This Interpretation does not apply to certain guarantee contracts: guarantees issued by insurance and reinsurance companies and accounted for under accounting principles for those companies, residual value guarantees provided by lessees in capital leases, contingent rents, vendor rebates, and guarantees whose existence prevents the guarantor from recognizing a sale or the earnings from a sale. Furthermore, the provisions related to recognizing a liability at inception for the fair value of the guarantor's obligation do not apply to the following:

      a.    product warranties;

      b.    guarantees that are accounted for as derivatives'

      c. guarantees that represent contingent consideration in a business combination;

      d. guarantees for which the guarantor's obligations would be reported as an equity item (rather than a liability);

      e. an original lessee's guarantee of lease payments when that lessee remains secondarily liable in conjunction with being relieved from being the primary obligor (that is, the principal debtor) under a lease restructuring;

      f. guarantees issued between either parents and their subsidiaries or corporations under common control;

      g. a parent's guarantee of a subsidiary's debt to a third party, and a subsidiary's guarantee of the debt owed to a third party by either its parent or another subsidiary of that parent.

However, the guarantees described in (a)-(g) above are subject to the disclosure requirements of this Interpretation. See Note 11 for warranty activity disclosure.

      The initial recognition and measurement provisions of the Interpretation apply on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN No. 45 did not have a material impact on the Company's financial position or results of operations.

      In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (SFAS 148), "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123 (SFAS 123)," which is effective for financial statements for fiscal years ending after December 15, 2002, with early adoption permitted. SFAS 148 will enable companies that choose to adopt the preferable fair value based method to report the full effect of employee stock options in their financial statements immediately upon adoption, and to make available to investors better and more frequent disclosure about the cost of employee stock options. We will continue to apply the disclosure only provisions of both SFAS 123 and SFAS 148.

      The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized (see Note 22).

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

(U.S.$ in thousands, except per share amounts)

                                                            2003            2002            2001
                                                        ----------      ----------      ----------
Net income (loss), as reported                          $   (9,389)     $      105      $    9,952
Income (loss) from continuing operations                    (5,947)          2,933          11,588
Less:  Stock based compensation expense, net of tax         (5,509)         (3,263)         (2,298)
Pro forma income (loss) from continuing operations         (11,456)           (330)          9,290
(Loss) from discontinued operations                         (3,442)         (2,828)         (1,636)
                                                        ----------      ----------      ----------
Total pro forma                                            (14,898)         (3,158)          7,654
                                                        ==========      ==========      ==========
Earnings (loss) per share
Diluted:
Continuing operations - as reported                     $    (2.57)     $     1.27      $     5.01
Discontinued operations - as reported                        (1.49)          (1.22)          (0.71)
                                                        ----------      ----------      ----------
Total - as reported                                     $    (4.06)     $     0.05      $     4.30
                                                        ==========      ==========      ==========

Continuing operations - pro forma                       $    (4.95)     $    (0.14)     $     4.01
Discontinued operations - pro forma                          (1.49)          (1.22)          (0.71)
                                                        ----------      ----------      ----------

Total - pro forma                                       $    (6.44)     $    (1.36)     $     3.30
                                                        ==========      ==========      ==========

Earnings (loss) per share Basic:
Continuing operations - as reported                     $    (2.57)     $     1.27      $     5.01
Discontinued operations - as reported                        (1.49)          (1.22)          (0.71)
                                                        ----------      ----------      ----------
Total - as reported                                     $    (4.06)     $     0.05      $     4.30
                                                        ==========      ==========      ==========

Continuing operations - pro forma                       $    (4.95)     $    (0.14)     $     4.01
Discontinued operations - pro forma                          (1.49)          (1.22)          (0.71)
                                                        ----------      ----------      ----------
Total - pro forma                                       $    (6.44)     $    (1.36)     $     3.30
                                                        ==========      ==========      ==========

      In January 2003 the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN No. 46"). In December 2003 , the FASB approved a partial deferral of the adoption of the interpretation and issued FIN 46-R on December 24, 2003. This interpretation clarifies existing accounting principles related to the preparation of consolidated financial statements when the equity investors in an entity do not have the characteristics of a controlling financial interest or when the equity at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from others parties. FIN No. 46 requires a company to evaluate all existing arrangements to identify situations where a company has a "variable interest" (commonly evidenced by a guarantee arrangement or other commitment to provide financial support) in a "variable interest entity" (commonly a thinly capitalized entity) and further determine when such variable interests require a company to consolidate the variable interest entities' financial statements with its own. FIN No. 46 is effective immediately for all variable interest entities created after January 31, 2003, and is effective for all variable interest entities created prior to that date beginning January 1, 2004. The adoption of FIN No. 46 did not have a material impact on the Company's financial position or results of operations.

      In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 (SFAS 149), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends SFAS 133 to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities and requires contracts with similar characteristics to be accounted for on a comparable basis. The adoption of SFAS 149, which is effective for contracts entered into or modified after June 30, 2003, did not have a material effect on the Company's financial condition or results of operations.

      In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (SFAS No. 150), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards on the classification and measurement of financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and for all financial instruments at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Company's financial position or results of operations.

      In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (revised 2003) (SFAS 132), "Employers' Disclosures about Pensions and Other Postretirement Benefits," that improves financial statement disclosures for defined benefit plans. The change replaces existing SFAS 132 disclosure requirements for pensions and other postretirement benefits and revised employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS 87, "Employers' Accounting for Pensions," SFAS 88 and "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS 132 revised retains the disclosure requirements contained in the original SFAS 132, but requires additional disclosures about the plan assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS 132 revised is effective for annual and interim periods with fiscal years ending after December 15, 2003. We have adopted the revised disclosure provisions in note 19.

3. Acquisition of HAPSITE Business

      Effective November 1, 2001, the Company acquired substantially all the net assets of the HAPSITE business (HAPSITE) of Leybold portable gas chromatograph-mass spectrometer systems used for direct measurement of volatile organic compounds in Inficon, Inc., a subsidiary of Unaxis. HAPSITE manufacturers and sells self-contained, field portable gas chromatograph-mass spectrometer systems used for direct measurement of volatile organic compounds found in air, water and soil. The results of operations of the HAPSITE business are included in the consolidated results for the twelve months ended 2003 and 2002 and the two months ended 2001, respectively.

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
                                                     -------
                                                     $ 2,000
                                                     =======

4.  Acquisition of New Vision Systems

      In January 2003, the Company acquired 100% of the stock of a privately-held company, New Vision Systems, a leader in advanced process control
(APC) for patterning processes in semiconductor manufacturing pursuant to an Agreement and Plan of Merger which closed on January 3. The acquisition of New Vision Systems helps expand the Company's reach in the semiconductor fab industry by extending its range of process capability in the advanced process control (APC) market to include photolithography. Photolithography, fundamental to creating the pattern of integrated circuits (IC) on a semiconductor wafer, is the most challenging and strategically important process in manufacturing semiconductor devices. New Vision Systems develops and deploys a full suite of process control software compatible with tools from all major photolithography and metrology equipment suppliers. These products improve equipment productivity and chip yield in semiconductor fabrication. As of December 31, 2002, New Vision Systems had an outstanding note payable to INFICON of U.S.$5.9 million. The note receivable is recorded in other assets for the Company's December 31, 2002 financial report since the results of operations for New Vision Systems were not part of the Company's consolidated financial statements until January 2003.

      The transaction was accounted for under the purchase method of accounting for business combinations, and the results of operations for INFICON LT (formerly New Vision Systems) have been included in the Company's consolidated financial statements, and reported as a separate reporting unit under the semiconductor vacuum instrumentation segment, for the year ended December 31, 2003 since the date of acquisition.

      An independent valuation of the assets acquired and liabilities assumed from the purchase of New Vision Systems was completed during the first quarter of 2003. The valuation methodology was based on the income approach-discounted cash flow method and was based upon the Company's financial projections, backlog, non-competition and non-solicitation classes and workforce value. The valuation was based on a weighted average cost of capital of 17% and expected life of the purchased technology. The following table summarizes the estimated fair values of those assets and liabilities.

         Liabilities assumed:
         Current liabilities                                    $4,047
         Long-term debt (intercompany)                           5,890
                                                                ------

         Total liabilities assumed                              $9,937
                                                                ------

         Less  Tangible assets acquired:
         Current assets                                         $  693
         Leases, licenses, furniture and equipment                 365
         Other assets                                              955
                                                                ------
         Total tangible assets acquired                         $2,013
                                                                ------

         Allocation of excess liabilities over assets:
         Goodwill                                               $4,342
         Identifiable intangibles                                3,582
                                                                ------

         Total net liabilities assumed                          $7,924
                                                                ======

      The intangible assets that made up the intangible asset balance, on the opening balance sheet for New Vision Systems, include completed technology of U.S.$2,660 (10 year useful life), trade names of U.S.$382 (10 year useful life), certain non-compete and non-solicitation agreements of U.S.$220 (5 year useful life) and order backlog of U.S.$320 (1 year useful life). Of the total intangible assets, of U.S.$7,924, the identifiable intangible balance of U.S.$3,582 is the allowable amount that may be deducted for tax purposes.

      As consideration for the stock of New Vision Systems, the Company assumed liabilities in excess of assets, and entered into a contingent "Earn Out" agreement through 2004 with the stockholders of New Vision Systems, not to exceed $27 million, payable in a combination of the Company's ADRs, valued at the current market price when payable, and cash, based on specific sales targets of New Vision Systems in calendar years 2003 and 2004. As of December 31, 2003, no amounts have been recorded for the contingent purchase price.

      During the third quarter of 2003, as a result of substantially lower than expected financial performance for New Vision Systems, and in conjunction with its annual test of goodwill, an impairment test of the intangible assets was performed and the Company recorded an impairment charge of U.S.$7,370 to write down the intangible assets associated with New Vision Systems. The impairment charge, based on an independent valuation utilizing discounted cash flows, was allocated as follows:

         Goodwill                                               $4,342
         Identifiable intangibles                                2,635
         PP&E                                                      393
                                                                ------

         Total                                                  $7,370
                                                                ======

      As of December 31, 2003, the goodwill and identifiable intangible asset balances, after amortization of U.S.$594 and impairment of U.S.$6,977, were U.S.$0 (goodwill) and U.S.$353 (intangible), respectively.

Pro forma results of operations:

      The following unaudited pro forma information summarizes the Company's consolidated results of operations as if New Vision Systems acquisition had taken place at the beginning of 2002:

                                               Year ended
                                               December 31
                                    2003           2002           2001
                                  --------------------------------------
Net sales                         $159,438       $133,059       $149,669


Net (loss)                        $ (9,389)      $(7,646)       $ 10,092
                                  ======================================

Diluted net (loss) per share      $  (4.06)      $ (3.30)       $   4.36

Basic net (loss) per share        $  (4.06)      $ (3.30)       $   4.36

      The pro forma results for 2002 are not necessarily indicative of the results that would have occurred had the acquisition been in effect during 2002.

5. Acquisition of Sentex Systems Inc.

      In May 2003, the Company acquired 100% of the assets and assumed certain liabilities of a privately-held company, Sentex Systems Inc. Sentex Systems, founded in 1980, supplies sophisticated monitoring and analysis instruments using gas chromatography (GC) technology to detect volatile organic compounds
(VOCs) for industrial and environmental monitoring, testing, and security. Sentex product lines include continuous, on-line water monitors for applications such as factory discharge water or water security, air monitors for spot analysis or continuous on-site monitoring and explosives detectors for building and site security and protection. Sentex products complement the HAPSITE fully portable chemical identification systems (gas chromatograph/mass spectrometer or GC/MS technology) used for fast on-scene detection and analysis of chemical agents and toxic materials in air, soil and water. The financial results for Sentex products are reported under the general vacuum instrumentation segment.

      The transaction was accounted for under the purchase method of accounting for business combinations, and the results of operations have been included in the Company's consolidated financial statements as of the second quarter ending June 30, 2003. The valuation methodology was performed by the Company with assistance from an independent party and was based on the income approach-discounted cash flow method and was based upon the Company's financial projections. The valuation was based on a weighted average cost of capital of 11% and expected life of the purchased technology.

      A valuation of the assets and certain liabilities acquired from the purchase of Sentex Systems Inc. was prepared by the Company. The following table summarizes the estimated fair values of those assets and liabilities.

     Purchase price                                                $1,500
                                                                   ======

     Tangible assets acquired:
     Current assets                                                $  354
     Equipment                                                         30
     Other assets                                                       5
                                                                   ------

     Total tangible assets acquired                                $  389
                                                                   ------

     Less: Liabilities assumed
     Current liabilities                                           $  (89)

     Allocation of excess purchase price over net assets:
     Identifiable intangible asset                                 $1,200

      The acquired identifiable intangible asset (primarily gas chromatography and completed software technology) has a useful life of 10 years. The intangible asset balance is comprised of completed technology of U.S.$1,200 (10 year useful life). The U.S.$1,200 is deductible for tax purposes.

Pro forma results of operations:

      The following unaudited pro forma information summarizes the Company's consolidated results of operations as if Sentex Systems acquisition had taken place at the beginning of 2002:

                                                Year ended
                                                December 31
                                     2003           2002           2001
                                  --------------------------------------
Net sales                         $159,904       $131,301       $142,886

Net income (loss)                 $ (9,341)      $    290       $  9,976
                                  ======================================

Diluted net (loss) per            $  (4.03)      $   0.13       $   4.31
share

Basic net (loss) per              $  (4.03)      $   0.13       $   4.31
share

6.  Sale of Diffusion Pump Business

      During the second quarter of 2003, the Company sold its diffusion pump business line. There was no gain or loss realized during 2003 from the sale. The Company's decision to sell the diffusion pump business was based upon its long-term strategy of focusing financial and personnel resources on the Company's core strategies.

      The Company sold certain assets and intellectual property associated its diffusion pump business. The terms of the sale are as follows:

                                             In thousand CHF
                                             ---------------
         Sale price                         1,800 (U.S.$1,400)

         Payment Terms:
            Due at signing                    300 (U.S.$234)

The balance of 1,500 is due based on 10% of buyers revenues derived from the diffusion pump sales. Payment is made twice a year (Jan 15th & July 15th). The initial payment, based on sales, was received in January 2004 in the amount of CHF 140 (U.S.$109).

7.  Inventories

      Inventories consist of the following:

                                             December 31
                                          2003         2002
                                        --------------------

                   Raw material         $14,866      $14,950
                   Work-in-process        1,054        1,075
                   Finished goods         3,475        3,855
                                        --------------------
                                        $19,395      $19,880
                                        ====================

8. Property, Plant, and Equipment

      The components of property, plant, and equipment consist of the following:

                                                      December 31
                                                   2003         2002
                                                  --------------------

         Land                                     $   700      $   700
         Buildings and improvements                17,872       15,783
         Machinery and equipment                   22,844       22,439
                                                  --------------------
                                                   41,416       38,922
         Less accumulated depreciation             19,018       17,503
                                                  --------------------
                                                  $22,398      $21,419
                                                  ====================

9. Other Assets

      The components of other assets are as follows:

                                                       December 31
                                                    2003         2002
                                                  --------------------

         Deferred compensation asset              $   674      $   557
         Deposits                                     602          354
         Note receivable (See Note 4)                  --        5,947
         Cash surrender value of life insurance       490          470
         Other                                        820        1,089
                                                  --------------------
                                                  $ 2,586      $ 8,417
                                                  ====================

10. Accrued Liabilities

      The components of accrued liabilities are as follows:

                                                         December 31
                                                     2003         2002
                                                    --------------------
        Salaries, wages and related costs           $ 3,735      $ 2,827
        Warranty                                      2,514        2,246
        Commissions                                   2,321        1,274
        Deferred revenue                              1,028          463
        Accrued professional fees                       440          251
        Accrued restructuring / other reserves          389        1,052
        Other                                         2,484        1,598
                                                    --------------------
                                                    $12,911      $ 9,711
                                                    ====================

11. Warranty

      The activity of the warranty reserve was as follows:

                                     Balance at                      Deduct:
                                   Beginning of    Add: Charges   Claims against     Balance at
                                       Year          to Reserve      Reserve        End of Year
                                   -------------------------------------------------------------
Year ended December 31, 2003          $2,246          $1,707          $1,442          $2,514

Year ended December 31, 2002          $2,717          $  389          $  860          $2,246

12. Restructuring Charges

      During the fourth quarter of 2002, the Company recorded restructuring charges of U.S.$ 1,274 as part of a worldwide cost-reduction program in response to the continued reduced demand and slowdown in the semiconductor capital equipment industry. The U.S.$1,274 charged to restructuring primarily consists of severance and fringe benefits for approximately 33 employees who either elected the voluntary severance program or were terminated. The affected employees were located in the United States and Liechtenstein and are comprised of manufacturing and nonmanufacturing employees. Notification of termination and benefits were communicated to employees in the fourth quarter of 2002. The majority of the terminations occurred in 2002 and the balance of these terminations were completed by the end of the first quarter of 2003. As of December 31, 2002, a balance of U.S.$1,052 remained in the restructuring reserve and was reported within accrued liabilities. As of December 31, 2003, the balance of U.S.$1,052 was paid. The vacuum control and process knowledge & control product lines were primarily affected by the restructuring charges.

13. Discontinued Operations - Ultra Clean Processing

      During the third quarter of 2003, the Company recorded a loss from discontinued operations of U.S.$2.8 million related to the divestment of its ultra clean processing product line. The divestment was structured as a management buyout where selected assets were purchased for approximately U.S.$614, with the payment terms allowing the Company the potential to recoup a portion of the divestment costs over the next three years. The Company received a payment of approximately U.S.$123 during 2003. The remaining balance will be paid over the next three years. The ultra clean processing product line is a segment of the Company's business. As a result of the sale of this segment the Company has reported the results of this segment, within the Consolidated Statements of Income, as discontinued operations for the years ended December 31, 2003, 2002 and 2001.

      The Company's decision to divest the ultra clean processing business unit was based upon its long-term strategy of focusing on the Company's core competencies in the front-end of the semiconductor manufacturing process. The divestment was completed as of December 31, 2003. The ultra clean processing products service the semiconductor market and were reported under the semiconductor vacuum instrumentation segment.

      The balance sheet applicable to the ultra clean processing business unit, included in the consolidated balance sheet, for the year ended December 31, 2003 is as follows:

                  Assets:
                  Current assets                                $1,138
                  Other assets                                      78
                                                                ------

                  Total Assets                                  $1,216
                                                                ======

                  Liabilities & Equity:
                  Current liabilities                           $  319
                  Other liabilities                                  1

                  Equity                                           896
                                                                ------
                  Total Liabilities & Equity                    $1,216
                                                                ======

      Revenues associated with the ultra clean processing product line were U.S.$1,437 and U.S.$1,192 for the years ended December 31, 2003 and 2002, respectively. The balance of the reserve, relating to the discontinued operations, as of December 31, 2003 is U.S.$1,394 and is comprised of the following reserves:

Reserve for uncollectible accounts                                    $  467
Reserve for staff reductions                                             122
Reserve for excess/obsolete inventory                                    272
Reserve for receivable resulting from sale of UCP business               533
                                                                      ------

Total reserve for discontinued operations as of December 31, 2003     $1,394
                                                                      ======

      During the fourth quarter of 2003 the Company reduced certain accruals associated with staff reductions, excess/obsolete inventory and the transfer of certain assets by U.S.$182 based on adjustments of original estimates to actual costs. The reduction of these accruals was recorded as income from discontinued operations during the fourth quarter of 2003.

14. Debt

      The Company entered into a U.S.$30.0 million working capital financing arrangement with Credit Suisse on November 23, 2000. The financing arrangement can be either in the form of a current account overdraft facility, fixed advances with a maximum maturity of twelve months, bid/advance payment/performance bonds, issuance of letters of credit, or as margin coverage for foreign exchange forward transactions. The working capital financing was automatically extended for one year on November 23, 2003. The Company has U.S.$0 outstanding under the financing arrangement as of December 31, 2003.

      On September 30, 2001, the Company entered into a working capital financing arrangement with Dresdner Bank in the amount of EUR 5.1 million (approximately U.S.$6.4 million) at December 31, 2003. The financing arrangement can be either in the form of a current account overdraft facility or fixed advances. The interest rate for the overdraft facility is EURIBOR plus 0.95%. The working capital financing arrangement was extended for one year on July 31, 2003. The Company has U.S.$0 outstanding under the financing arrangement as of December 31, 2003.

      Additionally, the Company entered into two revolving credit facilities with HypoVereinsbank on February 28, 2001. The credit facilities include a HKD
5.5 million (approximately U.S.$0.7 million) working capital financing arrangement and a HKD 9.25 million (approximately U.S.$1.2 million) margin coverage arrangement for foreign exchange forward transactions. The working capital financing arrangement can be either in the form of a current account overdraft facility, fixed advances with a maximum maturity of nine months, short term trust receipt financing, issuance of letters of credit, or issuance of bank guarantees. The working capital financing arrangement expires on March 31, 2005 and has an option for extension. The Company has U.S.$0 million outstanding under the financing arrangement as of December 31, 2003.

15. Related Party Transactions

      The financial statements include transactions with Unaxis for the years ended December 31, 2003, 2002 and 2001. The Company incurred corporate general and administrative expenses of U.S.$3,515, U.S.$3,996, and U.S.$3,904 for the fiscal years 2003, 2002, and 2001, respectively. These charges represent allocations for expenses incurred by Unaxis on the Company's behalf including costs for occupancy, finance, legal, tax, information technology, and human resources functions. The amounts are primarily allocated based on net sales, which management believes to be reasonable. Effective January 1, 2000, and through the date of the initial public offering on November 9, 2000, Unaxis charged the Company an additional fee based on third party sales which amounted to U.S.$1,244 for the year ended December 31, 2000. The payment of this fee was waived in 2001 and reversed to income in 2001. INFICON and Unaxis have entered into agreements following the separation of the companies that governing various relationships for separating employee benefits and tax obligations, indemnification and transition services. The Company leases certain buildings from Unaxis and Unaxis subsidiaries. The leases are for approximately U.S.$177 per month and are due to expire between December 2005 and 2010. Rent expense, which is included in the above corporate charges, under such operating leases was U.S.$2,129, U.S.$1,801, and U.S.$1,868 for the years ended December 31, 2003, 2002, and 2001, respectively.

      Net sales include U.S.$22,707, U.S.$17,599, and U.S.$21,602 of sales to Unaxis subsidiaries for the fiscal years ended December 31, 2003, 2002, and 2001, respectively. There was a receivable of U.S.$94, and U.S.$417 at December 31, 2003 and 2002, respectively, from Unaxis subsidiaries. There was a payable of U.S.$193 and U.S.$172 at December 31, 2003 and 2002, respectively, to Unaxis subsidiaries (see Note 3).

16. Financial Instruments and Risk Management

Fair Values of Financial Instruments

      The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

      Cash and equivalents: The carrying amount reported in the balance sheet for cash and equivalents approximates its fair value.

      Foreign currency exchange contracts: On January 1, 2001, the Company adopted Financial Accounting Standards Board ("FASB") No. 133 ("FASB 133"), Accounting for Certain Derivative Instruments and Certain Hedging Activities. FASB No. 133 requires that all derivatives, including foreign currency exchange contracts, be recognized on the balance sheet at fair value. Derivatives that are not hedges must be recorded at fair value through earnings. Since the adoption of FASB 133, as of January 1, 2001, a cumulative after tax credit of U.S.$2 has been recorded to comprehensive income.

      The Company maintains a foreign currency exchange risk management strategy that uses derivative instruments, in the form of forward exchange contracts, to hedge against future movements in foreign exchange rates that affect certain foreign currency denominated sales and related purchase transactions, caused by currency exchange rate volatility. These contracts are designated as cash flow hedges and generally have durations of less than one year. The Company attempts to match the forward contracts with the underlying items being hedged in terms of currency, amount and maturity. The primary currencies in which the Company has exposure are the Japanese Yen, the Swiss Franc, and the Euro. This exposure arises in certain locations from intercompany purchases and sales of inventory in foreign currency for resale in local currency, in addition to intercompany billings relating to research and development and management services.

      The Company's accounting policy, for derivative financial instruments, is based on its designation of such instruments as hedging transactions. An instrument is designated as a hedge based in part on its effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. The Company records all derivatives on the balance sheet at fair value. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The gain or loss (ineffectiveness) on the derivative instrument in excess of the hedged item, if any, is recognized in current earnings during the period in which it occurs. The Company recognized gains net of taxes from ineffective hedges of U.S.$0 and U.S.$264 at December 31, 2003 and 2002, respectively.

      The aggregate value of contracts for the sale of U.S. Dollars in exchange for foreign currencies was U.S.$2,200 and U.S.$320 at December 31, 2003 and 2002, respectively. The aggregate value of contracts for the exchange of other foreign currencies was U.S.$4,269 and U.S.$137 at December 31, 2003 and 2002, respectively. The Company had unrealized net (losses) under foreign currency contracts of U.S.$(13) and U.S.$(116) at December 31, 2003 and 2002, respectively, net of taxes, in accumulated other comprehensive income. These unrealized net losses are expected to be recognized into earnings over the next twelve months.

      For the years ended December 31, 2003, 2002, and 2001, the Company recorded income (expense) of U.S.$(113), U.S.$438, and U.S.$115, respectively, in other expense, net, which represented the release of the derivatives into earnings to offset the items being hedged. The Company had gains (losses) from all foreign currency transactions and foreign exchange contracts of U.S.$398, U.S.$(573), and U.S.$(1,029) for fiscal years 2003, 2002, and 2001, respectively, which are recorded in other expense, net.

17. Operating Leases

      The Company leases some of its facilities and machinery and equipment under operating leases, from Unaxis and third parties, expiring in years 2004 through 2014. Generally, the facility leases require the Company to pay maintenance, insurance and real estate taxes.

      Rental expense under operating leases totaled U.S.$5,681, U.S.$5,008, and U.S.$2,936 for the years ended December 31, 2003, 2002, and 2001, respectively.

      Minimum lease payments under operating leases are as follows:

                  2004                           $   4,477
                  2005                               4,287
                  2006                               4,185
                  2007                               4,206
                  2008                               4,252
                  2009 & After                      22,180

18. Supplemental Cash Flow Information

      Cash payments for income taxes were U.S.$2,200, U.S.$1,062, and U.S.$2,618 for 2003, 2002, and 2001, respectively. Interest payments were U.S.$149, U.S.$33, and U.S.$162 in 2003, 2002, and 2001, respectively.

         Cash receipts from the following sales of specific product lines during 2003:
            Diffusion pump product line (see Note 6)                                            U.S.$234
            Ultra clean processing product line (see Note 13)                                   U.S.$123
                                                                                                --------
            Total                                                                               U.S.$357

19. Income Taxes

      For financial reporting purposes, income (loss) before income taxes included the following:

                                                                                   2003               2002               2001
                                                                                -----------------------------------------------
Income (loss) from continuing operations before income taxes
   United States                                                                 $ (9,177)          $ (3,218)          $    140
   Foreign                                                                          3,501              6,031             13,846
                                                                                -----------------------------------------------
   Total income (loss) from continuing operations before income taxes            $ (5,676)          $  2,813           $ 13,986
                                                                                ===============================================
Income (loss) from discontinued operations before income taxes
   United States                                                                 $     --           $                  $     --
   Foreign                                                                         (3,956)            (3,251)            (1,774)
                                                                                -----------------------------------------------
   Total income (loss) from discontinued operations before income taxes          $ (3,956)          $ (3,251)          $ (1,774)
                                                                                ===============================================

Total income (loss) before income taxes                                          $ (9,632)          $   (438)          $ 12,212
                                                                                ===============================================

      Provision (benefit) for income taxes included the following:

                                            2003          2002          2001
                                          -----------------------------------
Current:
   Federal                                $    --       $    --       $    --
   State                                     (103)           31            34
   Foreign                                    (30)        1,118         2,388
                                          -----------------------------------
                                             (133)        1,149         2,422
                                          -----------------------------------
Deferred:
   Federal                                 (1,330)       (1,388)         (351)
   Foreign                                  1,219          (303)          295
                                          -----------------------------------
                                             (111)       (1,691)          (56)
                                          -----------------------------------
Provision (benefit) for income taxes      $  (243)      $  (542)      $ 2,366
                                          ===================================

      The differences between the United States federal statutory income tax rate and the Company's effective tax rate were as follows:

                                                                2003           2002           2001
                                                              ------------------------------------
U.S. federal statutory rate                                    (34.0%)        (34.0%)         34.0%
Effect of permanent differences                                  8.9%         (19.7%)         (2.6%)
Effect of foreign subsidiaries with different tax rates          1.9%        (249.7%)        (17.1%)
State taxes, net of federal benefit                              0.0%           7.1%          (0.8%)
Increase in valuation allowance                                 16.5%         191.5%           6.0
Other                                                            4.2%         (19.2%)         (0.3%)
                                                              ------------------------------------
Effective tax rate                                              (2.5%)       (124.0%)         19.2%
                                                              ====================================

19. Income Taxes (con't)

      Deferred tax assets and liabilities were comprised of the following:

                                               2003           2002
                                             -----------------------

Deferred tax assets:
   Accrued liabilities                       $  1,250       $  3,365
   Loss carryforwards and tax credits          14,100          7,101
   Basis differences/ intangible assets        30,047         31,948
   Inventory                                      895            963
   Deferred revenue and other                     503            289
                                             -----------------------
Total gross deferred tax assets                46,795         43,666
   Less valuation allowance                    (4,269)        (2,677)
                                             -----------------------

Total deferred tax assets                      42,526         40,989
                                             -----------------------

Deferred tax liabilities:
   Accrued employee benefits                      283            460
   Property, plant, and equipment                 393            277
   Other                                          420            425
                                             -----------------------

Total deferred tax liabilities                  1,096          1,162
                                             -----------------------

Net deferred tax asset                       $ 41,430       $ 39,827
                                             =======================

Presented as:
   Current deferred tax asset                $  3,161       $  5,325
   Long-term deferred tax asset                39,293         35,664
   Current deferred tax liability                (545)          (466)
   Long-term deferred tax liability              (479)          (696)
                                             -----------------------

                                             $ 41,430       $ 39,827
                                             =======================

      During the year ended December 31, 2000, Unaxis Holding AG transferred the assets and liabilities of various INFICON subsidiaries to newly created legal entities that are wholly-owned by INFICON Holding AG. For income tax purposes, the asset transfer was considered a taxable transaction creating a new income tax basis of the assets and liabilities transferred. The transaction resulted in a basis difference of approximately U.S.$84 million which will be deductible for tax purposes over various periods, no longer than 15 years. As a result, a deferred tax asset of U.S.$37,385 related to the basis difference was recorded with a corresponding credit in stockholders' equity.

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

      At December 31, 2003, the Company has federal and foreign net operating loss carryforwards of approximately U.S.$43,233, which are available to offset future taxable income, if any, which expire at various dates through 2023. Realization of the deferred tax benefit is dependent on generating sufficient taxable income to offset the deferred tax asset prior to its expiration. The Company has recorded a valuation allowance of approximately U.S.$2,700, which represents the tax benefit for net operating losses incurred for which the Company is uncertain as to the amount, if any, of future tax benefits to be received for the future utilization of such loss carryforwards.

      Undistributed earnings of INFICON 's foreign subsidiaries, are permanently reinvested. Distribution of earnings to INFICON would generally be exempt from taxation in Switzerland in accordance with their participation exemption. The participation exemption, in most cases, exempts income such as dividends, interest, and capital gains from taxation in Switzerland if such income is derived from qualifying investments in subsidiaries. Upon distribution of those earnings in the form of dividends, withholding taxes ranging from 5% to 20% would be payable upon the remittance of all previous unremitted earnings as of December 31, 2003.

20. Employee Benefit Plans

      Certain INFICON employees (primarily United States, Liechtenstein, and Germany) participate in the contributory and noncontributory defined benefit plans. Benefits under the defined benefit plan are generally based on years of service and or final average pay. The Company funds the pension plans in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code in the United States and in accordance with local regulations in foreign countries. As part of the reorganization, INFICON assumed the existing defined benefit plan obligations for all of INFICON's employees.

      INFICON also participates in U.S. and foreign defined contribution plans for substantially all of its employees. The costs associated with these plans were U.S.$593, U.S.$569, and U.S.$433 in 2003, 2002, and 2001, respectively.

20. Employee Benefit Plans (con't)

The following tables show reconciliations of defined benefit pension plans as of December 31:

                                                   2003               2002
                                              --------------------------------
Change in benefit obligation
Benefit obligation, January 1                  $     46,281       $     35,622
Service cost                                          2,336              2,655
Interest cost                                         2,201              2,070
Actuarial losses (gains)                               (752)              (597)
Benefits paid                                        (5,161)              (374)
Participant contributions                               892                771
Plan amendments                                         122                704
Foreign currency translation adjustments              4,492              5,430
                                              --------------------------------
Benefit obligation, December 31                $     50,411       $     46,281
                                              ================================
Change in plan assets
Fair value of plan assets, January 1           $     36,124       $     30,241
Actual return on plan assets                          2,233             (1,482)
Company contributions                                 2,278              2,235
Participant contributions                               892                771
Benefits paid                                        (5,161)              (374)
Foreign currency translation adjustments              3,253              4,733
                                              --------------------------------
Fair value of plan assets, December 31         $     39,619       $     36,124
                                              ================================

                                                    2003               2002
                                              --------------------------------
Reconciliation of funded status
Funded status                                  $    (10,792)      $    (10,157)
Unrecognized prior service (benefit) cost               486                426
Unrecognized net transition asset                        --                 --
Unrecognized actuarial (gains) losses                 7,411              9,182
                                              --------------------------------
(Accrued) prepaid benefit costs                $     (2,895)      $       (549)
                                              ================================

Range of assumptions
Discount rate                                  3.70% - 6.00%      4.00% - 6.75%
Expected return on plan assets                 2.00% - 8.00%      4.50% - 8.00%
Rate of compensation increase                  1.25% - 5.50%      2.50% - 5.50%

The following table summarizes the components of the net periodic benefit costs for defined benefit pension plans for the periods ended December 31:

                                                          2003          2002
                                                        ---------------------

Service cost                                            $ 2,336       $ 2,655
Interest cost                                             2,201         2,070
Expected return on plan assets                           (2,024)       (1,731)
Amortization of prior service cost                          305           256
Amortization of transition asset                             --           (37)
Net amortization and deferral of actuarial
   gains / (losses)                                       1,235           139
                                                        ---------------------
Net periodic benefit cost                               $ 4,053       $ 3,352
                                                        =====================

Additional Information

      Information about the expected cash flows for the US pension plan is as follows:

      Allocation of Assets

      The asset allocation for the Company's US pension plan for the years ended December 31, 2003 & 2002, and the target allocation for 2004, by asset category, follows:

          20 - 40%        Fixed Income - Intermediate Term
           5 - 10%        Fixed Income - Short Term
           5 - 15%        Fixed Income - Multiple Strategy
          20 - 60%        Equity - US Large Cap
          10 - 20%        Equity - US Small Cap
           7 - 20%        Equity - International, Large Cap
           2 -  5%        Equity - International, Emerging Markets
           3 -  7%        Equity - US Real Estate Securities
           2 - 60%        Money Market

      The Company's US pension plan assets are managed by outside investment managers; assets are rebalanced at the end of each quarter. The Company's investment strategy with respect to pension assets is to maximize return while protecting principal. The investment manager will have the flexibility to adjust the asset allocation and move funds to the asset class that offers the most opportunity for investment returns.

      Accumulated Benefit Obligation

      The Plan's accumulated benefit obligation as of November 30, 2003 was U.S.$9,668.

      Estimated Contributions

      It is anticipated the Company will contribute approximately U.S.$945 to the pension plan for the fiscal year ending December 31, 2004.

      The Company maintains bonus and profit sharing plans that provide cash awards to key employees based upon operating results and employee performance. Bonus expense to key employees was U.S.$1,905, U.S.$1,095, and U.S.$1,519 for the years ended December 31, 2003, 2002, and 2001, respectively.

      The Company has a deferred compensation plan that covers certain executives. The deferred compensation plan provides that participants may defer up to 15% of their base compensation and/or up to 100% of any performance bonus. Participants in this plan are fully vested in all amounts paid into the plan. The amounts paid into the plan are invested in life insurance contracts, money markets, mutual funds, and fixed income funds.

      One executive participates in the SERP. During 2002, this benefit was transferred to the qualified defined benefit plan. During 2002 and 2001, the Company contributed an actuarially determined portion into the plan of U.S.$35, and U.S.$78, respectively. Upon termination of employment, the individual will receive a single sum amount based upon age at the date of termination and reduced by benefits payable under other INFICON qualified retirement plans and benefits payable pursuant to social security, and any debts or amounts that are owed to the Company by the individual.

21. Stockholder's Equity

      Under the Swiss Code of Obligations, the shareholders may decide on an increase of the share capital in a specified aggregate par value up to 50% of the existing share capital in the form of authorized capital to be used at the discretion of the Board of Directors. The Board of Directors is authorized to issue at any time until May 7, 2005 up to 1,157,500 shares of par value CHF 10 per share. Such issuance may be made by full underwriting or in partial amounts. The Board of Directors is authorized to determine the issue price, period of dividend entitlement, and the form of the contribution upon the issuance of the shares. In addition, the General Meeting of Stockholders approved conditional capital in the amount 115,000 shares which shall be issued upon the exercise of option rights which some employees and members of the Board of Directors will be granted pursuant to the Employee Incentive Plan. The Board of Directors will regulate the details of the issuances.

      Share Purchase Plans

      In the Company's initial public offering on November 9, 2000, 1,736,000 INFICON shares, with a par value of CHF 10 each, directly or in the form of ADRs, were sold publicly in Switzerland and the United States and to institutional investors outside Switzerland and the United States. Of the 1,736,000 shares, 315,000 shares were sold by us and 1,421,000 shares were sold by Unaxis as selling shareholder. In connection with the initial public offering, the Company offered employees the opportunity to participate in one of two equity purchase programs. The two programs are the leveraged share plan and the discounted share purchase plan.

      Leveraged Share Plan - The leveraged share plan was available to three tiers of employees: the Chief Executive Officer, other executive officers, and key employees. Depending on an eligible employee's tier, an eligible employee may have purchased shares in the offering for a total purchase price between U.S.$22,500 and U.S.$562,500. Approximately 56 employees participated in the leveraged share plan purchasing either ADRs or shares totaling 38,109 and 19,872, respectively. Each ADR represents one-tenth of one share (or a right to receive one-tenth of one share). These ADRs and shares issued to employees under the leveraged share plan are included in the 315,000 shares offered by the Company as part of the initial public offering.

      The shares purchased under the leveraged share plan may not be transferred or sold until the fourth anniversary of the closing of the offering (November 9, 2004). The plan includes specific requirements for employees who are terminated prior to the fourth anniversary of the closing of the offering.

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

      None of the shares purchased in the offering may be transferred or sold until the second anniversary (November 9, 2002) from the date of the closing of the offering, after which date they may be either retained or sold. The plan includes specific requirements for employees who are terminated prior to the second anniversary from the date of closing.

      Notes Receivable from Officers

      In November 2000, certain officers and key employees purchased 16,480 shares of common stock and paid the exercise price by issuing cash plus full recourse promissory notes, denominated in U.S. Dollars, Swiss Francs, or Euro, to the Company totaling U.S.$1,371. At December 31, 2003 and 2002, the outstanding balance on the notes was U.S.$383 and U.S.$523, respectively. The remaining notes, which have been offset against stockholders' equity for financial statement presentation, are due in November 2007 and bear an interest rate equal to 120% of the mid-term applicable federal rate (as defined in the Internal Revenue Code). The interest is payable on a quarterly basis.

22. Stock Option Plans

Leveraged Share Plan - The aggregate amount of shares that may be issued in the form incentive stock options under the Leveraged Share Plan was 155,555 shares. All options are granted at prices equal to 100% of the market value of the common stock at the date of grant. The options are non-transferable and expire on the seventh anniversary of the date of grant. Fifty percent of the options vest and become exercisable on the second anniversary of the date of the grant. The remaining 50% of the options will vest and become exercisable on the third anniversary of the date of grant. The plan includes specific requirements for employees who are terminated prior to exercising their options or prior to the options becoming vested.

Directors Stock Option Plan - In fiscal year 2001 the Board of Directors approved the Directors Stock Option Plan. The Directors Stock Option Plan is solely for members of the Board, who are not employees of INFICON. The Company grants options to the eligible Directors, on May 15 and November 15 of each year, commencing May 15, 2001. The number of options granted to the eligible Directors represents 30% of their annual compensation. Options are non-transferable and will vest immediately upon date of grant and become exercisable one year after the grant date and are exercisable within a period of seven years after the allocation date. All options are granted at prices equal to 100% of the market value of the common stock at the date of grant. The plan includes specific requirements for the Directors who are removed or resign from the Board.

Key Employee Stock Option Plan - In fiscal year 2001 the Board of Directors approved the Key Employee Stock Option Plan. The purpose of the plan is to provide key employees of the Company with an opportunity to become shareholders, and in addition, to obtain options on shares and allow them to participate in the future success of the Company. It is intended that the plan will provide an additional incentive for key employees to maintain continued employment, contribute to the future success and prosperity, and enhance the value of the Company. Accordingly, the Company will, from time to time during the term of this plan, grant to such key employees options to purchase shares in such amounts as the Company shall determine, subject to the conditions provided in the plan. The plan is effective from May 15, 2001, and shall remain in effect through May 15, 2011.

      The following is a summary of option transactions under the three Plans:

                                          Shares       Price Range
                                          ------       -----------

       Outstanding December 31, 2001      121,497      CHF 124.00 - CHF 225.00

       Granted                             27,541      CHF   69.00 - CHF 170.00

       Forfeited                           (1,415)     CHF 165.00 - CHF 225.00

       Exercised                               --                 --
                                          -------

       Outstanding December 31, 2002      147,623      CHF  69.00 - CHF 225.00

       Granted                             42,410      CHF  50.00 - CHF  97.50

       Forfeited                           (1,080)     CHF 165.00

       Exercised                               --
                                          -------

       Outstanding December 31, 2003      188,953      CHF  50.00 - CHF 225.00
                                          =======

       Exercisable at December 31, 2003   131,660      CHF  69.00 - CHF 225.00

      The following table summarizes information about stock options outstanding and exercisable (in thousands) at December 31, 2003.

                                                 Outstanding Options            Options Exercisable
                                                    Average      Remaining                  Average
        Exercise Price                   Shares      Price         Term         Shares       Price
        --------------                   ------      -----         ----         ------       -----
        CHF  45.00 - CHF  67.50          29,800   CHF  50.00        6.1              --   CHF   0.00
        CHF  67.51 - CHF  90.00           6,990   CHF  72.28        5.4           3,173   CHF  69.00
        CHF  90.01 - CHF 112.50           8,793   CHF  93.13        6.8             951   CHF  91.50
        CHF 112.51 - CHF 135.00           2,030   CHF 124.00        4.3           2,030   CHF 124.00
        CHF 157.50 - CHF 180.00          24,750   CHF 165.91        4.9           8,916   CHF 167.53
        CHF 202.50 - CHF 225.00         116,590   CHF 225.00        3.9         116,590   CHF 225.00
                                        -------                                 -------
        Totals                          188,953                                 131,660

The options are granted in Swiss Francs. The average rate for 2003 was U.S.$1.00=CHF 1.3452.

      Pro forma information regarding net income is required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FASB 123"). The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk free interest rate of 2.02% and 3.07% for 2003 and 2002; a dividend yield of 0% and 0% for 2003 and 2002; volatility factors of the expected market price of the Company's common stock of 63.70% and 63.43% for 2003 and 2002; and a weighted average expected life of the options of 5 years.

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

23. Business Segments

      INFICON is a global supplier of instrumentation for analysis, monitoring, and control in the vacuum, semiconductor, refrigeration, automotive, security, emergency response, and environmental markets, with headquarters and manufacturing facilities in the United States, and administrative offices and manufacturing in the United States, Germany, and Liechtenstein, in addition to sales and service locations worldwide. INFICON operates in two primary business segments: Semiconductor Vacuum Instrumentation and General Vacuum Instrumentation.

      The semiconductor vacuum instrumentation segment includes two major product lines: process knowledge and control and patterning solutions. The products in this segment are developed for use in various semiconductor manufacturing applications. The general vacuum instrumentation segment includes three major product lines: leak detection and vacuum measurement and components and environmental health and safety. These products are used in numerous markets including air conditioning, refrigeration, automotive, security, emergency response, and environmental applications.

      Information on the Company's business segments (excluding discontinued operations) was as follows:

                                                         Years ended December 31
                                                     2003          2002          2001
                                                   ------------------------------------
                                                           (U.S.$ in thousands)
Sales:
Semiconductor vacuum instrumentation               $ 38,538      $ 30,716      $ 43,614
General vacuum instrumentation                      120,900        99,563        98,619
                                                   ------------------------------------
Total sales                                        $159,438      $130,279      $142,233
                                                   ====================================

      Sales between business segments, which were not material, generally were priced at prevailing market prices.

                                                                Years ended December 31
                                                         2003            2002            2001
                                                      -----------------------------------------
 Gross profit:
 Semiconductor vacuum instrumentation                 $  18,095       $  14,627       $  21,736
 General vacuum instrumentation                          52,241          43,288          43,351
                                                      -----------------------------------------
 Total gross profit                                   $  70,336       $  57,915       $  65,087
                                                      =========================================

 Earnings (loss) before interest and taxes:
 Semiconductor vacuum instrumentation                 $ (15,552)      $  (5,724)      $   1,100
 General vacuum instrumentation                           9,750           7,941          12,514
                                                      -----------------------------------------
 Total earnings (loss) before interest and taxes      $  (5,802)      $   2,217       $  13,614
                                                      =========================================

 Depreciation, amortization and impairment:
 Semiconductor vacuum instrumentation                 $   9,578       $   1,363       $   1,285
 General vacuum instrumentation                           3,014           2,516           1,569
                                                      -----------------------------------------
                                                      $  12,592       $   3,879       $   2,854
                                                      ==========================================
 Capital expenditures:
 Semiconductor vacuum instrumentation                 $   1,590       $   1,950       $   1,868
 General vacuum instrumentation                           2,519           5,391           3,729
                                                      -----------------------------------------
                                                      $   4,109       $   7,341       $   5,597
                                                      =========================================
 Identifiable assets:
 Semiconductor vacuum instrumentation                 $  55,467       $  52,796       $  56,563
 General vacuum instrumentation                          95,207          95,132          81,631
                                                      -----------------------------------------
                                                      $ 150,674       $ 147,928       $ 138,194
                                                      =========================================
Long-lived assets:
Semiconductor vacuum instrumentation                  $   9,996       $  14,314       $   9,818
General vacuum instrumentation                           16,514          15,523          10,358
                                                      -----------------------------------------
                                                      $  26,510       $  29,837       $  20,176
                                                      =========================================
Sales by geographic location (1):
United States                                         $  58,759       $  47,392       $  51,062
Europe                                                   69,340          59,377          66,346
Other                                                    31,339          23,510          24,825
                                                      -----------------------------------------
Total sales                                           $ 159,438       $ 130,279       $ 142,233
                                                      =========================================

      (1) The geographic location of a sale is determined by the subsidiary that recorded the sale, rather than customer location.

24. Earnings Per Share

      The Company computes basic and diluted earnings per share in accordance with Statement of Financial Accounting Standards No. 128 ("FASB 128") "Earnings per Share." FASB 128 requires both basic earnings per share, which is based on the weighted average number of common shares outstanding, and diluted earnings per share, which is based on the weighted average number of common shares outstanding and all dilutive common equivalent shares outstanding. The average number of shares outstanding is based upon the capitalization of INFICON after the reorganization. The dilutive effect of options is determined under the treasury stock method using the average market price for the period. Common equivalent shares are included in the per share calculations where the effect of their inclusion would be dilutive.

      The following table sets forth the computation of basic and diluted earnings per share:

                                                                          Years ended December 31
                                                                2003               2002               2001
                                                           --------------------------------------------------
Numerator:
Numerator for basic and diluted earnings per share:
     Income (loss) from continuing operations              $     (5,947)      $      2,933       $     11,588
     Income (loss) from discontinued operations                  (3,442)            (2,828)            (1,636)
                                                           --------------------------------------------------
     Net income                                            $     (9,389)      $        105       $      9,952
Denominator:
Denominator for basic and diluted earnings per share:
Weighted average shares outstanding  - Basic                  2,315,000          2,315,000          2,315,000
Weighted average shares outstanding  - Diluted                2,315,000          2,315,397          2,315,000
Earnings per share:
     Diluted
         Continuing operations                             $      (2.57)      $       1.27       $       5.01
         Discontinued operations                                  (1.49)             (1.22)             (0.71)
                                                           --------------------------------------------------
         Total                                             $      (4.06)      $       0.05       $       4.30
     Basic
         Continuing operations                             $      (2.57)      $       1.27       $       5.01
         Discontinued operations                                  (1.49)             (1.22)             (0.71)
                                                           --------------------------------------------------
         Total                                             $      (4.06)      $       0.05       $       4.30

For the year ended December 31, 2003, the fully diluted earnings per share calculation excluded 10,541 shares (total of 2,325,541 shares) since these shares would have been antidilutive for 2003.

25. Quarterly Data (unaudited)

                                                                     Quarter ended
                                                   March 31       June 30    September 30   December 31
                                                  ------------------------------------------------------
2003
   Sales                                            39,477        36,437        38,520        45,004
   Gross profit                                     17,504        15,244        17,126        20,462
   Income (loss) from continuing operations            650          (772)       (6,165)          340
   Income (loss) from discontinued operations         (607)         (788)       (2,471)          424
   Net income  (loss)                                   43        (1,560)       (8,636)          764

   Earnings (loss) per share:
        Diluted
            Continuing operations                    $    0.28     $   (0.33)    $   (2.66)    $    0.14
            Discontinued operations                      (0.26)        (0.34)        (1.07)         0.18
                                                     ---------------------------------------------------
            Total*                                   $    0.02     $   (0.67)    $   (3.73)    $    0.33
        Basic
            Continuing operations                    $    0.28     $   (0.33)    $   (2.66)    $    0.15
            Discontinued operations                      (0.26)        (0.34)        (1.07)         0.18
                                                     ---------------------------------------------------
            Total*                                   $    0.02     $   (0.67)    $   (3.73)    $    0.33
            *  Total EPS amounts do not agree due
                to rounding
2002
   Sales                                                30,691        32,643        33,617        33,328
   Gross profit                                         13,025        14,850        14,820        15,220
   Income (loss) from continuing operations                530           574           827         1,002
   Income (loss) from discontinued operations             (510)         (509)         (815)         (994)
   Net income                                               20            65            12             8
   Earnings (loss) per share:
        Diluted
            Continuing operations                    $    0.23     $    0.25     $    0.36     $    0.43
            Discontinued operations                      (0.22)        (0.22)        (0.35)        (0.43)
                                                     ---------------------------------------------------
            Total                                    $    0.01     $    0.03     $    0.01     $    0.00
        Basic
            Continuing operations                    $    0.23     $    0.25     $    0.36     $    0.43
            Discontinued operations                      (0.22)        (0.22)        (0.35)        (0.43)
                                                     ---------------------------------------------------
            Total                                    $    0.01     $    0.03     $    0.01     $    0.00

26. Subsequent Event

      On March 9, 2004, the Company retained the services of an investment bank in connection with the possible sale of its patterning solutions software business. The Company's decision to pursue a sale of its patterning solutions software business is based upon its decision to further focus its resources. There is no assurance a sale will occur.

27. Additional information required by Swiss Law

      As required by article 663 paragraph 3 of the Swiss Code of Obligations, the following supplementary information is disclosed:

                                                              2003         2002         2001
                                                            --------------------------------
Total personnel costs                                       $47,388      $42,121      $37,800
                                                            ---------------------------------

Total depreciation of property, plant,
and equipment                                                 4,951        3,678        2,634
Total amortization and impairment on intangible assets        7,641          201          220
                                                            ---------------------------------

Total amortization, impairment and depreciation             $12,592      $ 3,879      $ 2,854
                                                            ---------------------------------

The fire insurance values of property, plant, and equipment are:

                                                   December 31
                                                2003         2002
                                               --------------------

              Buildings and improvements      $10,821      $10,903
              Machinery and equipment          26,024       25,055
                                              --------------------
                                              $36,845      $35,958
                                              --------------------

                 Schedule I - Valuation and Qualifying Accounts
                               INFICON Holding AG

                                             Balance at             Add:                              Balance
                                             Beginning          Charged to            Deduct:        at End of
Allowance for doubtful accounts:              of Year             Expense           Write-Offs          Year
                                             ---------          ----------          ----------       ---------
Year ended December 31, 2003                    1,820                712              1,377             1,155

Year ended December 31, 2002                    1,685                441                306             1,820

Year ended December 31, 2001                    1,154                753                222             1,685

                                             Balance at            Add:                               Balance
                                             Beginning          Charged to            Deduct:        at End of
Inventory Reserve:                            of Year             Expense           Write-Offs          Year
                                             ---------          ----------          ----------       ---------
Year ended December 31, 2003                    5,604                 685               759             5,530

Year ended December 31, 2002                    4,753               1,823               972             5,604

Year ended December 31, 2001                    4,629               1,531             1,407             4,753

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirement for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.


                                                INFICON Holding AG


Date: March 31, 2004                              /s/ Lukas Winkler
                                                -------------------------------
                                                Name: Lukas Winkler
                                                Title: President and Chief
                                                       Executive Officer


Date: March 31, 2004                            /s/ Peter G. Maier
                                                --------------------------------
                                                Name: Peter G. Maier
                                                Title: Vice President and Chief
                                                       Financial Officer