Form 20-F
period 2004-12-31
INFICON HOLDING AG
filed 2005-03-18
CIK 1126659

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

                        Commission file number: 000-30980

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

INFICON Holding AG shares with a par      The SWX Swiss Exchange
value of CHF 10 each

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

                                2,315,900 shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                         Yes |X| No |_| Not applicable.

Indicate by check mark which financial statement item the registrant has elected to follow:

                             Item 17 |_| Item 18 |X|

                                TABLE OF CONTENTS

PART I.........................................................................3
         Item 1. Identity of Directors, Senior Management and Advisors.........3
         Item 2. Offer Statistics and Expected Timetable.......................3
         Item 3. Key Information...............................................3
         Item 4. Information on the Company....................................9
         Item 5. Operating and Financial Review and Prospects.................22
         Item 6. Directors, Senior Management, and Employees..................33
         Item 7. Major Shareholders and Related Party Transactions............37
         Item 8. Financial Information........................................41
         Item 9. The Offer and Listing........................................42
         Item 10. Additional Information......................................43
         Item 11. Quantitative and Qualitative Disclosures about Market Risk..51
         Item 12. Description of Securities Other Than Equity Securities......51
PART II.......................................................................52
         Item 13. Defaults, Dividend Arrearages, and Delinquencies............52
         Item 14. Material Modifications to the Rights of Security Holders
                   and Use of Proceeds........................................52
         Item 15. Controls and Procedures.....................................52
         Item 16. [Reserved]..................................................52
PART III......................................................................53
         Item 17. Financial Statements........................................53
         Item 18. Financial Statements........................................53
         Item 19. Exhibits....................................................54
Consolidated Financial Statements ...........................................F-1

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

PRESENTATION OF FINANCIAL INFORMATION

      We have prepared our consolidated financial statements in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. In accordance with the requirements of the Swiss law, we have included our INFICON Holding AG Financial Statements under Swiss generally accepted accounting principles. Our shares are quoted on the SWX Swiss Exchange in Swiss Francs and Nasdaq National Market until March 18, 2005. Although we do not anticipate paying dividends, any cash dividends declared with respect to our shares will be declared in Swiss Francs.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This annual report on Form 20-F and other materials we have filed or may file with the Securities and Exchange Commission, as well as information included in oral statements or other written statements made, or to be made, by us, contain disclosures which are "forward-looking statements." Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "may," "believe," "will," "expect," "project," "assume," "estimate," "anticipate," "plan," "continue," "resumes," "opportunity," "potential," "outlook," "forecast" or "guidance." These forward-looking statements address, among other things, our strategic objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed under "Key Information---Risk Factors."

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

Item 2.     Offer Statistics and Expected Timetable

            Not applicable.

Item 3.     Key Information

A.    Selected Financial Data

      The following tables present our selected historical consolidated financial data. This data has been derived from our consolidated financial statements prepared in accordance with U.S. GAAP. The information set forth below should be read in conjunction with the "Operating and Financial Review and Prospects" section in addition to our historical financial statements and notes to those statements included within this annual report. Our income statement data, set forth below, for the years ended December 31, 2004, 2003 and 2002 and the balance sheet data as of December 31, 2004 and 2003 are derived from our audited consolidated financial statements and the notes to those statements included in this annual report. Our selected historical combined financial and other data for the years ended December 31, 2001 and 2000 and the balance sheet data as of December 31, 2002, 2001 and 2000 have been derived from our audited combined financial statements, which are not included in this annual report.

      As of the present date, no dividends have been declared by the Company.

                                                                                       Years ended December 31,
                                                             -----------------------------------------------------------------------
                                                                  2004           2003           2002           2001          2000
                                                             -----------------------------------------------------------------------
                                                                     U.S. $ in thousands except for shares and per share amount
Income Statement Data:
Net sales
  Semiconductor vacuum instrumentation                       $    49,127    $    36,674    $    30,716    $    43,614    $   54,187
  General vacuum instrumentation                                 139,020        120,900         99,563         98,619       104,024
                                                             -----------    -----------    -----------    -----------    ----------
Total net sales                                                  188,147        157,574        130,279        142,233       158,211
Cost of sales                                                    100,603         86,974         72,364         77,146        78,908
                                                             -----------    -----------    -----------    -----------    ----------
Gross profit                                                      87,544         70,600         57,915         65,087        79,303
Research and development                                          20,181         17,939         16,052         12,039        10,566
Selling, general and administrative                               52,740         46,583         39,264         38,097        38,809
                                                             -----------    -----------    -----------    -----------    ----------
Operating income from continuing operations                       14,623          6,078          2,599         14,951        29,928
Interest (income), net                                               (83)          (170)          (597)          (478)          292
Other expense (income), net                                       (1,415)          (552)           383          1,337         1,332
                                                             -----------    -----------    -----------    -----------    ----------
Income from continuing operations before income taxes             16,121          6,800          2,813         14,092        28,304
Provision (benefit) for income taxes                               4,661          3,686           (120)         2,504         8,450
                                                             -----------    -----------    -----------    -----------    ----------
Income from continuing operations                                 11,460          3,114          2,933         11,588        19,854

Discontinued Operations (Note 5):
  Income(Loss) from operations of discontinued operations,
      net of income taxes                                         (1,328)        (9,880)        (2,828)        (1,636)        3,077
  (Loss) on disposal of discontinued operations, net of
      income taxes                                                  (711)        (2,623)            --             --            --
                                                             -----------    -----------    -----------    -----------    ----------
(Loss) from discontinued operations                               (2,039)       (12,503)        (2,828)        (1,636)        3,077
                                                             -----------    -----------    -----------    -----------    ----------
Net income (loss)                                            $     9,421    $    (9,389)   $       105    $     9,952    $   22,931
                                                             -----------    -----------    -----------    -----------    ----------

Earnings (loss) per share:
Diluted:
  Continuing operations                                      $      4.91    $      1.35    $      1.27    $      5.01    $     9.70
  Discontinued operations                                          (0.87)         (5.40)         (1.22)         (0.71)         1.50
                                                             -----------    -----------    -----------    -----------    ----------
  Total                                                      $      4.04    $     (4.06)   $      0.05    $      4.30    $    11.21

Earnings (loss) per share:
Basic:
  Continuing operations                                      $      4.95    $      1.35    $      1.27    $      5.01    $     9.70
  Discontinued operations                                          (0.88)         (5.40)         (1.22)         (0.71)         1.50
                                                             -----------    -----------    -----------    -----------    ----------
  Total                                                      $      4.07    $     (4.06)   $      0.05    $      4.30    $    11.21

Weighted average number of shares:
Diluted                                                        2,332,703      2,315,000      2,315,000      2,315,000     2,046,000
Basic                                                          2,315,900      2,315,000      2,315,000      2,315,000     2,046,000

Balance Sheet Data:
Working capital                                              $    84,690    $    64,342    $    63,796    $    61,741    $   55,087
Total assets                                                     172,165        150,674        147,928        138,194       152,934
Total debt                                                            --             --             --             --           869
Stockholders' equity                                             142,304        125,759        127,410        119,524       108,531

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

      We have provided these rates solely for your convenience. They should not be construed as a representation that Swiss Franc amounts actually represent the Dollar amounts or that the Swiss Franc amounts could have been, or could be, converted into Dollars at these rates or at any other rate. We do not use these rates for preparing our consolidated financial statements included in this annual report. On February 28, 2005, the average buying rate was U.S.$1.00=CHF 1.1623.

                                       CHF           CHF
           Month                       High           Low
           -----                       ----           ---

          September 2004               1.28          1.25
            October 2004               1.27          1.19
           November 2004               1.21          1.13
           December 2004               1.17          1.13
            January 2005               1.20          1.13
           February 2005               1.22          1.16

                            CHF           CHF          CHF             CHF
      Calendar Year      Average(1)       High         Low        At Period End
      -------------      ----------       ----         ---        -------------

          2000             1.6885        1.8300       1.5420          1.6116
          2001             1.6872        1.8226       1.5665          1.6732
          2002             1.5565        1.7300       1.3850          1.3875
          2003             1.3452        1.4299       1.2405          1.2423
          2004             1.2429        1.3225       1.1258          1.1318

(1)   The average of the buying rates throughout the year.

B.    Capitalization and Indebtedness.

      Not applicable.

C.    Reasons for the Offer and Use of Proceeds.

      Not applicable.

D.    Risk Factors.

Investing in our shares involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below prior to investing in our shares. If any of the following risks actually occur, our business, prospects, financial condition, and results of operations could be harmed. In that case, the value of our shares could decline, and you could lose all or part of your investment.

On February 17, 2005, we announced our intention to voluntarily delist our American Depositary Shares from the Nasdaq National Market and terminate our American Depositary Receipts program. For more detailed discussion please refer to section "Rights of ADR Holders" contained within Item 10. B. of Part I.

Risks Relating to Our Business

Downturns in the semiconductor chip manufacturing industry have had in the past, and may have in the future, a material adverse effect on our sales and profitability.

      Our business depends upon the strength of demand from semiconductor chip manufacturers and semiconductor equipment manufacturers, Original Equipment Manufacturers (OEMs), or microelectronic products, which in turn depend upon the current and anticipated demand for semiconductors and products using semiconductors. Periodic reductions in demand from semiconductor chip manufacturers and OEMs may reduce revenues, and we may be unable to increase sales to new or existing customers.

The following table represents the percentage of our total sales to Semiconductor and related industries:

                                              2004                    2003
                                           -----------             -----------
Total                                         31%                     28%

The loss of sales to our major customers would likely have a material adverse effect on us.

      Our largest customers in 2004, Pfeiffer Vacuum and various entities related to Unaxis, including Leybold Vacuum, accounted for an aggregate of approximately 32% of our net sales. The loss of a major customer or any reduction in orders by these customers, including reductions due to market or competitive conditions, would likely result in a significant decrease in revenue for an extended period of time, until new or existing customer orders can make up for the reduction.

      Attempts to mitigate the adverse impact of any loss or reduction of orders through the rapid addition of new customers could be difficult. This difficulty occurs because prospective customers typically require lengthy qualification periods to test and evaluate new products, prior to placing significant orders with a new supplier.

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

The markets for our products are highly competitive.

      We are exposed to the competitive characteristics of several diverse geographic and product markets. Competition is dependent on a variety of factors that include price, quality, functionality, brand recognition, and the effectiveness of our marketing, sales and customer service efforts. We believe the rapid identification of new product applications and the ability to supply commercial quantities of products that enable these applications are critical competitive factors. As the markets for our products expand we expect the emergence of new competitors along with our existing competitors committing additional resources to the markets in which we participate. In particularly competitive markets, we have reduced the prices on our products in order to maintain market share. For example, our fittings and valves are especially sensitive to pricing pressure, since there is minimal technical differentiation among competitive products. Increased competition in these markets may result in further price reductions.

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

Our failure to protect our proprietary technology may significantly impair our competitive position, which could result in a loss of revenues and profits.

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

      Manufacturing systems built by OEMs to whom we sell typically have a lifespan of five to ten years. These OEMs subject components to rigorous and lengthy testing processes before incorporating them into their systems. Once an OEM has selected a vendor's equipment for a manufacturing system, the OEM generally relies, to the extent possible, upon that vendor's equipment. As a result, when another vendor's equipment is incorporated into an OEM's system, we may have difficulty convincing an OEM to incorporate our products into their manufacturing systems unless there are compelling reasons for a change, such as significant performance or cost advantages. Additionally, a semiconductor chip manufacturer who purchases a system from an OEM would typically seek replacement parts only from that OEM's supplier. Convincing this manufacturer to change suppliers would require a significant sales and marketing effort. Consequently, our success depends in large part on our ability to convince OEMs to choose our products for use in each new generation of their equipment. If we are unsuccessful in convincing OEMs to choose our products, our competitive position may be harmed.

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

Unfavorable exchange rate fluctuations may distort our results of operations.

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

      We are also challenged with the transaction risk that results from fluctuations in exchange rates between the various currencies in which we do business. We believe a portion of the transaction risk of our operations in multiple currencies is mitigated by our hedging activities, as well as the structural matching that occurs because many of our operating and financial expenses are incurred in the same currency in which the sales relating to such expenses are invoiced. We cannot assure you that our operating profit will not be materially or adversely affected by large exchange rate fluctuations.

      Additionally, our shares are quoted on the SWX Swiss Exchange in Swiss Francs. Although we do not anticipate paying dividends in the foreseeable future, any cash dividends declared in respect to our shares will be declared in Swiss Francs. Fluctuations in the exchange rate between the Swiss Franc and other currencies, may affect, among other things, the foreign currency equivalent of the Swiss Franc value of an investment in our shares and of dividends and other distribution payments on these shares.

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

The Company has a significant net deferred tax asset at December 31, 2004. Although the Company believes it is more likely than not that the deferred tax assets will be realized, a full realization of the deferred tax asset amount may not be assured. The amount of the deferred tax asset considered realizable could be reduced and negatively impact our financial results if the Company is not able to generate sufficient taxable income in future years to support the deferred tax asset.

Unaxis has a significant influence on our company and may make decisions that are not in the best interests of all shareholders.

      Insider control of a significant proportion of our shares could have an adverse effect on the market price of our shares and ADSs. Unaxis currently owns 19.50% of our shares. Sales of our shares in the public market could adversely affect the market price of the shares and ADSs. Additionally, one of our directors was an officer of Unaxis until 12/31/2002. This could present the potential for a conflict of interest with respect to areas in which we compete with Unaxis and with respect to matters related to the agreements between us and Unaxis described under "Major Shareholders and Related Party Transactions---Related Party Transactions---Agreements in Connection with our Separation from Unaxis---Agreements with Unaxis." In light of its stock ownership position and representation on our board of directors, Unaxis has significant influence on the outcome of corporate actions requiring shareholder approval, including the election of directors, the amendment of our articles of incorporation, mergers and consolidations, and sales of assets that could provide our shareholders with the opportunity to realize a premium over the prevailing market price of their shares. This influence may have the effect of delaying or preventing a change of control of INFICON, even if this change of control benefits our shareholders generally.

Item 4. Information on the Company

A.    History and Development of the Company.

      INFICON Holding AG (commercial name: "INFICON") was incorporated on August 2, 2000. INFICON Holding AG is a corporation (Aktiengesellschaft) organized under the laws of Switzerland. Its registered office (Sitz) is located at Hintergasse 15 B, 7310 Bad Ragaz, Switzerland. The telephone number of the registered office is 41-81-300-4980. The fax number is 41-81-300-4988. INFICON maintains their global corporate headquarters through its U.S. subsidiary located at Two Technology Place, East Syracuse, New York 13057, United States. The telephone number in the United States is 1-315-434-1100. The Company also maintains regional headquarters through local subsidiaries in China, Finland, France, Germany, Japan, Korea, Liechtenstein, Singapore, Taiwan and United Kingdom. The address on the Internet is www.inficon.com. The information on the website is not incorporated by reference into this annual report.

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

      Prior to our initial public offering, our business was wholly owned by Unaxis. In order to implement our initial public offering, Unaxis restructured the corporate ownership of the businesses in its instrumentation group and created INFICON Holding AG under the laws of Switzerland to hold the companies through which we now conduct our operations. These companies acquired from Unaxis all of the assets relating to our business. Unaxis currently owns 19.50% of our shares and is no longer subject to its lock-up agreement.

Principal Capital Expenditures

                                                  (millions U.S.$)
                                          2004          2003          2002
                                          -----         -----         -----
Capital expenditures                      $ 3.8         $ 4.1         $ 7.3

      During 2004 and 2003, these amounts were used primarily for the purchase of manufacturing equipment, tooling, office computer equipment, facility upgrades and leasehold improvements. The principal investing activities for 2002 included building infrastructure changes for our facility in Cologne, Germany and leasehold improvements for our new building in Balzers, Liechtenstein that began in the second half of 2001. We invested approximately U.S.$5.6 million, during 2002, for leasehold improvements in the new building in Balzers, Liechtenstein. These capital expenditures were funded through operating cash flows.

Important Events

      Effective November 1, 2001, INFICON acquired substantially all the net assets of the man-portable gas chromatograph-mass spectrometer systems business of Leybold Inficon, Inc, a subsidiary of Unaxis (HAPSITE ). The acquisition allowed the Company to take advantage of this unique technology for direct, on-site identification of chemical warfare agents and toxic industrial chemicals and the growth of the security and emergency response markets.

      In January 2003, INFICON acquired the privately-held company, New Vision Systems ("patterning solutions software business"), that specializes in advanced process control (APC) and lithography analysis for semiconductor manufacturing since 1989. In March 2004, the Company retained the services of an investment bank in connection with the disposal of its patterning solutions software business. The Company's decision to exit this business is based upon its decision to further focus its resources. After careful consideration, a decision was made to phase out operations and fulfill existing customer contracts through 2005.

      In May 2003, we acquired privately-held Sentex Systems, Inc. of Fairfield, New Jersey. This extended the Company's leadership in critical, on-site monitoring and identification of toxic chemicals and materials. Founded in 1980, Sentex Systems supplies sophisticated monitoring and analysis instruments using gas chromatography (GC) technology to detect toxic chemical contaminants for drinking water security and safety. These market-leading products complement the INFICON portfolio of fully portable chemical identification systems (gas chromatograph/mass spectrometer or GC/MS technology) used for fast on-scene detection and analysis of chemical warfare agents and toxic industrial chemicals in air, soil and water. The acquisition is part of our growth strategy to position INFICON in the security and emergency response markets with products and technical expertise that help our customers make crucial decisions affecting life, health and safety. The results of operations for Sentex Systems, Inc. are reported as a separate reporting unit under the general vacuum instrumentation segment for the year ended December 31, 2004 and since the date of acquisition.

      In October 2003, we completed the divestment of our Ultra Clean Processing
(UCP) business unit as planned. Our UCP business was sold to management, staff, and a group of local investors in Liechtenstein. While UCP is a viable business specializing in preparing computer chips for final assembly prior to use in computers and other applications, it was not considered a long-term strategic fit for INFICON. By divesting this business, we are better able to focus on the Company's core competencies in instrumentation and advanced process control software designed exclusively for the first steps in the complex semiconductor manufacturing process.

      On February 17, 2005, the Company announced its intention to voluntarily delist its American Depositary Shares from the Nasdaq National Market and terminate its American Depositary Receipts program. For more detailed discussion, please refer to section "Rights of ADR Holders" contained within
Item 10. B. of Part I. The Company believes that the ADS listing on Nasdaq is not providing enough liquidity to justify the cost and administrative burden. Additionally, the continued listing of Company shares on the SWX Swiss Exchange should provide sufficient ongoing liquidity to shareholders and annual cost savings should be realized from the Nasdaq delisting.

B.    Business Overview

General

      We are a leading developer, manufacturer and supplier of innovative instrumentation, critical sensor technologies, and process control software for the semiconductor and vacuum coating industries. These analyses, measurement and control products are vital to original OEMs and end-users in the complex manufacturing of semiconductors, flat panel displays, magnetic and optical storage media and precision optics. The Company also provides essential instrumentation for gas leak detection to the air conditioning/refrigeration markets and toxic chemical analysis for emergency response, industrial hygiene markets, military and government markets.

      We have four major product lines which form two business segments:

      The semiconductor vacuum instrumentation segment focuses on the semiconductor and vacuum coating markets with products such as:

      o gas analysis instrumentation and software for real-time, integrated data analysis which enable semiconductor chip manufacturers to monitor and control their manufacturing processes through powerful analysis applications for rapid trouble-shooting, fault analysis, and process optimization.

      The general vacuum instrumentation segment serves selected industries, including refrigeration and air conditioning, automotive, emergency response markets, and government and university laboratories with products such as:

      o leak detectors, which provide verification of "leak tightness" for a diverse set of customers who are faced with increasingly stringent quality standards;
      o Vacuum Control products, which precisely measure and control gas pressures during a manufacturing process;
      o chemical identification instrumentation which provides detection of chemical agents and toxic materials in air, soil, and water significantly reducing the cost, time, and difficulties of laboratory testing.

      Product lines are described under the heading "Our Principal Products."

      Based upon our knowledge of our competitors and the markets we serve, we believe many of our key high-performance, high-quality products maintain leading market share positions. The Company has been an innovator in leading-edge industries which require constantly advancing technology, with a list of more than 20 "firsts" to its name and a patent portfolio of more than 300 patents. Throughout the world, INFICON solutions are designed to increase productivity, raise the bar on quality, and protect people and the environment.

      The principal customers within our target markets include large manufacturers who incorporate our products into their manufacturing processes and original equipment manufacturers, or OEMs, who integrate our products into systems they build for their customers. Additionally, we sell to several large distributors who serve diverse markets. Our customers are located primarily in the United States, Europe and Asia.

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

      o State-of-the-Art Enabling Technologies. We maintain major manufacturing operations in Syracuse, New York, USA; Balzers, Liechtenstein; and Cologne, Germany. Each of these manufacturing locations is highly focused on specific product lines. We focus on core competencies of sensor assembly, calibration and technology.

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

      o Total Quality Management and ISO Registration. All of our factories were early adopters of sophisticated total quality management techniques, including extensive employee participation at all levels in team-oriented programs aimed at improving product quality and manufacturing process efficiency. All our factories were among the earliest to apply for and achieve ISO 9001 and/or 14001 Registration. This world-recognized quality methodology mandates that companies adhere to, and document their compliance with, stringent product/process specifications.

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

      o Strong and Committed Management Team. We believe our company benefits from a cohesive and highly experienced management team. As of the date of this report, our 6 executive officers have an average of 14 years of experience with INFICON and our predecessors originate from a variety of national backgrounds. We believe that we have the leadership we need to continue to leverage our competitive advantages in the future.

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

Our Strategy

      We seek to maintain and enhance our position as a leading developer, manufacturer and supplier of innovative instrumentation, critical sensor technologies and advanced process control software. INFICON has achieved a favorable balance between selling products for the growing, but more volatile, technology markets and serving the more stable industrial and government markets. We focus on providing in situ tool-based sensors and process diagnostic software that enable yield and productivity improvements for the most advanced semiconductor processes. Our leading-edge instrumentation and advanced process control software are equally valuable in enhancing productivity in a wide variety of other markets, including refrigeration/air conditioning, automotive, aerospace, heat-treating, analytical instrumentation, and research and development. And our revolutionary technology is in use throughout the world to improve security with on-site chemical identification and monitoring systems for environmental health and safety. Our strategies are designed to increase sales, cash flow and long-term profitable growth for INFICON.

      o Develop new markets while continuing to protect and build on our current strengths.

               Drive momentum in growing semiconductor and vacuum coating markets. The semiconductor and vacuum coating industries, such as flat panel displays, magnetic and optical storage media and precision optics, have been a strategic market focus of INFICON since 1997. Our technology solutions and process expertise directly address the cost and productivity improvements urgently demanded by both OEMs and end-users, which have been heightened in recent years by the ongoing migration to 300mm manufacturing equipment. We believe our technological capability in gas analysis, measurement and control and our market knowledge will continue to enable us to introduce new products and increase our market share in these industries.

               Exploit opportunities in emergency response, security and environmental monitoring markets. Leveraging the expertise that made INFICON the market leader in semiconductor gas analysis, our portfolio of state-of-the-art environmental products provide on-site detection, identification and monitoring of volatile organic compounds in air, water and soil. INFICON technology is now being used throughout the world for emergency response, chemical warfare agent detection, and early detection of chemical contamination in water source and distribution systems. We believe INFICON has the ability to introduce an even greater number of essential early-alert products and is well-positioned to take advantage of the many opportunities in these market sectors.

               Maintain market-leading position in refrigeration/air conditioning. We have successfully leveraged our R&D investments in the semiconductor industry to hold a long-standing, dominant position in the refrigeration/air conditioning market with a strong presence in the automotive sector. We reap additional competitive advantages from the stringent cost and quality requirements of the high-tech industries in applying our leak detectors to these other markets. We expect to continue introducing high performance leak-testing products to sustain our number one position worldwide in leak detection.

               Continue development of significant market share in general vacuum processes. Because of the broad array of industrial applications where our products are valuable, we partner with manufacturers of vacuum pumps who buy our products and resell them to an extensive range of end-users with their own name on them. This helps us address a large number of medium to smaller customers in R&D, aerospace, automotive, and analytical instrumentation. Our private label partners are the largest vacuum pump manufacturers in the world, and we will continue to develop this relationship with more companies.

      o Invest in Technological Innovation. We continue to invest in product and process innovation in order to provide technologically advanced products to our customers. Industries whose manufacturing processes use vacuum systems, in particular the semiconductor, air conditioning and refrigeration, automotive, and thin-film coating industries, require increasingly sophisticated instrumentation. Our aggressive R&D investing during the past 4 years has resulted in the development of new products that address the specific challenges in semiconductor manufacturing. The trend towards more expensive, larger 300mm diameter silicon wafers for manufacturing chips has necessitated more rapid fault detection with reduced reliance on test wafers. Our line of mass spectrometers and other products for in situ metrology permit customers to monitor and control the semiconductor manufacturing process within the process chamber, reducing the need for test wafers. We have also developed and will continue to develop more sophisticated leak detectors for efficiency and mobility within the semiconductor fab environment and to meet the increasing demand in the automotive industry for stringent quality in the testing of air conditioning, air bags for safety, and other sub systems. We generally seek to introduce innovative, high-margin products that will enable us to maintain profitability in a competitive market.

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

      o Enhance Our Distribution Channels to Reach Distinct Customer Bases. We have developed specialized sales forces to target our distinct customer segments. In our semiconductor vacuum coating related markets and for environmental and security markets, we employ a specially trained force of direct sales, service, and application support professionals. Similarly, we have a specialized group of sales distributors and representatives who concentrate exclusively on the refrigeration and air conditioning industry. In the more diffuse markets for general vacuum instrumentation, we distribute our products through vacuum pump manufacturers who have developed strong relationships with small to mid-size vacuum instrumentation users. We intend to continue to use our specialized sales forces to build strong customer relationships in our major industrial and geographic markets.

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

Process Knowledge and Control Product Line

                                                     (millions U.S.$)
                                          2004             2003             2002
                                        ------           ------           ------
      Net Sales                         $ 49.1           $ 36.7           $ 30.7

      Our Process Knowledge and Control (PKC) hardware and software are used in front-end chip manufacturing to provide process verification and control, including run-to-run control of key process parameters for process optimization and immediate and automatic feedback to the process equipment or a process engineer on any faults detected and their probable cause.

      As the cost of wafers increases and the complexity of the manufacturing processes reduces the acceptable windows of process operation, the requirement for faster parameter modifications in response to inevitable process changes and for immediate fault detection becomes more critical. We believe the industry will conduct more and more of these analyses in the process chamber itself using in situ metrology and adopt automatic process control, leading to growth in the market for our PKC products. The Semiconductor Industry Association's National Technology Roadmap for Semiconductor Manufacturing supports this expectation.

      Our PKC product offerings include the following:

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

      o FabGuard. The FabGuard software takes data from the in situ sensors, integrates that data with data from the process equipment itself, and condenses and analyzes it to provide the process engineer with actionable information. Alternatively, the engineer can choose to have FabGuard automatically send control commands directly to the process equipment. The software is typically sold in conjunction with our PKC sensor products or separately as an upgrade for us with the products.

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

      Because the semiconductor market is in a constant state of technological change, we concentrate key resources on understanding our customers' processes so that we can better support our customers, embody that knowledge in our software offerings, and define the right hardware and software products for future process needs. We must continually innovate and produce both next-generation products and new products for evolving applications. Our internal development is twofold: (1) adapting our hardware technologies for changing applications and (2) increasing our emphasis on software development. In addition, we remain alert to new technology acquisitions that would enhance our offering of PKC sensors and software capability.

      Our customers for PKC products include semiconductor chip manufacturers and original equipment manufacturers, such as Samsung, Anelva, TSMC, Sunic, Leybold Optics, Unaxis, UMC, Zeiss, and a private label partner, Pfeiffer Vacuum. Semiconductor chip manufacturers constitute the larger part of the market. Geographically, the semiconductor market is concentrated in Asia and the United States.

      General Vacuum Instrumentation

      We have three product lines which serve general vacuum applications: leak detection, vacuum control, and environmental health & safety.

      Leak Detection Product Line

                                                  (millions U.S.$)
                                        2004             2003             2002
                                       ------           ------           ------
      Net Sales                        $ 57.9           $ 50.4           $ 47.4

      Our Leak Detection (LD) products are used for a wide variety of purposes in numerous industries. They are used in vacuum applications, for example, to confirm the integrity of a vacuum chamber, and in the maintenance of gas lines, which must be airtight. We offer two families of leak detectors: helium leak detectors and refrigerant leak detectors.

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

      o LDS1000/2000. The LDS1000 and updated LDS 2000 are designed for OEMs to flexibly incorporate into the larger leak test systems they build.

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

      Markets. Our largest markets for leak detectors are the refrigeration and air conditioning, automotive and semiconductor markets. In the refrigeration and air conditioning market, our key customers include A'Gramkow, GD Midea, Carrier, Whirlpool and York International. In the automotive market, our customers include PSA, Kia, DaimlerChrysler, General Motors, Volkswagen, Audi, Delphi Automotive Systems and Eaton Aeroquip. Our leak detector customers in the semiconductor industry include Applied Materials, IBM, Samsung and LAM Research.

The users of our D-Tek leak detectors are service technicians whom we reach through third-party distributors. In addition, we serve other markets that require sensitive leak detection, such as power plants, airplane manufacturers, printer manufacturers, petroleum companies, and research and development institutes.

      The market for leak detectors is global. We believe that we are a strong leader in the European market and that we are well established in the United States and South America. We also plan to continue expanding our presence in the Asian market for leak detectors. We are a recognized provider of leak detectors to the Chinese refrigeration and air conditioning market, and we use our Singapore office to pursue opportunities in countries such as Thailand, Malaysia, the Philippines, and Indonesia.

      Vacuum Control Product Line

                                                     (millions U.S.$)
                                         2004             2003             2002
                                       -------          -------          -------
      Net Sales                        $  60.3          $  46.7          $  38.4

      Our Vacuum Control (VC) products include gauges, valves, and fittings. Gauges enable our customers to monitor gas pressures during various stages of the manufacturing process. Gauges vary widely in design depending on the pressure range and the application. Valves, which control gas flow, and fittings, which are used to connect components to a vacuum chamber, are used in all vacuum systems.

      Products. Our principal Vacuum Control products include the following:

      o Capacitance Diaphragm Gauges. Capacitance diaphragm gauges are used in a wide variety of applications to provide precise pressure measurement within a narrow pressure range. Our SKY capacitance diaphragm gauge features a ceramic diaphragm which provides higher accuracy, stability, longer life and greater resistance to corrosive gases than conventional metal diaphragms. These benefits are possible because ceramic has significant advantages over metal, such as better thermal and chemical characteristics and less propensity to fatigue.

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

      o Pirani Gauges. Our Pirani gauges are the most cost-effective products we offer to measure moderate vacuum ranges directly or as part of a pumping system in applications such as thin film coating, analytical instrumentation, or research and development.

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

      Markets. Gauges, valves and fittings are used in all vacuum applications in a range of industries. We focus on serving OEMs and manufacturers of vacuum pumps. The market for valves and fittings is characterized by high price competition, low barriers to entry, and less technical differentiation among competing products. The target customers of our gauges, valves, and fittings products fall into two general categories:

      o Manufacturers of vacuum pumps, who distribute our products under their own private-label brands to users with industrial, analytical instrumentation and research and development applications. Our private-label customers typically require a wide array of our products to fit into their lines of vacuum pumps. Our largest customers in this category are Leybold Vacuum and Pfeiffer Vacuum.

      o Large OEMs, including semiconductor and non-semiconductor coating equipment manufacturers. Our large OEM customers generally use large quantities of products specifically geared toward their applications. Our largest customers in this market segment are Applied Materials, Singulus, Unaxis, Shincron, Applied Films, Leybold Optics and TEL, and we intend to continue our efforts to increase sales to large OEM customers.

      The biggest growth potential for Vacuum Control is the semiconductor OEM market focus on new 300mm equipment. Growth in other market segments may be limited because of price competition and trends toward the use of combination gauges to replace multiple stand-alone gauges. We intend to pursue growth in this product line by focusing our sales efforts on the semiconductor and vacuum coating OEM industry and intensifying our sales efforts in the United States and Asia.

Environmental Health & Safety Product Line

                                                    (millions U.S.$)
                                         2004             2003             2002
                                        ------           ------           ------
      Net Sales                         $ 20.8           $ 23.8           $ 13.7

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

      Products. The GC/MS family of products consists of:

      o HAPSITE Chemical Identification System. HAPSITE is a laboratory grade, field-portable gas chromatograph/mass spectrometer (GC/MS) for easy and dependable on-site analysis of volatile organic compounds (VOCs). Battery-powered, lightweight, and weatherproof, HAPSITE can speciate and quantify VOCs in minutes, significantly reducing the cost, time, and difficulties of testing for toxic chemicals in air, soil, and water. It allows the user to obtain field information within minutes, instead of days or weeks with competing methods and instruments.

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

Marketing Sales and Service

      We sell our semiconductor vacuum instrumentation products primarily through our direct sales force, which is critical to our strategy of maintaining close relationships with semiconductor chip manufacturers and OEMs. We have direct sales organizations in China, France, Germany, Hong Kong, Japan, Korea, Liechtenstein, Singapore, Taiwan, the United Kingdom and the United States. We sell some of our general vacuum instrumentation products through the vacuum pump sales forces of our private label partners . We also have sales representatives and agents who sell our leak detectors in other countries, such as Argentina, Brazil, Canada, Denmark, Israel and Mexico. Approximately half of our sales were through our direct sales force and half to private label partners, distributors and agents.

The following table represents specific customer sales as a percentage of total Company sales:

                                                  2004        2003        2002
                                                  ----        ----        ----
Pfeiffer Vacuum                                    17%         16%         18%

Unaxis  and its divisions                          15%         14%         14%

We believe that a strong customer service and support infrastructure is important to maintaining the long-term customer relationships that are critical to our success. Customer service and support covers such varied functions as installation, training, on-site or telephone applications advice including data interpretation, field repair and maintenance, and factory repairs. The functional lines between service/repair, technical support, sales, and marketing are blurred because all customer contact people strive to meet the demands of our customers. Some forms of support are included in the price of the product; others are paid based on a service contract or a one-time arrangement. The nature of the product, the application, and the marketing concept determine the particular approach used.

      Because we address global markets, our customer service and support is also global. We have personnel located in China, France, Finland, Germany, Hong Kong, Japan, Korea, Liechtenstein, Singapore, Taiwan, the United Kingdom and the United States. In addition, many of our distributors also provide customer service and support.

Research and Development

      We firmly believe that market-driven innovation is the key to success in our fast-moving industry. We invest heavily in product research and development. We also pursue technology acquisitions in the semiconductor and related markets when appropriate. Our research and development staff works closely with our marketing personnel and our customers to establish product innovation projects and goals. We strive to minimize the time-to-market of our innovations, and are committed to developing and maintaining strong proprietary positions through patents and other intellectual property rights.

                                           (millions U.S.$)
                            2004   % Sales    2003    % Sales    2002    % Sales
                          -----------------  ----------------  -----------------
Research and Development  $  20.1    10.7%   $ 17.9    11.3%   $ 16.1      12.3%

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

Suppliers are certified to meet our standards for quality, delivery, and financial stability. In many instances, we have sole-source relationships with suppliers.

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

Seasonality

      Our net sales and results of operations are seasonally affected by the summer vacations of our suppliers' and customers' employees. Additionally, our refrigerant leak detection products, which comprise approximately 6% of annual sales, are seasonally affected by a larger percentage of sales occurring during the initial six months of the year. As a result, our net sales and results of operations are usually lower in the third and fourth quarter of each calendar year. This seasonality causes our operating results to vary from quarter to quarter.

C.    Organizational Structure.

      INFICON Holding AG is the parent company of the INFICON group which operates from 12 countries and consists of a parent company, four manufacturing companies, seven sales subsidiaries, and a management company located in Bad Ragaz, Switzerland which performs administrative, inter-company financing, and intellectual property management functions. For details please see Exhibit 99, "Corporate Governance," as required by the SWX Swiss Exchange.

D.    Property, Plants and Equipment.

      Our global headquarters is located in Syracuse, New York, USA, and our manufacturing facilities include the following:

                            Owned or  Expiration     Size
Location of Facility         Leased    of Lease   (sq.ft.)(1)   Primary Products
--------------------         ------    --------   -----------   ----------------

                                                                PKC
Syracuse, New York, USA      Owned        N/A         150,000   EH&S

Balzers, Liechtenstein       Leased      2014         125,000   VC

Cologne, Germany             Leased      2010          50,000   LD

Mariehamn, Finland           Leased      2005           5,400   VC

(1) This figure includes gross space, i.e., including traffic and utility areas.

Item 5. Operating and Financial Review and Prospects

      You should read the following discussion together with the rest of the annual report, including our consolidated financial statements and related notes. The results described below are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in these forward-looking statements, due to a number of factors, including those set forth in the section entitled "Key Information - Risk Factors" and elsewhere in this annual report.

Overview

      We are a leading developer, manufacturer and supplier of instrumentation and critical sensor technologies to the semiconductor and vacuum coating markets, as well as other industries worldwide. We operate in two business segments: the semiconductor vacuum instrumentation segment and the general vacuum instrumentation segment.

      We have one major product line that we include in the semiconductor vacuum instrumentation segment: our Process, Knowledge and Control product line. The products we sell in our semiconductor vacuum instrumentation segment are technologically advanced products, which were developed for use in various semiconductor-manufacturing applications. Although we sell some of these products outside of the semiconductor market, our general level of sales of these products is sensitive to the cyclical fluctuations of the semiconductor equipment market, which is generally more volatile than the semiconductor chip manufacturing market. For the years ended December 31, 2004, 2003 and 2002, we estimate that on average 64% of our sales in this segment were to semiconductor and vacuum coating markets such as manufacturers of semiconductor chips, flat screen televisions and monitors, computer disc drive components and various electronic storage media, such as compact discs, digital video discs and floppy discs. While the semiconductor chip manufacturing market has been highly cyclical, it has showed improvement during 2003 and 2004, which resulted in an increased demand and sales for our products.

      Our general vacuum instrumentation segment consists of versatile products which are suitable for multiple applications in manufacturing and industrial markets. Our products in this segment fall into three product lines: Leak Detection, Vacuum Control, and Environmental, Health and Safety product lines. These products are used in many markets, including air conditioning, refrigeration, automotive, emergency response and security and semiconductor manufacturing.

      We are subject to risks common to companies in the semiconductor industry, including the highly cyclical nature of the semiconductor industry leading to recurring periods of oversupply, development by our competitors of new technological innovations, dependence on key personnel, and the protection of proprietary technology. Our general vacuum instrumentation segment sells to diverse markets and, accordingly, we believe that it is less susceptible to the risks associated with the semiconductor or any other single market, but is susceptible to the performance of the economy as a whole. For more information on the risks of our business, see "Key Information - Risk Factors."

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

      Revenue Recognition - Revenue is recognized upon the transfer of title and risk of loss which is generally upon shipment. When a customer's acceptance is required, generally revenue is not recognized until the customer's acceptance is received. The Company accrues for anticipated returns and warranty costs upon shipment.

      Goodwill and Intangible Assets - The Company reviews goodwill and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable, and also reviews goodwill annually. Goodwill and intangible assets deemed to have indefinite lives are not subject to amortization, while all other identifiable intangibles are amortized over their estimated useful life. Intangible assets, such as purchased technology, are generally recorded in connection with the acquisition of a business. The value assigned to intangible assets is determined by or with assistance of an independent valuation firm based on estimates and judgment regarding expectations for the success and life cycle of products and technology acquired. If actual results differ significantly from the estimates, or other indications are present, the Company may be required to record an impairment charge to write down the asset to its realizable value. In addition, goodwill is tested annually using a two-step process. The first step is to identify any potential impairment by comparing the carrying value of the reporting unit to its fair value. If a potential impairment is identified, the second step is to compare the implied fair value of goodwill with its carrying amount to measure the impairment loss. A severe decline in fair value could result in an impairment charge to goodwill, which could have a material adverse effect on the Company's business, financial condition, and results of operations. The Company performs its annual impairment analysis during the third quarter.

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

      Deferred Tax Assets - As of December 31, 2004, the Company had net deferred tax assets of approximately U.S.$38 million reflecting tax credit and loss carry forwards, basis differences primarily from intangible assets, and other deductions available to reduce taxable income in future years. A majority of the net deferred tax assets balance resides in the United States. In assessing the realization of the Company's deferred tax assets, we consider whether it is more likely than not the deferred tax assets will be realized. The ultimate realization of our deferred income tax assets depends upon our ability to generate future taxable income, including the implementation of tax planning strategies, during the periods in which our basis differences and other deductions become deductible and prior to the expiration of our net operating loss carry forwards. On a quarterly basis, the Company evaluates the recoverability of its deferred tax assets based upon historical results and forecasted results over future years, considering tax planning strategies, and matches this forecast against the basis differences, deductions available in future years and the limitations allowed for net operating loss carry forwards to ensure there is adequate support for the realization of the deferred tax assets. While we have considered future operating results, in conjunction with ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged as a reduction to income in the period such determination was made. Likewise, should we determine that we would be able to realize future deferred tax assets in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made. For the year ended December 31, 2004, the Company's evaluation of the recoverability of our deferred tax assets, in accordance with SFAS 109, showed that an increase to our valuation allowance for its deferred income tax assets was required. An additional valuation allowance of U.S.$.8 million was recorded for the year ended December 31, 2004. If the Company generates future taxable income against which these tax attributes may be applied, some portion or all of the valuation allowance would be reversed and reported as income tax benefit in future periods.

      Although realization is not assured, the Company believes it is more likely than not the net deferred tax asset balance as of December 31, 2004 will be realized. Differences between forecasted and actual future operating results could adversely impact our ability to realize our deferred income tax assets; however, differences between forecasted and actual future operating results are continually monitored to ensure the Company has adequate support for the realization of the deferred tax assets. The Company's analysis supporting the realization of the deferred tax assets places careful consideration on the net operating loss carry forward periods.

      Impairment of Long-Lived Assets - SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was early adopted by the Company on January 1, 2002. In accordance with SFAS No. 144, long-lived assets to be held and used by an entity are to be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized by reducing the recorded value to fair value. During 2004 and 2003, an impairment charge was recognized and is included in loss from discontinued operations (see Note 3).

      Disposal of Long-Lived Assets/Discontinued Operations - SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was early adopted by the Company on January 1, 2002. Under SFAS No. 144, the definition of what constitutes a discontinued operation is broader, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur (see Note 5).

A.    Results of Operations.

The following table sets forth, for the periods indicated, the amount and percentage of total net sales of certain line items included in our consolidated statements of income:

                                                                          Years ended December 31,
                                                        ------------------------------------------------------------

                                                            2004                 2003                2002
                                                        ------------------------------------------------------------

Net sales
Semiconductor vacuum instrumentation                    $ 49,127     26.1%  $ 36,674     23.3%   $ 30,716     23.6%
General vacuum instrumentation                           139,020     73.9%   120,900     76.7%     99,563     76.4%
                                                         -------     ----    -------     ----      ------     ----
Total net sales                                          188,147    100.0%   157,574    100.0%    130,279    100.0%
Cost of sales                                            100,603     53.5%    86,974     55.2%     72,364     55.5%
                                                         -------     ----    -------     ----      ------     ----
Gross profit                                              87,544     46.5%    70,600     44.8%     57,915     44.5%

Research and development                                  20,181     10.7%    17,939     11.4%     16,052     12.3%

Selling, general and administrative                       52,740     28.0%    46,583     29.6%     39,264     30.1%
                                                         -------     ----    -------     ----      ------     ----
Operating income from continuing operations               14,623      7.8%     6,078      3.9%      2,599      2.0%
Interest (income), net                                       (83)     0.0%      (170)    -0.1%       (597)    -0.5%
Other expense (income), net                               (1,415)    -0.8%      (552)    -0.4%        383      0.3%
                                                         -------     ----    -------     ----      ------     ----

Income from continuing operations before income taxes     16,121      8.6%     6,800      4.3%      2,813      2.2%
Provision (benefit) for income taxes                       4,661      2.5%     3,686      2.3%       (120)    -0.1%
                                                         -------             -------               ------
Income from continuing operations                         11,460      6.1%     3,114      2.0%      2,933      2.3%
(Loss) from discontinued operations                       (2,039)    -1.1%   (12,503)    -7.9%     (2,828)    -2.2%
                                                         -------             -------               ------
Net income (loss)                                       $  9,421      5.0%  $ (9,389)    -6.0%   $    105      0.1%
                                                        ==========================================================

The following table sets forth, for the periods indicated, certain segment and product sales information, expressed absolutely and as a percentage of total net sales:

                                                                             Years ended December 31,
                                                                ===================================================
                                                                  2004              2003              2002
                                                                ---------------------------------------------------

Semiconductor Vacuum Instrumentation

Process Knowledge and Control                                   $ 49,127   26%   $  36,674    23%   $ 30,716    24%
                                                                --------   --     --------    --    --------    --
Total net sales                                                   49,127   26%      36,674    23%     30,716    24%
Gross profit                                                      26,180   14%      18,359    12%     14,627    11%
Earnings before interest and taxes - continuing operations(1)      4,308    2%      (3,121)   -2%     (5,725)   -4%

General Vacuum Instrumentation

Environmental, Health & Safety                                  $ 20,830   11%   $  23,803    15%   $ 13,744    11%
Leak Detection                                                    57,921   31%      50,421    32%     47,426    36%
Vacuum Control                                                    60,269   32%      46,676    30%     38,393    30%
                                                                --------   --     --------    --    --------    --
Total net sales                                                  139,020   74%     120,900    77%     99,563    76%
Gross profit                                                      61,364   33%      52,241    33%     43,288    33%
Earnings before interest and taxes - continuing operations(1)     10,693    6%       9,751     6%      7,941     6%

(1)   The gain on receipt and sale of Prudential stock of $1,038 (see footnote
      6) has not been allocated to the segments, otherwise all income and expenses have been included in the appropriate segments.

The following table sets forth, for the periods indicated, sales to customers, based on customer location, in each geographical market expressed absolutely and as a percentage of total net sales. (2)

                                          Years ended December 31,
                          ======================================================
                             2004              2003              2002
                          ------------------------------------------------------

Europe                    $ 83,147    44%   $ 71,699   46%     $ 58,471      45%
North America               51,434    27%     48,241   31%       42,325      32%
Asia-Pacific                51,783    28%     35,899   23%       28,744      22%
Other                        1,783     1%      1,735    1%          739       1%
                          --------          --------           --------
Total                     $188,147   100%   $157,574  100%     $130,279     100%
                          ========          ========           ========

(2) The table above summarizes sales on the basis of a product's country of destination, as opposed to its country of origin.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Net Sales

Net sales increased by 19.4% to U.S.$188.1 million for the year ended December 31, 2004 from U.S.$157.6 million for the year ended December 31, 2003. Excluding the impact of changes in currency exchange rates, sales grew 13.8%. In general, the increase in sales resulted from volume and not price increases.

      Semiconductor Vacuum Instrumentation Segment. Net sales increased by 34% to U.S.$49.1 million for the year ended December 31, 2004 from U.S.$36.7 million for the year ended December 31, 2003. On a constant dollar basis sales grew 28% or U.S.$10.1 million, resulting from improved demand from semiconductor end-users and equipment manufacturers and flat panel display equipment manufacturers, primarily in Asia. The increase in semiconductor manufacturers is being driven by significantly higher sales to Samsung Electronics Co. Ltd.

      General Vacuum Instrumentation Segment. Net sales increased by 15.0% to U.S.$139.0 million for the year ended December 31, 2004 from U.S.$120.9 million for the year ended December 31, 2003. On a constant dollar basis sales grew 9.8% or U.S.$11.9 million, primarily due to stronger demand by large private-label customers of major vacuum pump manufacturers in Europe, who resell our products. In addition, there has been an increase in sales of our leak detection products in the air conditioning, refrigeration and automotive industries. These increases were partially offset by a decrease of U.S.$3.0 million in EH&S product sales to the U.S. military and homeland defense agencies.

Gross Profit

Gross profit increased by 24.0% to U.S.$87.5 million, or 46.5% of net sales, for the year ended December 31, 2004 from U.S.$70.6 million, or 44.8% of net sales, for the year ended December 31, 2003. The percentage improvement is primarily due to the impact of favorable foreign currency exchange rates. Additionally, there was a favorable sales mix of higher margin products sold through our semiconductor vacuum instrumentation segment coupled with increased absorption of fixed overhead costs across the majority of our product lines. These increases were partially offset by a higher mix of lower margin private label sales, which also requires less overhead cost to support.

Research and Development

Research and development costs increased by 12.5% to U.S.$20.2 million, or 10.7% of net sales, for the year ended December 31, 2004 from U.S.$17.9 million, or 11.4% of net sales, for the year ended December 31, 2003. Approximately 50% of the U.S.$2.3 million increase results from changes in foreign currency exchange rates. The remaining increase results from a full year of expenses from our May 2003 acquisition of Sentex Systems, as well as increased product development activities primarily in our Vacuum Control products.

Selling, General and Administrative

Selling, general and administrative expenses increased by 13.2% to U.S.$52.7 million, or 28.0% of net sales, for the year ended December 31, 2004 from U.S.$46.6 million, or 29.6% of net sales, for the year ended December 31, 2003. Changes in foreign exchange rates relative to the U.S. dollar contributed to U.S.$2.1 million, while higher commissions, profit sharing and incentive expense on higher sales and profit, contributed most of the remaining increase. Additionally, headcount increases in sales and marketing of our EH&S product line were offset by savings realized from headcount reductions in the fourth quarter of 2003, following the divestiture of our ultra clean processing business.

Other Expense (Income)

Other (income) was U.S.$(1.4) million for the year ended December 31, 2004 as compared to other (income) of U.S.$(0.6) million for the year ended December 31, 2003. The increase is a result of a U.S.$1.0 million gain from receipt and sale of shares of Prudential Financial, Inc. (see footnote 6).

Provision (Benefit) for Income Taxes

Provision for income taxes increased to U.S.$4.7 million, or 29% of income from continuing operations before income taxes for the year ended December 31, 2004 from a provision of U.S.$3.7 million, or 54% of income from continuing operations before income taxes, for the year ended December 31, 2003. During 2004, a U.S.$.5 million tax credit was received from New York State, which resulted in a reduction of the effective tax rate by 3.2%. During 2003, a U.S.$1.1 million valuation allowance was recorded against the Company's deferred tax assets, which resulted in the effective tax rate being increased by 16%, as well as the implementation of certain tax planning strategies. The remaining difference was due to changes in the earnings mix amongst tax jurisdictions.

Discontinued Operations, net of tax

The Company recorded a loss from discontinued operations of U.S.$2.0 million for the year ended December 31, 2004 compared to a loss of U.S.$12.5 million for the year ended December 31, 2003. During 2004, the Company wrote down a portion of its deferred tax asset relative to specific loss carryforwards that were recorded as part of the acquisition of the patterning solutions software business of U.S.$1.4 million. Additionally, the patterning solutions business incurred losses from operations of U.S.$1.3 million. These losses were offset by the ultra clean business income from operations of U.S.$.6 million, which resulted from gains on sale of inventory and collection of fully reserved accounts receivable and loan balances. During 2003, the Company recorded a goodwill and intangible asset impairment charge of U.S.$7.4 million related to the patterning solutions business as well as U.S.$2.3 million charge and loss from operations associated with the divestment of the ultra clean processing business.

Net Income(Loss)

Net income increased to U.S.$9.4 million, or 5.0% of net sales, for the year ended December 31, 2004 from U.S.$(9.4) million, or (6.0)% of net sales, for the year ended December 31, 2003.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Net Sales

Net sales increased by 21.0% to U.S.$157.6 million for the year ended December 31, 2003 from U.S.$130.3 million for the year ended December 31, 2002. This increase is due primarily to favorable changes in exchange rates relative to the U.S. Dollar and higher sales within our semiconductor vacuum and general vacuum instrumentation segments. Price changes did not have a significant impact on our net sales, however, our European sales are subject to a currency translation effect due to the weak US Dollar. Sales for the year ended December 31, 2003 were positively impacted by changes in currency exchange rates of U.S.$11.3 million, primarily with respect to the Swiss Franc, Yen and the Euro, as compared to 2002.

      Semiconductor Vacuum Instrumentation Segment. Net sales increased by 19.4% to U.S.$36.7 million for the year ended December 31, 2003 from U.S.$30.7 million for the year ended December 31, 2002. This increase resulted from improved demand for PKC instruments and software from semiconductor manufacturers in the United States and Asia, primarily the result of a large sale to Samsung Electronics Co. Ltd, as well as sales of thin film equipment resulting from an increased demand by flat panel display and optical storage equipment OEM customers. Additionally, favorable changes in exchange rates relative to the US Dollar had a favorable impact of U.S.$2.0 million.

      General Vacuum Instrumentation Segment. Net sales increased by 21.4% to U.S.$120.9 million for the year ended December 31, 2003 from U.S.$99.6 million for the year ended December 31, 2002. This increase resulted from higher EH&S product sales from the U.S. military and homeland defense agencies coupled with favorable changes in exchange rates relative to the US Dollar of U.S.$9.3 million. This increase was primarily offset by a lower demand for our Leak Detection products by our U.S. industrial customers.

Gross Profit

Gross profit increased by 21.9% to U.S.$70.6 million, or 44.7% of net sales, for the year ended December 31, 2003 from U.S.$57.9 million, or 44.5% of net sales, for the year ended December 31, 2002. Although the overall percentage remained relatively flat, there was a decline due to changes in foreign exchange rates relative to the U.S. dollar , which were offset by the favorable absorption of fixed costs in the Vacuum Control and EH&S product lines.

Research and Development

Research and development costs increased by 11.2% to U.S.$17.9 million, or 11.3% of net sales, for the year ended December 31, 2003 from U.S.$16.1 million, or 12.3% of net sales, for the year ended December 31, 2002. This increase was driven primarily by the acquisition of Sentex Systems during 2003, increased new product development activity for PKC products for the semiconductor industry, and changes in foreign exchange rates relative to the U.S. dollar of U.S.$1.5 million.

Selling, General and Administrative

Selling, general and administrative expenses increased by 18.6% to U.S.$46.6 million, or 29.6% of net sales, for the year ended December 31, 2003 from U.S.$39.3 million, or 30.1% of net sales, for the year ended December 31, 2002. This increase is primarily the result of additional costs following the acquisition of Sentex Systems during 2003, changes in foreign exchange rates relative to the U.S. dollar of U.S.$3.5 million, higher compensation and commission cost associated with the growth of the EH&S product line and additional pension and compensation costs.

Other Expense (Income)

Other (income) was U.S.$(0.6) million, or 0.4% of net sales, for the year ended December 31, 2003 as compared to other expense of U.S.$0.4 million, or 0.3% of net sales, for the year ended December 31, 2003. The increase in other income is primarily the result of foreign currency gains recognized during the year ended December 31, 2003.

Provision (Benefit) for Income Taxes

Provision for income taxes increased to U.S.$3.7 million, or 54.4% of income before income taxes for the year ended December 31, 2003 from a (benefit) of U.S.$(0.1) million, or 4.3% of income before taxes, for the year ended December 31, 2002. The increase in the provision for income taxes resulted from a U.S.$1.1 million valuation allowance relating to the Company's analysis of its deferred tax assets, as well as the implementation of certain tax planning strategies. The remaining change in the effective tax rate was due to changes in the earnings mix amongst tax jurisdictions.

Discontinued Operations, net of tax

The Company recorded a loss from discontinued operations of U.S.$12.5 million for the year ended December 31, 2003 compared to a loss of U.S.$2.8 million for the year ended December 31, 2002. A goodwill and intangible asset impairment charge of U.S.$7.4 million related to the patterning solutions business was recorded during the third quarter of 2003. Additionally, a loss from operations of patterning solutions of U.S.$1.3 million was incurred during 2003. During 2003, U.S.$2.3 million in costs associated with the divestment of the ultra clean processing business were incurred. These ultra clean divestment costs were partially offset by a U.S.$1.6 million lower loss from operations for the year ended December 31, 2003.

Net Income (Loss)

Net income(loss) was U.S.$(9.4) million, or (6.0)% of net sales, for the year ended December 31, 2003 from U.S.$.1 million, or 0.0% of net sales, for the year ended December 31, 2002.

B.    Liquidity and Capital Resources.

The following table sets forth, for the periods indicated, selected cash flow information.

                                                                        2004                  2003
                                                                    ------------------------------

Net income (loss)                                                   $  9,421              $ (9,389)
  Depreciation and amortization                                        4,863                 5,222
  Other non-cash adjustments                                           3,038                 7,430
    Change in trade accounts receivable                                2,451                (4,481)
    Change in inventories                                               (341)                2,317
    Change in other assets and liabilities                             3,690                  (209)
                                                                    ------------------------------
Net cash provided by operating activities                             23,122                   890

  Purchases of property, plant and equipment                          (3,745)               (4,109)
  Purchase of short-term investments                                  (5,048)                   --
  Other                                                                1,038                (1,500)
                                                                    ------------------------------
Net cash used in investing activities                                 (7,755)               (5,609)

Net cash provided by financing activities                                 34                   208

Effect of exchange rate changes on cash and cash equivalents           3,641                 3,739
                                                                    ------------------------------

Cash and cash equivalents at end of period                          $ 56,116              $ 37,074
                                                                    ==============================

Historically, we have been able to finance our operations and capital requirements through cash provided by operations. The increase in operating cash flow of U.S. $22.2 million was primarily the result of improved operating results and working capital. Improved inventory turnover and days sales outstanding generated U.S.$2.1 million of increased cash flow as well as higher commissions, profit sharing and incentive accruals. Cash contributions to Company's defined benefit pension plans were U.S.$ 2.9 million and U.S.$2.3 million for 2004 and 2003, respectively.

Investing activities consisted of purchases of capital equipment, two acquisitions in 2003 and sale of investments in 2004. During 2004 and 2003, capital expenditures were relatively unchanged and approximately U.S.$1.0 million less than depreciation levels. During 2004, the Company invested U.S.$5.0 million in short-term investments, primarily certificates of deposit and other time deposits with maturities between three months and twelve months. Finally, during 2004, the Company sold U.S.$ 1.0 million of stock it owned in Prudential Financial, Inc. (see footnote 6). During 2003, the Company acquired the New Vision Systems and Sentex Systems, Inc., which results in net cash outflow U.S.$1.5 million (see footnote 3).

Borrowing Arrangements

The Company has a U.S.$30.0 million working capital financing arrangement with Credit Suisse. The financing arrangement can be either in the form of a current account overdraft facility, fixed advances with a maximum maturity of twelve months, bid/advance payment/performance bonds, issuance of letters of credit, or as margin coverage for foreign exchange forward transactions. The working capital financing automatically extended for one year on November 23, 2004. The Company had U.S.$0 outstanding under the arrangement as of December 31, 2004 and 2003.

The Company has revolving credit facilities with HypoVereinsbank in Hong Kong Dollars, which approximates U.S.$1.8 million. These facilities can be in the form of working capital financing and/or margin coverage arrangement for foreign exchange forward transactions. The working capital financing arrangement can be either in the form of a current account overdraft facility, fixed advances with a maximum maturity of nine months, short term trust receipt financing, issuance of letters of credit, or issuance of bank guarantees. The working capital financing arrangement expires on June 30, 2006 and the Company had U.S.$470 and U.S.$0, respectively, outstanding under the arrangement as of December 31, 2004 and 2003.

Notes Receivable from Officers

We made full recourse loans available to our executive officers eligible to participate in the leveraged share plan for the purpose of purchasing up to 80% of the shares allocated to them under the plan. Loans made to executive officers have a term of 7 years and are on a recourse basis. The loans are collateralized by all of the shares purchased under the leveraged share plan, and we have either a first, or, if a portion of the shares are financed or refinanced by another lender, a second lien on the shares. The loans have an interest rate equal to 120% of the mid-term applicable federal rate (as defined in the Internal Revenue Code) determined on the date the loans are made. The balances of the loans payable to us are offset against the value of the shares on our balance sheet. As of December 31, 2004 and 2003, there is an outstanding balance on the loans of U.S.$0.4 million.

We currently believe the cash generated from operations, together with our cash balance and borrowings available under our lines of credit, will be sufficient to satisfy our working capital and capital expenditure requirements for the foreseeable future.

C.    Research and development, patents and licenses, etc.

For a description of our research and development policies for the last three years, please refer to "Information on the Company-Business Overview-Research and Development."

D.    Trend Information.

Since our products are used by many different industries, there are multiple trends that influence our business. We have grouped the industries we serve into four end markets that we distinguish. These are the general vacuum processes market, the semiconductor and vacuum coating markets, the refrigeration and air/conditioning market and the emergency response and security market.

Below is an overview of the historic development of sales (in MUSD) to each of our four end markets:

                                                             Emergency
             General Vacuum     Semicond. &    Refrig. &    Response &
                  Processes    Vac. Coating     Aircond.      Security    Total

      2002             61.9            31.9         24.3          12.2   $130.3
      2003             67.6            43.6         24.0          22.4   $157.6
      2004             82.7            58.8         28.1          18.5   $188.1

The general vacuum processes market is the largest market and includes a broad variety of industries. This includes industries like life sciences, research, aviation, chemical and many others. We serve the majority of these customers indirectly through our private label customers so we do not have detailed information about the end customers. This market is also a very stable with typically small changes in demand over time. During 2004 we have experienced growth in this market as a result of improving economic conditions in Europe, in particular, but also globally.

The semiconductor and vacuum coating markets include semiconductor chipmakers and semiconductor, flat panel display, data storage and ophthalmic equipment manufacturers as well as other specialized vacuum coating industries. This market segment is the most volatile area of our business and is subject to sudden and significant changes in demand both up and down. While we expect that this sector will remain volatile, we believe we are well positioned to outperform the sector as a whole because of our focus and leadership in emerging technologies and employing some of the most advanced enabling technologies in our manufacturing environment. In 2004, we experienced a recovery in these markets from a previous prolonged downturn in 2001 through 2003, and recently we are seeing some signs of weakness again, making the trend for 2005 uncertain.

The refrigeration and air conditioning market includes manufacturers of cooling appliances such as refrigerators for commercial and residential use and air conditioners for commercial, residential and automotive use. Also included in this market are wholesalers and distributors who serve the service industry for cooling and air conditioning market. This market is more stable and is driven by a global trend towards regulating indoor air temperatures particularly in areas of warmer climate. Approximately 20% of our sales to this market have a seasonal pattern with increasing sales in the first and second quarter and decreasing sales in the third and fourth quarter of each calendar year.

The emergency response and security market includes military agencies, civil emergency response agencies on federal, state and municipal level, industrial hygiene, water safety and environmental protection customers. Following the terror attacks in 2001 in the U.S. the demand for chemical security products like our HAPSITE has grown significantly. While this demand was driven at first primarily by U.S. military agencies, we are now seeing increased international demand by both military and non-military customers. However, sales to U.S. military agencies still account for a majority of our sales on an annual basis.

E. & F. Off Balance Sheet Arrangements and Contractual Obligations

      A summary of contractual obligations and commitments as of December 31, 2004 is as follows:

                               Less than   1 - 3      3 - 5   More than
                                 1 Year    Years      Years    5 Years    Total
                                ------     ------     ------   -------   -------

Operating Leases                $4,978     $9,384     $9,535   $14,240   $38,137

Purchase Obligations               768        438                        $ 1,206

Total Contractual Obligations   $5,746     $9,822     $9,535   $14,240   $39,343

The Company leases some of its facilities and machinery and equipment under operating leases, from Unaxis and third parties, expiring in years 2005 through 2014. Generally, the facility leases require the Company to pay maintenance, insurance and real estate taxes. Purchase obligations include amounts committed under legally enforceable contracts or purchase orders for goods or services with defined terms as to price, quantity, delivery and termination liability.

Derivative Financial Instruments

The Company maintains a foreign currency exchange risk management strategy that uses derivative instruments, in the form of forward exchange contracts, to hedge against future movements in foreign exchange rates that affect certain foreign currency denominated sales and related purchase transactions, caused by currency exchange rate volatility. These contracts are designated as cash flow hedges and generally have durations of less than one year. The Company attempts to match the forward contracts with the underlying items being hedged in terms of currency, amount and maturity. The primary currencies in which the Company has exposure are the Japanese Yen, the Swiss Franc, Euro and U.S. Dollar. This exposure arises in certain locations from intercompany purchases and sales of inventory in foreign currency for resale in local currency, in addition to intercompany billings relating to research and development and management services.

The Company's accounting policy, for derivative financial instruments, is based on its designation of such instruments as hedging transactions. An instrument is designated as a hedge based in part on its effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. The Company records all derivatives on the balance sheet at fair value. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The gain or loss (ineffectiveness) on the derivative instrument in excess of the hedged item, if any, is recognized in current earnings during the period in which it occurs. The Company's unrealized net losses under foreign currency contracts at December 31, 2004 and 2003, are included in accumulated other comprehensive income, net of taxes. These unrealized net losses are expected to be recognized into earnings over the next twelve months. The Company recognized gains net of taxes from ineffective hedges of U.S.$264 in 2002.

                                                                    2004   2003
                                                                    -----  -----

Aggregate value of contracts for sale of U.S. Dollars               2,300  2,200

Aggregate value of contracts for exchange of all other currencies   3,000  4,269

Unrealized net losses under foreign currency contracts                 78     13

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), "Share-Based Payment", which is a revision of SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. Pro forma disclosure of the income statement effects of share-based payments is no longer an alternative. SFAS No. 123(R) is effective for all periods after July 1, 2005. In addition, companies must also recognize compensation expense related to any awards that are not fully vested as of the effective date. Compensation expense for the unvested awards will be measured based on the fair value of the awards in accordance with the provisions of SFAS No. 123. The Company is currently assessing the impact of adopting SFAS 123(R) to its consolidated financial statements.

Item 6. Directors, Senior Management, and Employees

A. - C. Directors and Senior Management, Compensation, and Board Practices

For details please see Exhibit 99, "Corporate Governance," as required by the SWX Swiss Exchange.

D.    Employees.

      The following table shows a breakdown of employees by main category of activity and geographic location as of December 31, 2004:

                                                North
      Employees by Activity           Europe    America   Asia     Total
                                  ------------------------------------------

      Manufacturing & Service         173       114       28       315

      Research and Development         62        66       --       128

      Sales & Marketing                69        84       59       212

      General Administration           35        32        7        74

      Total                           339       296       94       729

      Additionally, we had 724 and 694 full time employees as of December 31, 2003 and 2002, respectively.

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

      In Germany, employers and unions generally negotiate collective bargaining agreements annually. The general umbrella agreement that covers our workers was entered into for an indefinite term. A separate agreement, which covers compensation and benefit matters and is usually entered into for a period of one year, has a two-year term this time which expires in February 2006.

      Our employees at our Cologne, Germany and Balzers, Liechtenstein facilities are represented by workers councils, elected by all non-management employees. In Germany, the members serve a four-year term and elections were held in February 2002. In Liechtenstein, elections of the new members were held in January 2004 and the members serve a three-year term.

      The works councils facilitate communications between us and our staff at the facility level. The members of our works councils share responsibilities with us for managing staff-related matters and working condition issues such as compensation issues (within the framework provided by the collective bargaining agreement), the hiring of new employees, working hours, working shifts or matters relating to employee facilities. In Germany, the rights and responsibilities of works council are set forth in the German Works Council Constitution Act (Betriebsverfassungsgesetz). The German Works Council Constitution Act provides, among other things, that any termination of an employee must be approved by members of the works council. Similarly, scheduled overtime work must generally be approved by the works council.

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

      Except as otherwise determined by the board of directors, none of the shares purchased under this plan may be transferred or sold until the fourth anniversary of the closing of the offering. In the case of an employee's termination of employment as a result of resignation, dismissal for cause, retirement or disability (unless otherwise determined by the board of directors or any compensation committee of the board of directors), the shares were subject to the lock up agreement through November 8, 2004.

      The options are non-transferable and expire on the seventh anniversary of the date of grant. Fifty percent of the options vested and became exercisable on the second anniversary of the date of the grant and the remaining 50% of the options vested and became exercisable on the third anniversary of the date of grant. In the case of an employee's termination of employment as a result of resignation other than as a result of a material adverse change in (i) his or her compensation or (ii) the material terms of his or her employment, or dismissal (other than for cause) unvested options lapse without compensation, and vested options may be exercised within 90 days. Upon an employee's termination of employment as a result of a termination of employment without cause or a resignation due to a material adverse change in (i) his or her compensation or (ii) the material terms of his or her employment, all vested options remain exercisable for the term of the options. In the case of termination of employment for cause, all vested options lapse with immediate effect. In the case of termination of employment upon death or as a result of retirement or disability, unless otherwise determined by the board of directors or any compensation committee of the board of directors, vested options may be exercised within 360 days. The underlying shares related to the options will be made available by us through authorized but non-issued shares (conditional share capital) of us or through shares purchased in the market.

      We made loans available to executive officers for purposes of purchasing up to 80% of the shares allocated to them under the plan. The loans are for a term of 7 years. The loans were made on a full recourse basis and are collateralized by all shares purchased under the plan by such executive officer or key employee and we have either a first or if a portion of the shares are financed or refinanced by another lender, a second lien on the shares. The loans have an interest rate equal to 120% of the mid-term applicable federal rate (as defined in the Internal Revenue Code) determined on the date the loans are made. The restrictions on transfer under the leveraged share plan will be released to the extent that it is necessary for us or any other lender to realize on security in the shares. As of December 31, 2004 and 2003, we had outstanding loans to executive officers in an aggregate amount of approximately U.S.$0.4 million.

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

      Key Employee & Management Stock Option Plan - In fiscal year 2001 the Board of Directors approved the Key Employee Stock Option Plan. The purpose of the plan is to provide management and key employees of the Company with an opportunity to become shareholders, and in addition, to obtain options on shares and allow them to participate in the future success of the Company. It is intended that the plan will provide an additional incentive for key employees to maintain continued employment, contribute to the future success and prosperity, and enhance the value of the Company. Accordingly, the Company will, from time to time during the term of this plan, grant to such key employees options to purchase shares in such amounts as the Company shall determine, subject to the conditions provided in the plan. The plan is effective from May 15, 2001, and shall remain in effect through May 15, 2011.

For additional information please refer to Exhibit 99 "Corporate Governance," as required by the SWX Swiss Exchange.

Item 7. Major Shareholders and Related Party Transactions

A.    Major Shareholders.

For details please see Exhibit 99, "Corporate Governance," as required by the SWX Swiss Exchange.

B.    Related Party Transactions.

Agreements in Connection with our Separation from Unaxis

In connection with our separation from Unaxis and our initial public offering on November 9, 2000, we entered into a number of agreements with related parties. The summary description of these agreements below does not purport to be complete. You should read the full text of these agreements which were included as exhibits to the registration statement on Form F-1 filed with the Securities Exchange Commission in connection with our initial public offering and which are incorporated herein by reference. The registration statement (including the exhibits and schedules thereto) may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and are also available for inspection and copying at the regional offices of the Securities and Exchange Commission. The addresses of these offices can be found on the SEC website at: http://www.sec.gov.

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

Non-Compete. We use subsidiaries of Unaxis as a distribution channel for some of our Vacuum Control products. Generally speaking, we distribute these products directly to OEMs and end users and the Unaxis subsidiaries distribute these products to OEMs and end users under their private label. Except for these areas which relate to leak detection and those described in "Intellectual Property Assignment and License Agreements" below, we and Unaxis have agreed not to compete with each other in our core lines of business for a period of five years after the separation date. The bi-lateral non-compete provisions of the agreement will expire during 2005.

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

      (3)   Vacuum Control:

            Capacitance diaphragm gauges (including such gauges with a ceramic diaphragm), Bayard Alpert gauges, Penning gauges, Pirani gauges and combination gauges. Various valves and fittings, including integrated gas-dose controllers.

            We have agreed not to compete with Unaxis in the following businesses:

      (1)   Information Technology:

            Semiconductor technology, including systems and processes used in the manufacture of application-specific integrated circuits and coatings for ultra thin semiconductor substrates. Data storage, including optical and magnetic storage. Displays, including TFT displays and large area coating. Optical coating systems and components. Coating materials.

      (2)   Surface Technology:

            Tool coatings. Component coatings. Decorative coatings.

            In the fields of information and surface technology we may, however, compete with Unaxis in connection with copper wire bonding processes in back end semiconductor manufacturing processes; the continued sale of the small ultra high-vacuum coater for research and development applications; and in any instrumentation that is used to monitor or control processes, such as our PKC products.

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

Termination. The master separation agreement terminated on the earlier of mutual consent of Unaxis and us and three years from the date of the separation.

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

      o A license agreement between INFICON, as licensor, and Unaxis, as licensee, provides for the Unaxis entities' use of the intellectual property we acquired under the intellectual property assignment agreements described above. This license allows the Unaxis entities to use such intellectual property exclusively for five years, and non-exclusively thereafter, in the field of designing, producing, selling and servicing information technology, surface technology and components relating thereto. This license also allows the Unaxis entities to use such intellectual property non-exclusively in all other fields outside of the field of designing, producing, selling and servicing of PKC systems, semiconductor cleaning systems, leak detection products and various gauges, valves and fittings associated with vacuum processes. This license is royalty-free, perpetual, and worldwide.

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


Item 8. Financial Information

A.    Consolidated Statements and Other Financial Information.

      Index to Financial Statements

                                                                     Page Number
                                                                     -----------

Consolidated Balance Sheets as of December 31, 2004 and 2003                 F-3

Consolidated Statements of Income for the three years in the
      period ended December 31, 2004                                         F-4

Consolidated Statements of Stockholders' Equity for the
      three years in the period ended December 31, 2004                      F-5

Consolidated Statements of Cash Flows for the three years in
      the period ended December 31, 2004                                     F-6

Notes to Consolidated Financial Statements                                   F-7

Legal Proceedings

We are not currently involved in any material court, arbitral, or administrative proceedings, nor are we aware of any such proceeding pending or threatened.

Dividend Policy

We currently intend to retain all future earnings to finance future growth and therefore do not anticipate proposing to our shareholders the payment of any dividends.

B.    Significant Changes.

Since the date of the annual financial statements included in this annual report, the only significant change is that on February 17, 2005 the Company announced its intention to voluntarily delist its American Depositary Shares from the Nasdaq National Market and terminate its American Depositary Receipts program. For more detailed discussion please refer to section "Rights of ADR Holders" contained within Item 10. B. of Part I.

Item 9. The Offer and Listing

A.    Offer and Listing Details.

The Company's registered shares are listed and principally traded on the Swiss Exchange, where prices are expressed in Swiss Francs. The Company's registered shares are also traded on the Nasdaq National Market as American Depositary Shares. On February 17, 2005 the Company announced its intention to voluntarily delist its American Depositary Shares from the Nasdaq National Market and terminate its American Depositary Receipts program. For more detailed discussion please refer to section "Rights of ADR Holders" contained within Item 10. B. of
Part I. The table below presents, for the registered shares on the Swiss Exchange and Nasdaq National Market the:

      o     annual high and low market prices for the last three years and,

      o     high and low market prices for each financial quarter for 2004 and,

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

For the last three years and each financial quarter for 2004, our high and low marked prices have been:

      Period                            High                                    Low
-------------------      ----------------------------------     -----------------------------------
                         Shares (in CHF)     ADSs (in U.S.$)    Shares (in CHF)     ADSs (in U.S.$)
                         ---------------     ---------------    ---------------     ---------------
Year Ended
December 31, 2002            179.00                10.74                51.00              3.40
December 31, 2003            116.25                 8.85                44.00              3.31
December 31, 2004            138.50                10.86                69.80              5.60

Quarter Ended
March 31, 2004               138.50                10.86               105.00              8.06
June 30, 2004                123.25                 9.64               101.00              7.79
September 30, 2004           112.25                 8.97                84.00              6.62
December 31, 2004             87.00                 7.50                69.80              5.60

B.    Plan of Distribution.

      Not applicable.

C.    Markets.

      Our shares are listed on the SWX Swiss Exchange and our ADSs are listed on The Nasdaq National Market, in each case under the symbol "IFCN." On February 17, 2005, the Company announced its intention to voluntarily delist its American Depositary Shares from the Nasdaq National Market and terminate its American Depositary Receipts program. For more detailed discussion please refer to "Rights of ADR Holders" contained within Item 10.B. of Part I.

D.    Selling Shareholders.

      Not applicable.

E.    Dilution.

      Not applicable.

F.    Expenses of the Issue.

      Not applicable.

Item 10. Additional Information

A.    Share Capital.

      Not applicable.

B.    Memorandum and Articles of Association.

      Set forth below is a summary description of the material provisions of our articles of incorporation and Swiss law relating to our company purpose and shareholder rights. On February 17, 2005, the Company announced its intention to voluntarily delist its American Depositary Shares from the Nasdaq National Market and terminate its American Depositary Receipts program.

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

      There is no provision in our articles of incorporation requiring a presence quorum at shareholders' meetings. On November 9, 2000, INFICON obtained an exemption from Nasdaq under Marketplace Rule 4350(a) to comply with the minimum quorum requirement of rule 4350(f). As a result, any meeting of holders of common voting stock of INFICON do not need to meet the minimum quorum requirement of 33 1/3 percent of the outstanding shares of the Company's common voting stock as set by Nasdaq.

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

The Rights of ADR Holders

      Cancellation of ADR Program

      On February 17, 2005, the Company announced its intention to voluntarily delist its American Depositary Shares (each, an "ADS") underlying American Depositary Receipts (each, an "ADR") from the Nasdaq National Market ("Nasdaq") and terminate its ADR program.

      The Company gave notice to Nasdaq to delist the Company's ADSs, effective as of the open of business, New York City time, on March 21, 2005, and to The Bank of New York, the depositary for the Company's ADR program (the "Depositary"), to terminate its ADR program, effective on or about March 19, 2005. In addition, the Company has instructed the Depositary to cease accepting new deposits under the ADR program effective as of February 17, 2005. The Company's outstanding ADRs will remain trading on Nasdaq through the close of business Friday, March 18, 2005, and will be delisted from Nasdaq effective as of the open of business on Monday, March 21, 2005.

      The Company and the Depositary intend to promptly amend the deposit agreement (the "Deposit Agreement") among INFICON, the Depositary and holders of the ADRs to shorten the period from one year to sixty days after the termination date of the Deposit Agreement for ADR holders to exchange their ADRs for underlying common shares of the Company (which are only eligible for trading on the SWX Swiss Exchange) or, failing which, to receive net cash proceeds upon the disposal of the underlying common shares of the Company, represented by ADRs not tendered for exchange within sixty days after the termination date of the Deposit Agreement, on their disposal by the Depositary.

      Following termination of the amended Deposit Agreement, to be effective on or about March 19, 2005, INFICON ADRs will no longer be transferable. Holders will, however, be entitled to return their INFICON ADRs, along with appropriate crediting/transferring instructions, to the Depositary before 5:00 p.m., New York City time, on or about May 18, 2005, and direct the deposit/transfer by book-entry of the appropriate number of underlying INFICON ordinary shares to a SWX Swiss Exchange-eligible custodian, subject to cancellation fees charged by the Depositary pursuant to the Deposit Agreement. No physical securities will be delivered/transferred.

      For INFICON ADRs not submitted to the Depositary for exchange by 5:00 p.m. New York City time on or about May 18, 2005, the Depositary will, as soon as is practicable after that date, sell the common shares underlying each ADR at market prices the Depositary can obtain on the SWX Swiss Exchange. Any remaining INFICON ADR holders after on or about May 18, 2005, may obtain the cash proceeds from the sale, net of any applicable charges, expenses, taxes or governmental charges, by submitting their ADRs to the Depositary.

      The termination of the ADR program does not affect the Company's listing on the SWX Swiss Exchange, where the Company's ordinary shares have been listed since November 9, 2000, and where they will continue to trade after the delisting of the ADRs becomes effective.

      Rights of ADR Holder (prior to February 17, 2005)

      Please refer to our Annual Report on Form 20-F filed April 1, 2004 with the Securities and Exchange Commission under Commission file number 000-30980.

C.    Material Contracts.

For a summary description of the Agreements in Connection with our Separation from Unaxis, to the extent they are material, please see Item 7.B of Part I, "Major Shareholders and Related Party Transactions--Related Party
Transactions.".

For a summary description of the deposit agreement as amended in 2005, between us, The Bank of New York as depositary and the owners and beneficial owners from time to time of ADRs, please see "Additional Information---The Rights of ADR Holders."

For a summary of the Borrowing Agreements with Credit Suisse and HypoVereinsbank, please see Part III Item 18 "Notes to the Consolidated Financial Statements."

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

The lease agreement between Unaxis Balzers AG as landlord and INFICON AG, Balzers as tenant for the manufacturing facility in Balzers, Liechtenstein was entered into on September 1, 2000, and remained in effect until January 31, 2002, at which time it was terminated to relocate the operations to an alternative facility in February 2002. The monthly rent for the new leased facility is CHF 254 (U.S.$189). This new facility is owned by a local private entrepreneur. The lease has a fixed duration of 12 years with options to renew for two additional terms of 7 years. Additionally, the rent may be increased by the landlord according to the Swiss consumer goods index

The lease agreement between BuL Vermietungsgesellschaft mbH & Co. KG as landlord and INFICON GmbH as tenant for the manufacturing facility in Cologne, Germany was entered on July 1, 2000 for a term of ten years. The monthly rent is EURO 111 (U.S.$139) and will be adjusted according to the prevailing German cost of living-index. The lease agreement is governed by German law and contains customary representations and warranties. In addition, landlord and tenant agreed that in the beginning of 2001 the tenant could vacate some of the used area and take over some additional floor-space in other buildings and that the landlord will make a correlating adjustment to the rent.

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

F.    Dividends and Paying Agents.

      Not applicable.

G.    Statements by Experts.

      Not applicable.

H.    Documents on Display.

      Except for the documents listed below, all documents referred to in this annual report were either filed with the Securities and Exchange Commission as exhibits to the registration statement on Form F-1 that became effective on November 8, 2000 or are being filed as exhibits to this annual report on Form 20-F and may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Securities and Exchange Commission. The addresses of these offices can be found on the SEC website at: http://www.sec.gov.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Rate Risk

      Approximately 69%, 64%, and 64% of our net sales in the years ended December 31, 2004, 2003, and 2002, respectively, were recognized through our subsidiaries outside the United States. Our foreign subsidiaries maintain their accounting records in their local currencies. Consequently, period-to-period comparability of our results of operations is affected by fluctuations in exchange rates. We derive a significant portion of our cash flows from foreign-denominated revenue. To the extent the Dollar value of foreign-denominated revenue is diminished as a result of a strengthening U.S. Dollar, our results of operations and cash flows could be adversely affected.

      The primary currencies to which we have exposure are the Japanese Yen, Swiss Franc, Euro, and U.S. dollar. This exposure arises from our sales of inventory among our subsidiaries for resale in local currencies. Consequently, the cash flows from our subsidiaries are affected by exchange rate fluctuations. To reduce the risks associated with foreign currency rate fluctuations, our manufacturing facilities in the United States and Germany enter into forward exchange contracts on a continuing basis for the purpose of controlling economic risks related to accounts receivable not denominated in its local currency, as well as risk related to our probable anticipated, but not firmly committed, transactions. The anticipated transactions whose risks are being hedged are the intercompany purchases of inventory among our various entities for resale in local currency. The time periods of the anticipated transactions that are hedged are generally one year or less.

      We had (gains) and losses from foreign currency transactions and foreign exchange contracts of U.S.$(0.1) million U.S.$(0.4) million and U.S.$0.6 million for the years ended December 31, 2004, 2003 and 2002, respectively, which are recorded as other expense(income), net. The potential fair value loss for a hypothetical 10% change in forward currency exchange rates on our forward exchange contracts is not material. While we do not enter forward exchange contracts for trading purposes, there can be no assurance that any losses realized on such instruments will be fully offset by gains on the underlying exposure. We plan to continue to use forward exchange contracts in order to mitigate the impact of exchange rate fluctuations.

      We have financial instruments, including cash, receivables, and payables, that are denominated in foreign currencies other than in U.S. Dollars. The net asset value of these financial instruments at December 31, 2004 and 2003 was U.S.$52.9 million and U.S.$41.7 million, respectively. The result of a uniform 10% strengthening in the value of the Dollar relative to the currencies in which our net assets are denominated would result in a decrease in the net equity balance of U.S.$8.6 million and U.S.$6.8 million as of December 31, 2004 and 2003, respectively.

Item 12. Description of Securities Other Than Equity Securities

      Not applicable.

                                    PART II

Item 13. Defaults, Dividend Arrearages, and Delinquencies

      None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

      On February 17, 2005 the Company announced its intention to voluntarily delist its American Depositary Shares from the Nasdaq National Market and terminate its American Depositary Receipts program. For more detailed discussion please refer to "Rights of ADR Holders" contained within Item 10. B. of Part I.

Item 15. Controls and Procedures

Item 16. [Reserved]

      A.    Audit committee financial expert

            The Company's Board of Directors has determined that Dr. Thomas Staehelin (Chairman Audit Committee) is the audit committee financial expert serving on its audit committee. Dr. Staehelin satisfies the requirement for independence of an audit committee member as set forth in Nasdaq interim Rule 4200A(a)(14), and the Company expects that he will satisfy the independence requirements of new Nasdaq Rules 4200(a)(15) and 4350(d)(2)(A) by July 15, 2005. Dr. Staehelin's relevant experience includes his membership in the standard setting group for Swiss Generally Accepted Accounting Principles, as well as experience under his name in
      Exhibit 99 "Corporate Governance - 3.1 Members of the Board of Directors, other Activities and Vested Interests, and Internal Organizational Structure."

      B.    Code of Ethics

            We have adopted a Code of Business Conduct and Ethics, which consists of written standards, applicable to all of our officers and employees, reasonably designed to deter wrongdoing and to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest, personal and professional relationship; full, fair, accurate, timely and understandable disclosure in reports and documents that we file with or submit to the Securities and Exchange Commission and in our other public communications; compliance with applicable governmental laws, rules and regulations; prompt internal reporting of violations to the Code to an appropriate person or persons identified in the Code; and accountability for adherence to the Code.

      C.    Principal Accountant Fees and Services

            Fees paid to PricewaterhouseCoopers for the years ended December 31:

                                                   2004        2003
                                                  ------      ------
      Audit                                         $505        $389

      Non-Audit Services*                           $166        $167
                                                  ------      ------

      Total                                         $671        $556
                                                  ======      ======

      * Non-audit services for 2004 and 2003, primarily consist of tax and other audit related services.

      Fees for non-audit services are pre-approved by the audit committee.

      D.    Exemptions from the Listing Standards for Audit Committees

      Not applicable.

      E.    Purchases of Equity Securities by the Issuer and Affiliated
            Purchasers

      Not applicable.

                                    PART III

Item 17. Financial Statements

      We have responded to Item 18 in lieu of responding to this item.

Item 18. Financial Statements

Index to Financial Statements

1.    Audited Financial Statements

                                                                     Page Number
                                                                     -----------

Report of Registered Public Accounting Firm                                  F-2

Consolidated Balance Sheets as of December 31, 2004 and 2003                 F-3

Consolidated Statements of Income for the three years in the
      period ended December 31, 2004                                         F-4

Consolidated Statements of Stockholders' Equity for the three
      years in the period ended December 31, 2004                            F-5

Consolidated Statements of Cash Flows for the three years of
      the period ended December 31, 2004                                     F-6

Notes to Consolidated Financial Statements                                   F-7

      Item 19. Exhibits

      Index to Exhibits

Exhibit
No.            Description
---            -----------

 1.1*          Underwriting Agreement
 1.2*          Share Lending Agreement
 2.1*          Master Separation Agreement between Unaxis Holding AG and
               INFICON Holding AG dated August 31, 2000
 3.1*          Articles of Incorporation of the Registrant (English translation)
 3.2           INFICON Holding AG, a Swiss Company, is not required to have
               By-laws under Swiss law
 4.1*          Deposit Agreement, dated as of  November 8 , 2000, among the
               Registrant, The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary
               Receipts, including the form of American Depositary Receipt
 4.2           Deposit Agreement, dated as of  November 8 , 2000, among the
               Registrant, The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary
               Receipts, including the form of American Depositary Receipt; as amended February 2005
10.1*          INFICON Leveraged Share Plan
10.2*          INFICON Discounted Share Purchase Plan
10.3.1*        Intercompany Service Agreement between Leybold Vakuum GmbH and
               INFICON GmbH
10.3.2*        Intercompany Service Agreement between Unaxis Balzers Limited and INFICON Limited
10.3.3*        Intercompany Service Agreement between Leybold Vacuum UK Limited and INFICON Limited
10.3.4*        Intercompany Service Agreement between Leybold Vacuum Japan Co.,
               Ltd and INFICON Co., Ltd.
10.3.5*        Intercompany Service Agreement between Leybold Vacuum Korea Ltd.
               And INFICON Ltd.
10.3.6*        Intercompany Service Agreement between Unaxis Singapore Pte.
               Ltd. and INFICON Pte Ltd.
10.3.7*        Intercompany Service Agreement between Leybold Vacuum Products,
               Inc. and INFICON, Inc.
10.3.8*        Intercompany Service Agreement between INFICON, Inc. and Leybold
               Vacuum Products, Inc.
10.3.9*        Intercompany Service Agreement between Leybold Vacuum France SAS and INFICON SARL
10.3.10*       Intercompany Service Agreement dated as of November 1, 2000, between Balzers and Leybold Taiwan Ltd., as Providing Company
               and INFICON Ltd. As Receiving Company.
10.4.1*        Asset Purchase Agreement between Leybold Inficon, Inc. and
               INFICON, Inc.
10.4.2*        Asset Purchase Agreement between Leybold Vakuum GmbH and INFICON
               GmbH, Cologne (formerly known as Leybold Vakuum Deutschland
               GmbH), including Supplementary Agreement thereto
10.4.3*        Asset Purchase Agreement between Unaxis Balzers Limited and
               INFICON Limited
10.4.4*        Asset Purchase Agreement between Leybold Vacuum UK Limited and
               INFICON Limited
10.4.5*        Asset Purchase Agreement between Leybold Vacuum Japan Co., Ltd.
               And INFICON Co., Ltd.
10.4.6*        Asset Purchase Agreement between Leybold Vacuum Korea Ltd. And
               INFICON Ltd.
10.4.7*        Asset Purchase Agreement between Unaxis Singapore Pte Ltd and
               INFICON Pte. Ltd.
10.4.8*        Asset Purchase Agreement between Balzers and Leybold China
               Limited and INFICON Limited
10.4.9*        Asset Purchase Agreement between Leybold SAS and INFICON GmbH,
               Cologne regarding sales of assets of French subsidiary,
               including English translation thereof
10.4.10*       Asset Purchase Agreement between Leybold SAS and INFICON
               Limited, Liechtenstein regarding sale of assets of French
               subsidiary, including English translation thereof
10.4.11*       Asset Purchase Agreement between Balzers and Leybold Taiwan,
               Ltd. And INFICON Ltd. Regarding sale of assets of Taiwanese subsidiary
10.5*          Tax Deed between Unaxis Holding AG and INFICON Holding AG
10.6*          Intellectual Property Assignment from Leybold Vakuum GmbH to
               INFICON GmbH
10.7*          Intellectual Property Assignment from Leybold Inficon, Inc. to
               INFICON GmbH
10.8*          Intellectual Property Assignment from Unaxis Balzers Limited to
               INFICON GmbH

10.9*          Ultra Clean License Agreement between Unaxis Balzers Limited and
               INFICON GmbH, including Side Agreement thereto
10.10*         Intellectual Property License Agreement between INFICON GmbH
               (Cologne) and INFICON GmbH
10.11*         Intellectual Property License Agreement between INFICON GmbH and
               INFICON Limited
10.12*         Intellectual Property License Agreement between INFICON GmbH and
               Unaxis Balzers Limited
10.13*         Intellectual Property License Agreement between INFICON GmbH and
               INFICON, Inc.
10.14*         Lease Agreement for manufacturing facilities in Cologne, Germany between INFICON GmbH and Balzers and Leybold Holding AG dated
               August 31, 2000 with English translation
10.15*         Lease Agreement for manufacturing facilities in
               Balzers, Liechtenstein between INFICON AG and Balzers
               AG dated August 31, 2000 with English translation
10.16*         Employment Agreement between James L. Brissenden and
               Leybold Inficon Inc.
10.17*         Loan Agreement between INFICON Holding AG and Credit
               Suisse
10.18t         Directors stock option plan
10.19t         Management stock option plan
10.20t         Key employee stock option plan
10.21**        Employment Agreement dated January 1, 2004 between
               Lukas Winkler and INFICON Holding AG.
10.22**        Employment Agreement dated October 3, 2003 between
               Peter G. Maier and INFICON Holding AG.
10.23**        Separation Agreement and General Release dated August
               12, 2003 between INFICON, Inc. and James L. Brissenden
14             Code of Business Conduct and Ethics
23.1           Consent of PricewaterhouseCoopers LLP
31.1           Certification required by Rule 13a-14(a) and
               Sarbanes-Oxley Act Section 302(a) by Lukas Winkler.
31.2           Certification required by Rule 13a-14(a) and
               Sarbanes-Oxley Act Section 302(a) by Peter G. Maier.
32(a).1        Statement furnished pursuant to Sarbanes-Oxley Act
               Section 906 by Lukas Winkler.
32(a).2        Statement furnished pursuant to Sarbanes-Oxley Act
               Section 906 by Peter G. Maier.
99.1           Corporate Governance Report required by the Swiss
               Stock Exchange
99.2           INFICON Holding AG (stand-alone financial statements
               complying with Swiss Law)

----------

      * Incorporated by reference to our registration statement on Form F-1 and to our Annual Report on Form 20-F filed April 2, 2001, filed with the Securities and Exchange Commission.

      t Incorporated by reference to our registration statement on Form S-8 filed with the Securities and Exchange Commission on May 28, 2002 as Registration No. 333-89214.

      ** Incorporated by reference to our Annual Report on Form 20-F filed April 1, 2004 with the Securities and Exchange Commission under Commission file number 000-30980.

                               INFICON Holding AG

                        Consolidated Financial Statements

                  Years ended December 31, 2004, 2003, and 2002

Report of Registered Public Accounting Firm..................................F-2
Consolidated Balance Sheets..................................................F-3
Consolidated Statements of Income............................................F-4
Consolidated Statements of Stockholders' Equity..............................F-5
Consolidated Statements of Cash Flows........................................F-6
Notes to Consolidated Financial Statements...................................F-7

PRICEWATERHOUSECOOPERS[LOGO]

                                                      PricewaterhouseCoopers LLP
                                                        1100 Bausch & Lomb Place
                                                         Rochester NY 14604-2705
                                                        Telephone (585) 232 4000
                                                        Facsimile (585) 454 6594

             Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Shareholders of INFICON Holding AG

In our opinion, the consolidated financial statements listed in the index appearing under Item 18, on page 53, present fairly, in all material respects, the financial position of INFICON Holding AG and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 18, on page 53, presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP

March 7, 2005

                               INFICON Holding AG

                           Consolidated Balance Sheets
                (U.S. Dollars in Thousands, except share amounts)

                                                                                December 31
                                                                            2004            2003
                                                                            ----            ----
Assets
Current assets:
  Cash and cash equivalents                                              $  56,116       $  37,074
  Short-term investments                                                     5,048              --
  Trade accounts receivable, net                                            19,998          22,197
  Accounts receivable - affiliates                                             735              94
  Inventories, net                                                          21,029          19,395
  Deferred tax assets                                                        2,650           3,161
  Other current assets                                                       3,177           2,950
                                                                         ---------       ---------
Total current assets                                                       108,753          84,871

Property, plant and equipment, net                                          22,779          22,398
Intangibles, net                                                             1,334           1,526
Deferred tax assets                                                         37,134          39,293
Other assets                                                                 2,165           2,586
                                                                         ---------       ---------
Total non-current assets                                                    63,412          65,803

Total assets                                                             $ 172,165       $ 150,674
                                                                         =========       =========

Liabilities and stockholders' equity
Current liabilities:
  Trade accounts payable                                                 $   6,092       $   5,918
  Accounts payable - affiliates                                                268             193
  Accrued liabilities                                                       15,081          12,911
  Income taxes payable                                                       1,617             962
  Deferred tax liabilities                                                   1,005             545
                                                                         ---------       ---------
Total current liabilities                                                   24,063          20,529

Deferred tax liabilities                                                       550             479
Other liabilities                                                            5,248           3,907
                                                                         ---------       ---------
Total non-current liabilities                                                5,798           4,386

Total liabilities                                                           29,861          24,915

Stockholders' equity:
  Common stock (2,315,900 in 2004 and 2,315,000 in 2003
    shares issued; par value CHF 10 (U.S. $5.63)                            13,040          13,033
  Additional paid-in capital                                                94,051          94,024
  Notes receivable from officers                                              (421)           (383)
  Retained earnings                                                         15,362           5,941
  Accumulated other comprehensive income                                    20,272          13,144
                                                                         ---------       ---------
Total stockholders' equity                                                 142,304         125,759
                                                                         ---------       ---------
  Total liabilities and stockholders' equity                             $ 172,165       $ 150,674
                                                                         =========       =========

See notes to consolidated financial statements.

                               INFICON Holding AG

                        Consolidated Statements of Income
              (U.S. Dollars in Thousands, except per share amounts)

                                                                                                     Year ended December 31
                                                                                              2004            2003            2002
                                                                                          -----------------------------------------

Net sales                                                                                 $ 188,147       $ 157,574       $ 130,279

Cost of sales                                                                               100,603          86,974          72,364
                                                                                          ---------       ---------       ---------
Gross profit                                                                                 87,544          70,600          57,915

Research and development                                                                     20,181          17,939          16,052
Selling, general and administrative                                                          52,740          46,583          39,264
                                                                                          ---------       ---------       ---------
Operating income (loss) from continuing operations                                           14,623           6,078           2,599

Interest (income), net                                                                          (83)           (170)           (597)
Other expense (income), net                                                                  (1,415)           (552)            383
                                                                                          ---------       ---------       ---------
Income from continuing operations before income taxes                                        16,121           6,800           2,813

Provision (benefit) for income taxes                                                          4,661           3,686            (120)
                                                                                          ---------       ---------       ---------
Income from continuing operations                                                            11,460           3,114           2,933
Discontinued Operations (Note 5):
  (Loss) from operations of discontinued operations (net of income tax
    (benefit) of $(1,231) in 2004 and $(3,537) in 2003 and $(422) in 2002)                   (1,328)         (9,880)         (2,828)
  (Loss) on disposal of discontinued operations (net of income tax
    provision (benefit) of $1,398 in 2004 and $(392) in 2003)                                  (711)         (2,623)             --
                                                                                          ---------       ---------       ---------
(Loss) from discontinued operations                                                          (2,039)        (12,503)         (2,828)

Net income (loss)                                                                         $   9,421       $  (9,389)      $     105
                                                                                          =========       =========       =========

Earnings (loss) per share:
Diluted:
  Continuing operations                                                                   $    4.91       $    1.35       $    1.27
  Discontinued operations                                                                     (0.87)          (5.40)          (1.22)
                                                                                          ---------       ---------       ---------
  Total                                                                                   $    4.04       $   (4.06)      $    0.05

Earnings (loss) per share:
Basic:
  Continuing operations                                                                   $    4.95       $    1.35       $    1.27
  Discontinued operations                                                                     (0.88)          (5.40)          (1.22)
                                                                                          ---------       ---------       ---------
  Total                                                                                   $    4.07       $   (4.06)      $    0.05

See notes to consolidated financial statements.

                               INFICON Holding AG

                 Consolidated Statements of Stockholders' Equity

                (U.S. Dollars in Thousands, except share amounts)

                                                                      Additional  Receivable              Other           Total
                                                           Common      Paid-in       From     Retained  Comprehensive  Stockholders'
                                                            Stock      Capital     Officers   Earnings  Income (Loss)    Equity
                                                           -------------------------------------------------------------------------
Balance at December 31, 2001                                $ 13,033  $ 97,349     $(523)     $15,225    $ (5,560)        $119,524
  Net income                                                                                      105                          105
  Other comprehensive income, net of tax:
  Unrealized loss on foreign currency hedges,
    net of related income tax of $65                                                                         (116)            (116)
  Foreign currency translation adjustments                                                                 11,222           11,222
                                                                                                                          ---------
  Total comprehensive income                                                                                                11,211
  Adjustments to deferred taxes related to pre-IPO
    reorganization                                                      (3,325)                                             (3,325)
                                                           ------------------------------------------------------------------------

Balance at December 31, 2002                                $ 13,033  $ 94,024     $(523)     $15,330    $  5,546         $127,410
  Net loss                                                                                     (9,389)                      (9,389)
  Other comprehensive income, net of tax:
  Unrealized loss on foreign currency hedges, net of
    related income tax of $65                                                                                 (13)             (13)
  Foreign currency translation adjustments                                                                  7,611            7,611
                                                                                                                          ---------
  Total comprehensive income                                                                                                (1,791)
  Foreign currency revaluation of notes                                              (68)                                      (68)
  Payments on promissory notes                                                       208                                       208
                                                           ------------------------------------------------------------------------

Balance at December 31, 2003                                $ 13,033  $ 94,024     $(383)     $ 5,941    $ 13,144         $125,759
  Net income                                                                                    9,421                        9,421
  Other comprehensive income (loss), net of tax:
    Unrealized gain on stock available for sale                                                               158              158
    Realized gain on stock available for sale                                                                (158)            (158)
    Unrealized loss on foreign currency hedges, net of
      related income tax of $47                                                                               (78)             (78)
    Foreign currency translation adjustments                                                                 7,206           7,206
                                                                                                                          ----------
  Total comprehensive income                                                                                                16,549
  Issuance of common stock from exercise of stock options          7        27                                                  34
  Foreign currency revaluation of notes                                              (38)                                      (38)
                                                           ------------------------------------------------------------------------

Balance at December 31, 2004                                $ 13,040  $ 94,051     $(421)     $15,362    $ 20,272         $142,304
                                                           ========================================================================

See notes to consolidated financial statements.

                               INFICON Holding AG

                      Consolidated Statements of Cash Flows
                           (U.S. Dollars in Thousands)

                                                                     Year ended December 31
                                                                  2004        2003        2002
                                                               --------------------------------
Cash flows from operating activities:
  Net income (loss)                                            $  9,421    $ (9,389)   $    105
  Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
    Depreciation and amortization                                 4,863       5,222       3,879
    Gain on receipt of marketable securities                     (1,038)         --          --
    Impairment of long lived assets                                 363       7,370          --
    Deferred taxes                                                3,713          60      (1,691)
    Changes in operating assets and liabilities:
      Trade accounts receivable                                   2,451      (4,481)      3,566
      Inventories                                                  (341)      2,317       4,319
      Other assets                                                  895       1,833         471
      Trade Accounts payable                                        (43)       (813)        160
      Accrued liabilities                                         1,590      (1,918)     (1,269)
      Income taxes payable                                          591      (2,022)        636
      Other liabilities                                             657       2,711          60
                                                               --------------------------------
Net cash provided by operating activities                        23,122         890      10,236

Cash flows from investing activities:
  Purchases of property, plant and equipment                     (3,745)     (4,109)     (7,341)
  Proceeds from sale of marketable securities                     1,038          --          --
  Purchase of short-term investments                             (5,048)         --
  Purchase of Sentex Systems, Inc. (see note 3)                      --      (1,500)         --
  Loans to New Vision Systems (see note 3)                           --          --      (5,947)
                                                               --------------------------------
Net cash used in investing activities                            (7,755)     (5,609)    (13,288)

Cash flows from financing activities:
  Payments on notes receivable from officers                         --         208          --
  Proceeds from exercise of stock options                            34          --          --
                                                               --------------------------------
Net cash provided by financing activities                            34         208          --
                                                               --------------------------------
Effect of exchange rate changes on cash and cash equivalents      3,641       3,739       7,110
                                                               --------------------------------
Increase (decrease) in cash and cash equivalents                 19,042        (772)      4,058
Cash and cash equivalents at beginning of period                 37,074      37,846      33,788
                                                               --------------------------------
Cash and cash equivalents at end of period                     $ 56,116    $ 37,074    $ 37,846
                                                               ================================

See notes to consolidated financial statements.

                   Notes to Consolidated Financial Statements

                 (U.S.$ in thousands, except per share amounts)

1. Description of Business

During 2000, INFICON Holding AG (INFICON or the "Company") completed its initial public offering, whereby the parent, Unaxis, sold 80.5% of its ownership in INFICON. INFICON is a leading developer, manufacturer and supplier of innovative instrumentation, critical sensor technologies, and process control software for the semiconductor and vacuum coating industries. These analysis, measurement and control products are vital to OEMs and end-users in the complex manufacturing of semiconductors, flat panel displays, magnetic and optical storage media, and precision optics. The Company also provides essential instrumentation for gas leak detection and toxic chemical analysis to the air conditioning/refrigeration, emergency response, and industrial hygiene markets. The Company's products include PKC instruments and software, leak detectors, vacuum measurement and component products and field-portable gas chromatograph/mass spectrometer instruments (instrumentation for environmental health and safety). Headquartered in Syracuse, New York, INFICON has manufacturing facilities in the United States and Europe and operations in the United States, Liechtenstein, Switzerland, Germany, Finland, Japan, United Kingdom, France, Korea, Singapore, Taiwan, China, and Hong Kong. INFICON is subject to risks common to companies in our industries including, but not limited to, the highly cyclical nature of the semiconductor industry leading to recurring periods of oversupply, development by INFICON or its competitors of technological innovations, dependence on key personnel and the protection of proprietary technology.

2. Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents and Short-Term Investments

The Company considers all highly-liquid investments with an original maturity of three months or less on their acquisition date to be cash equivalents. The Company classifies investments with an original maturity of more than three months on their acquisition date as short-term investments. At December 31, 2004, short-term investments consisted of certificates of deposit or time deposits with maturities between three months and twelve months.

Trade Accounts Receivable

Trade accounts receivable are shown net of allowances for doubtful accounts of U.S.$675 and U.S.$1,155 at December 31, 2004 and 2003, respectively. The Company markets its products to a diverse customer base globally. Trade credit is extended based upon evaluation of each customer's ability to perform its obligations, these evaluations are updated periodically and the Company may require deposits on large orders but does not require collateral to support customer receivables.

Concentration Risk

The following table represents specific customer sales as a percentage of total Company sales:

                                                   2004        2003        2002
                                                   ----        ----        ----
Pfeiffer Vacuum                                     17%         16%         18%

Unaxis  and its divisions                           15%         14%         14%

Inventories

Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out method. The reserve for excess and obsolete inventories was U.S.$5,260 and U.S.$5,530 as of December 31, 2004 and 2003, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Consolidated Statements of Income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not such assets will not be realized.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Expenditures for major renewals and betterments that extend the useful lives of property, plant and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized in earnings. Depreciation is provided on the straight-line method over the estimated useful lives of 20 years for buildings and 3 to 10 years for machinery and equipment.

Intangible Assets

The costs of identified intangible (primarily completed software technology) assets are amortized on a straight-line basis over five to ten years. The Company periodically reviews intangibles to evaluate whether changes have occurred that would suggest their value may be impaired based on the estimated undiscounted cash flows of the asset to which the intangible relates. If this review indicates the remaining useful life of an intangible requires revision or is not recoverable, the carrying amount of the intangible is reduced by the estimated shortfall of cash flows on a discounted basis. Accumulated amortization at December 31, 2004 and 2003 was U.S.$3,413 and U.S.$3,371, respectively. Amortization expense for the next five years will approximate U.S.$150 per year.

The activity of identifiable intangible assets was as follows:

                                       Balance at                                                   Foreign
                                       Beginning                                                    Currency     Balance at
                                         of Year     Additions    Amortization   Impairments      Translation   End of Year
                                       ------------------------------------------------------------------------------------

Year ended December 31, 2004             1,526                       (132)           (363)          303          1,334

Year ended December 31, 2003               343         4,482         (594)         (2,635)          (70)         1,526

Research and Development

Research and development costs are expensed as incurred.

Shipping and Handling Costs

Revenue and costs associated with shipping products to customers are included in sales and cost of sales, respectively.

Advertising Costs

Advertising costs of U.S.$971 in 2004, U.S.$783 in 2003, and U.S.$1,041 in 2002
are expensed as incurred.

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

Significant Accounting Policies and Estimates

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

      Revenue Recognition - Revenue is recognized upon the transfer of title and risk of loss which is generally upon shipment. When a customer's acceptance is required, revenue is not recognized until the customer's acceptance is received. The Company accrues for anticipated returns and warranty costs upon shipment.

      Goodwill and Intangible Assets - The Company reviews goodwill and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable, and also reviews goodwill annually. Goodwill and intangible assets deemed to have indefinite lives are not subject to amortization, while all other identifiable intangibles are amortized over their estimated useful life. Intangible assets, such as purchased technology, are generally recorded in connection the acquisition of a business. The value assigned to intangible assets is determined by or with assistance of an independent valuation firm based on estimates and judgments regarding expectations for the success and life cycle of products and technology acquired. If actual results differ significantly from the estimates, or other indications are present, the Company may be required to record an impairment charge to write down the asset to its realizable value. In addition, goodwill is tested annually using a two-step process. The first step is to identify any potential impairment by comparing the carrying value of the reporting unit to its fair value. If a potential impairment is identified, the second step is to compare the implied fair value of goodwill with its carrying amount to measure the impairment loss. A severe decline in fair value could result in an impairment charge to goodwill, which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company performs its annual impairment analysis during the third quarter.

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

      Deferred Tax Assets - As of December 31, 2004, the Company had net deferred tax assets of approximately U.S.$38 million reflecting tax credit and loss carryforwards, basis differences primarily from intangible assets, and other deductions available to reduce taxable income in future years. A majority of the net deferred tax assets balance resides in the United States. In assessing the realization of the Company's deferred tax assets, we consider whether it is more likely than not the deferred tax assets will be realized. The ultimate realization of our deferred income tax assets depends upon our ability to generate future taxable income, including the implementation of tax planning strategies, during the periods in which our basis differences and other deductions become deductible and prior to the expiration of our net operating loss carryforwards. On a quarterly basis, the Company evaluates the recoverability of its deferred tax assets based upon historical results and forecasted results over future years, considering tax planning strategies, and matches this forecast against the basis differences, deductions available in future years and the limitations allowed for net operating loss carryforwards to ensure there is adequate support for the realization of the deferred tax assets. While we have considered future operating results, in conjunction with ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged as a reduction to income in the period such determination was made. Likewise, should we determine that we would be able to realize future deferred tax assets in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made. For the year ended December 31, 2004, the Company's evaluation of the recoverability of our deferred tax assets, in accordance with SFAS 109, showed that an increase to our valuation allowance for its deferred income tax assets was required. An additional valuation allowance of U.S.$.8 million was recorded for the year ended December 31, 2004. If the Company generates future taxable income against which these tax attributes may be applied, some portion or all of the valuation allowance would be reversed and reported as income tax benefit in future periods.

      Although realization is not assured, the Company believes it is more likely than not the net deferred tax asset balance as of December 31, 2004 will be realized. Differences between forecasted and actual future operating results could adversely impact our ability to realize our deferred income tax assets; however, differences between forecasted and actual future operating results are continually monitored to ensure the Company has adequate support for the realization of the deferred tax assets. The Company's analysis supporting the realization of the deferred tax assets places careful consideration on the net operating loss carryforward periods.

      Impairment of Long-Lived Assets - SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was early adopted by the Company on January 1, 2002. In accordance with SFAS No. 144, long-lived assets to be held and used by an entity are to be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized by reducing the recorded value to fair value. During 2004 and 2003 an impairment charge was recognized and is included in loss from discontinued operations (see Note 3).

      Disposal of Long-Lived Assets/Discontinued Operations - SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was early adopted by the Company on January 1, 2002. Under SFAS No. 144, the definition of what constitutes a discontinued operation is broader, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur (see Note 5).

Software Cost

The Company capitalizes internal-use software development costs in accordance with the provisions of SOP 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use." The capitalized cost is amortized beginning when it is placed into service on a straight-line basis over its estimated life.

Stock-Based Compensation

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (SFAS 148), "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123 (SFAS 123)." The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized (see Note 19).

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                            2004                 2003                 2002
                                                        ----------           ----------           ----------
Net income (loss), as reported                          $    9,421           $   (9,389)          $      105
Income from continuing operations                           11,460                3,114                2,933
Less: Stock based compensation expense, net of tax          (1,044)              (5,509)              (3,263)
Pro forma income (loss) from continuing operations          10,416               (2,395)                (330)
(Loss) from discontinued operations                         (2,039)             (12,503)              (2,828)
                                                        ----------------------------------------------------
Net Income (Loss) - pro forma                           $    8,377           $  (14,898)              (3,158)
                                                        ====================================================
Earnings (loss) per share
Diluted:
Continuing operations - as reported                     $     4.91           $     1.35           $     1.27
Discontinued operations - as reported                        (0.87)               (5.40)               (1.22)
                                                        ----------------------------------------------------
Total - as reported                                     $     4.04           $    (4.06)          $     0.05
                                                        ====================================================

Continuing operations - pro forma                       $     4.47           $    (1.03)          $    (0.14)
Discontinued operations - pro forma                          (0.87)               (5.40)               (1.22)
                                                        ----------------------------------------------------
Total - pro forma                                       $     3.59           $    (6.44)          $    (1.36)
                                                        ====================================================

Earnings (loss) per share
Basic:
Continuing operations - as reported                     $     4.95           $     1.35           $     1.27
Discontinued operations - as reported                        (0.88)               (5.40)               (1.22)
                                                        ----------------------------------------------------
Total - as reported                                     $     4.07           $    (4.06)          $     0.05
                                                        ====================================================

Continuing operations - pro forma                       $     4.50           $    (1.03)          $    (0.14)
Discontinued operations - pro forma                          (0.88)               (5.40)               (1.22)
                                                        ----------------------------------------------------
Total - pro forma                                       $     3.62           $    (6.44)          $    (1.36)
                                                        ====================================================

Reclassification

Certain reclassifications have been made to prior years' financial statements to conform to the current year presentation.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ('FASB') issued SFAS No. 123(R), "Share-Based Payment", which is a revision of SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. Pro forma disclosure of the income statement effects of share-based payments is no longer an alternative. SFAS No. 123(R) is effective for all periods after July 1, 2005. In addition, companies must also recognize compensation expense related to any awards that are not fully vested as of the effective date. Compensation expense for the unvested awards will be measured based on the fair value of the awards in accordance with the provisions of SFAS No. 123. The Company is currently assessing the impact of adopting SFAS 123(R) to its consolidated financial statements.

3. Acquisitions

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

 The transaction was accounted for under the purchase method of accounting for business combinations, and the results of operations for INFICON LT (or Patterning Solutions) (formerly New Vision Systems) have been included in the Company's consolidated financial statements, and reported as a separate reporting unit under the semiconductor vacuum instrumentation segment, for the year ended December 31, 2003 since the date of acquisition.

An independent valuation of the assets acquired and liabilities assumed from the purchase of New Vision Systems was completed during the first quarter of 2003. The valuation methodology was based on the income approach - discounted cash flow method and was based upon the Company's financial projections, backlog, non-competition and non-solicitation clauses and workforce value. The valuation was based on a weighted average cost of capital of 17% and expected life of the purchased technology.

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

As consideration for the stock of New Vision Systems, the Company assumed liabilities in excess of assets, and entered into a contingent "Earn Out" agreement through 2004 with the stockholders of New Vision Systems, not to exceed $27 million, payable in a combination of the Company's ADRs, valued at the current market price when payable, and cash, based on specific sales targets of New Vision Systems in calendar years 2003 and 2004. As of December 31, 2004, no amounts have been recorded for the contingent purchase price.

The following unaudited pro forma information summarizes the Company's consolidated results of operations for the year ended December 31, 2002 as if New Vision Systems acquisition had taken place at the beginning of 2002:

                                                              2002
                                                           ---------
      Net sales                                            $ 133,059

      Net (loss)                                           $  (7,646)
                                                           =========

      Basic & Diluted net (loss) per share                 $   (3.30)

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
                                                               ======

In connection with the decision to dispose of this business, during March 2004 the remaining balance of the identifiable intangible assets of U.S.$363, were written down to U.S. $0. (see Note 5)

Sentex Systems Inc.

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

The transaction was accounted for under the purchase method of accounting for business combinations, and the results of operations have been included in the Company's consolidated financial statements as of the second quarter ending June 30, 2003. The valuation methodology was performed by Company with assistance from an independent party and was based on the income approach - discounted cash flow method and was based upon the Company's financial projections. The valuation was based on a weighted average cost of capital of 11% and expected life of the purchased technology.

A valuation of the assets and certain liabilities acquired from the purchase of Sentex Systems Inc. was prepared by the Company. The following table summarizes the estimated fair values of those assets and liabilities.

      Purchase price                                                  $ 1,500
                                                                      =======

      Tangible assets acquired:
      Current assets                                                  $   354
      Equipment and other                                                  35
                                                                      -------
      Total tangible assets acquired                                  $   389
                                                                      -------

      Less: Liabilities assumed
      Current liabilities                                             $   (89)

Allocation of excess purchase price over net assets was $1,200 to identifiable intangible asset.

The acquired identifiable intangible asset (primarily gas chromatography and completed software technology) has a useful life of 10 years. The intangible asset balance is comprised of completed technology of U.S.$1,200 (10 year useful life). The U.S.$1,200 is deductible for tax purposes.

The following unaudited pro forma information summarizes the Company's consolidated results of operations for the years ended December 31, 2003 and 2002 as if Sentex Systems acquisition had taken place at the beginning of 2002:

                                                       2003           2002
                                                    ---------      ---------
      Net sales                                     $ 159,904      $ 131,301

      Net income (loss)                             $  (9,341)     $     290
                                                    =========      =========


      Diluted net income (loss) per share           $   (4.03)     $    0.13
      Basic net income (loss) per share             $   (4.03)     $    0.13

4. Sale of Diffusion Pump Business

During the second quarter of 2003, the Company sold its diffusion pump business. There was no gain or loss realized during 2003 from the sale. The Company's decision to sell the diffusion pump business was based upon its long-term strategy of focusing financial and personnel resources on the Company's core strategies.

The Company sold certain assets and intellectual property associated with its diffusion pump business. The sales price was U.S.$1,400, with U.S.$230 paid at signing. The balance is due based on 10% of buyers revenues derived from the diffusion pump sales, with payments to be made twice a year . The payments received in 2004 amounted to U.S.$180.

5. Discontinued Operations

Ultra Clean Processing Business

During 2003, the Company decided to divest of the ultra clean processing business, based upon its long-term strategy of focusing on the Company's core competencies in the front-end of the semiconductor manufacturing process. The divestment was completed as of December 31, 2003. The divestment was structured as a management buyout where selected assets were purchased for approximately U.S.$614, with the payment terms allowing the Company the potential to recoup a portion of the divestment costs over the next several years. The Company received payments of approximately U.S.$125 during each of 2004 and 2003. The Company has reported the results of this business, within the Consolidated

Statements of Income, as discontinued operations for the years ended December 31, 2004, 2003 and 2002. The ultra clean processing business serviced the semiconductor market and were reported under the semiconductor vacuum instrumentation segment.

      The balance of the reserves, relating to the discontinued operations, as of December 31, are as follows:

                                                                   2004     2003
                                                                   ----   ------
      Reserve for doubtful accounts                                $ 92   $  467
      Reserve for staff reductions                                    0      122
      Reserve for excess/obsolete inventory                          40      272
      Reserve for receivable resulting from sale of UCP business    412      533
                                                                   ----   ------
      Total reserve for discontinued operations                    $544   $1,394
                                                                   ====   ======

During 2004 and 2003, the Company reduced certain accruals by U.S.$598 and $182, respectively, based on adjustments of original estimates to actual costs. The reduction of these accruals was recorded as income from discontinued operations.

Patterning Solutions Software Business (INFICON LT)

In March 2004, the Company retained the services of an investment bank in connection with the disposal of its patterning solutions software business. The Company's decision to exit this business is based upon its decision to further focus its resources. During the first quarter 2004 the Company recorded an impairment loss of U.S.$0.3 million to write-off the balance of its intangible assets. During the third quarter 2004, the Company wrote-down a portion of its deferred tax asset relative to specific loss carryforwards that were recorded as part of the acquisition of the patterning solutions software business of U.S.$1.4 million, due to reduced expectations on the proceeds from sale. Additionally, during third quarter 2004, the Company recorded an impairment of fixed assets of U.S.$45. After careful consideration, a decision was made to phase out operations and fulfill existing customer contracts through 2005. The patterning solutions software business had assets of U.S.$4.5 million and liabilities of U.S.$0.8 as of December 31, 2004 (excluding intercompany transactions). The patterning solutions software business services the semiconductor market and was reported under the semiconductor vacuum instrumentation segment.

The components of discontinued operations are as follows:

                                                                                             2004
                                                                    -------------------------------------------------------
                                                                      Total          Ultra Clean       Patterning Solutions
Loss from operations, net of taxes                                   $ (1,328)             $  --                  $ (1,328)
Gain (loss) on disposal, net of taxes                                    (711)               598                    (1,309)
                                                                    ----------       ------------      --------------------
Income (loss) from discontinued operations, net of taxes             $ (2,039)             $ 598                  $ (2,637)

                                                                                             2003
                                                                    -------------------------------------------------------
                                                                      Total          Ultra Clean       Patterning Solutions
Loss from operations, net of taxes                                  $ (10,249)          $ (1,188)                 $ (9,061)
(Loss) on disposal, net of taxes                                       (2,254)            (2,254)
                                                                    ----------       ------------      --------------------
(Loss) from discontinued operations, net of taxes                   $ (12,503)          $ (3,442)                 $ (9,061)

                                                                                             2002
                                                                    -------------------------------------------------------
                                                                      Total          Ultra Clean       Patterning Solutions
Loss from operations of discontinued operations, net of taxes        $ (2,828)          $ (2,828)                    $  --

6. Other Income

In April 2004 the Company became aware it owned 22,793 shares of Prudential Financial, Inc. (Prudential) stock resulting from Prudential's conversion from a mutual company to a public stock company in the fourth quarter of 2001. Prudential had been the Company's insurance carrier for a number of years and as a result the Company earned these shares in the conversion. In considering the appropriate accounting for this event, the Company considered a number of quantitative and qualitative factors and recorded the value of the stock as other income in the quarter it became known. We recorded current income for the value of the stock at the time the Company first became aware of the shares. The effect of this transaction was U.S.$880 and was recorded as an increase in other income in the first quarter of 2004. The unrealized change in value, which was not material, of the shares subsequent to the demutualization was recorded retroactively through equity as the stock is classified as available-for-sale. In the second quarter of 2004, the balance of the stock was sold. The effect on net income from the sale on the balance of the stock was U.S.$158 and was recorded as an increase in other income in the second quarter of 2004.

7. Inventories

Inventories consist of the following at December 31,:

                                                        2004             2003
                                                      -------------------------

      Raw material                                    $ 16,352         $ 14,866
      Work-in-process                                    1,009            1,054
      Finished goods                                     3,668            3,475
                                                      -------------------------
                                                      $ 21,029         $ 19,395
                                                      =========================

8. Property, Plant, and Equipment

The components of property, plant, and equipment consist of the following at December 31,:

                                                             2004         2003
                                                           ---------------------

      Land                                                 $    700     $    700
      Buildings and improvements                             18,923       17,872
      Machinery and equipment                                27,589       22,844
                                                           ---------------------
                                                             47,212       41,416
      Less accumulated depreciation                          24,433       19,018
                                                           ---------------------
                                                           $ 22,779     $ 22,398
                                                           =====================

9. Accrued Liabilities

The components of accrued liabilities are as follows at December 31,:

                                                             2004         2003
                                                           ---------------------

      Salaries, wages and related costs                    $  6,632     $  3,735
      Warranty                                                2,244        2,514
      Commissions                                             2,647        2,321
      Deferred revenue                                          880        1,028
      Other                                                   2,678        3,313
                                                           ---------------------
                                                           $ 15,081     $ 12,911
                                                           =====================

10. Warranty

The activity of the warranty reserve was as follows:

                                       Balance at                            Deduct:
                                      Beginning of     Add: Warranty     Claims against    Balance at End
                                          Year           Provision           Reserve           of Year
                                    -----------------------------------------------------------------------

Year ended December 31, 2004          $   2,514         $     1,473         $  1,743          $   2,244

Year ended December 31, 2003          $   2,246         $     1,707         $  1,442           $   2,514

11. Restructuring Charges

During the fourth quarter of 2002, the Company recorded restructuring charges of U.S.$ 1,274 as part of a worldwide cost-reduction program in response to the continued reduced demand and slowdown in the semiconductor capital equipment industry. The U.S.$1,274 charged to restructuring primarily consisted of severance and fringe benefits for approximately 33 employees who either elected the voluntary severance program or were terminated. The affected employees were located in the United States and Liechtenstein and are comprised of manufacturing and salaried employees. Notification of termination and benefits were communicated to employees in the fourth quarter of 2002 and the majority of the terminations occurred in 2002 and early 2003. Both of the Company's segments were affected by the restructuring charges.

12. Borrowing Arrangements

The Company has a U.S.$30.0 million working capital financing arrangement with Credit Suisse. The financing arrangement can be either in the form of a current account overdraft facility, fixed advances with a maximum maturity of twelve months, bid/advance payment/performance bonds, issuance of letters of credit, or as margin coverage for foreign exchange forward transactions. The working capital financing automatically extended for one year on November 23, 2004. The Company has U.S.$0 outstanding under the arrangement as of December 31, 2004 and 2003.

Additionally, the Company has revolving credit facilities with HypoVereinsbank in Hong Kong Dollars, which approximates U.S.$1.8 million. These facilities can be in the form of working capital financing and/or margin coverage arrangement for foreign exchange forward transactions. The working capital financing arrangement can be either in the form of a current account overdraft facility, fixed advances with a maximum maturity of nine months, short term trust receipt financing, issuance of letters of credit, or issuance of bank guarantees. The working capital financing arrangement expires on June 30, 2006 and the Company had U.S.$470 and U.S.$0, respectively, outstanding under the arrangement as of December 31, 2004 and 2003.

13. Related Party Transactions

The following table summarizes transactions with Unaxis for the years end December 31:

                                                      2004       2003      2002
                                                    ---------------------------
Selling, general & administrative expenses           3,541      3,515     3,996

Rent expense (inlcuded in SG&A expenses)             2,088      2,129     1,801

Net Sales                                           27,990     22,707    17,599

These SG&A charges represent allocations for expenses incurred by Unaxis on the Company's behalf including costs for occupancy, finance, legal, tax, information technology, and human resources functions. The amounts are primarily allocated based on net sales, which management believes to be reasonable. INFICON and Unaxis have entered into agreements following the separation of the companies that governs various relationships for separating employee benefits and tax obligations, indemnification and transition services. Rent expense is incurred by the Company, which leases certain buildings from Unaxis, that are due to expire between December 2005 and 2010. The accounts receivable-affiliates and accounts payable-affiliates on the Consolidated Balance Sheets represent balances with Unaxis subsidiaries.

14. Financial Instruments and Risk Management

The carrying amount of all reported balances in the balance sheet approximates fair value.

The Company maintains a foreign currency exchange risk management strategy that uses derivative instruments, in the form of forward exchange contracts, to hedge against future movements in foreign exchange rates that affect certain foreign currency denominated sales and related purchase transactions, caused by currency exchange rate volatility. These contracts are designated as cash flow hedges and generally have durations of less than one year. The Company attempts to match the forward contracts with the underlying items being hedged in terms of currency, amount and maturity. The primary currencies in which the Company has exposure are the Japanese Yen, Swiss Franc, Euro, and U. S. Dollar. This exposure arises in certain locations from intercompany purchases and sales of inventory in foreign currency for resale in local currency, in addition to intercompany billings relating to research and development and management services.

The Company's accounting policy, for derivative financial instruments, is based on its designation of such instruments as hedging transactions. An instrument is designated as a hedge based in part on its effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. The Company records all derivatives on the balance sheet at fair value. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The gain or loss (ineffectiveness) on the derivative instrument in excess of the hedged item, if any, is recognized in current earnings during the period in which it occurs. The Company's unrealized net losses under foreign currency contracts at December 31, 2004 and 2003, are included in accumulated other comprehensive income, net of taxes. These unrealized net losses are expected to be recognized into earnings over the next twelve months. The Company recognized gains net of taxes from ineffective hedges of U.S.$264 in 2002.

                                                                                   2004          2003
                                                                                 --------      --------

Aggregate value of contracts for sale of U.S. Dollars                              2,300         2,200

Aggregate value of contracts for exchange of all other currencies                  3,000         4,269

Unrealized net losses under foreign currency contracts                                78            13

The Company had (gains) losses from all foreign currency transactions and foreign exchange contracts of U.S.$(122), U.S.$(398), and U.S.$573 for fiscal years 2004, 2003, and 2002, respectively, which are recorded in other income/expense, net.

15. Commitments and Contingencies

A summary of contractual commitments and contingencies as of December 31, 2004 is as follows:

                           2005          2006          2007          2008          2009       Therafter       Total
                        ----------    ----------    ----------    ----------    ----------    ----------    ----------

Operating Leases        $    4,978    $    4,717    $    4,667    $    4,746    $    4,789    $   14,240    $   38,137

Purchase Obligations           768           438                                                            $    1,206
                        ----------    ----------    ----------    ----------    ----------    ----------    ----------
Total                   $    5,746    $    5,155    $    4,667    $    4,746    $    4,789    $   14,240    $   39,343
                        ----------    ----------    ----------    ----------    ----------    ----------    ----------

The Company leases some of its facilities and machinery and equipment under operating leases, from Unaxis and third parties, expiring in years 2005 through 2014. Generally, the facility leases require the Company to pay maintenance, insurance and real estate taxes. Rental expense under operating leases totaled U.S.$6,216, U.S.$5,681, and U.S.$5,008 for the years ended December 31, 2004,
2003, and 2002, respectively.

Purchase obligations include amounts committed under legally enforceable contracts or purchase orders for goods or services with defined terms as to price, quantity, delivery and termination liability.

16. Supplemental Cash Flow Information

Cash receipts(payments) for the years ended December 31:

                                                      2004       2003      2002
                                                     ---------------------------

Income taxes, net                                     (998)    (2,200)   (1,062)

Interest, net                                           83        149        33

Sale of Diffusion Pump business (Note 4)               180        230        --

Sale of Ultra Clean Processing business (Note 5)       125        125        --

17. Income Taxes

For financial reporting purposes, income (loss) before income taxes included the following:

                                                                              2004         2003        2002
                                                                           ---------------------------------
Income (loss) from continuing operations before income taxes
   United States                                                           $  8,795     $  3,308     $(3,218)
   Foreign                                                                    7,326        3,492       6,031
                                                                           ---------------------------------
   Total income (loss) from continuing operations before income taxes      $ 16,121     $  6,800     $ 2,813
                                                                           =================================
Income (loss) from discontinued operations before income taxes
   United States                                                           $ (2,495)    $(12,515)          $
   Foreign                                                                      623       (3,917)     (3,251)
                                                                           ---------------------------------
   Total income (loss) from discontinued operations before income taxes    $ (1,872)    $(16,432)    $(3,251)
                                                                           =================================

Total income (loss) before income taxes                                    $ 14,249     $ (9,632)    $  (438)
                                                                           =================================

Provision (benefit) for income taxes included the following:

                                                 2004          2003        2002
                                              ---------------------------------

Current:
   Federal                                    $    --      $    --      $    --
   State                                         (466)        (103)          31
   Foreign                                      1,068          (30)       1,118
                                              ---------------------------------
                                                  602         (133)       1,149
                                              ---------------------------------
Deferred:
   Federal                                      2,443       (1,330)      (1,388)
   Foreign                                      1,783        1,219         (303)
                                              ---------------------------------
                                                4,226         (111)      (1,691)
                                              ---------------------------------
Provision (benefit) for income taxes          $ 4,828      $  (243)     $  (542)
                                              =================================

         The differences between the United States federal statutory income tax rate and the Company's effective tax rate were as follows:

                                                                2004       2003      2002
                                                                ---------------------------

U.S. federal statutory rate                                     34.0%     (34.0%)    34.0%
Effect of permanent differences                                 (3.1%)    (19.7%)    (2.6%)
Effect of foreign subsidiaries with different tax rates         (7.8%)   (249.7%)   (17.1%)
State taxes, net of federal benefit                              1.1%       7.1%     (0.8%)
Increase in valuation allowance                                   .8%     191.5%      6.0%
Write-off of deferred tax asset (Note 5)                         9.2%
Other                                                            (.3%)    (19.2%)    (0.3%)
                                                                ---------------------------

Effective tax rate                                              33.9%    (124.0%)    19.2%
                                                                ===========================

Deferred tax assets and liabilities were comprised of the following:

                                                          2004            2003
                                                       ------------------------
Deferred tax assets:
   Accrued liabilities                                 $    847        $  1,250
   Loss carryforwards and tax credits                    15,330          14,100
   Basis differences/ intangible assets                  26,950          30,047
   Inventory                                                919             895
   Deferred revenue and other                               868             431
                                                       ------------------------
Total gross deferred tax assets                          44,914          46,723
     Less valuation allowances                           (5,130)         (4,269)
                                                       ------------------------
Total deferred tax assets                                39,784          42,454
                                                       ------------------------

Deferred tax liabilities:
   Accrued employee benefits                                757             283
   Property, plant, and equipment                           517             393
   Other                                                    281             348
                                                       ------------------------
Total deferred tax liabilities                            1,555           1,024
                                                       ------------------------

Net deferred tax asset                                 $ 38,229        $ 41,430
                                                       ========================

Presented as:
   Current deferred tax asset                          $  2,650        $  3,161
   Long-term deferred tax asset                          37,134          39,293
   Current deferred tax liability                        (1,005)           (545)
   Long-term deferred tax liability                        (550)           (479)
                                                       ------------------------
                                                       $ 38,229        $ 41,430
                                                       ========================

      During the year ended December 31, 2000, Unaxis Holding AG transferred the assets and liabilities of various INFICON subsidiaries to newly created legal entities that are wholly-owned by INFICON Holding AG. For income tax purposes, the asset transfer was considered a taxable transaction creating a new income tax basis of the assets and liabilities transferred. The transaction resulted in a basis difference of approximately U.S.$84 million which will be deductible for tax purposes over various periods, no longer than 15 years. As a result, a deferred tax asset of U.S.$37,385 related to the basis difference was recorded with a corresponding credit in stockholders' equity. In conjunction with the business transfers and taxable transaction described above, it was agreed that Unaxis would be responsible for the payment of taxes for the period up to the date of transfer. The tax liability for the period through the transfer date was estimated and recorded as part of the equity reclassification upon reorganization of the Company.

      At December 31, 2004, the Company has federal and foreign net operating loss carryforwards of approximately U.S.$56,400, which are available to offset future taxable income, if any, which expire at various dates through 2023. Realization of the deferred tax benefit is dependent on generating sufficient taxable income to offset the deferred tax asset prior to its expiration. The Company has recorded a valuation allowance of approximately U.S.$5,130, which represents the tax benefit for net operating losses incurred for which the Company is uncertain as to the amount, if any, of future tax benefits to be received for the future utilization of such loss carryforwards.

      Undistributed earnings of INFICON's foreign subsidiaries, are permanently reinvested. Distribution of earnings to INFICON would generally be exempt from taxation in Switzerland in accordance with their participation exemption. The participation exemption, in most cases, exempts income such as dividends, interest, and capital gains from taxation in Switzerland if such income is derived from qualifying investments in subsidiaries. Upon distribution of those earnings in the form of dividends, withholding taxes ranging from 5% to 20% would be payable upon the remittance of all previous unremitted earnings as of December 31, 2004.

18. Employee Benefit Plans

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

The following tables show reconciliations of defined benefit pension plans as of December 31:

                                                        2004            2003
                                                     ------------------------
      Change in benefit obligation
      Benefit obligation, January 1                  $ 50,411        $ 46,281
      Service cost                                      2,232           2,336
      Interest cost                                     2,311           2,201
      Actuarial losses (gains)                          1,066            (752)
      Benefits paid                                    (3,184)         (5,161)
      Participant contributions                           822             892
      Plan amendments                                                     122
      Foreign currency translation adjustments          4,019           4,492
                                                     ------------------------
      Benefit obligation, December 31                $ 57,677        $ 50,411
                                                     ========================

      Change in plan assets
      Fair value of plan assets, January 1           $ 39,619        $ 36,124
      Actual return on plan assets                      1,393           2,233
      Company contributions                             2,939           2,278
      Participants' contributions                         822             892
      Benefits paid                                    (3,184)         (5,161)
      Foreign currency translation adjustments          3,196           3,253
                                                     ------------------------
      Fair value of plan assets, December 31         $ 44,785        $ 39,619
                                                     ========================

      Reconciliation of funded status
      Funded status                                  $(12,892)       $(10,792)
      Unrecognized prior service (benefit) cost           174             486
      Unrecognized actuarial (gains) losses             8,862           7,411
                                                     ------------------------
      (Accrued) prepaid benefit costs                $ (3,855)       $ (2,895)
                                                     ========================

      Range of assumptions
        Discount rate                               3.3% - 6.0%    3.7% - 6.0%
        Expected return on plan assets              2.3% - 8.0%    2.0% - 8.0%
        Rate of compensation increase               1.7% - 5.5%    1.3% - 5.5%


The following table summarizes the components of the net periodic benefit costs for defined benefit pension plans for the periods ended December 31:

                                                           2004           2003
                                                         ----------------------

      Service cost                                       $ 2,232        $ 2,336
      Interest cost                                        2,311          2,201
      Expected return on plan assets                      (2,107)        (2,024)
      Amortization of prior service cost                      72            305
      Net amortization and deferralof actuarial
         gains / (losses)                                  1,103          1,235
                                                         ----------------------
      Net periodic benefit cost                          $ 3,611        $ 4,053
                                                         ======================

Additional Information:

Allocation of Assets

The asset allocation for the Company's US pension plan for the years ended December 31, 2004, and the target allocation for 2005, by asset category, follows:

      39 - 43%         Equity - US
      15 - 18%         Equity - International
       5 - 6%          Equity - US Real Estate Securities
       5 - 24%         Bonds
       7 - 31%         Fixed Income
      10 - 38%         Money Market

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

Accumulated Benefit Obligation

The accumulated benefit obligation for the Plans is approximately U.S.$50,300.

Estimated Contributions

It is anticipated the Company will make contributions of U.S.$800 to the pension plans for the fiscal year ending December 31, 2005.

The Company has a deferred compensation plan that covers certain former executives (SERP). Participants in this plan are fully vested in all amounts paid into the plan. During 2002, this benefit was transferred to the qualified defined benefit plan and the Company contributed an actuarially determined amount of U.S.$35 into the plan. The individuals will receive payments based upon age at the date of termination and reduced by benefits payable under other Company qualified retirement plans and benefits payable pursuant to social security, and any debts or amounts that are owed to the Company by the individuals.

The Company also participates in U.S. and foreign defined contribution plans for certain locations. In addition, the Company maintains bonus and profit sharing plans that provide cash awards to employees based upon operating results and employee performance.

Expense related to these plans for the years ended December 31:

                                               2004          2003          2002
                                              ----------------------------------

Defined contribution plans                      313           593           569

Bonus and profit sharing plans                4,082         1,905         1,095

19. Stockholder's Equity

Under the Swiss Code of Obligations, the shareholders may decide on an increase of the share capital in a specified aggregate par value up to 50% of the existing share capital, in the form of authorized capital to be used at the discretion of the Board of Directors. The Board of Directors is authorized to issue at any time until May 7, 2005, up to 1,157,500 shares of par value: CHF 10 per share. Such issuance may be made by full underwriting or in partial amounts. The Board of Directors is authorized to determine the issue price, period of dividend entitlement, and the form of the contribution upon the issuance of the shares. In addition, the General Meeting of Stockholders approved conditional capital in the amount of 115,000 shares, which shall be issued upon the exercise of option rights; which some employees and members of the Board of Directors will be granted pursuant to the Employee Incentive Plan. The Board of Directors will regulate the details of the issuances. As of December 31, 2004 and 2003, 114,100 and 115,000 shares, respectively, were available for issuance.

Share Purchase Plans

In connection with the Company's initial public offering in 2000, employees had the opportunity to participate in one of two equity purchase programs. The two programs are the leveraged share plan and the discounted share purchase plan.

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

The ADRs and shares issued under the leverage share plan and discounted share purchase plan were included in the 315,000 shares offered by the Company as part of the initial public offering.

Notes Receivable from Officers

In November 2000, certain officers and key employees purchased 16,480 shares of common stock and paid the exercise price by issuing cash plus full recourse promissory notes, denominated in U.S. Dollars, Swiss Francs, or Euro, to the Company totaling U.S.$1,371. At December 31, 2004 and 2003, the outstanding balance on the notes was U.S.$421 and U.S.$383, respectively. The remaining notes, which have been offset against stockholders' equity for financial statement presentation, are due in November 2007 and bear an interest rate equal to 120% of the mid-term applicable federal rate (as defined in the Internal Revenue Code). The interest is payable on a quarterly basis.

20. Stock Option Plans

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

      The following is a summary of option transactions under the three Plans:

                                                                  Weighted
                                                Shares         Average Price
                                                ------         -------------

Outstanding December 31, 2002                  147,623           CHF 209.77

        Granted                                 42,410            CHF 61.19

        Forfeited                               (1,080)          CHF 143.45

        Outstanding December 31, 2003          188,953           CHF 177.29

        Granted                                 36,429           CHF 111.16

        Forfeited                              (11,140)          CHF 127.56

        Exercised                                 (900)           CHF 50.00
                                               -------

        Outstanding December 31, 2004          213,342           CHF 168.61
                                               =======

        Exercisable at December 31, 2004       150,007           CHF 198.05

      The following table summarizes information about stock options outstanding and exercisable at December 31, 2004.

                                              Outstanding Options              Options Exercisable
                                                    Average     Remaining                  Average
      Exercise Price                  Shares         Price         Term        Shares       Price
      --------------                  ------         -----         ----        ------       -----

      CHF  50.00 - CHF  67.50          26,025     CHF  50.00        4.8          8,550    CHF  50.00
      CHF  67.51 - CHF  90.00           9,052     CHF  71.81        4.4          6,053    CHF  72.34
      CHF  90.01 - CHF 112.50          14,723     CHF  98.17        5.5          4,284    CHF  94.84
      CHF 112.51 - CHF 135.00          26,876     CHF 117.22        5.9          1,776    CHF 124.00
      CHF 157.50 - CHF 180.00          22,416     CHF 165.88        3.5         15,094    CHF 166.31
      CHF 202.50 - CHF 225.00         114,250     CHF 225.00        2.1        114,250    CHF 225.00
                                      -------                                  -------
      Totals                          213,342                                  150,007

The options are granted in Swiss Francs. The average rate for 2004 was U.S.$1.00=CHF 1.243.

Pro forma information regarding net income is required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FASB 123") (see Note 2). The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the years ended December 31:

                                                      2004           2003
                                                    --------       ---------

Risk free interest rate                               3.13%          2.02%

Expected volatility factor of stock price            62.81%         63.70%

Dividend Yield                                        0.00%          0.00%

Expected life of stock options                          5              5

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

21. Business Segments

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

The semiconductor vacuum instrumentation segment includes the PKC product line which is developed for use in various semiconductor manufacturing applications. The general vacuum instrumentation segment includes three major product lines: leak detection and vacuum measurement and components and environmental health and safety. These products are used in numerous markets including air conditioning, refrigeration, automotive, security, emergency response, and environmental applications.

Information on the Company's business segments (excluding discontinued operations) was as follows:

                                                             Years ended December 31
                                                          2004         2003          2002
                                                       ------------------------------------
Sales:
Semiconductor vacuum instrumentation                   $  49,127    $  36,674     $  30,716
General vacuum instrumentation                           139,020      120,900        99,563
                                                       ------------------------------------
Total sales                                            $ 188,147    $ 157,574     $ 130,279
                                                       ====================================

Gross profit (1):
Semiconductor vacuum instrumentation                   $  26,180    $  18,359     $  14,627
General vacuum instrumentation                            61,364       52,241        43,288
                                                       ------------------------------------
Total gross profit                                     $  87,544    $  70,600     $  57,915
                                                       ====================================

Earnings (loss) before interest and taxes:
Semiconductor vacuum instrumentation (2)               $   4,308    $  (3,121)    $  (5,725)
General vacuum instrumentation (2)                        10,693        9,751         7,941
                                                       ------------------------------------
Total earnings (loss) before interest and taxes (2)    $  15,001    $   6,630     $   2,216
                                                       ====================================

                                                             Years ended December 31
                                                          2004         2003          2002
                                                       ------------------------------------
Depreciation and amortization:
Semiconductor vacuum instrumentation                   $   1,720    $   2,208     $   1,363
General vacuum instrumentation                             3,143        3,014         2,516
                                                       ------------------------------------
                                                       $   4,863    $   5,222     $   3,879
                                                       ====================================
Capital expenditures:
Semiconductor vacuum instrumentation                   $   1,095    $   1,590     $   1,950
General vacuum instrumentation                             2,650        2,519         5,391
                                                       ------------------------------------
                                                       $   3,745    $   4,109     $   7,341
                                                       ====================================
Identifiable assets:
Semiconductor vacuum instrumentation                   $  67,427    $  55,467     $  52,796
General vacuum instrumentation                           104,738       95,207        95,132
                                                       ------------------------------------
                                                       $ 172,165    $ 150,674     $ 147,928
                                                       ====================================
Long-lived assets:
Semiconductor vacuum instrumentation                   $   9,449    $   9,996     $  14,314
General vacuum instrumentation                            16,829       16,514        15,523
                                                       ------------------------------------
                                                       $  26,278    $  26,510     $  29,837
                                                       ====================================
Sales by geographic location (3):
North America                                          $  51,434    $  48,241     $  42,325
Europe                                                    83,147       71,699        58,471
Asia-Pacific                                              51,783       35,899        28,744
Other                                                      1,783        1,735           739
                                                       ------------------------------------
Total sales                                            $ 188,147    $ 157,574     $ 130,279
                                                       ====================================

(1) Sales between business segments, which were not material, generally were priced at prevailing market prices.
(2) The gain on receipt and sale of Prudential stock of $1,038 (see Note 6) has not been allocated to the segments, otherwise all income and expenses have been included in the appropriate segments.
(3) The geographic location of a sale is determined by the country of destination.

22. Earnings Per Share

      The Company computes basic earnings per share, which is based on the weighted average number of common shares outstanding, and diluted earnings per share, which is based on the weighted average number of common shares outstanding and all dilutive common equivalent shares outstanding. The dilutive effect of options is determined under the treasury stock method using the average market price for the period.

      The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31,:

                                                            2004           2003           2002
                                                        ----------------------------------------
Numerator for basic and diluted earnings per share:
     Income (loss) from continuing operations           $   11,460     $    3,114     $    2,933
     Income (loss) from discontinued operations             (2,039)       (12,503)        (2,828)
                                                        ----------------------------------------
     Net income                                         $    9,421     $   (9,389)    $      105

Denominator for basic and diluted earnings per share:
Weighted average shares outstanding  - Basic             2,315,900      2,315,000      2,315,000
Weighted average shares outstanding  - Diluted           2,332,703      2,315,000      2,315,000
Earnings per share:
         Diluted - Continuing operations                $     4.91     $     1.35     $     1.27
         Diluted - Discontinued operations                   (0.87)         (5.40)         (1.22)
                                                        ----------------------------------------
         Diluted - Total                                $     4.04     $    (4.06)    $     0.05

         Basic - Continuing operations                  $     4.95     $     1.35     $     1.27
         Basic - Discontinued operations                     (0.88)         (5.40)         (1.22)
                                                        ----------------------------------------
         Basic - Total                                  $     4.07     $    (4.06)    $     0.05
                                                        ----------------------------------------

For the year ended December 31, 2004, the fully diluted earnings per share calculation excluded 163,614 options to purchase shares since these shares would have been anti-dilutive for 2004.

23. Quarterly Data (unaudited)

                                                                   Quarter ended
                                                   March 31    June 30   September 30   December 31
                                                 --------------------------------------------------
2004
   Sales                                            47,328      49,810       43,705       47,304
   Gross profit                                     22,602      23,617       19,865       21,460
   Income (loss) from continuing operations          4,235       4,058        1,564        1,603
   Income (loss) from discontinued operations         (716)         23       (1,498)         152
   Net income (loss)                                 3,519       4,081           66        1,755
   Earnings (loss) per share:
            Diluted - Continuing operations        $  1.81     $  1.74      $  0.67      $  0.69
            Diluted - Discontinued operations        (0.31)       0.01        (0.64)        0.07
                                                   ---------------------------------------------
            Diluted - Total*                       $  1.50     $  1.75      $  0.03      $  0.75

            Basic - Continuing operations          $  1.83     $  1.75      $  0.68      $  0.69
            Basic - Discontinued operations          (0.31)       0.01        (0.65)        0.07
                                                   ---------------------------------------------
            Basic - Total*                         $  1.52     $  1.76      $  0.03      $  0.76

2003
   Sales                                            38,889      36,245       37,891       44,549
   Gross profit                                     17,382      15,734       17,013       20,471
   Income (loss) from continuing operations          1,555         412          987          160
   Income (loss) from discontinued operations       (1,512)     (1,972)      (9,623)         604
   Net income                                           43      (1,560)      (8,636)         764
   Earnings (loss) per share:
        Diluted
            Continuing operations                  $  0.67     $  0.18      $  0.43      $  0.07
            Discontinued operations                  (0.65)      (0.85)       (4.16)        0.26
                                                   ---------------------------------------------
            Total*                                 $  0.02     $ (0.67)     $ (3.73)     $  0.33
        Basic
            Continuing operations                  $  0.67     $  0.18      $  0.43      $  0.07
            Discontinued operations                  (0.65)      (0.85)       (4.16)        0.26
                                                   ---------------------------------------------
            Total*                                 $  0.02     $ (0.67)     $ (3.73)     $  0.33

*     Total EPS amounts may not agree due to rounding

24. Subsequent Event

On February 17, 2005 the Company announced its intention to voluntarily delist its American Depositary Shares ("ADS") from the Nasdaq National Market ("Nasdaq") and terminate its American Depositary Receipts ("ADR") program. The Company gave notice to Nasdaq to delist the Company's ADSs, effective as of the open of business, New York City time, on March 21, 2005, and to The Bank of New York, the depositary for the Company's ADR program (the "Depositary"), to terminate its ADR program, effective on or about March 19, 2005. In addition, the Company has instructed the Depositary to cease accepting new deposits under the ADR program effective as of February 17, 2005. The Company's outstanding ADRs will remain trading on Nasdaq through the close of business Friday, March 18, 2005, and will be delisted from Nasdaq effective as of the open of business on Monday, March 21, 2005.

25. Additional information required by Swiss Law

As required by article 663 paragraph 3 of the Swiss Code of Obligations, the following supplementary information is disclosed:

                                                            2004       2003       2002
                                                          -----------------------------

Total personnel costs                                     $53,985    $47,388    $42,121
                                                          -----------------------------

Total depreciation of property, plant, and equipment        4,701      4,951      3,678
Total amortization and impairment on intangible assets        525      7,641        201
                                                          -----------------------------

Total amortization, impairment and depreciation           $ 5,226    $12,592    $ 3,879
                                                          -----------------------------


The fire insurance values of property, plant, and equipment at December 31,:

                                                           2004           2003
                                                        -----------------------
      Buildings and improvements                        $ 18,086       $ 10,821
      Machinery and equipment                             19,902         26,024
                                                        -----------------------
                                                        $ 37,998       $ 36,845
                                                        -----------------------


                 Schedule I - Valuation and Qualifying Accounts
                               Inficon Holding AG

                                    Balance at       Add:
                                   Beginning of   Charged to      Deduct:    Balance at
Allowance for doubtful accounts:       Year         Expense     Write-Offs   End of Year
                                   ------------   ----------    ----------   -----------

Year ended December 31, 2004           1,155           27            507          675

Year ended December 31, 2003           1,820          712          1,377        1,155

Year ended December 31, 2002           1,685          441            306        1,820

                                    Balance at       Add:
                                   Beginning of   Charged to      Deduct:    Balance at
Inventory Reserve:                     Year         Expense     Write-Offs   End of Year
                                   ------------   ----------    ----------   -----------

Year ended December 31, 2004           5,530            8            278        5,260

Year ended December 31, 2003           5,604          685            759        5,530

Year ended December 31, 2002           4,753        1,823            972        5,604

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.


                                               INFICON Holding AG


Date: March 14, 2005                           /s/ Lukas  Winkler
                                               --------------------------
                                               Name: Lukas Winkler
                                               Title: President and Chief
                                                      Executive Officer


Date: March 14, 2005                           /s/ Peter G. Maier
                                               --------------------------
                                               Name: Peter G. Maier
                                               Title: Vice-President and Chief
                                                      Financial Officer