Form 20-F/A
period 2004-12-31
INFICON HOLDING AG
filed 2005-07-26
CIK 1126659

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
                                 Amendment No. 1


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

                               ------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act.


TITLE OF EACH CLASS:                            NAME OF EACH EXCHANGE ON WHICH
                                                REGISTERED:

INFICON Holding AG shares with a par value of     The SWX Swiss
CHF 10 each                                        Exchange

                               ------------------

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                               ------------------
                                      None

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


                         Yes |X| No |_| Not applicable.


Indicate by check mark which financial statement item the registrant has elected to follow:

                             Item 17 |_| Item 18 |X|

                                EXPLANATORY NOTE

INFICON Holding AG (the "Company") hereby amends Items 15 and 19 of its Annual Report on Form 20-F for the year ended December 31, 2004 filed with the Securities and Exchange Commission on March 18, 2005. This Amendment does not amend, update or restate any other items or sections of said Annual Report.

Item 15 is amended in its entirety to read as follows:

      Item 15. Controls and Procedures

      Conclusion Regarding the Effectiveness of Disclosure Controls and
      Procedures

      As of the end of the period covered by this report on Form 20-F, the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934. Based on the evaluation of these controls and procedures required by paragraph (b) of Rule 13a-15, the Company's Chief Executive Officer and Chief Financial Officer concluded that its disclosure controls and procedures are effective as of the end of the period covered by this annual report to provide reasonable assurance that information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms.


      Changes in Internal Control over Financial Reporting

      There was no change in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) that occurred during the year ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.


Item 19. Exhibits

Exhibits 31.1 and 31.2 are amended by adding the certifications of the Chief Executive Officer and Chief Financial Officer, attached as Exhibits 31.1 and
31.2 hereto.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amended Annual Report on Form 20-F on its behalf.


                                            INFICON Holding AG

Date: July 26, 2005                         /s/ Lukas Winkler
                                            ------------------------
                                            Name:  Lukas Winkler
                                            Title: President and Chief
                                                   Executive Officer


Date: July 26, 2005                         /s/ Peter G. Maier
                                            ------------------------
                                            Name:  Peter G. Maier
                                            Title: Vice-President and Chief
                                                   Financial Officer