Form 20-F/A
period 2004-12-31
INFICON HOLDING AG
filed 2005-08-02
CIK 1126659

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

                         Yes |X| No |_| Not applicable.

Indicate by check mark which financial statement item the registrant has elected to follow:

                             Item 17 |_| Item 18 |X|



                                EXPLANATORY NOTE

INFICON HOLDING AG (the "Company") is filing this Amendment to its Annual Report on Form 20-F for the year ended December 31, 2004 filed with the Securities and Exchange Commission on March 18, 2005, in order to amend Items 15 and 19 and to amend the certifications of the Chief Executive Officer and Chief Financial Officer, set forth as Exhibits 31.1 and 31.2 herein. This Amendment does not amend, update or restate any other items or sections of said Annual Report.

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


                                               INFICON Holding AG



Date: July 26, 2005                            /s/ Lukas  Winkler
                                               --------------------------
                                               Name: Lukas Winkler
                                               Title: President and Chief
                                                      Executive Officer


Date: July 26, 2005                            /s/ Peter G. Maier
                                               --------------------------
                                               Name: Peter G. Maier
                                               Title: Vice-President and Chief
                                                      Financial Officer